Post-Qualification Offering Circular

Amendment No. 1 File No. 024-12634

OFFERING CIRCULAR DATED SEPTEMBER 12, 2025

PHOENIX ENERGY ONE, LLC

18575 Jamboree Road, Suite 830

Irvine, California 92612

(949) 416-5037

Up to 3,750,000 10.00% Series A Cumulative Redeemable Preferred Shares

Representing Limited Liability Company Interests

We are offering up to 3,750,000 shares of our 10.00% Series A Cumulative Redeemable Preferred Shares, representing limited liability company interests, which we refer to in this offering circular as the “Preferred Shares.” We are offering the Preferred Shares at an offering price of $20.00 per Preferred Share for a maximum offering amount of $75,000,000. There is a minimum initial investment amount per investor of $1,000.00 for the Preferred Shares and any additional purchases must be made in increments of at least $20.00.

No market currently exists for the Preferred Shares. We have applied to list the Preferred Shares on the NYSE American LLC (“NYSE American”) under the symbol “PHXE.P.” To qualify for such listing, this offering must meet the following minimum quantitative standards of NYSE American: (i) a price per Preferred Share of $10.00; (ii) 800 public holders of 100 Preferred Shares or more; (iii) 400,000 publicly held Preferred Shares; and (iv) an aggregate market value of publicly held Preferred Shares of $15.0 million (the “Minimum Quantitative Standards”). If approved, we intend to list the Preferred Shares on NYSE American following NYSE American’s certification of our Form 8-A to be filed concurrently with qualification of this, or a post-qualification amendment to this, Offering Circular (as defined below). If the Preferred Shares are not approved for listing on NYSE American, we will not complete this offering. No assurance can be given that our application to list on NYSE American will be approved or that an active trading market for the Preferred Shares will develop.

We will pay quarterly cumulative cash distributions on the Preferred Shares based on the initial stated liquidation preference of $25.00 per Preferred Share, in arrears, when authorized by our board of directors and declared by us, on the 15th day of each April, July, October and January, beginning on October 15, 2025 (provided that if any distribution payment date is not a business day, then the distribution which would otherwise have been payable on that distribution payment date (as defined herein) may be paid on the next succeeding business day) (i) from, and including, the date of original issuance to, but excluding, October 15, 2028, at a fixed rate equal to 10.00% (equivalent to $2.50 per annum per Preferred Share), (ii) from and including October 15, 2028 to, but excluding, October 15, 2029, at a fixed rate equal to 10.50% (equivalent to $2.625 per annum per Preferred Share), and (iii) from and including October 15, 2029 at a fixed rate equal to 11.00% (equivalent to $2.75 per annum per Preferred Share). See the section entitled “Description of Capital and Preferred Shares—Series A Preferred Shares—Distributions” for additional details. Distributions will accumulate and be cumulative from, and including, the date of original issuance, which will occur at the closing of this offering. We will determine the closing of the offering at our discretion, however, assuming the closing were to occur on September 30, 2025, the amount of the pro-rated first distribution would equal to approximately $0.10417 per Preferred Share. The pro-rated first distribution, payable on October 15, 2025, will be paid to the persons who are the holders of record of the Preferred Shares at the close of business on the corresponding distribution record date, which will be October 1, 2025.

We may, at our option, at any time or from time to time, redeem any or all of the Preferred Shares at $27.50 per Preferred Share plus any accumulated and unpaid distributions (whether or not authorized or declared) up to but excluding the redemption date. Any partial redemption will be on a pro rata basis or by lot. Each Preferred Share has no stated maturity, is not subject to any sinking fund or mandatory redemption and will remain outstanding indefinitely unless redeemed by us. See the section entitled “Description of Capital and Preferred Shares—Series A Preferred Shares—Redemption” for additional details.

In addition, except under limited circumstances as described in this Offering Circular, holders of the Preferred Shares generally do not have any voting rights. See the section entitled “Description of Capital and Preferred Shares—Series A Preferred Shares—Limited Voting Rights” for additional details.

We are currently a member-managed limited liability company organized under the laws of the State of Delaware, and do not have a board of directors, board of managers, or similar construct (or any committees thereof). In addition, we are wholly owned and controlled by Phoenix Equity Holdings, LLC, a Delaware limited liability company (“Phoenix Equity”). Phoenix Equity is our sole member and, as such, directs our business and operations, including appointment and compensation of our officers. Lion of Judah Capital, LLC, a Delaware limited liability company (“LJC”), controls Phoenix Equity and, therefore, indirectly has control over our management. Daniel Ferrari and Charlene Ferrari each own 50% of the voting membership interests in, and are the managers of, LJC. Adam Ferrari, our Chief Executive Officer and the son of Daniel and Charlene Ferrari, owns 100% of the economic interests in LJC, but has no voting or managerial interest in LJC. Adam Ferrari is also the manager of Phoenix Equity. Following the closing of this offering, we will be a manager-managed limited liability company and our business and affairs will be managed under the direction of a board of directors. In addition, Phoenix Equity will hold all of our common shares, representing limited liability company interests, and, as a result, other than under the limited circumstances described in this Offering Circular in which holders of the Preferred Shares have voting rights, we will continue to be controlled by Phoenix Equity. As a result of this concentrated control, Phoenix Equity will have the ability to determine corporate matters for the foreseeable future, including with respect to the power to add and remove any of our directors at any time with or without cause and may take action by written consent without a meeting of shareholders. See “Risk Factors—Risks Related to the Phoenix Equity’s Ownership of Our Common Shares and Certain LLCA Provisions—The interests of holders of Preferred Shares may conflict with the interests of our controlling shareholder.”

Following the closing of this offering, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE American. As a “controlled company,” we intend to rely on the exemptions from certain corporate governance standards of the NYSE American. In addition, following the closing of this offering, we will be a company listing only preferred securities on NYSE American and thus will only be required to comply with certain corporate governance requirements, including with respect to our audit committee, to the extent required by Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See the section entitled “Risk Factors—Risks Related to the Preferred Shares and this Offering—We will be a “controlled company” within the meaning of the corporate governance standards of the NYSE American. We intend to rely on exemptions from certain corporate governance standards. You will not have the same protections afforded to stockholders of companies that are subject to such requirements” and “—We will be a company listing only preferred securities on NYSE American and thus will only be required to comply with certain corporate governance requirements, including with respect to our audit committee, to the extent required by Rule 10A-3 under the Exchange Act” for additional details.

The Preferred Shares will be senior to our common shares with respect to distribution rights and rights upon our liquidation, dissolution or winding up. The Preferred Shares will be junior to all of our existing and future indebtedness and to the indebtedness of our existing subsidiaries and any future subsidiaries. As of June 30, 2025, after giving effect to the borrowing of an additional $100.0 million in aggregate under the Fortress Credit Agreement (as defined below) in August 2025, we would have had approximately $1,320.6 million of indebtedness outstanding. In addition, from time to time we may conduct offerings of notes pursuant to Regulation D or Regulation A under the Securities Act of 1933, as amended, or pursuant to our registration statement on Form S-1 (File No. 333-282862) and, as of the date of this Offering Circular, we and our subsidiaries are authorized to issue up to $2.7 billion in additional notes through such offerings. See “Risk Factors—Risks Related to Our Indebtedness” and “Risk Factors—Risks Related to the Preferred Shares and this Offering—The Preferred Shares are junior and subordinated to our existing and future indebtedness.”

We recorded net income (loss) of $24.3 million and less than $(0.1) million for the six months ended June 30, 2025 and 2024, respectively, and net income (loss) of $(24.8) million, $(16.2) million, and $5.7 million for the years ended December 31, 2024, 2023, and 2022, respectively. Through 2024, we incurred a significant amount of debt in order to accelerate the growth of our business by acquiring additional assets and establishing our direct drilling operations. As a result, our cash flows from operations alone would not have been sufficient to service required cash interest and principal payment obligations under our then-existing debt in 2023 and 2024. During the six months ended June 30, 2025, we continued to incur a significant amount of debt. Furthermore, as of December 31, 2024, we estimate that we will need to make approximately $749.3 million and $3,224.8 million in capital expenditures to develop all our proved and probable undeveloped reserves, respectively, and that we will need to raise approximately $658.9 million in additional capital through the end of 2028 to fund such development. Although we expect our cash flows from operations to be sufficient to service cash interest and principal payment obligations under our debt for the foreseeable future, there can be no assurance as to the sufficiency of our cash flows for that purpose, and we do not expect such cash flows alone to be adequate to fund both our debt service obligations and the development of our reserves. Therefore, we expect to require additional capital to fund our growth and may require additional liquidity to service our debt. As a result, we may use the proceeds of additional debt or securities offerings or this offering to make interest and principal payments on our existing debt. See “Risk Factors—Risks Related to Our Business and Operations—The acquisition and development of our properties, directly or through our third-party E&P operators, will require substantial capital, and we and our third-party E&P operators may be unable to obtain needed capital or financing on satisfactory terms or at all, including as a result of increases in the cost of capital resulting from Federal Reserve policies in the past few years and otherwise,” “Risk Factors—Risks Related to Our Indebtedness—Despite our current level of indebtedness, we will still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above,” “Risk Factors—Risks Related to Our Indebtedness—We may not be able to generate sufficient cash to service all of our existing and future indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful,” “Risk Factors—Risks Related to the Preferred Shares and this Offering—The Preferred Shares are junior and subordinated to our existing and future indebtedness,” “Risk Factors—Risks Related to the Preferred Shares and this Offering—We may invest or spend the proceeds of this offering in ways with which you may not agree,” “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Public Offering Price (1)	Selling Agent Commissions (2)	Proceeds to Issuer (3)
Per Preferred Share	$20.00	$1.55	$18.45
Total Minimum of Public Offering (based on Minimum Quantitative Standards)	$15,000,000	$1,162,500	$13,837,500
Total Maximum of Public Offering	$75,000,000	$5,812,500	$69,187,500

(1)

The public offering price does not include distributions for the Preferred Shares. Distributions on the Preferred Shares will accumulate from the original issuance date, which will occur at the closing of this offering.

(2)

We have engaged Digital Offering, LLC (“Digital Offering”) to act as lead selling agent (the “Selling Agent”) to offer the Preferred Shares to prospective investors in this offering on a “best efforts” basis, which means there is no guarantee that any minimum amount will be received by us in this offering. In addition, the Selling Agent may engage one or more sub-agents or selected dealers to assist in its marketing efforts (Digital Offering, together with such sub-agents and/or dealers collectively, the “Selling Agents”). Digital Offering is not purchasing the Preferred Shares offered by us and is not required to sell any specific number or dollar amount of Preferred Shares in this offering before the closing occurs. We will pay a cash commission of 7.75% to Digital Offering on sales of Preferred Shares, and Digital Offering shall be responsible for allocating a portion of such amount to the other Selling Agents; provided further that, subject to certain requirements, one of the Selling Agents, Dalmore Group, LLC (“Dalmore Group”) will be entitled to receive an allocation of 2.4% of the gross offering proceeds. Certain of our non-executive personnel, including Matthew Willer, our Managing Director, Capital Markets, are registered representatives of Dalmore Group, and will be paid a sales commission of 2.0% by Dalmore Group as compensation for sale of the Preferred Shares, which will be paid out of the allocation of commission provided to Dalmore Group by Digital Offering. See “Plan of Distribution” for details of compensation payable to the Selling Agents in connection with the offering.

(3)	Does not account for the expenses of the offering. See “Use of Proceeds” for estimated offering expenses payable by us in connection with the offering.

We may amend or supplement this Offering Circular from time to time by filing amendments or supplements as required. You should read this entire Offering Circular and any amendments or supplements carefully before you make an investment decision.

Investors will be required to deposit their funds to an escrow account held at Wilmington Trust, National Association (“Wilmington Trust”). Any such funds that Wilmington Trust receives shall be held in escrow until the closing of the offering takes place or such other time as mutually agreed between us and Digital Offering, and then used to complete securities purchases, or returned if this offering fails to close. We or our agents will instruct all investors to transfer funds by wire or ACH transfer directly to the escrow account established for this offering. The method for submitting subscriptions and a more detailed description of the offering process are included in “Plan of Distribution—Procedures for Subscribing” beginning on page 204 of this Offering Circular.

The Preferred Shares will not be listed on the NYSE American upon the initial qualification of this Offering Circular by the United States Securities and Exchange Commission (“SEC”). As a result, no sale may be made to you in this offering, if you are a natural person, if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov. See “Plan of Distribution—Investment Limitations if We Do Not Obtain a Listing on a National Securities Exchange” beginning on page 202 of this Offering Circular for more information on investor suitability requirements.

This is a continuous offering pursuant to Rule 251(d)(3)(i)(F) of Regulation A. We will commence this offering within two calendar days of the qualification of this offering statement by the SEC and will continue to offer the Preferred Shares for an indefinite period of time (which may exceed 30 days from the date of qualification) until the offering is terminated. This offering will terminate at the earliest of: (1) the date at which the maximum offering amount has been received by us, (2) one year from the date upon which the SEC qualifies the offering statement of which this Offering Circular forms a part, and (3) the date at which the offering is earlier terminated by us in our sole discretion (such earliest date, the “Termination Date”). This offering is being conducted on a best-efforts basis. We intend to complete one closing for this offering and will determine the closing date at our discretion based on our review of subscriptions received and in consultation with Digital Offering. While we intend to close the offering as soon as possible following the qualification of this offering statement by the SEC, we will not close the offering until the Preferred Shares are approved for listing on NYSE American. As a result, we will not close this offering until we can establish that the offering meets the Minimum Quantitative Standards. If we do not meet the Minimum Quantitative Standards by the Termination Date, we will terminate this offering and all funds tendered by investors with their subscriptions will be promptly returned to such investors in accordance with Rules 10b-9 and 15c2-4 under the Exchange Act. Once we have determined to close the offering, we will inform investors of such closing date and the listing date via e-mail at least seven calendar days prior to the closing date, in accordance the terms of the subscription agreements executed by such investors. For more information regarding subscriptions and subscription agreements, see the section titled “Plan of Distribution—Procedures for Subscribing” beginning on page 204 of this Offering Circular. On the closing date, funds tendered by investors with their subscriptions will be made available to us and we will issue such investors their respective Preferred Shares.

INVESTING IN THE PREFERRED SHARES INVOLVES A HIGH DEGREE OF RISK, AND SHOULD ONLY BE CONSIDERED BY THOSE WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. BEFORE YOU INVEST IN PREFERRED SHARES, YOU SHOULD CAREFULLY READ THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 23 OF THIS OFFERING CIRCULAR.

THE SEC DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

Sales of these securities commenced on August 27, 2025.

This Offering Circular follows the disclosure format of Part I of Form S-1 pursuant to the general instructions of Part II(a)(1)(ii) of Form 1-A.

You should read this Offering Circular carefully before you invest in the Preferred Shares. This Offering Circular and the exhibits to this Offering Circular contain the terms of the Preferred Shares we are offering. It is important for you to read and consider all of the information contained in this Offering Circular before making your investment decision.

You should rely only on the information contained in this Offering Circular, the offering statement, or any amendment or supplement to this Offering Circular we may authorize to be delivered or made available to you. Neither we nor any Selling Agent has authorized anyone to provide you with information or to make any representations other than those contained in this Offering Circular, the offering statement, or any amendment or supplement to this Offering Circular we may authorize to be delivered or made available to you. Neither we nor any Selling Agent take any responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This Offering Circular, the offering statement, or any amendment or supplement to this Offering Circular is an offer to sell only the Preferred Shares offered hereby or thereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Offering Circular, the offering statement, or any amendment or supplement to this Offering Circular is current only as of its date, regardless of the time of its delivery or of any sale of Preferred Shares. Our business, financial condition, results of operations, and prospects may have changed since such date.

Neither we nor any Selling Agent have undertaken any efforts to qualify this offering for offers to investors in any jurisdiction outside the United States. Investors must have a U.S. mailing address (other than a P.O. Box) and a U.S. social security number and/or a U.S. tax identification number to be eligible to participate in this offering. See “Plan of Distribution.”

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ABOUT THIS OFFERING CIRCULAR

Please carefully read the information in this Offering Circular and any accompanying offering circular supplements, which we refer to collectively herein as the “Offering Circular.” You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with different information. This Offering Circular may only be used in any jurisdictions where it is not unlawful to offer and sell these securities. You should not assume that the information contained in this Offering Circular is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual and other reports and information statements that we will file periodically with the SEC.

The offering statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov, or on the Phoenix website, https://phoenixenergy.com/.

CERTAIN DEFINED TERMS

As used in this Offering Circular, unless otherwise noted or the context otherwise requires, references to:

•	“Adamantium” means Adamantium Capital LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of the Issuer.

•

“Adamantium Bonds” means unsecured bonds offered and sold by Adamantium pursuant to an offering under Rule 506(c) of Regulation D under the Securities Act, the proceeds of which are loaned to the Issuer under the Adamantium Loan Agreement (as defined below) as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Adamantium Debt.”

•	“Adamantium Debt” means, collectively, indebtedness outstanding under the Adamantium Bonds, Adamantium Loan Agreement, and Adamantium Secured Note.

•

“Adamantium Loan Agreement” means that certain Loan Agreement, dated as of September 14, 2023, by and among the Issuer and PhoenixOp, as borrowers, and Adamantium, as lender, as the same may be amended and supplemented from time to time.

•

“Adamantium Secured Note” means that certain Secured Subordinated Promissory Note, dated as of November 1, 2024, by and between Adamantium and the noteholder named therein, as the same may be amended and supplemented from time to time.

•	“Adamantium Securities” means, collectively, indebtedness outstanding under the Adamantium Bonds and Adamantium Secured Note.

•	“Bbl” means one stock tank barrel, of 42 U.S. gallons liquid volume, used in this Offering Circular in reference to crude oil or other liquid hydrocarbons.

•	“Boe” means barrel of oil equivalent.

•	“Btu” means British thermal unit, which is the heat required to raise the temperature of one pound of liquid water by one degree Fahrenheit.

•	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

•	“Digital Offering” or the “lead selling agent” means Digital Offering LLC, a Delaware limited liability company and a member of FINRA.

•	“DLLCA” means the Delaware Limited Liability Company Act.

•	“E&P” means exploration and production.

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

•	“Fortress” means Fortress Credit Corp., a Delaware corporation.

•

“Fortress Credit Agreement” means that certain Amended and Restated Senior Secured Credit Agreement, dated as of August 12, 2024, by and among the Issuer, PhoenixOp, as borrower, each of the lenders from time to time party thereto, and Fortress, as administrative agent for the lenders, as the same may be amended or supplemented from time to time.

•	“Indenture” means that certain indenture, dated on or around the date of this Offering Circular, by and between the Issuer and UMB Bank, N.A., as trustee.

•	“Issuer” means Phoenix Energy One, LLC, a Delaware limited liability company.

•	“LJC” means Lion of Judah Capital, LLC, a Delaware limited liability company and the holder of a majority of the voting membership interests in Phoenix Equity.

•	“Mcf” means one thousand cubic feet.

•

“Minimum Quantitative Standards” means the minimum quantitative standards of NYSE American for this offering to qualify for listing on NYSE American, which are (i) a price per Preferred Share of $10.00; (ii) 800 public holders of 100 Preferred Shares or more; (iii) 400,000 publicly held Preferred Shares; and (iv) an aggregate market value of publicly held Preferred Shares of $15.0 million.

•	“MMBtu” means one million Btus.

•	“NGL” means natural gas liquids.

•	“Notes” means, collectively, the Registered Notes and the Reg D/Reg A Bonds.

•	“NMAs” means net mineral acres.

•	“NRAs” means net royalty acres.

•	“NYSE American” means NYSE American LLC.

•	“Phoenix Equity” means Phoenix Equity Holdings, LLC, a Delaware limited liability company and the sole member of the Issuer.

•	“PhoenixOp” means Phoenix Operating LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of the Issuer.

•

“Reg A Bonds” means unsecured bonds offered and sold to date by the Issuer pursuant to an offering under Regulation A under the Securities Act as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Reg D/Reg A Bonds”.

•

“Reg D Bonds” means unsecured bonds offered and sold to date by the Issuer pursuant to offerings under Rule 506(b) or (c), as applicable, of Regulation D under the Securities Act as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Reg D/Reg A Bonds”.

•	“Reg D/Reg A Bonds” means, collectively, the Reg D Bonds and the Reg A Bonds.

•

“Registered Notes” means unsecured notes offered and sold by the Issuer on a continuous basis pursuant to its registration statement on Form S-1 (File No. 333-282862), including the related prospectus.

•	“Registration Statement” means that certain registration statement on Form S-1 (File No. 333-282862), including the related prospectus, related to the Registered Notes.

•	“SEC” means the U.S. Securities and Exchange Commission.

•	“Securities Act” means the Securities Act of 1933, as amended.

•

“Senior Reg D Bonds” means, collectively, the July 2022 506(c) Bonds, the 2020 506(b) Bonds, and the 2020 506(c) Bonds, each as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Reg D/Reg A Bonds.”

•	“Senior Reg D/Reg A Bonds” means the Reg D/Reg A Bonds that are not Subordinated Reg D Bonds.

•

“Subordinated Reg D Bonds” means, collectively, the August 2023 506(c) Bonds and the December 2022 506(c) Bonds, each as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Reg D/Reg A Bonds.”

•

“Termination Date” means termination date of this offering which is the earliest of: (i) the date at which the maximum offering amount has been received by us, (ii) one year from the date upon which the SEC qualifies the offering statement of which this Offering Circular forms a part, and (iii) the date at which the offering is earlier terminated by us in our sole discretion.

•	“Third ARLLCA” means the Third Amended and Restated Limited Liability Company Agreement of Phoenix Energy One, LLC to be entered into in connection with this offering.

•	“we,” “us,” “our,” the “Company,” “Phoenix Energy,” and similar references refer to Phoenix Energy One, LLC, and, where appropriate, its subsidiaries.

For ease of reference, we have repeated definitions for certain of these terms in other portions of the body of this Offering Circular. All such definitions conform to the definitions set forth above.

Certain monetary amounts, percentages, and other figures included in this Offering Circular have been subject to rounding adjustments. Percentage amounts included in this Offering Circular have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Offering Circular may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this Offering Circular. Certain other amounts that appear in this Offering Circular may not sum due to rounding.

TRADEMARKS, TRADE NAMES, AND SERVICE MARKS

We own or have rights to trademarks, trade names, or service marks that we use in conjunction with the operation of our business. In addition, our name, logo, and website name and address are our service marks or trademarks. Solely for convenience, our trademarks, trade names, and service marks referred to in this Offering Circular appear without the ®, TM, and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names, and service marks. This Offering Circular may also contain additional trademarks, trade names, and service marks of other companies. We do not intend our use or display of other companies’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, relationships with, or endorsement or sponsorship of us by, these other companies.

INDUSTRY DATA AND OPERATING METRICS

This Offering Circular contains estimates, projections, and information concerning our industry and our business. We are responsible for all of the disclosure in this Offering Circular, and while we believe that each of the publications, studies, and surveys used throughout this Offering Circular are prepared by reputable sources and are generally reliable, we have not independently verified market and industry data from third-party sources. Some data and statistical and other information are based on internal estimates and calculations that are derived from publicly available information, research we conducted, internal surveys, our management’s knowledge of our industry, and their assumptions based on such information and knowledge, which we believe to be reasonable. In each case, this information and data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information, estimates, or projections. Industry publications and other reports we have obtained from independent parties may state that the data contained in these publications or other reports have been obtained in good faith or from sources considered to be reliable, but they do not guarantee the accuracy or completeness of such data. In addition, projections, assumptions, and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” These and other factors could cause our future performance to differ materially from the assumptions and estimates made by third parties and us.

Reserve engineering is a process of estimating underground accumulations of oil, natural gas, and NGL that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data, and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing, and production activities may justify revisions of estimates that were made previously. If significant, such revisions could impact our strategy. Accordingly, reserve estimates may differ significantly from the quantities of oil, natural gas, and NGL that we expect our operators to ultimately recover.

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WEBSITES

This Offering Circular includes references to various websites where investors may find additional information or further instructions or information regarding, among other things, this offering, including www.sec.gov, www.investor.gov., www.phoenixenergy.com/ipo and https://phoenixenergy.com/. For the avoidance of doubt, the contents of these website are not incorporated by reference in or otherwise a part of this Offering Circular, and you should not consider such information part of this Offering Circular or rely on any such information in making your decision whether to purchase the Preferred Shares.

NON-GAAP FINANCIAL MEASURES

In addition to measures determined in accordance with generally accepted accounting principles in the United States (“GAAP”), this Offering Circular contains non-GAAP financial measures, which either exclude or include amounts that are not excluded from or included in the most directly comparable measures calculated and presented in accordance with GAAP.

Specifically, we utilize the non-GAAP financial measures “EBITDA” and “PV-10” in this Offering Circular as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP.

We calculate EBITDA by adding back to net income (loss) interest income, interest expense, depreciation, depletion, amortization, and accretion expense for the respective periods. Our management uses EBITDA to understand and compare our operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate financial performance and liquidity, in each case, without regard to financing methods, capital structure, or historical cost basis. EBITDA is presented as supplemental disclosure as we believe it provides useful information to investors and others in understanding and evaluating our results, prospects, and liquidity period over period, including as compared to results of other companies. By providing this non-GAAP financial measure, together with a reconciliation to GAAP results, we believe we are enhancing investors’ understanding of our business and our operating performance, as well as assisting investors in evaluating how well we are executing strategic initiatives.

EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income (loss), the most directly comparable GAAP measure. In particular, EBITDA excludes certain material costs, such as interest expense, and certain non-cash charges, such as depreciation, depletion, amortization, and accretion expense, that have been necessary elements of our expenses. Because EBITDA does not account for these expenses, its utility as a measure of our operating performance has material limitations. Other companies may not publish this or similar metrics, and our computation of EBITDA may differ from computations of similarly titled measures of other companies. Therefore, our EBITDA should be considered in addition to, and not as a substitute for, in isolation from, or superior to, our financial information prepared in accordance with GAAP, and should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Offering Circular.

We calculate PV-10 as the discounted future net cash flows attributable to our proved oil and natural gas reserves before income taxes, discounted at 10% annually. PV-10 differs from the standardized measure of discounted future net cash flows, which is the most directly comparable GAAP financial measure, because it is calculated on a pre-tax basis. We use PV-10 when assessing the potential return on investment related to our oil and natural gas properties. We believe that the presentation of PV-10 is relevant and useful to investors because it presents the discounted future net cash flows attributable to our estimated net proved reserves prior to taking into account future income taxes, and is useful for evaluating the relative monetary significance of our oil and natural gas properties. Further, investors may utilize PV-10 as a basis for comparison of the relative size and value of our reserves to other companies without regard to the specific tax characteristics of such entities.

Because the Issuer is a limited liability company and has currently elected to be treated as a partnership for income tax purposes, the pro rata share of taxable income or loss is included in the individual income tax returns of members based on their percentage of ownership. Consequently, no provision for income taxes is made in our standardized measure of discounted future net cash flows, and so currently our PV-10 is identical to the standardized measure of discounted future net cash flows. Notwithstanding the foregoing, we believe that the presentation of PV-10 is useful to investors because it is a commonly utilized measure in our industry for assessing the value of reserves.

PV-10 is not a substitute for the standardized measure of discounted future net cash flows. Neither PV-10 nor the standardized measure of discounted future net cash flows purport to represent the fair value of our oil and natural gas reserves.

For a further discussion of our non-GAAP measures, including reconciliations to the most directly comparable GAAP measure, see “Offering Circular Summary—Summary Historical Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

OFFERING CIRCULAR SUMMARY

The following summary highlights information contained in more detail elsewhere in this Offering Circular, is not complete, and does not contain all the information that may be important to you in making an investment decision. Before making an investment decision, you should read this entire Offering Circular carefully, including the sections entitled “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and the notes thereto appearing elsewhere in this Offering Circular.

Our Company

Overview

We operate in the oil and gas industry and execute on a three-pronged strategy involving (i) direct drilling operations of operated working interests, (ii) the acquisition of royalty assets, and (iii) the acquisition of non-operated working interest assets. Our direct drilling operations are currently primarily focused on development efforts in the Williston Basin in North Dakota and Montana and the Powder River and Denver-Julesburg (“DJ”) Basins in Wyoming. Our royalty and working interest acquisitions center around a variety of assets, including mineral interests, leasehold interests, overriding royalty interests, and perpetual royalty interests. These efforts have historically targeted assets in the Williston, Permian, Powder River, Uinta, and DJ Basins. We are agnostic as to geography and prioritize operational and asset potential when executing on our strategy.

We began operations in 2019 with the development of our specialized software system, which we have designed and improved over time to support our ability to identify, analyze, underwrite, transact, and manage our oil and gas assets. In 2019, we acquired our first mineral interest asset and began to generate revenue. In 2020, we expanded our operations and team to include specialists across a variety of key focus areas. From 2020 to 2024, we experienced significant growth in operations. For example, in 2020, the exploration and production (“E&P”) operators of our properties operated 725 gross and 2.8 net productive development wells on the acreage underlying our mineral and royalty interests, and the total acreage underlying our gross and net royalty interests was 177,824 and 1,506, respectively. In the four years since then, the E&P operators of our properties have operated an additional 6,312 gross and 75.1 net productive development wells on the acreage underlying our mineral and royalty interests, of which approximately 463 gross and 43.2 net productive development wells were drilled in 2024 alone. As of December 31, 2024, we had 3,962,065 and 531,120 acres underlying our gross and net royalty interests, respectively, as compared to 177,824 and 1,506 acres underlying our gross and net royalty interests, respectively, at December 31, 2020. Furthermore, our total production for the year ended December 31, 2020 was under 0.2 million Boe as compared to over 4.7 million Boe for the year ended December 31, 2024. In the same period our number of employees grew from 21 at December 31, 2020 to 135 at December 31, 2024. Additionally, we commenced direct drilling operations and spudded our first wells in the third quarter of 2023 and, as of June 30, 2025, we have drilled a total of 72.0 gross and 66.1 net producing development and injection wells. We expect these direct drilling operations to be a core component of our business strategy going forward.

Since our initial mineral interest asset acquisition in 2019, we have leveraged our specialized software system and experienced management team to identify asset opportunities that fit our desired criteria and potential for returns. While we evaluate and acquire a wide variety of assets, we have historically prioritized assets with potential for high monthly recurring cashflows and primarily target assets that have a potential payback within the short to medium-term and long-term cashflows.

As of June 30, 2025, we have completed 4,455 acquisitions from landowners and other mineral interest owners, representing approximately 548,220 net royalty acres (“NRAs”) of royalty assets and 586,923 of net mineral acres (“NMAs”) of leasehold assets since 2019. Over that same period, in addition to completing numerous small transactions, we completed more than 74 transactions larger than 1,000 NMAs that account for approximately 68% of our NMAs. We have acquired mineral, royalty, and leasehold interests from individuals, families, trusts, partnerships, small minerals aggregators, minerals brokers, large private minerals companies, private oil and gas E&P companies, and public minerals companies. We also actively manage our portfolio of assets and, as of June 30, 2025, have sold 3,152 NMAs since 2019.

Following the acquisition of an asset, we typically share in the proceeds of the natural resources extracted and sold by a third-party E&P operator. For certain assets, we operate our own direct drilling operations through our direct wholly owned subsidiary, Phoenix Operating LLC, a Delaware limited liability company (“PhoenixOp”).

For the six months ended June 30, 2025 and 2024 we had revenue of $279.6 million and $120.5 million, respectively, net income (loss) of $24.3 million and less than $(0.1) million, respectively, and EBITDA of $164.0 million and $72.6 million, respectively. For the years ended December 31, 2024, 2023, and 2022, we had revenue of $281.2 million, $118.1 million, and $54.6 million, respectively, net income (loss) of $(24.8) million, $(16.2) million, and $5.7 million, respectively, and EBITDA of $150.7 million, $65.9 million, and $29.7 million, respectively. As of June 30, 2025 and December 31, 2024, 2023, and 2022, we had total assets of $1,369.6 million, $1,029.1 million, $493.2 million, and $157.0 million, respectively, total liabilities of $1,379.4 million, $1,063.1 million, $498.0 million, $148.3 million, respectively (inclusive of total indebtedness of $1,220.6 million, $987.9 million, $447.9 million, and $116.9 million, respectively), and retained earnings (accumulated deficit) of $(10.2) million, $(34.5) million, $(9.7) million, and $6.5 million, respectively. Through 2024, we incurred a significant amount of debt in order to accelerate the growth of our business by acquiring additional assets and establishing our direct drilling operations. As a result, our cash flows from operations alone would not have been sufficient to service required cash interest and principal payment obligations under our then-existing debt in 2023 and 2024. During the six months ended June 30, 2025, we continued to incur a significant amount of debt. Furthermore, as of December 31, 2024, we estimate that we will need to make approximately $749.3 million and $3,224.8 million in capital expenditures to develop all our proved and probable undeveloped reserves, respectively, and that we will need to raise approximately $658.9 million in additional capital through the end of 2028 to fund such development. Although we expect our cash flows from operations to be sufficient to service cash interest and principal payment obligations under our debt for the foreseeable future, there can be no assurance as to the sufficiency of our cash flows for that purpose, and we do not expect such cash flows alone to be adequate to fund both our debt service obligations and the development of our reserves. Therefore, we expect to require additional capital to fund our growth and may require additional liquidity to service our debt. As a result, we may use the proceeds of additional debt or securities offerings or this offering to make interest and principal payments on our existing debt. See “Risk Factors—Risks Related to Our Business and Operations—The acquisition and development of our properties, directly or through our third-party E&P operators, will require substantial capital, and we and our third-party E&P operators may be unable to obtain needed capital or financing on satisfactory terms or at all, including as a result of increases in the cost of capital resulting from Federal Reserve policies in the past few years and otherwise,” “Risk Factors—Risks Related to Our Indebtedness—Despite our current level of indebtedness, we will still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above,” “Risk Factors—Risks Related to Our Indebtedness—We may not be able to generate sufficient cash to service all of our existing and future indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful,” “Risk Factors—Risks Related to the Preferred Shares and this Offering—The Preferred Shares are junior and subordinated to our existing and future indebtedness,” “Risk Factors—Risks Related to the Preferred Shares and this Offering—We may invest or spend the proceeds of this offering in ways with which you may not agree,” “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Market Opportunity

Our royalty and working interest acquisitions generally focus on specific subsets of mineral and leasehold assets in the United States. From a market perspective, we focus on highly attractive and defined basins, currently serviced by top-tier operators, with assets that we believe will generate high near-term cash flow. All the assets we seek to acquire are purchased at what management believes are attractive price points and have a liquidity profile that is desirable in the secondary market. We generally seek to acquire assets that have near-term payback and long-term residual cash flow upside.

Business Strategy

Our three-pronged strategy centers around (i) direct drilling operations of operated working interests, (ii) the acquisition of royalty assets, and (iii) the acquisition of non-operated working interest assets.

Direct Drilling Operations

We currently run our own direct drilling activities through PhoenixOp. Throughout 2024, we increased the extent to which we run our own direct drilling operations and expect to continue to grow our drilling activities going forward. We intend to actively drill and develop select assets in an effort to maximize value and resource potential, and we will generally seek to increase our production, reserves, and cash flow from operations over time. We have identified a number of potential drilling locations that we believe have the potential for attractive growth and opportunities. In accordance with that business plan, we acquired our second drilling rig in October 2024 and our third drilling rig in April 2025.

As we rely more on our own direct drilling operations, our capital expenditures and operating expenses have also increased significantly, and we expect this increase in capital and operating expenses to continue as compared to our previous business model, which relied heavily on royalty and working interest acquisitions. As such, in 2025, we expect to have increased needs for additional capital in excess of cash flows from operating activities in order to fund the growth of our business and the development of our reserves. We expect to require additional outside funding, including through sales of the Preferred Shares offered hereby, to successfully execute this business strategy. Although we believe that running our own direct drilling operations will require significantly greater funds than partnering with a third-party operator, we believe that this strategy will provide greater control of cashflow, increased revenue, and larger potential for shorter payback periods as compared to returns on royalty assets and working interest assets. We expect that this ongoing shift in our business model will allow us to capture more of the upside from the use of our specialized software system. As of June 30, 2025, we estimate that our direct drilling operations will require approximately $324.3 million in additional capital throughout the rest of 2025 in order to achieve our intended business plan. We expect that these capital needs will be met in the near to medium term by capital contributions to PhoenixOp by us, which we expect to fund from time to time in varying amounts through a combination of cash from operations and the proceeds from loans and offerings of debt and equity securities. As of June 30, 2025, we had contributed approximately $229.8 million in cash and $60.2 million in lease assets to PhoenixOp. As of June 30, 2025, we had $156.2 million available for us to borrow under the Adamantium Loan Agreement (assuming Adamantium is able to issue the corresponding amount of Adamantium Securities). We also continue to issue August 2023 506(c) Bonds and Registered Notes, and, as of June 30, 2025, we had $700.3 million and 743.2 million of additional headroom until we reach the announced target offering amounts of $1,500.0 million and $750.0 million, respectively. Our funding of additional amounts to PhoenixOp will not be subject to specific milestones or triggering events, but instead will be guided by our business judgment in order to execute on our intended business plan. We intend to make such capital contributions to PhoenixOp until such time as PhoenixOp procures its own financing, if any, or has sufficient cash from operations to operate without supplemental financing from us. PhoenixOp is currently a borrower under certain of our loan agreements, including the Fortress Credit Agreement and Adamantium Loan Agreement, and could borrow amounts under such agreements directly. There is currently no committed amount of additional financing available under the Fortress Credit Agreement. Although we have issued over $200.0 million of Adamantium Securities to date, there can be no assurance that we will be successful in issuing additional Adamantium Securities and utilizing then-available commitments under the Adamantium Loan Agreement. See “Risk Factors—Risks Related to Our Business and Operations—The acquisition and development of our properties, directly or through our third-party E&P operators, will require substantial capital, and we and our third-party E&P operators may be unable to obtain needed capital or financing on satisfactory terms or at all, including as a result of increases in the cost of capital resulting from Federal Reserve policies in the past few years and otherwise.”

Leases are contributed to PhoenixOp at a value equal to our cost of acquisition of the contributed asset, and we anticipate contributing additional oil and gas properties to PhoenixOp in the future. Leases are generally contributed in order for PhoenixOp to operate extraction activities on such assets with the requisite title and permissions. We expect to only contribute oil and gas properties to PhoenixOp that are located in an area where we own or lease enough continuous productive acreage to support meaningful mineral extraction activities. Whether and when we have properties we decide to contribute to PhoenixOp will depend on, among other things, our ability to acquire properties from multiple owners, the amount and quality of mineral reserves discovered on such properties, the presence of or proximity to third-party operators with existing extraction activities, and the suitability of the area’s topography for drilling and operating producing wells. See “Risk Factors—Risks Related to Our Business and Operations—We, through our investment in PhoenixOp and future assignment of oil and gas properties to PhoenixOp, conduct direct drilling and extraction activities. Such activities pose additional risks to us.”

Royalty and Working Interest Acquisitions

For our royalty and working interest acquisitions, we have developed a process for the identification, acquisition, and monetization of assets. Below is a general illustration of our process:

•	Our specialized software provides market intelligence to identify and rank potential assets and support our acquisition strategy and functions.

•	We make contact with the owner of the asset and begin the conversation on how we can increase the value of the property for the owner.

•	We provide the potential seller with a packet detailing our business, industry data, property valuation, and an all-cash offer based on the valuation.

•	Our sales team engages the potential seller to discuss the terms of the sale and the value of the property.

•	We handle the closing of the property, and the property is migrated to our portfolio.

•	We utilize our land rights to extract natural resources from the property through third-party operators or determine to proceed with our own direct drilling operations.

•

We collect a portion of the revenue generated from the natural resources extracted and sold by a third-party operator. Our share of the revenue depends on the type of asset, either mineral rights or non-operated working interests, and the underlying contract with the third-party operator.

•	We continue to operate the property to extract the minerals through third-party operators or PhoenixOp until we decide to sell the property rights.

Separate from the ordinary royalty income assets, we maintain a structural discipline to participate in non-operated working interests, in part for their tax benefits. Due to favorable U.S. Internal Revenue Service (the “IRS”) treatment, marrying this asset class to our pure royalty income creates an augmented “write off” strategy whereby the balanced portfolio effectively creates little to no annual taxable income. Functionally, the transactions we enter into are similar to traditional real estate transactions with respect to the mechanics. A seller agrees to sell to us, a purchase and sale agreement is executed, earnest money is conveyed, and manual diligence and title review is conducted as an audit function prior to closing. Upon closing, the funds are conveyed to the seller and the title is recorded by us in the applicable jurisdiction. Assets can produce for upwards of 20 years; however, there is a considerable regression/depletion curve over the life of the asset. As such, we tend to focus on wells that have recently begun producing or are likely to have new production in the near term. We focus on a closed-loop process from discovery to acquisition to long-term balance sheet ownership. We believe the recurring nature of these cash flows will allow for considerable scale without material increases in fixed overhead.

Our Specialized Software System

Our software system is designed to be scalable and process inputs from a variety of internal and external sources, supports our ability to identify, analyze, underwrite, and formally transact in the purchasing of oil and gas assets. Our software system operates across three key facets of our business:

•

Asset Discovery – The data-driven system has customized inputs that are selected by management to pull in and incorporate data sets from multiple third-party sources through custom application interfaces that automatically retrieve updated information on a regular basis. For example, the system retrieves detailed land and title data and well-level data, including operator, production metrics, well status, dates of activities, well-specific activities, and historical reporting. The software system compiles these inputs and creates dashboards that can be accessed by management to analyze and review granular data on an asset-by-asset level. These dashboards present certain key information, including, among others, the geography of the asset, the estimated probability of future oil wells, the estimated predictability of the timing and value of cashflows, and local and national oil prices. We believe this process provides us with key market intelligence and insights, tailored to prioritize asset traits curated and targeted by management, to identify and rank potential assets. We believe this provides us with a competitive advantage because we are able to identify potentially valuable assets, based on our own hierarchy and prioritization of asset traits and data inputs, that may otherwise be overlooked by other industry participants.

•

Asset Grading and Estimates – The outputs from the asset discovery process are then run through a discounted cash flow model, using management inputs for discount rate and the price of oil to generate asset value and pricing estimates. The software system grades these assets based on management’s desired target criteria for high probability of high near-term cash flow, and generates a summary version of assets to prospect for acquisition for our sales team. The system also generates an acquisition price for each asset, which informs the sales team as to the maximum price that we may be willing to offer in any prospective transaction. This process is used to further characterize high-priority targets for sales and acquisition efforts.

•

Asset Acquisition – Based on management input, the software system then routes the pricing and asset information from the asset grading and estimates process through an automated document generator to create customized, asset-specific document packages for utilization and distribution by our sales team. The workflow for these document packages is then processed and monitored using our internally developed software, which distributes the documents to our operations team for the preparation of an offering and sale package, which is then delivered to the prospective seller. Using relationship management features within our internally developed software, the sales team is able to record notes and each opportunity can be tracked from its original data upload through the lifecycle of the sales process.

While the data inputs utilized by our software system are largely based on public information, considerable customization and coding have been undertaken to generate a system that we can successfully leverage in our business. This software was designed and built by us to address our specific needs, and we are not aware of a similar competitive product. We rely on trade secret laws to protect our software system and do not own any registered copyright, patent, or other intellectual property rights regarding our software. However, we believe the investment of significant monetary and intellectual resources have created a system that would be difficult to replicate. We currently have no intention of licensing or selling our software. See “Risk Factors—Risks Related to Legal, Regulatory, and Environmental Matters—We do not currently own any registered intellectual property rights relating to our software system and may be subject to competitors developing the same technology.”

Company Structure

The following chart summarizes our corporate structure and principal indebtedness, as of the date of this Offering Circular. This chart is provided for illustrative purposes only and may not represent all legal entities affiliated with, or obligations of, the Issuer and its subsidiaries from time to time:

(1)

The Issuer is currently a member-managed limited liability company and is wholly owned and controlled by Phoenix Equity. Phoenix Equity is the Issuer’s sole member and, as such, directs the Issuer’s business and operations, including appointment and compensation of the Issuer’s officers. LJC controls Phoenix Equity and, therefore, indirectly has control over the Issuer’s management. Daniel Ferrari and Charlene Ferrari each own 50% of the voting membership interests in, and are the managers of, LJC. Adam Ferrari, our Chief Executive Officer and the son of Daniel and Charlene Ferrari, owns 100% of the economic interests in LJC, but has no voting or managerial interest in LJC. Adam Ferrari is also the manager of Phoenix Equity. See “Certain Relationships and Related-Party Transactions—Second Amended and Restated Limited Liability Company Agreement of Phoenix Energy One, LLC.” Phoenix Equity was formed primarily to provide an entity to pledge the equity interests of the Issuer as collateral to secure the borrowings under the Fortress Credit Agreement. In connection with the consummation of that transaction, the equityholders in the Issuer immediately prior to the consummation of the transaction exchanged their limited liability company interests in the Issuer for limited liability company interests in Phoenix Equity. As a result, the beneficial ownership of Phoenix Equity immediately after the transaction substantially reflects the beneficial ownership of the Issuer immediately prior to the transaction. Furthermore, following the formation of Phoenix Equity and the exchange of equity interests of the Issuer for equity interests of Phoenix Equity, equity awards that had previously been granted or promised by the Issuer and/or PhoenixOp were converted into equity awards granted by Phoenix Equity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Fortress Credit Agreement” and “Compensation Discussion and Analysis—Details of Our Compensation Program—Equity Compensation.” Following the closing of this offering, the Issuer will be a manager-managed limited liability company and its business and affairs will be managed under the direction of a board of directors. In addition, Phoenix Equity will hold all of the Issuer’s common shares, representing limited liability company interests (our

“common shares”), and, as a result, other than under the limited circumstances described in this Offering Circular in which holders of the Preferred Shares have voting rights, the Issuer will continue to be controlled by Phoenix Equity. As a result of this concentrated control, Phoenix Equity will have the ability to determine corporate matters for the foreseeable future, including with respect to the power to add and remove any of the Issuer’s directors at any time with or without cause and may take action by written consent without a meeting of shareholders.
(2)	See “Security Ownership of Certain Beneficial Owners and Management” and “Management” for a description of our ownership structure and management.
(3)

For a description of the terms of the Adamantium Debt, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Adamantium Debt.”

(4)

See “Risk Factors” for a discussion of the risks related to our capital structure and your investment in the Preferred Shares. Terms of the Preferred Shares do not prohibit the Issuer or its subsidiaries from incurring additional indebtedness, and the Preferred Shares will be junior to all of our existing and future indebtedness and to the indebtedness of our existing subsidiaries and any future subsidiaries. See “Description of Capital and Preferred Shares—Series A Preferred Shares—Ranking.”

(5)

For a description of the terms of the Reg D Bonds, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Reg D/Reg A Bonds.”

(6)

For a description of the terms of the Reg A Bonds, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Reg D/Reg A Bonds.”

(7)

For a description of the terms of the Registered Notes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Registered Notes.”

(8)

Our wholly owned subsidiary, Phoenix Capital Group Holdings I, LLC, previously filed an offering statement under Regulation A under the Securities Act (“Regulation A”) in connection with a potential offering of senior subordinated unsecured bonds in an amount not to exceed $75 million annually in the aggregate, the proceeds of which would be loaned to us pursuant to an agreement secured by junior mortgages on certain properties. As of the date of this Offering Circular, we do not intend to pursue this offering or the qualification of this offering statement.

(9)	Firebird Services, LLC is a direct wholly owned subsidiary of PhoenixOp, which currently provides water management and disposal services for the wells operated by PhoenixOp.
(10)	Phoenix Capital Group Holdings, LLC is our direct wholly owned subsidiary, which currently has no operations.
(11)	Firebird Marketing, LLC is our direct wholly owned subsidiary, which provides marketing services for our wells operated by PhoenixOp.
(12)

For a description of the terms of the Fortress Credit Agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Fortress Credit Agreement.”

Company Information

We were originally formed in Delaware on April 23, 2019. On January 23, 2025, we changed our name from “Phoenix Capital Group Holdings, LLC” to “Phoenix Energy One, LLC.” Our principal executive offices are located at 18575 Jamboree Road, Suite 830, Irvine, California 92612, and our telephone number at that address is (949) 416-5037. Our website address is https://phoenixenergy.com. The information contained on or linked to or from our website is not part of, and is not incorporated by reference into, this Offering Circular, and you should not consider such information part of this Offering Circular or rely on any such information in making your decision whether to purchase the Preferred Shares.

Summary Risk Factors

Investing in the Preferred Shares involves numerous risks and uncertainties, including risks associated with our business, operating results, and financial condition. Before investing in the Preferred Shares, you should carefully read the sections of this Offering Circular entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” for an explanation of these risks. These risks include, among others, the following:

Risks Related to Our Business and Operations

•

The businesses of direct drilling and extraction of minerals and acquisition of mineral rights are highly competitive. If we are unable to successfully compete within these businesses through our direct drilling operations conducted by PhoenixOp, we may not be able to identify and purchase attractive assets and successfully operate our properties.

•	We, through our investment in PhoenixOp and future assignment of oil and gas properties to PhoenixOp, conduct direct drilling and extraction activities. Such activities pose additional risks to us.

•	Our business is sensitive to the price of oil and gas and declines in prices may adversely affect our financial position, financial results, cash flows, access to capital, and ability to grow.

•

The acquisition and development of our properties, directly or through our third-party E&P operators, will require substantial capital, and we and our third-party E&P operators may be unable to obtain needed capital or financing on satisfactory terms or at all, including as a result of increases in the cost of capital resulting from Federal Reserve policies over the past few years and otherwise.

•	Our success relies extensively on our direct operations, through PhoenixOp and various third-party E&P operators, which could have a material adverse effect on our results of operations.

•

We rely on our third-party E&P operators, third parties, and government databases for information regarding our assets, and to the extent that information is incorrect, incomplete, or lost, our financial and operational information and projections may be incorrect.

•

Our estimated mineral reserves quantities and future production rates are based on many assumptions that may prove to be inaccurate and they have not been verified by an independent third-party reserve engineering report. Any material inaccuracies in the reserves estimates or the underlying assumptions will materially affect the quantities and present value of our reserves.

•	The development of our estimated proved and probable undeveloped reserves may take longer and may require higher levels of capital expenditures than we currently anticipate.

•

The substantial majority of the wells in which we have a mineral or royalty interest and all the wells we directly operate are located in the Williston Basin, making us vulnerable to risks associated with concentration of our assets in a limited geographic area.

Risks Related to Legal, Regulatory, and Environmental Matters

•

We are subject to significant governmental regulations, and governmental authorities can delay or deny permits and approvals or change legal requirements governing our operations, which could restrict our operations, increase costs of conducting our business, and delay our implementation of, or cause us to change, our business strategy.

•

We do not currently own any registered intellectual property rights relating to our software system and may be subject to competitors developing the same technology. Third parties may initiate legal proceedings alleging that our use of our software system is infringing or otherwise violating their intellectual property rights, which could lead to costly disputes or disruptions.

•	Current and future litigation, regulatory, administrative, or other legal proceedings could have a material adverse effect on our business and results of operations.

Risks Related to Our Indebtedness

•	Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the Preferred Shares and our indebtedness.

•	Despite our current level of indebtedness, we will still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

•

The terms of our outstanding indebtedness restrict, and the terms of future indebtedness we may incur may restrict, our current and future operations, particularly our ability to respond to changes in the economy or our industry or to take certain actions, which could harm our long-term interests.

Risks Related to the Preferred Shares and this Offering

•	The Preferred Shares represent perpetual equity interests in us, and investors should not expect us to redeem any Preferred Shares on any particular date following the completion of this offering.

•

The Preferred Shares are junior and subordinated to our existing and future indebtedness, and your interests could be diluted by the issuance of additional equity interests, including additional Preferred Shares, and by other transactions.

Risks Related to the Phoenix Equity’s Ownership of Our Common Shares and Certain LLCA Provisions.

•	The interests of holders of Preferred Shares may conflict with the interests of our controlling shareholder.

•

Our Third ARLLCA eliminates members of our board of directors’ duties to us. If conflicts of interest arise among members of our board of directors and us, members of our board of directors may make decisions in their sole and absolute discretion, and shall be entitled to consider only such interests and factors as they desire, including their own interests.

Risks Related to Certain Tax Matters.

•

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or if we were otherwise subject to a material amount of entity-level taxation, then cash available for distribution could be reduced.

•

The tax treatment of publicly traded partnerships or an investment in our shares could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

Risks Relating to Our Status as a Public Reporting Company

•	We only recently became a public reporting company, and the obligations associated with being a public reporting company will require significant resources and management attention.

•

We identified certain misstatements to our previously issued financial statements and have restated certain of our consolidated financial statements, which may create additional risks and uncertainties.

•

We will be a “controlled company” within the meaning of the corporate governance standards of NYSE American and will be a company listing only preferred securities. We intend to rely on exemptions from certain corporate governance standards and will only be required to comply with certain requirements, including with respect to our audit committee, to the extent required by Rule 10A-3 under the Exchange Act.

Controlled Company and Status as a Company Listing Only Preferred Shares

The rules of NYSE American define a “controlled company” as a company in which more than 50% of the voting power is held by an individual, a group or another company. Following the closing of this offering, Phoenix Equity will hold all of our common shares, representing limited liability company interests, and, as a result, other than under the limited circumstances described in this Offering Circular in which holders of the Preferred Shares have voting rights, Phoenix Equity will have all of the voting power of our company. As such, we will be a “controlled company” under the rules of NYSE American. As a result, we will qualify for exemptions from, and will elect not to comply with, certain corporate governance requirements under the rules, including the requirements that we have a board that is composed of a majority of “independent directors,” as defined under the rules, a nominating and corporate governance committee, or a compensation committee.

Even though we will be a controlled company, we are required to comply with the rules of the SEC and the NYSE American relating to the membership, qualifications and operations of the audit committee. The rules of NYSE American provide that companies listing only preferred or debt securities on NYSE American are only required to comply with the requirements to have a board that is composed of a majority of “independent directors,” an audit committee that is composed entirely of independent directors, an audit committee charter, and audit committee meeting requirements, responsibilities and authorities, to the extent required by Rule 10A-3 under the Exchange Act. As a result, under these rules, we must have an audit committee of at least one director, which director must be independent. We expect to have at least one independent director upon the listing of the Preferred Shares on the NYSE American who will qualify as independent for audit committee purposes.

If we cease to be a controlled company and our Preferred Shares continue to be listed on the NYSE American, we will be required to take all action necessary to comply with applicable rules, including by ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to specified transition periods applicable to certain requirements, as the case may be. See the sections titled “Management—Controlled Company and Status as a Company Listing Only Preferred Shares” and “Risk Factors—We will be a “controlled company” within the meaning of the corporate governance standards of the NYSE American. We intend to rely on exemptions from certain corporate governance standards. You will not have the same protections afforded to stockholders of companies that are subject to such requirements” and “—We will be a company listing only preferred securities on NYSE American and thus will only be required to comply with certain corporate governance requirements, including with respect to our audit committee, to the extent required by Rule 10A-3 under the Exchange Act” for additional details.

THE OFFERING

The following summary describes the principal terms of the Preferred Shares and is not intended to be complete. It does not contain all information that may be important to you. Some of the terms and conditions described below are subject to important limitations and exceptions. For a more complete description of the terms of the Preferred Shares, see “Description of Capital and Preferred Shares.” In this summary, the terms “we,” “us,” and “our” each refer to Phoenix Energy One, LLC (the “Issuer”) and its consolidated subsidiaries; provided, however, that references to “we,” “us,” and “our” pertaining to references to rights and obligations under the Preferred Shares do not include the Issuer’s subsidiaries.

Issuer	Phoenix Energy One, LLC, a Delaware limited liability company.

Securities Offered	Up to 3,750,000 shares of our 10.00% Series A Cumulative Redeemable Preferred Shares, representing limited liability interests (the “Preferred Shares”), at an offering price of $20.00 per Preferred Share for a maximum offering amount of $75,000,000.

Investor Suitability Requirements	You should purchase Preferred Shares only if you have substantial financial means and you have no need for liquidity in your investment. Under Rule 251(d)(2)(i)(C) of Regulation A, non-accredited purchasers of the Preferred Shares are subject to an investment limitation. More specifically, non-accredited, non-natural investors may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end), and non-accredited, natural person investors may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth. See “Plan of Distribution – Investment Limitations if We Do Not Obtain a Listing on a National Securities Exchange” for further information regarding the definition of “accredited investor” under Rule 501 of Regulation D promulgated under the Securities Act (“Regulation D”), how to calculate your net worth, and other important information regarding investment limitations and investor suitability.

Distributions	Holders of the Preferred Shares will be entitled to receive cumulative cash distributions based on the initial stated liquidation preference of $25.00 per Preferred Share:

(a)	from, and including, the date of original issuance to, but excluding, October 15, 2028, at a fixed rate equal to 10.00% (equivalent to $2.50 per annum per Preferred Share),

(b)	from and including October 15, 2028 to, but excluding, October 15, 2029, at a fixed rate equal to 10.50% (equivalent to $2.625 per annum per Preferred Share), and

(c)	from and including October 15, 2029 at a fixed rate equal to 11.00% (equivalent to $2.75 per annum per Preferred Share).

Distributions will be payable quarterly in arrears on the 15th day of each April, July, October and January, beginning on October 15, 2025 (provided that if any distribution payment date is not a business day, then the distribution which would otherwise have been payable on that distribution payment date (as defined below) may be paid on the next succeeding business day). Distributions payable for any distribution period will be calculated on the basis of a 360-day year consisting of twelve 30-day months. Distributions will accumulate and be cumulative from, and including, the date of original issuance, which will occur at the closing of this offering. We will determine the closing of the offering at our discretion, however, assuming the closing were to occur on September 30, 2025, the amount of the pro-rated first distribution would equal to approximately $0.10417 per Preferred Share. The pro-rated first distribution, payable on October 15, will be paid to the persons who are the holders of record of the Preferred Shares at the close of business on the corresponding distribution record date, which will be October 1, 2025. See the section entitled “Description of Capital and Preferred Shares—Series A Preferred Shares—Distributions” for additional details.

Optional Redemption	The Preferred Shares will be redeemable at our option, in whole or in part, at any time or from time to time, for $27.50 per Preferred Share plus any accumulated and unpaid distributions (whether or not previously authorized or declared) up to but excluding the redemption date. Any partial redemption will be on a pro rata basis or by lot. See the section entitled “Description of Capital and Preferred Shares—Series A Preferred Shares—Redemption” for additional details.

Liquidation Preference	In the event of our voluntary or involuntary liquidation, dissolution or winding up (which for avoidance of doubt, does not include a sale, merger, consolidation or other similar transaction involving us), the holders of Preferred Shares will generally, subject to the discussion in the section entitled “Description of Capital and Preferred Shares—Series A Preferred Shares—Liquidation Preference,” have the right to receive the initial liquidation preference of $25.00 per Preferred Share, plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date of payment.

No Maturity, Sinking Fund, Mandatory Redemption, Conversion or Preemptive Rights	Each Preferred Share has no stated maturity, is not subject to any sinking fund or mandatory redemption and will remain outstanding indefinitely unless redeemed by us. We are not required to set aside funds to redeem the Preferred Shares. See the section entitled “Description of Capital and Preferred Shares—Series A Preferred Shares—Redemption” for additional details. The Preferred Shares are not convertible into any other securities or property of the Issuer and no holders of Preferred Shares will have any preemptive rights to purchase or subscribe for our common shares or any other security.

Limited Voting Rights	Holders of the Preferred Shares will generally have no voting rights. However, if we do not pay distributions on the Preferred Shares for six or more quarterly distribution periods (whether or not consecutive), the holders of Preferred Shares and the holders of all other classes or series of our preferred shares we may issue upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Preferred Shares in the election referred to below will be entitled to vote for the election of two additional directors to serve on our board of directors until we pay, or declare and set aside funds for the payment of, all distributions that we owe on the Preferred Shares.

In addition, the affirmative vote of the holders of at least two-thirds of the outstanding Preferred Shares is required for us to authorize or issue any Senior Securities (as defined below), to amend, alter or repeal the provisions of our Third ARLLCA or the Share Designation (as defined below) for the Preferred Shares so as to materially and adversely affect any preferences, rights, privilege or voting powers of the Preferred Shares or to take certain other actions. If proposed amendments to our Third ARLLCA or the Share Designation for the Preferred Shares would materially and adversely affect the preferences, rights privilege or voting powers of the Preferred Shares disproportionately relative to any other class or series of parity preferred shares, the affirmative vote of the holders of at least two-thirds of the outstanding Preferred Shares, voting as a separate class, is also required.

See the section entitled “Description of Capital and Preferred Shares—Series A Preferred Shares—Limited Voting Rights” for additional information.

Ranking	The Preferred Shares will rank, with respect to rights to the payment of distributions and the distribution of assets upon our liquidation, dissolution or winding up,

(a)	senior to all classes or series of equity securities issued by us other than equity securities referred to in clauses (b) and (c) (“Junior Securities”);

(b)

on a parity with all equity securities issued by us with terms specifically providing that those equity securities rank on a parity with the Preferred Shares with respect to rights to the payment of distributions and the distribution of assets upon our liquidation, dissolution or winding up (“Parity Securities”);

(c)

junior to all equity securities issued by us with terms specifically providing that those equity securities rank senior to the Preferred Shares with respect to rights to the payment of distributions and the distribution of assets upon our liquidation, dissolution or winding up (“Senior Securities”); and

(d)	junior to all of our existing and future indebtedness and to the indebtedness of our existing subsidiaries and any future subsidiaries.

As of June 30, 2025, after giving effect to the borrowing of an additional $100.0 million in aggregate under the Fortress Credit

Agreement in August 2025, we would have had approximately $1,320.6 million of indebtedness outstanding. In addition, from time to time we may conduct offerings of notes pursuant to Regulation D or Regulation A, or pursuant to our registration statement on Form S-1 (File No. 333-282862) and, as of the date of this Offering Circular, we and our subsidiaries are authorized to issue up to $2.7 billion in additional notes through such offerings.

See the section entitled “Description of Capital and Preferred Shares—Series A Preferred Shares—Ranking” for additional information.

Listing	We have applied to list the Preferred Shares on the NYSE American under the symbol “PHXE.P.” If the Preferred Shares are not approved for listing on NYSE American, we will not complete this offering.

Use of Proceeds	If we raise the maximum offering amount of $75,000,000, we estimate that the net proceeds we will receive from this offering will be approximately $68,437,500, after deducting the Selling Agent commissions and estimated offering expenses payable by us. If we raise the minimum offering amount of $15,000,000, based on the Minimum Quantitative Standards, we estimate that the net proceeds we will receive from this offering will be approximately $13,087,500.

We plan to use the net proceeds from this offering (a) to make investments in PhoenixOp or to otherwise finance potential drilling and exploration operations, (b) to purchase mineral rights and non-operated working interests, as well as for additional asset acquisitions, and (c) for other working capital needs. See the section titled “Use of Proceeds” for additional information.

Selling Agent; Best Efforts Offering	We have engaged Digital Offering to act as Selling Agent to offer the Preferred Shares to prospective investors in this offering on a “best efforts” basis, which means there is no guarantee that any minimum amount will be received by us in this offering. See the section titled “Plan of Distribution” for additional information.

Continuous Offering; Termination of the Offering	This is a continuous offering pursuant to Rule 251(d)(3)(i)(F) of Regulation A. We will commence this offering within two calendar days of the qualification of this offering statement by the SEC and will continue to offer the Preferred Shares for an indefinite period of time (which may exceed 30 days from the date of qualification) until the offering is terminated. This offering will terminate at the earliest of: (a) the date at which the maximum offering amount has been received by us, (b) one year from the date upon which the SEC qualifies the offering statement of which this Offering Circular forms a part, and (c) the date at which the offering is earlier terminated by us in our sole discretion.

Closing of the Offering	We intend to complete one closing for this offering and will determine the closing date at our discretion based on our review of subscriptions received and in consultation with Digital Offering. While we intend to close the offering as soon as possible following the qualification of this offering statement by the SEC, we will not close the offering until the Preferred Shares are approved for listing on NYSE American. As a result, we will not close this offering until we can establish that the offering meets the Minimum Quantitative Standards. If we do not meet the Minimum Quantitative Standards by the Termination Date, we will terminate this offering and all funds tendered by investors with their subscriptions will be promptly returned to such investors in accordance with Rules 10b-9 and 15c2-4 under the Exchange Act. Once we have determined to close the offering, we will inform investors of such closing date and the listing date via e-mail at least seven calendar days prior to the closing date, in accordance with the terms of the subscription agreements executed by such investors. On the closing date, funds tendered by investors with their subscriptions will be made available to us and we will issue such investors their respective Preferred Shares.

Transfer Agent	If we complete this offering, the transfer agent and registrar for the Preferred Shares will be Equity Stock Transfer, LLC.

Book-Entry Form	The Preferred Shares will be represented by one or more global certificates in definitive, fully registered form deposited with a custodian for, and registered in the name of, a nominee of The Depository Trust Company (“DTC”).

Material U.S. Federal Income Tax Consequences of Preferred Shares	You should consult your tax advisors concerning the U.S. federal income tax consequences of investing in Preferred Shares in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction. For certain material U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the Preferred Shares, see the section titled “Material U.S. Federal Income Tax Consequences of Preferred Shares.”

Controlled Company and Status as a Company Listing Only Preferred Shares	Following the closing of this offering, we will be a “controlled company” within the meaning of the corporate governance rules of NYSE American. As a “controlled company,” we intend to rely on the exemptions from certain corporate governance standards of the NYSE American. In addition, following the closing of this offering, we will be a company listing only preferred securities on NYSE American and thus will only be required to comply with certain corporate governance requirements, including with respect to our audit committee, to the extent required by Rule 10A-3 under the Exchange Act. For more information, see the section titled “Management—Controlled Company and Status as a Company Listing Only Preferred Shares.”

Risk Factors	Investing in the Preferred Shares involves significant risks. You should carefully read and consider the information beginning on page 23 of this Offering Circular under the heading “Risk Factors” and all other information in this Offering Circular, the offering statement or any amendment or supplement to this Offering Circular before deciding to invest in the Preferred Shares.

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

The following table sets forth our summary historical financial and other data as of the dates and for the periods indicated. The balance sheet data as of December 31, 2024, 2023 and 2022 and the related statements of operations, members’ equity, and cash flows data for the years ended December 31, 2024, 2023 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this Offering Circular. The balance sheet data as of June 30, 2025 and the related statements of operations, members’ equity, and cash flows data for the six months ended June 30, 2025 and 2024 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this Offering Circular. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the information set forth herein. Interim financial results are not necessarily indicative of results for the full year or any future reporting period. The summary historical financial and other data set forth below should be read in conjunction with the sections of this Offering Circular entitled “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” “Capitalization,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and the related notes included elsewhere in this Offering Circular.

Consolidated Statements of Operations Data:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2025	2024 (As Restated)	2024	2023 (As Restated)	2022 (As Restated)
	(in thousands)
Revenues
Product sales	$181,529	$33,990	$125,649	$—	$—
Mineral and royalty revenues	61,871	85,588	152,999	118,088	54,554
Purchased crude oil sales	30,800	—	—	—	—
Water services	5,200	904	2,478	—	—
Other revenue	181	28	101	17	—

Total revenues	279,581	120,510	281,227	118,105	54,554

Operating expenses
Cost of sales	62,252	22,927	63,947	19,733	9,573
Depreciation, depletion, amortization, and accretion	67,842	37,775	85,977	34,228	12,144
Purchased crude oil expenses	30,352	—	—	—	—
Selling, general, and administrative	15,895	13,111	29,167	14,314	5,563
Payroll and payroll-related expenses	16,022	10,732	27,934	12,733	6,023
Advertising and marketing	837	161	679	4,136	1,353
Loss on sale of assets	—	564	564	—	—
Impairment expense	522	—	564	974	—

Total operating expenses	193,722	85,270	208,832	86,118	34,656

Income from operations	85,859	35,240	72,395	31,987	19,898

Other income (expenses)
Interest income	1,052	55	705	66	—
Interest expense, net	(72,874)	(34,915)	(90,210)	(47,882)	(11,893)
Gain (loss) on derivatives	10,842	(86)	(5,986)	(32)	(2,239)
Loss on debt extinguishment	(582)	(301)	(1,697)	(328)	(92)

Total other expenses	(61,562)	(35,247)	(97,188)	(48,176)	(14,224)

Net income (loss)	$24,297	$(7)	$(24,793)	$(16,189)	$5,674

Consolidated Balance Sheets Data:

	As of June 30,	As of December 31,
	2025	2024	2023 (As Restated)	2022 (As Restated)
	(in thousands)
Cash and cash equivalents	$60,491	$120,814	$5,428	$4,607
Total current assets	156,366	156,714	64,284	9,790
Net oil and gas properties	1,198,419	865,845	423,668	144,755
Total assets	1,369,614	1,029,070	493,167	157,020
Total current liabilities	361,958	226,611	183,771	81,233
Long-term debt, net of current portion	960,320	795,215	295,167	59,481
Total liabilities	1,379,375	1,063,128	498,001	148,347
Total members’ equity (deficit)	(9,761)	(34,058)	(4,834)	8,673

Consolidated Statements of Cash Flow Data:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2025	2024 (as Restated)	2024	2023 (As Restated)	2022 (As Restated)
	(in thousands)
Net cash provided by (used in):
Operating activities	$99,630	$29,438	$95,239	$(1,826)	$18,642
Investing activities	(349,068)	(179,755)	(437,703)	(278,661)	(91,888)
Financing activities	189,115	148,968	457,850	281,308	77,493

Other Financial and Operating Data:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2025	2024	2024	2023 (As Restated)	2022 (As Restated)
	(in thousands)
PV-10 (estimated proved developed reserves)(1)	$846,830	$408,500	$644,098	$289,809	$189,885
PV-10 (estimated proved undeveloped reserves)(1)	523,128	392,747	424,595	257,472	—
PV-10 (estimated total proved reserves)(1)	1,369,959	801,247	1,068,692	547,281	189,885
EBITDA(2)	163,961	72,628	150,689	65,855	29,711

(1)	PV-10 differs from the standardized measure of discounted future net cash flows, which is the most directly comparable GAAP financial measure, because it is calculated on a pre-tax basis.

Because the Issuer is a limited liability company and has currently elected to be treated as a partnership for income tax purposes, the pro rata share of taxable income or loss is included in the individual income tax returns of members based on their percentage of ownership. Consequently, no provision for income taxes is made in our standardized measure of discounted future net cash flows, and so currently our PV-10 is identical to the standardized measure of discounted future net cash flows.

PV-10 is not a substitute for the standardized measure of discounted future net cash flows. Neither PV-10 nor the standardized measure of discounted future net cash flows purport to represent the fair value of our oil and natural gas reserves. See “Non-GAAP Financial Measures.”

The following table includes a reconciliation of PV-10 to the standardized measure of discounted future net cash flows, the most directly comparable financial measure calculated and presented in accordance with GAAP, for the periods presented:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2025	2024	2024	2023	2022
	(in thousands)
Estimated proved developed reserves:
Standardized measure of discounted future net cash flows	$846,830	$408,500	$644,098	$289,809	$189,885
Discounted future income taxes	—	—	—	—	—

PV-10	$846,830	$408,500	$644,098	$289,809	$189,885

Estimated proved undeveloped reserves:
Standardized measure of discounted future net cash flows	$523,128	$392,747	$424,595	$257,472	$—
Discounted future income taxes	—	—	—	—	—

PV-10	$523,128	$392,747	$424,595	$257,472	$—

Estimated total proved reserves:
Standardized measure of discounted future net cash flows	$1,369,959	$801,247	$1,068,692	$547,281	$189,885
Discounted future income taxes	—	—	—	—	—

PV-10	$1,369,959	$801,247	$1,068,692	$547,281	$189,885

(2)

EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income (loss), the most directly comparable GAAP measure. In particular, EBITDA excludes certain material costs, such as interest expense, and certain non-cash charges, such as depreciation, depletion, amortization, and accretion expense, that have been necessary elements of our expenses. Because EBITDA does not account for these expenses, its utility as a measure of our operating performance has material limitations. Other companies may not publish this or similar metrics, and our computation of EBITDA may differ from computations of similarly titled measures of other companies. Therefore, our EBITDA should be considered in addition to, and not as a substitute for, in isolation from, or superior to, our financial information prepared in accordance with GAAP, and should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Offering Circular. See “Non-GAAP Financial Measures.”

The following table includes a reconciliation of EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, for the periods presented:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2025	2024 (Restated)	2024	2023 (As Restated)	2022 (As Restated)
	(in thousands)
Net income (loss)	$24,297	$(7)	$(24,793)	$(16,189)	$5,674
Interest income	(1,052)	(55)	(705)	(66)	—
Interest expense	72,874	34,915	90,210	47,882	11,893
Depreciation, depletion, amortization, and accretion expense	67,842	37,775	85,977	34,228	12,144

EBITDA	$163,961	$72,628	$150,689	$65,855	$29,711

Summary of Reserve, Production, and Operating Data

Summary of Reserves

The following table presents our estimated proved and probable oil, natural gas, and NGL reserves as of each of the dates indicated:

	As of June 30,	As of December 31,
	2025(1)(2)	2024(2)(3)	2023(2)(4)	2022(5)
Estimated proved developed reserves
Oil (Bbl)	26,005,837	18,624,758	7,124,194	3,691,722
Natural gas (Mcf)	41,790,640	20,819,874	12,250,285	7,624,212
Natural gas liquids (Bbl)	6,953,807	2,848,355	1,514,761	—
Total (Boe)(6:1)(6)	39,924,751	24,943,093	10,680,669	4,962,424
Estimated proved undeveloped reserves
Oil (Bbl)	34,376,431	31,197,795	24,925,841	—
Natural gas (Mcf)	22,554,741	17,491,089	19,565,808	—
Natural gas liquids (Bbl)	6,353,734	4,753,257	6,648,747	—
Total (Boe)(6:1)(6)	44,489,288	38,866,233	34,835,556	—
Estimated proved reserves
Oil (Bbl)	60,382,268	49,822,554	32,050,035	3,691,722
Natural gas (Mcf)	64,345,381	38,310,963	31,816,093	7,624,212
Natural gas liquids (Bbl)	13,307,540	7,601,611	8,163,508	—
Total (Boe)(6:1)(6)	84,414,039	63,809,326	45,516,225	4,962,424
Percent proved developed	47%	39%	23%	100%
Estimated probable undeveloped reserves
Oil (Bbl)	133,415,924	107,769,309	74,877,268	—
Natural gas (Mcf)	141,362,777	134,083,603	88,184,111	—
Natural gas liquids (Bbl)	—	—	—	—
Total (Boe)(6:1)(6)	156,976,387	130,116,577	89,574,620	—

(1)

Estimates of reserves of oil and natural gas as of June 30, 2025 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month of the 12 months ended June 30, 2025, in accordance with SEC guidelines applicable to reserve estimates as of the end of such period. The unweighted arithmetic average first day of the month prices were $71.20 per Bbl for oil and $2.862 per MMBtu for natural gas at June 30, 2025. Estimates of reserves of NGL as of June 30, 2025 were calculated using the average of realized wellhead prices of such reserves. The average NGL price realized at June 30, 2025 was $23.86 per Bbl. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent our net revenue interest in our properties. Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, production costs, and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.
(2)

In early 2023, we established PhoenixOp with the intention that certain leasehold held by us would be developed by PhoenixOp. PhoenixOp executed a contract for a drilling rig with Patterson-UTI Drilling Company on June 20, 2023. This allowed for previously unbooked reserves to be estimated and booked as proved undeveloped in accordance with SEC guidelines for reserves categorization and estimation and in adherence to the five-year rule as set forth by the SEC.

(3)

Estimates of reserves of oil and natural gas as of December 31, 2024 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month of the 12 months ended December 31, 2024, in accordance with SEC guidelines applicable to reserve estimates as of the end of such period. The unweighted arithmetic average first day of the month prices were $76.32 per Bbl for oil and $2.130 per MMBtu for natural gas at December 31, 2024. Estimates of reserves of NGL as of December 31, 2024 were calculated using the average of realized wellhead prices of such reserves. The average NGL price realized at December 31, 2024 was $25.22 per Bbl. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent our net revenue interest in our properties. Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, production costs, and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

(4)

Estimates of reserves of oil and natural gas as of December 31, 2023 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month of the 12 months ended December 31, 2023, in accordance with SEC guidelines applicable to reserve estimates as of the end of such period. The unweighted arithmetic average first day of the month prices were $78.21 per Bbl for oil and $2.637 per MMBtu for natural gas at December 31, 2023. Estimates of reserves of NGL as of December 31, 2023 were calculated using the average of realized wellhead prices of such reserves. The average NGL price realized at December 31, 2023 was $19.21 per Bbl. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent our net revenue interest in our properties. Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, production costs, and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

(5)

Estimates of reserves of oil and natural gas as of December 31, 2022 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month of the 12 months ended December 31, 2022, in accordance with SEC guidelines applicable to reserve estimates as of the end of such period. The unweighted arithmetic average first day of the month prices were $94.14 per Bbl for oil and $6.357 per MMBtu for natural gas at December 31, 2022. We had no NGL reserves as December 31, 2022 and, as such, no NGL price was calculated as of December 31, 2022. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent our net revenue interest in our properties. Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, production costs, and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

(6)

Estimated proved reserves are presented on an oil-equivalent basis using a conversion of six Mcf per barrel of “oil equivalent.” This conversion is based on energy equivalence and not price or value equivalence. If a price equivalent conversion based on the 12-month average prices for the period ended December 31, 2024 was used, the conversion factor would be approximately 35.8 Mcf per Bbl of oil.

Select Production and Operating Statistics

The following table presents information regarding our production of oil, natural gas, and NGL and certain price and cost information for each of the periods indicated:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2025	2024	2024	2023	2022
Production Data:
Bakken
Oil (Bbl)	3,196,486	1,145,551	3,022,810	943,930	360,604
Natural gas (Mcf)	675,063	819,713	1,301,782	1,123,859	522,523
Natural gas liquids (Bbl)	123,235	138,621	270,219	88,762	—
Total (Boe)(6:1)(1)	3,432,231	1,420,792	3,509,992	1,220,003	447,691
Average daily production (Boe/d)(6:1)	18,963	7,807	9,590	3,342	1,227
All Properties
Oil (Bbl)	3,513,479	1,570,516	3,830,461	1,446,928	523,416
Natural gas (Mcf)	1,339,354	1,500,220	2,979,341	2,152,939	1,058,506
Natural gas liquids (Bbl)	190,387	217,607	415,363	201,454	—
Total (Boe)(6:1)(1)	3,927,092	2,038,159	4,742,381	2,007,205	699,834
Average daily production (Boe/d)(6:1)	21,697	11,199	12,993	5,499	1,917
Average Realized Prices:
Bakken
Oil (Bbl)	$68.83	$73.90	$71.77	$71.43	$80.67
Natural gas (Mcf)	$3.32	$2.19	$2.12	$3.47	$3.77
Natural gas liquids (Bbl)	$23.60	$25.03	$23.53	$26.70	$—
All Properties
Oil (Bbl)	$66.86	$70.80	$68.49	$73.10	$91.01
Natural gas (Mcf)	$2.94	$1.92	$1.86	$3.15	$6.66
Natural gas liquids (Bbl)	$23.86	$25.30	$25.22	$27.50	$—
Average Unit Cost per Boe (6:1):
All Properties
Operating costs, production and ad valorem taxes	$18.96	$12.97	$16.11	$16.18	$19.89
Operating costs excluding taxes	$13.68	$8.36	$10.75	$10.86	$12.58
Percentage of revenue	30.6%	22.1%	26.4%	16.7%	21.9%

(1)

“Btu-equivalent” production volumes are presented on an oil-equivalent basis using a conversion factor of six Mcf of natural gas per barrel of “oil equivalent,” which is based on approximate energy equivalency and does not reflect the price or value relationship between oil and natural gas.

RISK FACTORS

Investing in the Preferred Shares involves significant risks. Before making an investment decision, you should carefully consider the specific risk factors set forth below, together with the other information included elsewhere in this Offering Circular. If any of the risks discussed in this Offering Circular occur, our business, prospects, liquidity, financial condition, and results of operations could be materially impaired, in which case we may be unable to pay the principal of, and interest on, the Preferred Shares and you could lose all or part of your investment. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to Our Business and Operations

The businesses of direct drilling and extraction of minerals and acquisition of mineral rights are highly competitive. If we are unable to successfully compete within these businesses through our direct drilling operations conducted by PhoenixOp, we may not be able to identify and purchase attractive assets and successfully operate our properties.

The key areas in which we face competition include:

•	declines in oil and natural gas prices;

•	acquisition of commercially viable mineral deposits offered for sale by other companies;

•	access to capital for financing and operational purposes;

•	hiring and retention of personnel to successfully operate drilling and extraction activities, and qualified third-party operators to assist in production activities;

•	purchasing, leasing, hiring, chartering, or other procuring of equipment by us and our third-party operators; and

•	employment of qualified and experienced management and other mineral professionals.

Competition in our markets is intense and depends, among other things, on the number of competitors in the market, their financial resources, their degree of geological, geophysical, engineering, and management expertise and capabilities, their pricing policies, their ability to develop properties on time and on budget, their ability to select, acquire, and develop reserves, and their ability to foster and maintain relationships with the relevant authorities.

Our competitors include entities with greater technical, physical, and financial resources than we have. Furthermore, companies and certain private equity firms not previously investing in minerals and their extraction may choose to acquire reserves to establish a firm supply or simply as an investment. If we are unable to successfully compete in operating our wells or acquisition of attractive assets, we may not be able to achieve or maintain profitable operations.

The mineral rights investment business involves high-risk activities with many uncertainties.

Our and our operating partners’ activities relating to our mineral rights investment business are subject to many risks, including unanticipated problems relating to finding mineral rights assets and additional costs and expenses that may exceed current estimates. There can be no assurance that the expenditures we make in the exploration phase will result in the discovery of economic deposits of minerals, or that any investment we make in initially profitable assets will continue to be productive enough for associated revenues to be commercially viable. In addition, drilling and producing operations on the assets we invest in may be curtailed, delayed, or canceled by the operators of our properties as a result of various factors, including:

•	declines in oil and natural gas prices;

•	infrastructure limitations, such as gas gathering and processing constraints;

•	the high cost, shortages, or delays in procurement of equipment, materials, and/or services;

•	unexpected operational events, adverse weather conditions and natural disasters, facility or equipment malfunctions, and equipment failures or accidents;

•	inability to obtain satisfactory title to the assets we acquire and other title-related issues;

•	pipe or cement failures and casing collapses;

•	lost or damaged oilfield development and service tools;

•	compliance with environmental, health, safety, and other governmental requirements;

•	increases in severance taxes;

•	regulations, restrictions, moratoria, and bans on hydraulic fracturing;

•	unusual or unexpected geological formations, and pressure or irregularities in formations;

•	loss of drilling fluid circulation;

•	environmental hazards, such as oil, natural gas, or well fluids spills or releases, pipeline or tank ruptures, and discharges of toxic gases;

•	fires, blowouts, craterings, and explosions;

•	uncontrollable flows of oil, natural gas, or well fluids;

•	pipeline capacity curtailments; and

•

evolving cybersecurity risks, such as those involving unauthorized access, third-party provider defects and service failures, denial of service attacks, malicious software, data privacy breaches by employees, insiders, or others with authorized access, cyber or phishing attacks, ransomware, social engineering, physical breaches, or other actions.

In addition to causing curtailments, delays, and cancellations of drilling and producing operations, many of these events can cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources, and equipment, pollution, environmental contamination, loss of wells, regulatory penalties, and third-party claims. The insurance we maintain against various losses and liabilities arising from our operations does not cover all operational risks involved in our investments. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks. Losses could therefore occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have a material adverse impact on our business activities, financial condition, and results of operations.

We, through our investment in PhoenixOp and future assignment of oil and gas properties to PhoenixOp, conduct direct drilling and extraction activities. Such activities pose additional risks to us.

We, through the operations of PhoenixOp, face numerous risks relating to our drilling activities, including:

•	failing to place a well bore in the desired target producing zone;

•	not staying in the desired drilling zone while drilling horizontally through the formation;

•	failing to run casing the entire length of the well bore; and

•	not being able to run tools and other equipment consistently through the horizontal well bore.

Risks we may face while completing our wells include, but are not limited to:

•	not being able to fracture stimulate the planned number of stages;

•	failing to run tools the entire length of the well bore during completion operations;

•	not successfully cleaning out the well bore after completion of the final fracture stimulation stage;

•	increased seismicity in areas near our completion activities;

•	unintended interference of completion activities performed by us or by third parties with nearby operated or non-operated wells being drilled, completed, or producing; and

•	failure of our optimized completion techniques to yield expected levels of production.

Further, many factors may occur that cause us to curtail, delay, or cancel scheduled drilling and completion projects, including, but not limited to:

•	abnormal pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment or qualified personnel;

•	shortages of or delays in obtaining components used in fracture stimulation processes, such as water and proppants;

•	delays associated with suspending our operations to accommodate nearby drilling or completion operations being conducted by other operators;

•	mechanical difficulties, fires, explosions, equipment failures, or accidents, including ruptures of pipelines or storage facilities, or train derailments;

•	restrictions on the use of underground injection wells for disposing of wastewater from oil and gas activities;

•	political events, public protests, civil disturbances, terrorist acts, or cyber-attacks;

•	decreases in, or extended periods of low, crude oil and natural gas prices;

•	title problems;

•

environmental hazards, such as uncontrollable flows of crude oil, natural gas, brine, well fluids, hydraulic fracturing fluids, toxic gas, or other pollutants into the environment, including groundwater and shoreline contamination;

•	adverse climatic conditions and natural disasters;

•	spillage or mishandling of crude oil, natural gas, brine, well fluids, hydraulic fracturing fluids, toxic gas, or other pollutants by us or by third-party service providers;

•	limitations in infrastructure, including transportation, processing, refining, and exportation capacity, or markets for crude oil and natural gas; and

•	delays imposed by or resulting from compliance with regulatory requirements, including permitting.

As we expand our direct drilling and extraction activities the impact of these risks on our overall business will only grow more significant. See “—The businesses of direct drilling and extraction of minerals and acquisition of mineral rights are highly competitive. If we are unable to successfully compete within these businesses through our direct drilling operations conducted by PhoenixOp, we may not be able to identify and purchase attractive assets and successfully operate our properties,” “—Our business is sensitive to the price of oil and gas and sustained declines in prices may adversely affect our financial position, financial results, cash flows, access to capital, and ability to grow,” “—Properties we acquire for our direct drilling and extraction operations, currently conducted through PhoenixOp, may not produce as projected, and we may be unable to determine reserve potential, identify liabilities associated with such properties, or obtain protection from sellers against such liabilities,” and “—Our development of successful operations relies extensively on our direct operations, through PhoenixOp and various third-party E&P operators, which could have a material adverse effect on our results of operations.”

We are not insured against all risks associated with our business. We and PhoenixOp may elect to not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented or for other reasons. In addition, some risks such as those stemming from certain environmental hazards are generally not fully insurable.

Losses and liabilities arising from any of the above events could reduce the value of our capital contributions to PhoenixOp, increase our need to provide additional capital to PhoenixOp, and otherwise harm our financial position, which could adversely affect us and our ability to pay our obligations under the Notes or the Preferred Shares.

Our business is sensitive to the price of oil and gas, and sustained declines in prices may adversely affect our financial position, financial results, cash flows, access to capital, and ability to grow.

We are in the business of both drilling and extracting oil and gas minerals directly through our operations conducted by PhoenixOp, and purchasing mineral rights and non-operated working interests in land in the United States, including the rights to drill for oil and gas. The prices we receive for our oil and natural gas production heavily influence our revenue, operating results, profitability, access to capital, future rate of growth, and carrying value of our properties. Oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand, as well as costs and terms of transport to downstream markets.

Historically, the commodities markets have been volatile, and these markets will likely continue to be volatile in the future. During the period from January 1, 2021 through June 30, 2025, prices for crude oil reached a high of $123.64 per Bbl and a low of $47.47 per Bbl. Over the same time period, natural gas prices reached a high of $23.86 per MMBtu and a low of $1.21 per MMBtu. A decline in oil and natural gas prices can have an adverse effect on the value of our interests in the land and revenue from our own direct drilling production, which will materially and adversely affect our ability to generate cash flows and, in turn, our ability to make interest and principal payments on the Notes and distribution payments on the Preferred Shares.

The prices received for oil and natural gas produced on our land, and the levels of the production, depend on numerous factors beyond our control and include the following:

•	changes in global supply and demand for oil and natural gas;

•	the actions of the Organization of the Petroleum Exporting Countries (“OPEC”);

•

political and economic conditions and events in foreign oil, natural gas, and NGL producing countries, including elevated levels of inflation and interest rates, embargoes, and introduction of tariffs on oil and gas products;

•	the level of global and domestic oil and natural gas E&P activity and the degree to which consolidation among our customers may affect spending on U.S. drilling and completions in the near-term;

•	the level of global and domestic oil and natural gas inventories;

•	the level of consumer product demand;

•	inclement or hazardous weather conditions and natural disasters;

•	the availability of storage for hydrocarbons and technological advances affecting energy consumption and energy supply;

•	speculative trading in commodity markets, including expectations about future commodity prices;

•

the proximity of our production operations to, and capacity, availability, and cost of, pipelines and other transportation and storage facilities, and other factors that result in differentials to benchmark prices;

•	domestic, local, and foreign governmental regulation and taxes;

•	fuel and energy conservation measures and technological advances affecting energy consumption;

•

armed conflict, political instability, or civil unrest in oil and gas producing regions, including instability and conflicts in the Middle East, including conflicts involving Israel and Iran and the conflict between Russia and Ukraine, and the related potential effects on laws and regulations or the imposition of economic or trade sanctions;

•	changes in regulatory and trade policy, such as tariffs, as well as the potential for general market volatility and political uncertainty;

•	the occurrence or threat of epidemic or pandemic diseases, or any government response to such occurrence or threat; and

•	the price and availability of alternative fuels.

These factors and the volatility of oil and natural gas prices make it extremely difficult to predict future crude oil, natural gas, and NGL price movements or to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and natural gas producing properties, as buyers and sellers have difficulty agreeing on such value. Certain actions by OPEC and other oil producing nations in the first half of 2020, combined with the impact of the COVID-19 pandemic and a shortage in available storage for hydrocarbons in the United States, contributed to the historic low price for crude oil in April 2020. While the prices for crude oil have generally increased since then, such prices have historically remained volatile, which has adversely affected the prices at which production from our properties is sold, as well as the production activities of operators on our properties, and may continue to do so in the future. This, in turn, has and will materially affect the amount of royalty payments that we receive from our third-party E&P operators and our income from direct drilling operations. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects. In particular, our five-year development plan is based on assumed average oil and natural gas prices of $64.39 per barrel and $3.85 per MMBtu, respectively, and our outlook for 2025 is based on average benchmark commodity prices of $71.98 per barrel for crude oil and $3.94 per Mcf for natural gas, which are significantly higher than recent lows of $58.50 per barrel of for crude oil, as of May 5, 2025 and $2.65 per MMBtu for natural gas, as of June 13, 2025. Although prices have recovered since then, there can no be assurance that prices will not experience another significant decrease. This plan and outlook may need to be adjusted in the future as a result of any material sustained decrease in oil and natural gas prices as compared to our assumptions, which could have a material adverse effect on our business, financial condition, results of operations, and prospects. In addition, in response to a sustained decrease in oil and natural gas prices, we may determine to adjust our overall business plan by adjusting capital expenditures, decreasing drilling operations, and/or reducing production plans, among other actions. Such actions and circumstances would impact our revenue, operating expenses, and liquidity. For example, we may be required to raise additional capital, above our current expectations, in order to fully realize our current or adjusted business plan.

Our revenues, operating results, profitability, and future rate of growth depend primarily on the prices of oil and, to a lesser extent, natural gas that we sell. Any substantial decline in the price of crude oil, natural gas, and NGL or prolonged period of low commodity prices will materially adversely affect our business, financial condition, results of operations, and cash flows. Further, a slowdown in the timing of oil or natural gas production, especially if in connection with a decline in prices, may reduce our ability to collect lease payments from leaseholders, which could limit our ability to make interest and principal payments on the Notes and distribution payments on the Preferred Shares. Prices also affect the amount of cash flow available for capital expenditures and our ability to raise additional capital. In addition, we may need to record asset carrying value write-downs if prices fall. A significant decline in the prices of natural gas or oil could adversely affect our financial position, financial results, cash flows, access to capital, and ability to grow.

We have a limited operating history and have experienced periods of significant business growth in a short time, making it difficult for you to evaluate our business and prospects. If we are unable to manage our business and growth effectively, our business could be materially and adversely affected.

Since our formation in 2019, our business has grown considerably. Our limited operating history and the significant growth in operations and revenue we have experienced since then makes evaluation of our business and prospects difficult. Any growth that we experience in the future will require us to further expand our drilling and extraction activities and our acquisitions. There can be no assurance that growth in our revenue and operations will continue at a similar pace, or that we will be able to manage our growth effectively. Furthermore, the growth of our business places significant demands on our management, including managing increased numbers of personnel, properties, and business relations, such as our E&P operators. If we do not effectively manage the increased obligations brought by the growth of our operations, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, or satisfy delivery requirements, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, we may encounter risks and difficulties experienced by companies whose performance is dependent upon newly acquired assets, such as failing to integrate, or realizing the expected benefits of, such assets. As a result of the foregoing, we may be less successful in achieving consistent results and continue the growth of our business, as compared with companies that have longer operating histories and a more stable size of operations. In addition, we may be less equipped to identify and address risks and hazards in the conduct of our business than those companies that have longer operating histories.

The acquisition and development of our properties, directly or through our third-party E&P operators, will require substantial capital, and we and our third-party E&P operators may be unable to obtain needed capital or financing on satisfactory terms or at all, including as a result of increases in the cost of capital resulting from Federal Reserve policies in the past few years and otherwise.

The oil and gas industry is capital-intensive. We make, and will continue to make, substantial capital expenditures in connection with the acquisition of mineral and royalty interests. To date, we have financed capital expenditures primarily with funding from capital contributions, cash generated by operations, borrowings under credit facilities, and issuances of debt securities. Future sources of liquidity may also include other credit facilities, additional capital contributions, asset-backed securitizations, and continued issuances of debt or equity securities. For example, as part of our general financing and operational strategy, we may in the future undertake securitizations of certain assets or interests in assets through special purpose vehicles.

In the future, we may need capital in excess of the amounts we retain in our business, borrow under our existing credit facilities, or through issuances of debt or equity securities. There can be no assurance that we can increase the borrowing amount available under our existing credit facilities or continue to raise sufficient funds through our debt or other securities issuances.

Furthermore, we cannot assure you that we will be able to access other external capital on terms favorable to us or at all. For example, a significant decline in prices for oil and natural gas, rising interest rates, inflationary pressure, and broader economic turmoil may adversely impact our ability to secure financing in the capital markets on favorable terms. Additionally, our ability to secure financing or access the capital markets could be adversely affected if financial institutions and institutional lenders elect not to provide funding for fossil fuel energy companies in connection with the adoption of sustainable lending initiatives or are required to adopt policies that have the effect of reducing the funding available to the fossil fuel sector. If we are unable to fund our capital requirements, we may be unable to complete acquisitions, take advantage of business opportunities, or respond to competitive pressures, any of which could have a material adverse effect on our results of operation and financial condition.

Most of our third-party E&P operators are also dependent on the availability of external debt, equity financing sources, and operating cash flows to maintain their drilling programs. If those financing sources are not available to such third-party E&P operators on favorable terms or at all, then we expect the development of our properties would be adversely affected. If the development of our properties is adversely affected, then revenues from our mineral and royalty interests may decline.

Properties we acquire for our direct drilling and extraction operations, currently conducted through PhoenixOp, may not produce as projected, and we may be unable to determine reserve potential, identify liabilities associated with such properties, or obtain protection from sellers against such liabilities.

Acquiring oil and natural gas properties requires us to assess reservoir and infrastructure characteristics, including recoverable reserves, development and operating costs, and potential liabilities, including, but not limited to, environmental liabilities. Such assessments are inexact and inherently uncertain. For these reasons, the properties we acquire may not produce as projected. In connection with these assessments, we perform a review of the subject properties, but such a review may not reveal all existing or potential problems. While conducting due diligence, we may not review every well, pipeline, or associated facility. We cannot necessarily observe structural and environmental problems, such as pipe corrosion or groundwater contamination, when a review is performed. We may be unable to obtain contractual indemnities from any seller for liabilities arising from or attributable to the period prior to our purchase of the property. As a result, we may be required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with our expectations.

We may encounter obstacles to marketing our minerals, which could adversely impact our revenues and profits.

The marketability of our production will depend upon numerous factors beyond our control, including the availability and capacity of natural gas gathering systems, pipelines, and other transportation and processing facilities owned by third parties.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices, and the increased competitiveness of alternative energy sources could reduce demand for oil and natural gas. Additionally, the increased competitiveness of alternative energy sources (such as electric vehicles, wind, solar, geothermal, tidal, fuel cells, and biofuels) could reduce demand for oil and natural gas and, therefore, our revenues.

The marketing of our production can also be affected by U.S. federal and state regulation of oil and natural gas production and transportation. The availability of markets for our production is beyond our control. If market factors dramatically change, the impact on our revenues could be substantial and could adversely affect our ability to produce and market mineral deposits.

If we have difficulty selling the oil and gas we produce, our profits may decline, and we may not be able to purchase other assets, or expand our operations.

A limited number of purchasers and operators currently generate a significant portion of our revenue and/or accounts receivable, and we may not have contracts or agreements directly with all such operators.

A significant portion of our consolidated revenue is generated from product sales for the delivery of commodities that we extract and deliver to purchasers, and we currently deliver to a limited number of purchasers. For example, for the six months ended June 30, 2025 and 2024 and for the year ended December 31, 2024, one purchaser of our commodities made up 47%, 7% and 21% of our consolidated revenue, respectively. While we do not believe that the loss of any one purchaser would have a material impact on our revenue, to the extent there is a delay in transferring our commodity sales or entering into purchase contracts with another, new or replacement purchaser, there could be a delay in product sales or an adverse impact on our revenue during the respective period. A large portion of our current mineral rights and lease holdings are serviced by a limited number of third-party E&P operators and, as a result, we generate a significant portion of our revenue and accounts receivable from a limited number of third-party E&P operators. For the six months ended June 30, 2025, eleven third-party E&P operators made up 18% of our consolidated revenue, as compared to eight third-party E&P operators that made up 38% of our consolidated revenue for the six months ended June 30, 2024. For the year ended December 31, 2024, one third-party E&P operator made up 21% of our consolidated revenue, as compared to one third-party E&P operator that made up 11% of our consolidated revenue for the year ended December 31, 2023, and four third-party E&P operators that made up 16%, 16%, 15%, and 14% of our consolidated revenue for the year ended December 31, 2022. Similarly, as of December 31, 2024, we had concentrations in accounts receivable of 17%, 15%, and 13% with three third-party E&P operators, as compared to 26% and 14% with two third-party E&P operators as of December 31, 2023, and 34% and 10% with two third-party E&P operators as of December 31, 2022. A significant portion of our revenue and accounts receivable are generally derived from our diverse holdings of mineral rights and lease holdings and are generally not generated pursuant to agreements directly between us and the operators of the properties underlying our mineral rights and lease holdings. These interests generate revenue from the sale of crude oil and natural gas, which is paid monthly to us by various third-party oil and gas operators once any extracted crude oil and natural gas is delivered by such operators to purchasers. Those purchasers remit payment for production to the operators of the wells pursuant to sales agreements entered into among the purchasers and such operators, and the operators, in turn, remit payment to the owners in accordance with their ownership percentage in each well (or unit of wells).

As is typical in the oil and gas industry, the third-party oil and gas operators generally remit payment to the interest owners pursuant to statute or orders from the oil and gas commission of the state in which the particular well (or unit of wells) is located. For example, the majority interest holders of a unit would petition to appoint a particular operator from the oil and gas commission of the state in which the unit is located (e.g., the Wyoming Oil and Gas Commission, North Dakota Industrial Commission, Texas Railroad Commission (the “Texas RRC”), Montana Board of Oil and Gas Conservation, and Utah Division of Oil, Gas and Mining, among others). If the request is granted by the commission, the operator would become the designated operator for the unit and would be required to remit payments to the interest holders of the unit pursuant to permits or pooling orders from such commission. While our revenue and accounts receivable relating to our mineral rights and lease holdings are derived from a significant number of different units that are subject to different leases and pooling orders from various state oil and gas commissions, the incapacity or loss of one of the operators that generate a significant portion of our revenue and accounts receivable could negatively impact our revenue and accounts receivable and could result in a reduction or delay in revenue generated from the related mineral rights and lease holdings while a replacement operator is selected and designated. Further, although typical in the oil and gas industry, as we do not always have contracts or agreements directly with these operators, we do not always determine or control the rights, payments, discounts, or other terms related to leases or the extraction and sale of assets from the properties underlying our mineral rights and lease holdings.

Our development of successful operations relies extensively on our direct operations, through PhoenixOp and various third-party E&P operators, which could have a material adverse effect on our results of operations.

A significant portion of our assets consist of mineral and royalty interests. We utilize and will continue to utilize third-party E&P operators to perform the drilling and extraction operations on our assets to extract the natural resources we rely on to generate revenue. The success of our business operations depends on the timing of drilling activities and success of our direct operations and third-party E&P operators. If we or our third-party E&P operators are not successful in the development, exploitation, production, and exploration activities relating to our ownership interests, or are unable or unwilling to perform, our financial condition and results of operation would be materially adversely affected.

With respect to our investments in which we have a non-operated working interest, third-party E&P operators will make decisions in connection with their operations, which may not be in our best interests. We may have no ability to exercise influence over the operational decisions of our third-party E&P operators, including the setting of capital expenditure budgets and drilling locations and schedules. Dependence on our third-party E&P operators could prevent us from realizing target returns for those locations. The success and timing of development activities by our operators will depend on several factors that are largely outside of our control, including: the capital costs required for drilling activities by our third-party E&P operators, which could be significantly more than anticipated; the ability of our operators to access capital; prevailing mineral prices and other factors generally affecting the industry operating environment; the timing of capital expenditures; their expertise and financial resources; approval of other participants in drilling wells; selection of drilling technology; the availability of storage for hydrocarbons; and the rate of production of reserves, if any.

Furthermore, our E&P operators, including PhoenixOp, are dependent on various supplies and equipment, as well as qualified personnel, to carry out our extraction operations. Any shortage, unavailability, or increase in the cost of such supplies, personnel, equipment, and parts could have a material adverse effect on their ability to carry out operations and therefore limit or increase the cost of production and, ultimately, our profitability.

The challenges and risks faced by our third-party E&P operators and contractors may be similar to or greater than our own, including with respect to their ability to service their debt, remain in compliance with their debt instruments, and, if necessary, access additional capital. Commodity prices and/or other conditions have in the past caused, and may in the future cause, mineral operators to file for bankruptcy. The insolvency of third-party E&P operators or contractors of any of our properties, their failure to adequately perform, or their breach of applicable agreements could reduce our production and revenue or result in our liability to governmental authorities for compliance with environmental, safety, and other regulatory requirements or to such operators’ suppliers and vendors. Finally, with regards to any third-party E&P operator, they may have the right, if another non-operator fails to pay its share of costs because of its insolvency or otherwise, to require us to pay its proportionate share of the defaulting party’s share of costs.

We rely on our third-party E&P operators, third parties, and government databases for information regarding our assets and, to the extent that information is incorrect, incomplete, or lost, our financial and operational information and projections may be incorrect.

As an owner of mineral and royalty interests, we rely on the third-party E&P operators of our properties to notify us and state regulators of information regarding production on our properties in a timely and complete manner, as well as the accuracy of information obtained from third parties and government databases. We use this information in conjunction with our specialized software to evaluate operations and cash flows, as well as to predict expected production and possible future locations. To the extent we do not timely receive this information or the information is incomplete or incorrect, our financial and operational information may be incorrect and our ability to project potential growth may be materially adversely affected. Furthermore, to the extent we have to update any publicly disclosed results or projections made in reliance on this incorrect or incomplete information, investors could lose confidence in our reported financial information. If any of such third-parties’ databases or systems were to fail for any reason, including as a result of a cyber-attack, possible consequences include loss of communication links and inability to automatically process commercial transactions or engage in similar automated or computerized business activities. Any of the foregoing consequences could materially adversely affect our business.

Our estimated mineral reserves quantities and future production rates are based on many assumptions that may prove to be inaccurate and they have not been verified by an independent third-party reserve engineering report. Any material inaccuracies in the reserves estimates or the underlying assumptions will materially affect the quantities and present value of our reserves.

It is not possible to measure underground accumulation of crude oil, natural gas, or NGL in an exact way. Numerous uncertainties are inherent in estimating quantities of mineral reserves. The process of estimating mineral reserves is complex, requiring significant expertise, decisions, and assumptions in the evaluation of available geological, engineering, and economic data for each reservoir, including assumptions regarding future natural gas and oil prices, subsurface characterization, production levels, and operating and development costs. For example, our estimates of our reserves are based on the unweighted first-day-of-the-month arithmetic average commodity prices over the prior 12 months in accordance with SEC guidelines. Future prices received for production and costs may vary, perhaps significantly, from the prices and costs assumed for purposes of those estimates. Sustained lower prices will cause the 12-month unweighted arithmetic average of the first-day-of-the-month price for each of the 12 months preceding to decrease over time as the lower prices are reflected in the average price, which may result in the estimated quantities and present values of our reserves being reduced. To the extent that prices become depressed or decline materially from current levels, such conditions could render uneconomic a portion of our proved and probable reserves, and we may be required to write down our proved and probable reserves.

Additionally, we do not have an independent third-party reserve engineering report that verifies our estimates of mineral reserves quantities. We rely on our own internal team to estimate our mineral reserves, only employing third parties in limited capacities to assess the reasonableness and appropriateness of our approach and methodology to estimate our reserves. Lack of an independent third-party reserve engineering report means there is no independent complete analysis of the accuracy of mineral reserve estimates and their present value.

Furthermore, SEC rules require that, subject to limited exceptions, proved and probable undeveloped reserves may only be recorded if they relate to wells scheduled to be drilled within five years after the date of booking. This rule may limit our potential to record additional proved and probable undeveloped reserves as we pursue our drilling program through PhoenixOp. To the extent that prices become depressed or decline materially from current levels, such condition could render uneconomic a number of our identified drilling locations, and we may be required to write down our proved and probable undeveloped reserves if we do not drill those wells within the required five-year time frame or choose not to develop those wells at all.

As a result, estimated quantities of reserves and projections of future production rates and the timing of development expenditures may prove to be inaccurate. Over time, we may make material changes to our reserves estimates. Any significant variance in our assumptions and actual results could greatly affect our estimates of reserves, the economically recoverable quantities of minerals attributable to any particular group of properties, the classifications of reserves based on risk of non-recovery, and estimates of future net cash flows.

In addition, estimates of probable reserves, and the future cash flows related to such estimates, are inherently imprecise and are more uncertain than estimates of proved reserves, and the future cash flows related to such estimates, but have not been adjusted for risk due to that uncertainty. Because of such uncertainty, estimates of probable reserves, and the future cash flows related to such estimates, may not be comparable to estimates of proved reserves, and the future cash flows related to such estimates, and should not be summed arithmetically with estimates of proved reserves and the future cash flows related to such estimates. When producing an estimate of the amount of minerals that are recoverable from a particular reservoir, an estimated quantity of probable reserves is an estimate of those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. Estimates of probable reserves are also continually subject to revisions based on production history, results of additional exploration, and development, price changes, and other factors. When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir. Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves. See “Business—Our Oil and Natural Gas Properties—Evaluation and Review of Estimated Proved and Probable Reserves.”

The development of our estimated proved and probable undeveloped reserves may take longer and may require higher levels of capital expenditures than we currently anticipate.

Recovery of proved and probable undeveloped reserves requires significant capital expenditures and successful drilling operations. As of June 30, 2025, approximately 52.7% of our total estimated proved reserves and 100% of our total estimated probable reserves were undeveloped. Furthermore, as of June 30, 2025, we had 157.0 million Boe in total estimated probable undeveloped reserves, which is approximately 1.9 times our total proved reserves. Our reserves estimates assume that substantial capital expenditures will be made to develop non-producing reserves. As of December 31, 2024, we estimate that we will need to make approximately $749.3 million and $3,224.8 million in capital expenditures to develop all our proved and probable undeveloped reserves, respectively. Estimates of capital expenditures are subject to fluctuations in oil and natural gas prices, equipment availability, labor markets, and other factors that we may not foresee or control. As such, we cannot be sure that the estimated costs attributable to our reserves are accurate.

We anticipate that over the next several years our cash flows from operations alone will not be sufficient to finance the development of our estimated proved and probable undeveloped reserves over that period. As a result, we expect that we will need to raise additional capital to develop our reserves. However, we cannot be certain that additional financing will be available to us on acceptable terms, or at all. See “—The acquisition and development of our properties, directly or through our third-party E&P operators, will require substantial capital, and we and our third-party E&P operators may be unable to obtain needed capital or financing on satisfactory terms or at all, including as a result of increases in the cost of capital resulting from Federal Reserve policies in the past few years and otherwise.” Additionally, sustained or further declines in commodity prices may require use to revise the future net revenues of our estimated proved and probable undeveloped reserves and may result in some projects becoming uneconomical. Further, our drilling efforts may be delayed or unsuccessful and actual reserves may prove to be less than current reserves estimates, which could have a material adverse effect on our financial condition, future cash flows, and results of operations.

The ability to develop our reserves is subject to a number of uncertainties, which could defer our drilling more than five years from the date undeveloped reserves were first assigned to a drilling location. Alternatively, our estimated reserves may not be ultimately developed or produced. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. If we choose not to spend the capital to develop these reserves, or if we are not otherwise able to successfully develop these reserves, we will be required to remove the associated volumes from our reported proved reserves. In addition, because undeveloped reserves may be booked only if they relate to wells scheduled to be drilled within five years of the date of booking, we may be required to remove any undeveloped reserves that are not developed within this five-year time frame or to reclassify the category of the applicable reserves. A removal or reclassification of reserves could reduce the quantity and present value of our natural gas and oil reserves, which would adversely affect our business and financial condition.

We may experience delays in the payment of royalties and be unable to replace third-party E&P operators that do not make required royalty payments, and we may not be able to terminate our leases with defaulting lessees if any of such third-party E&P operators on those leases declare bankruptcy.

We may experience delays in receiving royalty payments from our third-party E&P operators, including as a result of delayed division orders received by our third-party E&P operators. A failure on the part of our third-party E&P operators to make royalty payments typically gives us the right to terminate the lease, repossess the property, and enforce payment obligations under the lease. If we repossessed any of our properties, we would seek a replacement E&P operator. However, we might not be able to find a replacement E&P operator and, if we did, we might not be able to enter into a new lease on favorable terms within a reasonable period of time. In addition, the outgoing third-party E&P operator could be subject to a proceeding under Title 11 of the United States Code (the “Bankruptcy Code”), in which case our right to enforce or terminate the lease for any defaults, including non-payment, may be substantially delayed or otherwise impaired. In general, in a proceeding under the

Bankruptcy Code, the bankrupt third-party E&P operator would have a substantial period of time to decide whether to ultimately reject or assume the lease, which could prevent the execution of a new lease or the assignment of the existing lease to another E&P operator. For example, certain of our third-party E&P operators historically have undergone restructurings under the Bankruptcy Code and any future restructurings of our third-party E&P operators may impact their future operations and ability to make royalty payments to us. If the third-party E&P operator rejected the lease, our ability to collect amounts owed would be substantially delayed, and our ultimate recovery may be only a fraction of the amount owed or nothing. In addition, if we are able to enter into a new lease with a new E&P operator, the replacement E&P operator may not achieve the same levels of production or sell oil or natural gas at the same price as the third-party E&P operator we replaced.

Our PV-10 will not necessarily be the same as the current market value of our estimated proved reserves.

You should not assume that our PV-10 is the current market value of our estimated proved reserves. We currently base the estimated discounted future net revenues from our proved reserves on the 12-month unweighted arithmetic average of the first-day-of-the-month price for the preceding 12 months. Actual future net revenues from our reserves will be affected by factors such as:

•	actual prices we receive for natural gas and oil;

•	actual cost of development and production expenditures;

•	the amount and timing of actual production;

•	transportation and processing; and

•	changes in governmental regulations or taxation.

The timing of both our production and our incurrence of expenses in connection with the development and production of our properties will affect the timing and amount of actual future net revenues from proved reserves and, thus, their actual present value. In addition, the 10% discount factor we use when calculating discounted future net revenues may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with our business or the natural gas and oil industry in general. Actual future prices and costs may differ materially from those used in the present value estimate.

Estimated reserves do not represent or measure the fair value of the respective property or asset and we may sell or divest an asset for much less than the amount of estimated reserves.

Estimated proved reserves and estimated probable reserves do not represent or measure the fair value of the respective properties or the fair market value at which a property or properties could be sold. In the event of any such sale, proceeds to us may be significantly less than the value of the estimated reserves. The development of our estimated proved and probable undeveloped reserves may take longer and may require higher levels of capital expenditures than we currently anticipate. Estimates of probable reserves, and the future cash flows related to such estimates, are inherently imprecise and are more uncertain than estimates of proved reserves and the future cash flows related to such estimates but have not been adjusted for risk due to such uncertainty.

Our future success depends on our ability to replace reserves.

Because the rate of production from oil and natural gas properties generally declines as reserves are depleted, our future success depends upon our ability to economically find or acquire and produce additional oil and natural gas reserves. Except to the extent that we acquire additional properties containing proved reserves, conduct successful exploration and development activities, or, through engineering studies, identify additional behind-pipe zones or secondary recovery reserves, our proved reserves will decline as our reserves are produced. Future oil and natural gas production, therefore, is highly dependent upon our level of success in acquiring or finding additional reserves that are economically recoverable. We cannot assure you that we will be able to find or acquire and develop additional reserves at an acceptable cost. We may acquire significant amounts of unproved property to further our development efforts. Development and exploratory drilling and production activities are subject to many risks, including the risk that no commercially productive reservoirs will be discovered. We seek to acquire both proved and producing properties as well as undeveloped acreage that we believe will enhance growth potential and increase our earnings over time. However, we cannot assure you that all of these properties will contain economically viable reserves or that we will not abandon our initial investments. Additionally, we cannot assure you that unproved reserves or undeveloped acreage that we acquire will be profitably developed, that new wells drilled on our properties will be productive, or that we will recover all or any portion of our investments in our properties and reserves.

We rely on our software system to identify attractive assets with oil and gas reserves and there can be no assurance that we will be able to continue to scale this software or that such software will be accurate in identifying assets.

We have built and operated our software system on a relatively limited scale. While we believe that our development and testing to date has proven the concept of our software, there can be no assurance that, as we commence larger-scale operations, we will not incur unexpected costs or hurdles that might restrict the desired scale of our intended operations or negatively impact our business prospects, financial condition, and results of operation. In addition, due to the limited and changing scale of use, there can be no assurance that the software will be accurate on an ongoing or continuous basis. If our software is unable to scale or to adopt to the changing nature of our operations, or is inaccurate, our ability to successfully invest in commercially viable mineral deposits and PhoenixOp’s ability to successfully extract minerals from assets transferred to it by us could be significantly impacted and our business and operating results may suffer.

We may be unable to realize all of the anticipated benefits from our acquisitions or successfully integrate future acquisitions of mineral rights into our business.

Our ability to achieve the anticipated benefits of our completed and future acquisitions of mineral rights will depend in part upon whether we can integrate the acquired assets into our existing business in an efficient and effective manner. We may not be able to accomplish this integration process successfully. The successful acquisition of producing properties requires an assessment of several factors, including:

•	recoverable reserves;

•	future oil and natural gas prices and their appropriate differentials;

•	availability and cost of transportation of production to markets;

•	availability and cost of drilling equipment and of skilled personnel for our third-party operators;

•	development and operating costs of PhoenixOp and our third-party E&P operators, including potential environmental and other liabilities; and

•	regulatory, permitting, and similar matters.

The accuracy of these assessments is inherently uncertain, and we may not be able to identify attractive acquisition opportunities. In connection with these assessments, in conjunction with the use of our specialized software, we perform a review of the subject properties that we believe to be generally consistent with industry practices, given the nature of our interests. Our review will not reveal all existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of such problems. Even if we identify attractive acquisition opportunities, we may not be able to complete the acquisition or do so on commercially acceptable terms. We depend on acquisitions to grow our reserves, production, and cash flows.

There is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Additionally, acquisition opportunities vary over time. Our ability to complete acquisitions is dependent upon, among other things, our ability to obtain the necessary financing and, in some cases, regulatory approvals. Further, these acquisitions may be in geographic regions in which we do not currently hold assets, which could result in unforeseen difficulties. In addition, if we acquire interests in new geographic regions, we may be subject to additional and unfamiliar legal and regulatory requirements. Moreover, the success of any completed acquisition will depend on our ability to effectively integrate the acquired business into our existing business. The process of integrating acquired businesses may involve unforeseen difficulties, including delays, and may require a disproportionate amount of our managerial and financial resources.

No assurance can be given that we will be able to identify suitable acquisition opportunities, negotiate acceptable terms, obtain financing for acquisitions on acceptable terms, or successfully acquire identified targets. Our failure to successfully integrate the acquired assets into our existing operations, achieve cost savings, or minimize any unforeseen difficulties could materially and adversely affect our financial condition, results of operations, and cash flows. The inability to effectively manage these acquisitions could reduce our focus on subsequent acquisitions and current operations, which, in turn, could negatively impact our growth, results of operations, and cash flows.

Our E&P operators’ identified potential drilling locations, which are scheduled out over many years, are susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

Proved and probable undeveloped drilling locations represent a significant part of our growth strategy. However, we do not fully control the development of these locations that we do not directly operate. The ability of our E&P operators to drill and develop identified potential drilling locations depends on a number of uncertainties, including the availability of capital, construction of and limitations on access to infrastructure, the generation of additional seismic or geological information, seasonal conditions and inclement weather, regulatory changes and approvals, oil and gas prices, costs, negotiation of agreements with third parties, drilling results, lease expirations, and the availability of water. Further, our E&P operators’ identified potential drilling locations are in various stages of evaluation, ranging from locations that are ready to drill to locations that will require substantial additional interpretation. The use of technologies and the study of producing fields in the same area will not enable our E&P operators, or us, to know conclusively prior to drilling whether mineral reserves will be present or, if present, whether such resources will be present in sufficient quantities to be economically viable. Even if sufficient amounts of such resources exist, our E&P operators may damage the potentially productive hydrocarbon-bearing formation or experience mechanical difficulties while drilling or completing the well, possibly resulting in a reduction in production from the well or abandonment of the well. If our E&P operators drill additional wells that they identify as dry holes in current and future drilling locations, their drilling success rate may decline and materially harm their business and ours.

There is no guarantee that the conclusions our E&P operators draw from available data from the wells on our acreage, more fully explored locations, or producing fields will be applicable to their drilling locations. Further, initial production rates reported by our or other E&P operators in the areas in which our reserves are located may not be indicative of future or long-term production rates. Additionally, actual production from wells may be less than expected. For example, several third-party E&P operators have previously announced that newer wells drilled close in proximity to already producing wells have produced less oil and gas than forecast. Because of these uncertainties, we do not know if the potential drilling locations identified will ever be drilled or if our third-party E&P operators will be able to produce oil and/or gas from these or any other potential drilling locations. As such, the actual drilling activities of our E&P operators may materially differ from those presently identified, which could adversely affect our business, results of operations, and cash flows.

Finally, the potential drilling locations we have identified are based on the geologic and other data available to us and our interpretation of such data through our specialized software. As a result, our third-party E&P operators may have reached different conclusions about the potential drilling locations on our properties, and our third-party E&P operators control the ultimate decision as to where and when a well is drilled.

Acreage must be drilled before lease expiration, generally within three to five years, in order to hold the acreage by production. Our E&P operators’ failure to drill sufficient wells to hold acreage may result in the deferral of prospective drilling opportunities.

Leases on crude oil and natural gas properties typically have a term of three to five years, after which they expire unless, prior to expiration, production is established within the spacing units covering the undeveloped acres. In addition, even if production or drilling is established during such primary term, if production or drilling ceases on the leased property, the lease typically terminates, subject to certain exceptions.

Any reduction in our E&P operators’ drilling programs, either through a reduction in capital expenditures or the unavailability of drilling rigs, could result in the expiration of existing leases. If the lease governing any of our mineral interests expires or terminates, all mineral rights revert back to us, and we will have to seek new lessees to explore and develop such mineral interests.

We have limited control over the activities on properties that we do not operate.

Some of the properties in which we have an interest are operated by other companies and involve third-party working interest owners. As a result, we have limited ability to influence or control the operation or future development of such properties, including compliance with environmental, safety, and other regulations, or the amount of capital expenditures that we will be required to fund with respect to such properties. Moreover, we are dependent on the other working interest owners of such projects to fund their contractual share of the capital expenditures of such projects. In addition, a third-party E&P operator could decide to shut-in or curtail production from wells, or plug and abandon marginal wells, on properties owned by that operator during periods of decreases in oil and gas prices. These limitations and our dependence on the third-party E&P operators and third-party working interest owners for these projects could cause us to incur unexpected future costs, lower production, and materially and adversely affect our financial condition, results of operations, and cash flows.

We have completed numerous acquisitions of mineral and royalty interests for which separate financial information is not required or provided.

We have completed numerous acquisitions of mineral and royalty interests that are not “significant” under Rule 3-05 of Regulation S-X (“Rule 3-05”). Therefore, we are not required to, and have elected not to, provide separate historical financial information in our public filings relating to those acquisitions. While these acquisitions are not individually or collectively significant for purposes of Rule 3-05, they have or will have an impact on our financial results and their aggregated effect on our business and results of operations may be material.

The substantial majority of the wells in which we have a mineral or royalty interest and all the wells we directly operate are located in the Williston Basin, making us vulnerable to risks associated with concentration of our assets in a limited geographic area.

The substantial majority of the wells in which we have a mineral or royalty interest and all the wells we directly operate are geographically concentrated in the Williston Basin. As a result, we may be disproportionately exposed to various factors, including, among others:

•	the impact of regional supply and demand factors;

•	delays or interruptions of production from wells in such areas caused by governmental regulation, including changes to field wide rules;

•	processing or transportation capacity constraints;

•	market limitations;

•	availability of equipment and personnel;

•	water shortages or other drought-related conditions; or

•	interruption of the processing or transportation of natural gas.

This concentration in a limited geographic area also increases our exposure to changes in local laws and regulations, certain lease stipulations designed to protect wildlife, and unexpected events that may occur in the region, such as natural disasters, seismic events, industrial accidents, or labor difficulties. Any one of these factors has the potential to cause producing wells to be shut-in, delay operations, decrease cash flows, increase operating and capital costs, and prevent development of lease inventory before expirations. Any of the risks described above could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Cybersecurity attacks on our technological systems, or those of our third-party vendors, could significantly disrupt our business operations and subject us to liability.

Our business, like other companies in the oil and gas industry, has become increasingly dependent upon digital technologies. We utilize digital technologies to, among other things, process and record financial and operating data, communicate with our business partners, analyze mineral deposits information, and estimate quantities of mineral reserves. Strategic targets, such as energy-related assets, may be at greater risk of future terrorist or cyber-attacks than other targets in the United States. Deliberate attacks on, or security breaches in, our systems or infrastructure, the systems or infrastructure of third parties, or cloud-based applications could lead to corruption or loss of our proprietary data and potentially sensitive data, delays in production or delivery, difficulty in completing and settling transactions, challenges in maintaining our books and records, environmental damage, communication interruptions, other operational disruptions, and third-party liability.

There is no guarantee that our security measures will provide absolute security. We may not be able to anticipate, detect, or prevent cyberattacks, particularly because the methodologies used by attackers change frequently or may not be recognized until launched, and because attackers are increasingly using techniques designed to circumvent controls and avoid detection. We and our third-party service providers may therefore be vulnerable to security events that are beyond our control, and we may be the target of cyber-attacks, as well as physical attacks, which could result in the unauthorized access to our information systems or data, the data of our third-party E&P operators, and our employees, or significant disruption to our business. These attacks could adversely impact our business operations, our revenue and profits, our ability to comply with legal, contractual, and regulatory requirements, our reputation and goodwill, and could result in legal risk, enforcement actions, and litigation. As cyberattacks continue to evolve, we may be required to expend significant additional resources to respond to cyberattacks, to continue to modify or enhance our protective measures, or to investigate and remediate any information systems and related infrastructure security vulnerabilities. Additionally, the continuing and evolving threat of cybersecurity attacks has resulted in evolving legal and compliance matters, including increased regulatory focus on prevention, which could require us to expend significant additional resources to meet such requirements.

Security incidents can also occur as a result of non-technical issues, such as physical theft. More recently, advancements in artificial intelligence (“AI”) may pose serious risks for many of the traditional tools used to identify individuals, including voice recognition (whether by machine or the human ear), facial recognition, or screening questions to confirm identities. In addition, generative AI systems may also be used by malicious actors to create more sophisticated cyberattacks (i.e., more realistic phishing or other attacks). The advancements in AI could lead to an increase in the frequency of identity fraud or cyberattacks (whether successful or unsuccessful), which could cause us or our third-party E&P operators to incur increasing costs, including costs associated with additional personnel, protection technologies and policies and procedures, and third-party experts and consultants. If any of these security breaches were to occur, we could suffer disruptions to our operations and other aspects of our business.

Our inability to retain or obtain key personnel could directly affect our efficiency and profitability.

Our future success depends on retaining the services of our planned management team. Our executive officers possess a unique and comprehensive knowledge of our industry and related matters that are vital to our success within the industry. The knowledge, leadership, and technical expertise of these individuals would be difficult to replace. The loss of one or more of our officers could have a material adverse effect on our operating and financial performance, including our ability to develop and execute our long-term business strategy.

We may incur losses as a result of title defects in the properties that we acquire.

It is our practice in acquiring oil and natural gas leases or interests not to incur the expense of retaining lawyers to examine the title to the mineral interest at the time of acquisition. Rather, we rely upon the judgment of lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before attempting to acquire a lease or other interest in a specific mineral interest. The existence of a material title deficiency can render a lease or other interest worthless and can adversely affect our results of operations and financial condition. The failure of title on a lease, in a unit, or in any other mineral interest may not be discovered until after a well is drilled, in which case we may lose the lease and the right to produce all or a portion of the minerals under the property.

If the third-party E&P operators of our properties suspend our right to receive royalty payments due to title or other issues, our business, financial condition, results of operations, and cash flows may be adversely affected.

We depend in part on acquisitions to grow our reserves, production, and cash generated from operations. In connection with these acquisitions, record title to mineral and royalty interests are conveyed to us by asset assignment, and we become the record owner of these interests. Upon such a change in ownership of mineral interests, and at regular intervals pursuant to routine audit procedures at each of our third-party E&P operators at its discretion, the third-party E&P operator of the underlying property has the right to investigate and verify the title and ownership of mineral and royalty interests with respect to the properties it operates. If any title or ownership issues are not resolved to its reasonable satisfaction in accordance with customary industry standards, the third-party E&P operator may suspend payment of the related royalty. If a third-party E&P operator of our properties is not satisfied with the documentation we provide to validate our ownership, such third-party E&P operator may suspend our royalty or mineral interest right payment until such issues are resolved, at which time we would receive in full payments that would have been made during the suspension, without interest. Certain of our third-party E&P operators impose significant documentation requirements for title transfer and may suspend royalty payments for significant periods of time. During the time that a third-party E&P operator puts our assets in pay suspense, we would not receive the applicable mineral or royalty payment owed to us from sales of the underlying oil or natural gas related to such mineral or royalty interest. Placement of a significant amount of our royalty interests in suspense may have a material advance effect on our business and results of operations.

Our decommissioning costs are unknown and may be substantial and may force us to divert resources from our other operations.

We may become responsible for costs associated with abandoning and reclaiming wells, facilities, and pipelines (“decommissioning costs”) we use for production of oil, natural gas, and NGL reserves. We accrue a liability for decommissioning costs associated with our wells but have not established any cash reserve account for these potential costs in respect of any of our properties. If decommissioning is required before economic depletion of our properties or if our estimates of the costs of decommissioning exceed the value of the reserves remaining at any particular time to cover such decommissioning costs, we may have to draw on funds from other sources to satisfy such costs. The use of other funds to satisfy such decommissioning costs could impair our ability to focus capital investment in other areas of our business.

Limitation or restrictions on our ability to obtain water for our direct drilling and hydraulic fracturing processes may have an adverse effect on our operating results.

Water is an essential component of shale oil and natural gas development during both the drilling and hydraulic fracturing processes. Our access to water to be used in these processes may be adversely affected due to reasons such as periods of extended drought, private, third-party competition for water in localized areas, or the implementation of local or state governmental programs to monitor or restrict the beneficial use of water subject to their jurisdiction for hydraulic fracturing to assure adequate local water supplies. In addition, treatment and disposal of water is becoming more highly regulated and restricted. Thus, our costs for obtaining and disposing of water could increase significantly. In addition, the use, treatment, and disposal of water has become a focus of certain investors and other stakeholders who may seek to engage with us on this and other environmental matters, which may result in activism, negative reputational impacts, increased costs, or other adverse effects on our business, results of operations, and financial condition. The inability to locate or contractually acquire and sustain the receipt of sufficient amounts of water could adversely impact operations of our E&P operators and have a corresponding adverse effect on our business, results of operations, and financial condition.

Weather conditions, which could become more frequent or severe due to climate change, could adversely affect our ability to conduct drilling, completion, and production activities in the areas where we operate.

Exploration and development activities and equipment of PhoenixOp and our third-party operators operating on our lands can be adversely affected by severe weather, such as well freeze-offs, which may cause a loss of production from temporary cessation of activity or lost or damaged equipment. Our and our third-party operators’ planning for normal climatic variation, insurance programs, and emergency recovery plans may inadequately mitigate the effects of such weather conditions, and not all such effects can be predicted, eliminated, or insured against. In addition, demand for oil and gas are, to a degree, dependent on weather and climate, which impact the price we receive for the commodities we produce. These constraints could delay or temporarily halt our operations and materially increase our operating and capital costs, which could have a material adverse effect on our business, financial condition, and results of operations.

Our hedging activities could result in financial losses and reduce earnings.

To achieve a more predictable cash flow and to reduce our exposure to adverse fluctuations in the prices of oil and natural gas, we currently have entered, and may in the future enter, into derivative contracts for a portion of our future oil and natural gas production, including fixed price swaps, collars, and basis swaps. We have not designated and do not plan to designate any of our derivative contracts as hedges for accounting purposes and, as a result, record all derivative contracts on our balance sheet at fair value with changes in fair value recognized in current period earnings. Accordingly, our earnings may fluctuate significantly as a result of changes in the fair value of our derivative contracts. Derivative contracts also expose us to the risk of financial loss in some circumstances, including when:

•	production is less than expected;

•	the counterparty to the derivative contract defaults on its contract obligation; or

•	the actual differential between the underlying price in the derivative contract or actual prices received are materially different from those expected.

In addition, these types of derivative contracts can limit the benefit we would receive from increases in the prices for oil and natural gas.

Risks Related to Legal, Regulatory, and Environmental Matters

We are subject to significant governmental regulations, and governmental authorities can delay or deny permits and approvals or change legal requirements governing our operations, which could restrict our operations, increase costs of conducting our business, and delay our implementation of, or cause us to change, our business strategy.

The current and future operations of our business and that of the third-party E&P operators on our land are and will be governed by complex and stringent federal, state, local, and other laws and regulations, including:

•	laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, transportation, marketing, and sales;

•	laws and regulations related to exports, taxes, and fees;

•	labor standards and regulations related to occupational health and mine safety;

•

environmental laws and regulations related to air emissions, waste disposal, remediation of contaminated sites, water and wastewater discharges, management and exposure to hazardous substances, land use, and protection of natural resources; and

•	other matters.

Federal, state, and local agencies may assert overlapping authority to regulate in these areas. In addition, certain of these laws and regulations may apply retroactively and may impose strict or joint and several liability on us for events or conditions over which we and our predecessors had no control, without regard to fault, legality of the original activities, or ownership or control by third parties.

Companies engaged in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations, and permits. Costs of compliance may increase, and operational delays or restrictions may occur, as existing laws and regulations are revised or reinterpreted, or as new laws and regulations become applicable to our operations. Government authorities and other organizations continue to study health, safety, and environmental aspects of mineral operations, including those related to air, soil, and water quality, ground movement or seismicity, and natural resources. Government authorities have also adopted or proposed new or more stringent requirements for permitting, well construction, and public disclosure or environmental review of, or restrictions on, mineral operations. Such requirements or associated litigation could result in potentially significant added costs to comply, delay, or curtail our exploration, development, disposal, or production activities, and preclude us from carrying out our exploration program, which could have a material adverse effect on our expected production, other operations, and financial condition.

To operate in compliance with these laws and regulations, we and our third-party E&P operators must obtain and maintain permits, approvals, and certificates from federal, state, and local government authorities for a variety of activities. These permits are generally subject to protest, appeal, or litigation, which could in certain cases delay or halt projects, production of wells, and other operations. Failure to comply with laws and regulations, including obtaining and maintaining permits, approvals, and certificates, may result in enforcement actions, including the forfeiture of claims, or orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, the assessment of administrative, civil, and criminal fines and penalties and liability for noncompliance, costs of corrective action, cleanup or restoration, including capital expenditures, installation of additional equipment, or remedial actions, compensation for personal injury, property damage or other losses, and the imposition of injunctive or declaratory relief restricting or limiting our operations.

Our operations may also be adversely affected by seasonal or permanent restrictions on drilling activities designed to protect various wildlife. Such restrictions may limit our ability to operate in protected areas and can intensify competition for drilling rigs, oilfield equipment, services, supplies, and qualified personnel, which may lead to periodic shortages when drilling is allowed. Permanent restrictions imposed to protect threatened or endangered species or their habitat could prohibit drilling in certain areas or require the implementation of expensive mitigation measures.

The development and enactment of climate change legislation and regulation regarding emissions of greenhouse gases (“GHGs”) could adversely affect our operations, including the mineral industry and the demand for the oil and natural gas that we produce.

The energy industry is affected from time to time in varying degrees by political developments and a wide range of federal, tribal, state, and local statutes, rules, orders, and regulations that may, in turn, adversely affect the operations and costs of the companies engaged in the energy industry. Laws, regulations and existing policies related to climate change and to GHG emissions have been rapidly evolving and are increasingly difficult to predict, particularly in light of recent announcements and actions by the U.S. government to reconsider air-related regulations and policies.

For instance, in response to the U.S. Environmental Protection Agency (the “EPA”) endangerment finding on GHGs, the EPA has adopted regulations under existing provisions of the Clean Air Act of 1970 (as amended, the “CAA”) that, among other things, require preconstruction and operating permits for GHG emissions from certain large stationary sources that already emit conventional pollutants above a certain threshold. In addition, the EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified onshore and offshore oil and gas production sources in the United States on an annual basis, which may include operations on our properties. However, on June 11, 2025, EPA proposed a rule to repeal all GHG emissions standards for the power sector under the CAA and to repeal amendments to the 2024 Mercury and Air Toxics Standards.

Further, the Infrastructure Investment and Jobs Act and the Inflation Reduction Act of 2022 (the “IRA 2022”) includes billions of dollars in incentives for the development of renewable energy, clean hydrogen, clean fuels, electric vehicles, investments in advanced biofuels and supporting infrastructure, and carbon capture and sequestration. Additionally, the IRA 2022 includes a charge for methane emissions from specific types of facilities that emit 25,000 metric tons of carbon dioxide equivalent or more per year, and although the IRA 2022 generally provides for a conditional exemption under certain circumstances, the change applies to emissions that exceed an established emissions threshold for each type of covered facility. On November 12, 2024, the EPA finalized the methane emissions charge rule, implementing the IRA 2022. To the extent the methane emissions charge rule is implemented as originally promulgated, it could increase the operating costs of our E&P operators and adversely affect our business. On March 14, 2025, the Trump Administration signed legislation disapproving this rule, and therefore, the future of this rule remains unclear.

Additional GHG regulation could also result from the agreement crafted during the United Nations climate change conference in Paris, France, in December 2015 (the “Paris Agreement”). Under the Paris Agreement, the United States committed to reducing its GHG emissions by 26-28% by the year 2025 as compared with 2005 levels; however, in January 2025, President Trump issued an executive order directing the United States’ withdrawal from the Paris Agreement. As a result, the effect of the Paris Agreement on our business is uncertain. Moreover, in November 2021, at the U.N. Framework Convention on Climate Change 26th Conference of the Parties, the United States and the European Union advanced a Global Methane Pledge to reduce global methane emissions at least 30% from 2020 levels by 2030, which over 100 countries have signed. While Congress has from time to time considered legislation to reduce emissions of GHGs, comprehensive legislation aimed at reducing GHG emissions has not yet been adopted at the federal level.

New or existing laws and regulations relating to climate change, including, state cap-and-trade programs, may affect our business operations through imposing reporting obligations on, or limiting emissions of GHGs from, operators’ equipment and operations could require them to incur costs to reduce emissions of GHGs associated with their operations. In addition, substantial limitations on GHG emissions could adversely affect demand for the oil and gas produced from our properties. Restrictions on emissions of methane or carbon dioxide, such as restrictions on venting and flaring of natural gas, that may be imposed in various states, as well as state and local climate change initiatives, such as increased energy efficiency standards or mandates for renewable energy sources, could adversely affect the oil and gas industry, and, at this time, it is not possible to accurately estimate how potential future laws or regulations addressing GHG emissions would impact oil and gas assets.

Our business and results of operations are subject to physical risks associated with climate change.

Changes in climate have caused, and are expected to continue to cause, among other things, increasing mean annual temperatures, rising sea levels and changes to meteorological and hydrological patterns, as well as impacts to the frequency and intensity of wildfires, freezes, floods, drought, hurricanes, other storms and severe weather-related events and natural disasters. These changes have and could continue to significantly impact our future results of operations and may have a material adverse effect on our business, financial condition and results of operations. Accordingly, a natural disaster has the potential to disrupt our and our third-party E&P operators’ businesses and may cause us to experience work stoppages, project delays, financial losses and additional costs to resume operations, including increased insurance costs or loss of coverage, legal liability and reputational losses, and we expect that increasing physical climate-related impacts may result in further changes to the cost or availability of insurance in the future.

Our and our third-party E&P operators are subject to complex federal, state and other environmental, health and safety laws and regulations that could adversely affect the cost, manner or feasibility of conducting our operations or expose us and our third-party E&P operators to significant liabilities.

Our operations, through PhoenixOp and our third-party E&P operators, are subject to a complex and rapidly evolving set of federal, state, local and international environmental, health and safety laws and regulations. These laws govern the generation, use, storage, release, management and disposal of, or exposure to, hazardous materials and wastes, the remediation of contaminated sites, fuel storage, wastewater and stormwater discharges, air emissions, the protection of natural resources (such as protected wetlands or threatened and endangered species and their habitat) and occupational health and safety. These laws, rules and regulations may require us to obtain and maintain regulatory licenses, permits and other approvals, comply with the requirements of such licenses, permits and other approvals and perform environmental impact studies prior to commencing new projects or making changes to existing projects.

We, through PhoenixOp and our third-party E&P operators, perform work involving hazards and operating risks associated with drilling for and production of crude oil, natural gas, and NGL, including the risk of fire, explosions, blowouts, surface cratering, uncontrollable flows of crude oil, natural gas, NGL, and formation water, pipe or pipeline failures, abnormally pressured formations, casing collapses, and environmental hazards, such as crude oil and NGL spills, natural gas leaks and ruptures, or discharges of toxic gases.

In addition, their operations are subject to risks associated with hydraulic fracturing. These risks include any mishandling, surface spillage, or potential underground migration of fracturing fluids, including chemical additives. The occurrence of any of these events could result in substantial losses to us or our third-party E&P operators due to injury or loss of life, severe damage to or destruction of property, natural resources, and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigations and penalties, suspension of operations, and repairs required to resume operations, which in turn could have a material adverse effect on our financial condition, results of operations, and cash flows.

The exploration and possible future development phases of our business and the business of our third-party E&P operators are and will be subject to federal, state, and local environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage, and disposal of solid and hazardous waste. New environmental legislation may impose stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental regulatory scrutiny, and a heightened degree of responsibility for companies and their officers, directors, and employees. Potential changes in environmental regulations, if any, may adversely affect our operations and the operations of the third-party E&P operators on our land. If we fail to comply with any of the applicable environmental laws, regulations, or permit requirements, we could face regulatory or judicial sanctions. Penalties imposed by either the courts or administrative bodies could delay or stop our operations or the operations of the third-party E&P operators on our land or require considerable capital expenditures. Furthermore, certain groups opposed to exploration and mining may attempt to interfere with our operations through the legal or regulatory process or by engaging in disruptive protest activities.

Unknown environmental hazards, potentially caused by previous or existing owners or operators, may exist on properties in which we hold an interest. Our properties could be located on or near an ongoing environmental cleanup site, which may result in unexpected liabilities, with total costs that are difficult to predict.

The Comprehensive Environmental, Response, Compensation and Liability Act (“CERCLA”) and comparable state statutes impose strict joint and several liability on current and former owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites. It is not uncommon for the government to file claims requiring cleanup actions, demands for reimbursement for government-incurred cleanup costs, or natural resource damages, or for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. The Federal Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes govern the disposal of solid waste and hazardous waste and authorize the imposition of substantial fines and penalties for noncompliance, as well as requirements for corrective actions. CERCLA, RCRA, and comparable state statutes can impose liability for clean-up costs of sites and disposal of substances found on exploration, mining, and processing sites long after activities on such sites have been completed.

The CAA restricts the emission of air pollutants from many sources, including mining and processing activities. The mining operations conducted by third parties on our land may produce air emissions, including fugitive dust and other air pollutants from stationary equipment, storage facilities, and the use of mobile sources such as trucks and heavy construction equipment, which are subject to review, monitoring, and/or control requirements under the CAA and state air quality laws. In undeveloped properties, third-party operators may be required to obtain permits before work can begin, and, in properties with existing facilities, our operators may need to incur capital costs in order to remain in compliance. In addition, permitting rules may impose limitations on their production levels or result in additional capital expenditures to comply with the rules.

The National Environmental Policy Act requires federal agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions, including issuance of permits to mining facilities, and assessing alternatives to those actions. If a proposed action could significantly affect the environment, the agency must prepare a detailed statement known as an Environmental Impact Statement (“EIS”). The EPA, other federal agencies, and any interested third parties will review and comment on the scoping of the EIS and the adequacy of and findings set forth in the draft and final EIS. This process can cause delays in issuance of required permits or result in changes to a project to mitigate its potential environmental impacts, which can in turn adversely impact the economic feasibility of a proposed project.

The Clean Water Act (the “CWA”) and comparable state statutes impose restrictions and controls on the discharge of pollutants into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA regulates storm water mining facilities and requires a storm water discharge permit for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from its operations. The CWA and regulations implemented thereunder also prohibit discharges of dredged and fill material in wetlands and other waters of the United States unless authorized by an appropriately issued permit. The CWA and comparable state statutes provide for civil, criminal, and administrative penalties for unauthorized discharges of pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.

The Safe Drinking Water Act (the “SDWA”) and the Underground Injection Control (the “UIC”) program promulgated thereunder regulate the drilling and operation of subsurface injection wells. The EPA directly administers the UIC program in some states and in others the responsibility for the program has been delegated to the state. The program requires that a permit be obtained before drilling a disposal or injection well. Violation of these regulations and/or contamination of groundwater by mining-related activities may result in fines, penalties, and remediation costs, among other sanctions and liabilities under the SDWA and state laws. In addition, third-party claims may be filed by neighboring landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.

There can be no assurance that our defense of such claims will be successful. A successful claim against us or any of the third parties we contract with could have an adverse effect on our business prospects, financial condition, and results of operation.

We or our third-party E&P operators could be subject to environmental lawsuits.

The oil and natural gas industry involves various operational hazards and risks, such as well blowouts, pipe failures, casing collapse, explosions, uncontrollable flows of oil, natural gas, or well fluids, fires, spills, pollution, releases of toxic gas, and other environmental threats. These hazards could result in substantial losses from, among other things, injury or loss of life, severe damage to or destruction of property, natural resources, and equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigation and penalties, and suspension of operations. In addition, we may be held liable for environmental damages caused by previous owners or operators of property we have acquired. Environmental hazards and damages may extend beyond our land, prompting neighboring landowners and other third parties to file claims under environmental statutes and common law for personal injury and property damage allegedly resulting from the release of hazardous substances or other waste material into the environment on or near our properties. There can be no guarantee that our defense of such claims will be successful. A successful claim against us or any of the third parties we contract with to conduct operations on our land could have an adverse effect on our business prospects, financial condition, and results of operation.

We do not currently own any registered intellectual property rights relating to our software system and may be subject to competitors developing the same technology.

As of the date of this Offering Circular, we do not own any registered intellectual property rights for our software system used in our mineral rights discovery, grading and estimates, and acquisition. We rely on trade secret laws to protect our software. There can be no assurance that these protections will be available in all cases or will be adequate to prevent third parties from copying, reverse engineering, or otherwise obtaining and using our software. We substantially rely on this software to identify profitable assets ahead of our competitors. If an existing competitor or anyone else replicates our software, then we may be unable to successfully compete and may be unable to identify, acquire, and invest in attractive assets, which would have a material adverse effect on our business and our ability to repay any of our debts, including the obligations under the Notes and the Preferred Shares.

Third parties may initiate legal proceedings alleging that our use of our software system is infringing or otherwise violating their intellectual property rights, which could lead to costly disputes or disruptions.

Our commercial success depends in part on our ability to continue to develop and use our proprietary mineral exploration software system without infringing the intellectual property or proprietary rights of third parties. However, from time to time, we may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property. Intellectual property disputes can be costly to defend and may cause our business, operating results, and financial condition to suffer. As the applied science industry and investments in mineral rights in the United States expand, the risk increases that there may be patents issued to third parties that relate to our software of which we are not aware or that we must challenge to continue our operations as currently contemplated. Whether merited or not, we may face allegations that we or parties indemnified by us have infringed or otherwise violated the patents, trademarks, copyrights, or other intellectual property rights of third parties. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties. We may also face allegations that our employees have misappropriated the intellectual property or proprietary rights of their former employers or other third parties.

It may be necessary for us to initiate litigation to defend ourselves in order to determine the scope, enforceability, and validity of third-party intellectual property or proprietary rights, or to establish our respective rights. Regardless of whether claims that we are infringing patents or other intellectual property rights have merit, such claims can be time-consuming, can divert management’s attention and financial resources, and can be costly to evaluate and defend. Results of any such litigation are difficult to predict and may require us to stop commercializing or using our products or technology, obtain licenses, modify our solutions and technology while we develop non-infringing substitutes, incur substantial damages or settlement costs, or face a temporary or permanent injunction prohibiting us from marketing or providing the affected products and solutions. If we require a third-party license, it may not be available on reasonable terms or at all, and we may have to pay substantial royalties or upfront fees or grant cross-licenses to intellectual property rights for the use of our software. We may also have to redesign our software so it does not infringe third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time, during which our technology may not be available for use. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual obligations. If we cannot or do not obtain a third-party license to the infringed technology, license the technology on reasonable terms, or obtain similar technology from another source, our operations could be adversely impacted.

Further, some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on our business. Moreover, any uncertainties resulting from the initiation and continuation of any legal proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our operations. Assertions by third parties that we violate their intellectual property rights could therefore have a material adverse effect on our business, financial condition, and results of operations.

Current and future litigation, regulatory, administrative, or other legal proceedings could have a material adverse effect on our business and results of operations.

Lawsuits and regulatory, administrative, or other legal proceedings that have arisen or may arise, including, but not limited to, in connection with our oil and gas operations and the financing thereof, can involve substantial costs, including the costs associated with investigation, litigation, and possible settlement, judgment, penalty, or fine. In addition, such matters may be time-consuming to defend or prosecute and may require a commitment of management and personnel resources that will be diverted from our normal business operations. There can be no assurance that costs associated with such matters will not exceed the limits of any applicable insurance policies that we may have. Moreover, we may be unable to continue to maintain any insurance at a reasonable cost, if at all, or to secure additional coverage, which may result in costs being uninsured. Our business, financial condition, and results of operations could be adversely affected if a matter is adversely determined and, irrespective of a final determination, any such matter could significantly impact our reputation and ability to conduct our business.

General Risks

Our business could be adversely affected by unfavorable economic and political conditions.

Our future business and operations are sensitive to general business and economic conditions in the United States. National and regional economies and financial markets have become increasingly interconnected, which increases the possibilities that conditions in one country, region, or market might adversely impact companies in a different country, region, or market. Major economic or political disruptions, such as trade disputes between the United States and other countries, the slowing economy in China, the conflicts in the Middle East, including with Iran and between Hamas and Israel in Gaza, the war in Ukraine and sanctions on Russia, and a potential economic slowdown in the United Kingdom and Europe, may have global negative economic and market repercussions. While we do not have or intend to have operations in those countries, such disruptions may nevertheless cause fluctuations in oil prices, which could impact our ability to generate cash flows and, in turn, make interest and principal payments to you. Additionally, the resulting political instability and societal disruption from these events and other factors, such as declining business and consumer confidence, may contribute to an economic slowdown and a recession. If the economic climate in the United States or abroad deteriorates, worldwide demand for oil and natural gas products could diminish, which could impact our and our third-party E&P operators’ operations, affect our ability and the ability of our third-party E&P operators to continue operations, and ultimately materially adversely impact our results of operations, financial condition, and cash flows.

Other significant factors that are likely to continue to affect commodity prices in future periods include, but are not limited to, the effect of U.S. energy, monetary, and trade policies and the new administration’s energy and environmental policies, all of which are beyond our control. Our business may also be adversely impacted by any future government rule, regulation, or order that may impose production limits, as well as pipeline capacity and storage constraints. We cannot predict the ultimate impact of these factors on our business, financial condition, and cash flows.

Any future global or domestic health crisis and uncertainty in the financial markets may adversely affect our ability to generate revenues.

The COVID-19 pandemic and other public health emergencies historically have had a material adverse effect on oil and gas businesses, due to governmental restrictions, associated repercussions, and operational challenges to supply and demand for oil and natural gas and the economy generally. The impacts of public health emergencies are uncertain and hard to predict. An extended period of global supply chain and economic disruption, as well as significantly decreased demand for oil and gas, due to any future public health emergencies, or otherwise, could have a material adverse effect on our business, access to sources of liquidity, and financial condition. Additionally, extended disruptions to the global economy are likely to cause fluctuations in oil prices and the timing of oil production, which could have a material adverse effect on our ability to generate cash flow, which in turn could limit our ability to pay principal and interest on the Notes and distributions on the Preferred Shares.

Inflation could adversely impact our ability to control costs, including the operating expenses and capital costs of our third-party operating partners.

Concerns over global economic conditions, energy costs, supply chain disruptions, increased demand, labor shortages associated with a fully employed U.S. labor force, the imposition of new tariffs, geopolitical issues, high levels of inflation, the availability and cost of credit and the U.S. financial market, and other factors have contributed to increased economic uncertainty and diminished expectations for the global economy. Although inflation in the United States had been relatively low for many years, there was a significant increase in inflation beginning in the second half of 2021 and higher rates have generally persisted through the first half of 2025. We continue to develop plans to address these pressures and protect our access to commodities and services. Nevertheless, we expect for the foreseeable future to experience supply chain constraints and inflationary pressure on operating costs.

High inflation may cause our third-party operators to experience increasing costs for their operations, including oilfield services and equipment and increased personnel costs. Our operating partners may pass on such increased costs to us and have a negative effect on our business and financial condition. Sustained levels of high inflation have likewise caused the United States Federal Reserve (“Federal Reserve”) and other central banks to increase interest rates multiple times in an effort to curb inflationary pressure on the costs of goods and services across the United States, which has had the effects of raising the cost of capital and depressing economic growth, either of which, or the combination thereof, could hurt the financial results of our business. We cannot predict any future trends in the rate of inflation and any significant increase in inflation, to the extent we are unable to recover higher costs through higher prices and revenues for our products, would negatively impact our business, financial condition, and results of operations.

Increased attention to environmental, social, and governance (“ESG”) matters may impact our business.

Businesses across all industries are facing increasing scrutiny from stakeholders related to their ESG practices. If we do not adapt to or comply with investor or stakeholder expectations and standards, which are evolving, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and our business, financial condition, and results of operations could be materially and adversely affected. Increasing attention to climate change, increasing societal expectations on businesses to address climate change, and potential consumer use of substitutes to energy commodities may result in increased costs, reduced demand for our hydrocarbon products, reduced profits, increased investigations and litigation, and negative impacts on our ability to access capital markets.

In addition, organizations that provided information to investors on corporate governance and related matters have developed rating processes for evaluating business entities on their approach to ESG matters. Currently, there are no universal standards for such scores or ratings, but the importance of sustainability evaluations is becoming more broadly accepted by investors and shareholders. Such ratings are used by some investors to inform their investment and voting decisions.

Additionally, certain investors use these scores to benchmark businesses against their peers. If we are perceived as lagging, our investors may engage with such third-party organizations to require improved ESG disclosure or performance.

Certain other stakeholders have also pressured commercial and investment banks to stop financing oil and gas and related infrastructure projects. Although the impact of future Trump Administration policies is currently unknown, if this negative sentiment continues, it may reduce the availability of capital funding for potential development projects, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Investment in new business ventures could prove unsuccessful and adversely affect our business, financial condition, and results of operations.

In the future, we may invest in new business ventures. Such endeavors may involve risks and uncertainties, including greater-than-expected liabilities and expenses, as well as economic and regulatory challenges associated with operating in new businesses, regions, or countries. Investment into new business ventures may expose us to additional risks that could delay or prevent us from completing an investment or otherwise limit our ability to fully realize the anticipated benefits of an investment. The failure of any significant investment could adversely affect our business, financial condition, and results of operations.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under Notes, the Preferred Shares and our other indebtedness.

We have a significant amount of indebtedness. We may not generate sufficient cash flow from operations, or have future borrowings available under credit facilities or other sources of financing, to enable us to repay our indebtedness, to pay distributions on the Preferred Shares, or to fund our other liquidity needs. As of June 30, 2025, after giving effect to the borrowing of an additional $100.0 million in aggregate under the Fortress Credit Agreement in August 2025, we had approximately $1,320.6 million of indebtedness outstanding, which comprised $400.0 million outstanding under the Fortress Credit Agreement, $190.8 million outstanding under the Adamantium Loan Agreement (and corresponding amount of Adamantium Securities), $630.3 million of Reg D Bonds outstanding, $82.0 million of Reg A Bonds outstanding, $10.7 million of the Exchange Notes outstanding, and $6.8 million of the Registered Notes outstanding. Furthermore, the Fortress Credit Agreement provides for a rebate of approximately $15.0 million in original issue discount, payable by setoff against final payment in full of the Fortress Credit Agreement, if (a) all outstanding principal and accrued interest on the loans under the Fortress Credit Agreement are paid in full in cash on or before December 18, 2027, and (b) no event of default resulting from the failure to pay principal or interest when due under the terms and conditions of the Fortress Credit Agreement has occurred prior to such date, subject to certain other conditions. See “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

Specifically, our high level of indebtedness could have important consequences, including:

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making it more difficult for us to satisfy our obligations with respect to the Notes, the Preferred Shares and our other indebtedness, and if we fail to comply with these requirements, an event of default could result under the Notes or other indebtedness and we may be unable to make distributions or conduct redemptions with respect to the Preferred Shares;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, investments, acquisitions, or other general corporate requirements;

•

requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, investments, acquisitions, and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates, as borrowings under the Fortress Credit Agreement are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete and to changing business and economic conditions;

•	placing us at a disadvantage compared to other, less leveraged competitors or competitors with better access to capital resources, and generally affecting our ability to compete; and

•	increasing our cost of borrowing.

Any such consequences could have a material adverse effect on our business, results of operations, and financial condition.

Despite our current level of indebtedness, we will still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

We may incur significant additional indebtedness in the future. The indentures that govern our Notes do not contain any limitations on our ability to incur additional indebtedness. Although the Fortress Credit Agreement contains, and the terms of future indebtedness we incur may contain, restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. If we incur any additional debt, the holders of that indebtedness will be entitled to repayment in full from any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution, or other winding up of us prior to any payment to holders of Preferred Shares. This could reduce the amount of proceeds paid to you. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. If new indebtedness or other obligations are added to our current indebtedness levels, the related risks that we now face would increase.

We may not be able to generate sufficient cash to service all of our existing and future indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

As a result of our substantial indebtedness, a significant amount of our cash flow will be required to pay interest and principal on our outstanding indebtedness. Our ability to make scheduled payments on or refinance our indebtedness, or to make distribution payments on the Preferred Shares, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory, and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal of, premium, if any, and interest on our indebtedness, the distributions on the Preferred Stock or to service our other obligations.

We recorded net income (loss) of $24.3 million and less than $(0.1) million for the six months ended June 30, 2025 and 2024, respectively, and net income (loss) of $(24.8) million, $(16.2) million, and $5.7 million for the years ended December 31, 2024, 2023, and 2022, respectively. Through 2024, we incurred a significant amount of debt in order to accelerate the growth of our business by acquiring additional assets and establishing our direct drilling operations. As a result, our cash flows from operations alone would not have been sufficient to service required cash interest and principal payment obligations under our then-existing debt in 2023 and 2024. During the six months ended June 30, 2025, we continued to incur a significant amount of debt. Furthermore, as of December 31, 2024, we estimate that we will need to make approximately $749.3 million and $3,224.8 million in capital expenditures to develop all our proved and probable undeveloped reserves, respectively, and that we will need to raise approximately $658.9 million in additional capital through the end of 2028 to fund such development. Although we expect our cash flows from operations to be sufficient to service cash interest and principal payment obligations under our debt for the foreseeable future, there can be no assurance as to the sufficiency of our cash flows for that purpose, and we do not expect such cash flows alone to be adequate to fund both our debt service obligations and the development of our reserves. Therefore, we expect to require additional capital to fund our growth and may require additional liquidity to service our debt. As a result, we may use the proceeds of additional debt or securities offerings or this offering to make interest and principal payments on our existing debt. See “Risk Factors—Risks Related to Our Business and Operations—The acquisition and development of our properties, directly or through our third-party E&P operators, will require substantial capital, and we and our third-party E&P operators may be unable to obtain needed capital or financing on satisfactory terms or at all, including as a result of increases in the cost of capital resulting from Federal Reserve policies in the past few years and otherwise,” “Risk Factors—Risks Related to Our Indebtedness—Despite our current level of indebtedness, we will still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above,” “Risk Factors—Risks Related to Our Indebtedness—We may not be able to generate sufficient cash to service all of our existing and future indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful,” “Risk Factors—Risks Related to the Preferred Shares and this Offering—The Preferred Shares are junior and subordinated to our existing and future indebtedness,” “Risk Factors—Risks Related to the Preferred Shares and this Offering—We may invest or spend the proceeds of this offering in ways with which you may not agree,” “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

If our cash flows from operations and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital, or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. If we cannot make scheduled payments on our indebtedness, we will be in default and holders of such indebtedness could declare all outstanding principal of, premium on, and interest, if any, on such indebtedness to be due and payable, and the lenders under any revolving or delayed draw credit facilities, including the Fortress Credit Agreement, could terminate their commitments to loan money to us. As a result of a default, any secured lenders could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation. All of these events could result in your losing all or a part of your investment in the Preferred Shares.

Furthermore, the Fortress Credit Agreement restricts, and our future indebtedness may restrict, our ability to dispose of assets and use the proceeds from such dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

We will need to repay or refinance a substantial amount of our indebtedness. Failure to do so could have a material adverse effect on our business, results of operations, and financial condition.

As of June 30, 2025, after giving effect to the borrowing of an additional $100.0 million in aggregate under the Fortress Credit Agreement in August 2025, we had approximately $699.9 million of indebtedness maturing within three years, including all amounts under the Fortress Credit Agreement, $808.7 million of indebtedness maturing within five years, including all amounts under the Fortress Credit Agreement $943.5 million of indebtedness maturing within seven years, and $1,320.6 million of indebtedness maturing within eleven years. Furthermore, the Fortress Credit Agreement provides for a rebate of approximately $15.0 million in original issue discount, payable by setoff against final payment in full of the Fortress Credit Agreement, if (a) all outstanding principal and accrued interest on the loans under the Fortress Credit Agreement are paid in full in cash on or before December 18, 2027, and (b) no event of default resulting from the failure to pay principal or interest when due under the terms and conditions of the Fortress Credit Agreement has occurred prior to such date, subject to certain other conditions. The terms of the Registered Notes, Adamantium Securities, the Reg A Bonds, the Subordinated Reg D Bonds, and the July 2022 506(c) Bonds contain mandatory redemption provisions providing the holders thereof with the ability to request redemption of their bonds at any time prior to maturity at a price equal to 100% (with respect to the Adamantium Secured Note), 90% (with respect to the July 2022 506(c) Bonds), or 95% (with respect to the Adamantium Bonds, the Reg A Bonds, and the Subordinated Reg D Bonds) of the principal amount being redeemed. The amount of such redemption is limited (i) on an annual basis to 10% of the aggregate principal amount of Registered Notes, Adamantium Bonds, Reg A Bonds, or Subordinated Reg D Bonds, as applicable, then issued and outstanding and (ii) $5.0 million in aggregate principal amount of the Adamantium Secured Note in any 12-month period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.” Consequently, we will need to repay, refinance, replace, or otherwise extend the maturity of a substantial amount of our existing indebtedness. Our ability to repay, refinance, replace, or extend will be dependent on, among other things, business conditions, our financial performance, and the general condition of the financial markets. If a financial disruption were to occur at the time that we are required to repay such indebtedness, we could be forced to undertake alternate financings, negotiate for an extension of the maturity of such indebtedness, or sell assets and delay capital expenditures in order to generate proceeds that could be used to repay such indebtedness. We cannot assure you that we will be able to consummate any such transaction on terms that are commercially reasonable, on terms acceptable to us, or at all. Our failure to repay, refinance, replace, or otherwise extend the maturity of our indebtedness could result in an event of default under the documents governing our indebtedness, which could lead to an acceleration or repayment of substantially all of our outstanding indebtedness. All of these events could result in your losing all or a part of your investment in the Preferred Shares.

The terms of our outstanding indebtedness restrict, and the terms of future indebtedness we may incur may restrict, our current and future operations, particularly our ability to respond to changes in the economy or our industry or to take certain actions, which could harm our long-term interests.

The agreements governing certain of our existing indebtedness contain, and the agreements governing future indebtedness we may incur may contain, a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	issue equity securities;

•	pay distributions or make other distributions in respect of, or repurchase or redeem, any of our securities;

•	prepay, redeem, or repurchase certain indebtedness;

•	make loans and investments;

•	sell or otherwise dispose of assets;

•	incur liens;

•	enter into transactions with affiliates;

•	designate any of our subsidiaries as unrestricted subsidiaries;

•	enter into agreements restricting our subsidiaries’ ability to pay distributions;

•	consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets; and

•	prepay subordinated or junior lien indebtedness.

In addition, the Fortress Credit Agreement contains financial covenants that require us to maintain (a) a maximum total secured leverage ratio (i) as of the last day of any fiscal quarter ending on or before December 31, 2025 of less than or equal to 2.00 to 1.00 (commencing with the fiscal quarter ending December 31, 2024) and (ii) as of the last day of any fiscal quarter ending on or after March 31, 2026 of less than or equal to 1.50 to 1.00, (b) a minimum current ratio as of the last day of each calendar month of (i) 0.90 to 1.00 from September 30, 2024 through October 31, 2024, (ii) 0.80 to 1.00 from November 30, 2024 through November 30, 2025, (iii) 0.90 to 1.00 from December 31, 2025 through December 31, 2026, and (iv) 1.00 to 1.00 for each calendar month ending thereafter, and (c) a minimum asset coverage ratio as of the last day of any fiscal quarter (i) ending during the period from June 30, 2024 through December 31, 2024, of at least 2.00 to 1.00, (ii) ending during the period from March 31, 2025 through September 30, 2025, of at least 1.70 to 1.00, and (iii) ending during the period from December 31, 2025 and thereafter, of at least 2.00 to 1.00. Our ability to meet the financial covenant could be affected by events beyond our control.

Furthermore, subject to certain conditions, the Reg A Bonds require that we offer to purchase all or any amount of the outstanding Reg A Bonds at a price equal to the then outstanding principal on the Reg A Bonds being repurchased plus any accrued but unpaid interest on such Reg A Bonds, upon a change of control.

These restrictions may affect our ability to service our indebtedness or grow in accordance with our strategy. As a result of all of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional indebtedness or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

A breach of the covenants under any such indebtedness could result in a default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related indebtedness and may result in the acceleration of any other indebtedness to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the Fortress Credit Agreement or any other revolving or delayed draw credit facilities would permit the lenders under those facilities to terminate all commitments to extend further credit thereunder.

Furthermore, if we were unable to repay the amounts due and payable under any secured indebtedness, including the Fortress Credit Agreement, those lenders could proceed against the collateral granted to them, including our available cash, to secure that indebtedness, subject to the provisions of any outstanding intercreditor arrangements. In the event our lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. All of these events could result in your losing all or a part of your investment in the Preferred Shares.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the Fortress Credit Agreement are, and borrowings under indebtedness we may incur in the future may be, at variable rates of interest and expose us to interest rate risk. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness and paying distributions on the Preferred Shares will correspondingly decrease. In the future, we may enter into interest rate swaps that involve the exchange of floating-for fixed-rate interest payments in order to reduce interest rate volatility or risk. However, we may not maintain interest rate swaps with respect to any of our variable rate indebtedness, and any swaps we enter into may not fully or effectively mitigate our interest rate risk.

Risks Related to the Preferred Shares and this Offering

Investing in the Preferred Shares is a highly speculative investment and could result in the loss of your entire investment.

A purchase of the Preferred Shares offered in this offering is speculative and involves a high degree of risk. The Preferred Shares should not be purchased by any person who cannot afford the loss of his, her or its entire purchase price. Our business objectives are also speculative, and there can be no assurance that we will be able to satisfy our objectives. As such, each prospective investor in the Preferred Shares should read these risk factors and this Offering Circular carefully and consult with their attorney, business advisor and/or investment advisor before investing in the Preferred Shares.

The Preferred Shares represent perpetual equity interests in us, and investors should not expect us to redeem any Preferred Shares on any particular date following the completion of this offering.

The Preferred Shares represent perpetual equity interests in us, and they have no maturity or mandatory redemption date and are not redeemable at the option of investors under any circumstances. As a result, unlike our indebtedness, none of the Preferred Shares will give rise to a claim for payment of a principal amount at a particular date. Instead, the Preferred Shares may be redeemed by us at our option at any time or from time to time, out of funds legally available for such redemption, at a redemption price payable in cash of $27.50 per Preferred Share plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date of redemption, whether or not declared.

Any decision we may make at any time to redeem the Preferred Shares will depend upon, among other things, our evaluation of our capital position and general market conditions at that time. In addition, the instruments governing our outstanding indebtedness currently do and may in the future limit our ability to redeem the Preferred Shares. For example, under the terms of the Fortress Credit Agreement we may only redeem the Preferred Shares so long as, among others, (i) no default or event of default has occurred and is continuing or would occur as a result of such redemption and (ii) immediately after giving effect to such redemption we remain in compliance with the financial covenants to maintain (a) a maximum total secured leverage ratio, (b) a minimum current ratio, and (c) a minimum asset coverage ratio on a pro forma basis. For a description of the terms of the Fortress Credit Agreement, including these ratios, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Fortress Credit Agreement” and “Risk Factors— Risks Related to Our Indebtedness—The terms of our outstanding indebtedness restrict, and the terms of future indebtedness we may incur may restrict, our current and future operations, particularly our ability to respond to changes in the economy or our industry or to take certain actions, which could harm our long-term interests.” As a result, the holders of the Preferred Shares should expect to bear the financial risks of an investment in the Preferred Shares for an indefinite period of time. Moreover, as further described below, the Preferred Shares will rank junior to all of our existing and future indebtedness and other liabilities with respect to assets available to satisfy claims against us.

We are not required to accumulate cash for the purpose of meeting our future obligations to holders of the Preferred Shares, which, along with the agreements governing our indebtedness, may limit the cash available to make distributions on the Preferred Shares.

Pursuant to the terms of the Preferred Shares, distributions on the Preferred Shares will accrue whether or not we have earnings, whether there are assets legally available for the payment of such distributions and whether such distributions are authorized or declared. However, future distributions on our common shares and preferred shares, including the Preferred Shares, will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash flow from operations, financial condition and capital requirements, any debt service requirements and any other factors our board of directors deems relevant. Our ability to pay cash distributions on the Preferred Shares is dependent on our ability to operate profitably and to generate cash from our operations. In addition, the instruments governing our outstanding indebtedness currently do and may in the future limit our ability to make distributions with respect to the Preferred Shares. For example, under the terms of the Fortress Credit Agreement we may only declare or make a distribution with respect to the Preferred Shares so long as, among others, (i) no default or event of default has occurred and is continuing or would occur as a result of such distribution and (ii) immediately after giving effect to such distribution we remain in compliance with the financial covenants to maintain (a) a maximum total secured leverage ratio, (b) a minimum current ratio, and (c) a minimum asset coverage ratio on a pro forma basis. For a description of the terms of the Fortress Credit Agreement, including these ratios, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Fortress Credit Agreement” and “Risk Factors— Risks Related to Our Indebtedness—The terms of our outstanding indebtedness restrict, and the terms of future indebtedness we may incur may restrict, our current and future operations, particularly our ability to respond to changes in the economy or our industry or to take certain actions, which could harm our long-term interests.” We cannot guarantee that we will be able to make cash distributions or what the actual distributions will be for any future period. Further, we are not required to accumulate cash for the purpose of meeting our future obligations to holders of the Preferred Shares and the Preferred Shares are not subject to any sinking fund, which may reduce the extent of any cash available for distributions on the Preferred Shares.

The Preferred Shares are junior and subordinated to our existing and future indebtedness, and your interests could be diluted by the issuance of additional equity interests, including additional Preferred Shares, and by other transactions.

The Preferred Shares are junior and subordinated to all our existing and future indebtedness and to the indebtedness of our existing subsidiaries and any future subsidiaries. We and our subsidiaries have incurred and may in the future incur substantial amounts of debt and other obligations that will rank senior to the Preferred Shares. As of June 30, 2025, after giving effect to the borrowing of an additional $100.0 million in aggregate under the Fortress Credit Agreement in August 2025, we would have had approximately $1,320.6 million of indebtedness outstanding. We have historically conducted, and from time to time may conduct, offerings of debt securities pursuant to Regulation D or Regulation A, or pursuant to our registration statement on Form S-1 (File No. 333-282862) and, as of the date of this Offering Circular, we and our subsidiaries are authorized to issue up to $2.7 billion in additional debt securities through such offerings. The payment of principal and interest on our existing and future debt reduces cash available for distribution, including the holders of the Preferred Shares. If we are forced to liquidate our assets to pay our creditors, we may not have sufficient assets to pay amounts due on any or all of the Preferred Shares then outstanding and any Parity Securities that we have issued or may issue in the future, in which case, holders of the Preferred Shares will share ratably with holders of such Parity Securities (as defined herein).

The issuance of any Senior Securities (as defined herein) or additional Parity Securities (and including additional Preferred Shares) would dilute the interests of the holders of the Preferred Shares and could affect our ability to pay distributions on, redeem, or pay the liquidation preference on the Preferred Shares. Certain of our existing or future debt instruments may restrict the authorization, payment or setting apart of distributions for the

Preferred Shares. If we decide to issue additional debt or Senior Securities in the future, it is possible that these securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Future issuances and sales of Senior Securities, Parity Securities or Junior Securities, or the perception that such issuances and sales could occur, may cause prevailing market prices for the Preferred Shares to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us.

The Preferred Shares have only limited voting rights.

The holders of the Preferred Shares will have only limited voting rights. Except as set forth in our governing documents or as otherwise required by Delaware law, holders of the Preferred Shares generally will not have voting rights. Although the holders of the Preferred Shares are entitled to limited protective voting rights with respect to certain matters and additional voting rights contingent upon the occurrence of certain events, each as described in “Description of Capital and Preferred Shares—Series A Preferred Shares—Limited Voting Rights,” with respect to such matters, the Preferred Shares will generally vote separately as a class along with all other series of our Parity Securities that we may issue upon which like voting rights have been conferred and are exercisable. As a result, the voting rights of holders of Preferred Shares are limited and may be significantly diluted, and the holders of any such other series of Parity Securities that we may issue may be able to control or significantly influence the outcome of any vote.

Market interest rates and other factors may affect the value of the Preferred Shares.

The price of the Preferred Shares will be impacted by the distribution yield on the Preferred Shares relative to market interest rates. An increase in market interest rates may lead prospective purchasers of the Preferred Shares to expect a higher yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution, including to the holders of the Preferred Shares. Accordingly, higher market interest rates could cause the market price of the Preferred Shares to decrease.

The trading prices of the Preferred Shares of the Preferred Shares will also depend on many other factors, which may change from time to time, including but not limited to:

•	the market for similar securities;

•	government action or regulation;

•	general economic conditions or conditions in the financial or energy markets;

•	our financial condition, performance and prospects; and

•	the financial condition, performance and prospects of similarly situated companies;

In addition, over the last several years, prices of equity securities, including equity securities issued by companies in our industry, in the U.S. trading markets have been experiencing extreme price fluctuations. As a result of these and other factors, investors who purchase the Preferred Shares in this offering may experience significant volatility, including a substantial and rapid decrease, in the market price of the Preferred Shares. This volatility and any decrease may be driven by factors unrelated to our operating performance or prospects.

Your ability to transfer the Preferred Shares at a time or price you desire may be limited by the absence of an active trading market, which may not develop.

The Preferred Shares are a new issue of securities with no established trading market. We have filed an application to list the Preferred Shares on the NYSE American under the symbol “PHXE.P” but there can be no assurance that the NYSE American will approve the Preferred Shares for listing. Even if the NYSE American approves our application, however, an active trading market on the NYSE American for the Preferred Shares may not develop or, even if it develops, may not last, in which case the trading price of the Preferred Shares could be adversely affected and your ability to transfer your Preferred Shares will be limited.

We will be a “controlled company” within the meaning of the corporate governance standards of the NYSE American. We intend to rely on exemptions from certain corporate governance standards. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Following the closing of this offering, Phoenix Equity will hold all of our common shares, representing limited liability company interests, and, as a result, other than under the limited circumstances described in this Offering Circular in which holders of the Preferred Shares have voting rights, Phoenix Equity will have all of the voting power of our company. As such, we will be a “controlled company” under the rules of NYSE American. As a controlled company, we may elect not to comply with certain corporate governance requirements, including the requirements that:

•	a majority of our board of directors consists of “independent directors,” as defined under the rules of such exchange;

•	our board of directors has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•

our board of directors has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following the closing of this offering and for so long as we remain a “controlled company,” we may rely on these exemptions. Immediately following the closing of this offering, we will elect not to comply with certain corporate governance requirements under the rules, including the requirements above. As a result of these and any additional future elections, our board of directors may not have a majority of independent directors, we may never have a compensation committee consisting entirely of independent directors, and our directors may not be nominated or selected by independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NYSE American.

We will be a company listing only preferred securities on NYSE American and thus will only be required to comply with certain corporate governance requirements, including with respect to our audit committee, to the extent required by Rule 10A-3 under the Exchange Act.

The rules of NYSE American provide that companies listing only preferred or debt securities on NYSE American are only required to comply with the requirements to have a board that is composed of a majority of “independent directors,” an audit committee that is composed entirely of independent directors, an audit committee charter, and audit committee meeting requirements, responsibilities and authorities, to the extent required by Rule 10A-3 under the Exchange Act. Following the closing of this offering, we will be a company listing only preferred securities on NYSE American and thus will only be required to comply with such requirements to the extent required by Rule 10A-3 under the Exchange Act. We intend to comply with these reduced requirements and with the requirements of Rule 10A-3 under the Exchange Act. As a result, under these rules, we must have an audit committee of at least one director, which director must be independent. We expect to have at least one independent director upon the listing of the Preferred Shares on the NYSE American who will qualify as independent for audit committee purposes. As a result of these reduced requirements, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NYSE American, particularly with respect to the audit committee requirements set forth in the rules of NYSE American.

Assuming NYSE American approves our listing application, we may fail to comply with the continued listing standards of the NYSE American, which may result in a delisting of our Preferred Shares.

We have applied to list the Preferred Shares on the NYSE American under the symbol “PHXE.P.” Although after giving effect to this offering we expect to meet the minimum initial and continued listing standards set forth in NYSE American listing standards, we cannot assure you that the Preferred Shares will be, or will continue to be, listed on NYSE American in the future. In order to continue listing the Preferred Shares on NYSE American, we must maintain certain financial, distribution and stock price levels and must maintain a minimum number of holders of Preferred Shares.

If NYSE American determines to delist the Preferred Shares and we are not able to list the Preferred Shares on another national securities exchange, a reduction in some or all of the following may occur, each of which could have a material adverse effect on the holders of Preferred Shares:

•	the liquidity of the Preferred Shares;

•	the market of the Preferred Shares;

•	our ability to obtain financing for the continuation of our operations;

•	the number of investors that will consider investing in the Preferred Shares;

•	the number of market makers in the Preferred Shares;

•	the availability of information concerning the trading prices and volume of the Preferred Shares; and

•	the number of broker-dealers willing to execute trades in the Preferred Shares.

In addition, the National Securities Markets Improvement Act of 1996 (“NSMIA”) provides for the federal preemption of state securities laws of “covered securities” under certain circumstances. Under NSMIA, covered securities include, among others, securities that are listed or approved on certain national securities exchanges (including NYSE American) and securities of an issuer that has securities listed or approved for listing on certain national securities exchanges where those securities are senior to the listed securities (for example, bonds issued by companies that have equity listed on a national securities exchange) or equal in rank to the listed securities. As a result, for so long as the Preferred Shares are listed on the NYSE American, we will not be required to register or qualify in any state the offer, transfer or sale of our Preferred Shares and any of our other securities that are senior or equal in rank to the Preferred Shares, including our Notes. If the Preferred Shares are delisted from the NYSE American and are not listed on another national securities exchange, the sale or transfer of the Preferred Shares and any of our other securities that are senior or equal in rank to the Preferred Shares, including our Notes, may not be exempt from state securities laws. In such event, we may need to register or otherwise qualify such securities for any offer, transfer or sale in certain states or determine that any such offer, transfer or sale is exempt under applicable state securities laws. To the extent that we do not register or otherwise qualify such securities, or determine that such securities are not exempt under applicable state securities laws, we and the holders of such securities may be limited in the ability to offer, transfer or sell such securities, which could have a material adverse effect on the value of such securities, on our ability to raise capital, and on our liquidity, business, financial condition, results of operations and prospects.

Our ability to issue Parity Securities in the future could adversely affect the rights of holders of our Preferred Shares.

We may in the future issue Parity Securities, which could have the effect of reducing the amounts available to the holders of the Preferred Shares issued in this offering upon our liquidation, dissolution or winding up if we do not have sufficient funds to pay all liquidation preferences of the Preferred Shares and any such Parity Securities in full. It also would reduce amounts available to make distributions on the Preferred Shares issued in this offering if we do not have sufficient funds to pay distributions on all outstanding Preferred Shares and any such Parity Securities. In addition, future issuances and sales of Parity Securities, or the perception that such issuances and sales could occur, may cause prevailing market prices for the Preferred Shares to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us.

Our ability to make distributions is limited by the requirements of Delaware law.

Our ability to make distributions may be adversely affected by a number of factors, including the risk factors described herein. Any reduction of our distributions would not only reduce the amount of distributions you would receive as a holder of our Preferred Shares, but could also have the effect of reducing the market price of our Preferred Shares and our ability to raise funds in new securities offerings.

In addition, the rate at which holders of our Preferred Shares are taxed on distributions we pay and the characterization of our distribution — be it ordinary income, capital gains, or a return of capital — could have an impact on the market price of our Preferred Shares and, in turn, our ability to raise funds in new securities offerings. After we announce the expected characterization of dividend distributions we have paid, the actual characterization (and, therefore, the rate at which holders of our Preferred Shares are taxed on the dividend distributions they have received) could vary from our expectation, including due to errors, changes made in the course of preparing our corporate tax returns, or changes made in response to an IRS audit, with the result that holders of our Preferred Shares could incur greater income tax liabilities than expected.

Holders of Preferred Shares may have liability to repay distributions.

Under certain circumstances, the holders of the Preferred Shares may have to repay amounts wrongfully returned or distributed to them. Under Section 18-607 of the Delaware Limited Liability Company Act (the “DLLCA”), we generally may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets. Liabilities to members on account of their equity interests and liabilities that are non-recourse to us are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that, unless otherwise agreed, for a period of three years from the date of an impermissible distribution, members who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited liability company for the distribution amount.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach or exceed 25% in some states) add to the effective purchase price of the Preferred Shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees.

Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited.

The increased costs due to transaction fees and interest may reduce the return on your investment. The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

We may invest or spend the proceeds of this offering in ways with which you may not agree.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the currently intended purposes described in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. We may not apply its cash from this offering in ways that ultimately increases the value of any investment in our securities. We may choose to use the proceeds in a manner that you do not agree with, and you will have no recourse. The failure by our management to apply the net proceeds from this offering effectively could harm our business.

There may be a delay in transfer of Preferred Shares from the transfer agent to your broker and shares will not be able to be traded until received and cleared by your broker.

If you purchased your Preferred Shares online, your Preferred Shares will be held at the transfer agent in book entry. Once the Preferred Shares is listed on the NYSE American, you will be able to deposit any shares you purchased with a broker. Until you deposit your Preferred Shares in a brokerage account, the transfer agent will maintain the record of your ownership. Once you deposit your Preferred Shares with a broker, the broker will maintain that record. The transfer request must originate from your broker. The timing of the transfer varies from broker to broker and the Preferred Shares may take several days to transfer. During such time the trading shares may experience rapid and substantial price volatility, and price decline and you will not be able to trade until your broker receives and clears your shares for trading.

This offering is being conducted on a “best efforts” basis.

We are offering our Preferred Shares on a “best efforts” basis and we can give no assurance that all the offered Preferred Shares will be sold. If less than $75,000,000 of Preferred Shares are sold, we may be unable to fund all the intended uses described in this Offering Circular from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate from operations. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost, and the working capital generated by our operations may not be sufficient to fund any uses not financed by net proceeds from this offering. No assurance can be given to you that any funds will be invested in this offering other than your own.

Risks Related to the Phoenix Equity’s Ownership of Our Common Shares and Certain LLCA Provisions.

The interests of holders of Preferred Shares may conflict with the interests of our controlling shareholder.

We are currently a member-managed limited liability company organized under the laws of the State of Delaware, and do not have a board of directors, board of managers, or similar construct (or any committees thereof). We are wholly owned and controlled by Phoenix Equity. LJC controls Phoenix Equity and, therefore, indirectly has control over our management. Following the closing of this offering, we will be a manager-managed limited liability company and our business and affairs will be managed under the direction of a board of directors. In addition, Phoenix Equity will continue to hold all of our common shares, representing limited liability company interests, and, as a result, other than under the limited circumstances described in this Offering Circular in which holders of the Preferred Shares have voting rights, we will continue to be controlled by Phoenix Equity. As a result of this concentrated control, Phoenix Equity will have the ability to determine corporate matters for the foreseeable future, including the power to, among other things:

•	elect or remove any of our directors, at any time, with or without cause;

•

approve changes to the Third ARLLCA that require shareholder approval (subject to the limited voting rights of the Preferred Shares), as described in the Section of this offering circular entitled Description of Capital and Preferred Shares—Series A Preferred Shares—Limited Voting Rights; and

•	ratify the appointment of our auditors.

Phoenix Equity may also be able to prevent or cause (either by way of a sale of their own stake or by approving our merger or sale of as a whole) a change of control of Phoenix Energy One, LLC. Phoenix Equity’s control over us, and the Phoenix Equity’s ability to prevent or cause a change of control of Phoenix Energy One, LLC, may delay or prevent a change of control, or cause a change of control to occur at a time when it is not favored by other shareholders. As a result, the trading price of the Preferred Shares could be adversely affected.

Our Third ARLLCA eliminates members of our board of directors’ fiduciary duties to us. If conflicts of interest arise among members of our board of directors and us, members of our board of directors may make decisions in their sole and absolute discretion, and shall be entitled to consider only such interests and factors as they desire, including their own interests.

Our Third ARLLCA contains provisions that eliminate the standards to which members of our board of directors’ would otherwise be held by state law, other than an implied contractual duty of good faith and fair dealing. To the extent permitted by any applicable law, members of board of directors will be able make any decision or determination with respect to the us or our business and affairs, whether pursuant to the terms of the Third ARLLCA or otherwise in their sole and absolute discretion, and shall be entitled to consider only such interests and factors as they desire, including their own interests, and shall have no duty or obligation, fiduciary or otherwise, to give any consideration to any interest of or factors affecting us or any of our shareholders, including holders of Preferred Shares. As a result, if members of our board of directors interests and duties to other entities conflict with our interests, members of our board of directors may favor their own interest over the interest of us and our shareholders.

Furthermore, the Third ARLLCA will provide that to the fullest extent permitted by DLLCA, members of our board of directors will not be liable to us or any of our shareholders for monetary damages unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such member engaged in fraud, and we will also indemnify such members of our board of directors for to the fullest extent permitted by the DLLCA.

The Third ARLLCA contains an exclusive forum provision that may discourage lawsuits against us or our directors and officers.

The Third ARLLCA requires any dispute, controversy or claim arising out of or relating to the Third ARLLCA, or any breach, termination or the validity of the Third ARLLCA, our internal affairs, the ownership, transfer or rights or obligations of or with respect to any shares, or any action or inaction arising out of the foregoing, as well as any question of the arbitrator’s jurisdiction or the existence, scope or validity of the Third ARLLCA’s arbitration mechanism, to be submitted, upon notice delivered by any party to such claim, to confidential, final and binding arbitration. The foregoing arbitration requirements do not apply with respect to any suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, the Third ARLLCA provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our equity securities is deemed to have received notice of and consented to these provisions.

These choice of forum provisions may result in increased costs to shareholders to bring a claim, limit a shareholder’s ability to bring a claim in a forum that it finds favorable for disputes with us or our directors, officers or other employees, and may generally have the effect of discouraging lawsuits against us and our directors, officers and other employees. However, shareholders are not deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find these provisions in our Third ARLLCA to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

Risks Related to Certain Tax Matters

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or if we were otherwise subject to a material amount of entity-level taxation, then cash available for distribution could be reduced.

The anticipated after-tax economic benefit of an investment in us depends largely on our being treated as a partnership for U.S. federal income tax purposes. Despite the fact that we are organized as a limited liability company under Delaware law, we will be treated as a corporation for U.S. federal income tax purposes unless we satisfy a “qualifying income” requirement. Based on our current operations, we believe we satisfy the qualifying income requirement. Failing to meet the qualifying income requirement or a change in current law could cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to taxation as an entity. We have not requested, and do not plan to request, a ruling from the IRS with respect to our classification as a partnership for U.S. federal income tax purposes.

If we were treated as a corporation for U.S. federal income tax purposes, we would pay U.S. federal income tax on our taxable income at the corporate tax rate and we would also likely pay additional state and local income taxes at varying rates. Distributions would generally be taxed again as corporate dividends, and no income, gains, losses or deductions would flow through to our members. Because a tax would be imposed upon us as a corporation, the cash available for distribution could be reduced. Thus, treatment of us as a corporation could result in a reduction in the anticipated cash-flow and after-tax return to our members, which would cause a reduction in the value of an investment in us.

At the state level, several states have been evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise, capital, and other forms of business taxes, as well as subjecting nonresident partners to taxation through the imposition of withholding obligations and composite, combined, group, block, or similar filing obligations on nonresident partners receiving a distributive share of state “sourced” income. We currently own property or do business in Montana, Utah, Wyoming, Texas, North Dakota and Colorado, among other states. Imposition on us of any of these taxes in jurisdictions in which we own assets or conduct business or an increase in the existing tax rates could result in a reduction in the anticipated cash-flow and after-tax return to our members, which would cause a reduction in the value of your investment in us.

The tax treatment of publicly traded partnerships or an investment in our shares could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our shares, may be modified by administrative, legislative or judicial interpretation. From time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships or an investment in our shares, including eliminating partnership tax treatment for certain publicly traded partnerships, as well as reducing or eliminating certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies.

Any changes to federal income tax laws and interpretations thereof may or may not be applied retroactively and could make it more difficult or impossible for us to be treated as a partnership for federal income tax purposes or otherwise adversely affect our business, financial condition or results of operations. Any such changes or interpretations thereof could adversely impact the value of an investment in us.

A successful IRS contest of the federal income tax positions we take may adversely impact the market for Preferred Shares and the cost of any IRS contest will reduce our cash available for distribution.

The IRS has made no determination as to our status as a partnership for U.S. federal income tax purposes. The IRS may adopt positions that differ from the positions we take, even positions taken with advice of counsel.

It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take and such positions may not ultimately be sustained. A court may not agree with some or all of the positions we take. As a result, any such contest with the IRS may materially and adversely impact the market for our shares and the price at which our shares trade. In addition, our costs of any contest with the IRS, principally legal, accounting and related fees, will be indirectly borne by our members because the costs will reduce our cash available for distribution.

Preferred Shares that are the subject of a securities loan (e.g., a loan to a “short seller” to cover a short sale of Preferred Shares) may be considered disposed. If so, the holder of such Preferred Shares would no longer be treated for tax purposes as a partner with respect to those Preferred Shares during the period of the loan and may recognize gain or loss from the disposition.

Because there are no specific rules governing the U.S. federal income tax consequence of loaning a partnership interest, a holder of Preferred Shares that are the subject of a securities loan may be considered as having disposed of the loaned shares. In that case, the holder of such Preferred Shares may no longer be treated for tax purposes as a partner with respect to those Preferred Shares during the period of the loan and may recognize gain or loss from such disposition. Moreover, during the period of the loan, any of our income, gain, loss or deduction with respect to those Preferred Shares may not be reportable by the shareholder and any cash distributions received by the holder as to those Preferred Shares could be fully taxable as ordinary income. You are encouraged to consult a tax advisor if you desire to assure your status as a partner and avoid the risk of gain recognition from a securities loan.

Certain tax consequences of the ownership of our Preferred Shares, including treatment of distributions as guaranteed payments for the use of capital, are uncertain.

The tax treatment of distributions on our Preferred Shares is uncertain. We will treat the holders of the Preferred Shares as partners for tax purposes and will treat distributions on the Preferred Shares as guaranteed payments for the use of capital that will generally be taxable to the holders of the Preferred Shares as ordinary income. Although a holder of Preferred Shares will recognize taxable income from the accrual of such a guaranteed payment (even in the absence of a contemporaneous cash distribution), we anticipate accruing and making the guaranteed payment distributions quarterly. Otherwise, except in the case of our liquidation, the holders of Preferred Shares are generally not anticipated to share in our items of income, gain, loss or deduction, nor will we allocate any share of our nonrecourse liabilities to the holders of Preferred Shares. See “Description of Capital and Preferred Shares—Series A Preferred Shares.” If the Preferred Shares were treated as indebtedness for tax purposes, rather than as guaranteed payments for the use of capital, distributions likely would be treated as payments of interest by us to the holders of Preferred Shares.

A holder of Preferred Shares will be required to recognize a gain or loss on a sale of Preferred Shares equal to the difference between the amount realized by such holder and such holder’s tax basis in the Preferred Shares sold. The amount realized generally will equal the sum of the cash and the fair market value of other property such holder receives in exchange for such Preferred Shares. Subject to general rules requiring a blended basis among multiple partnership interests, the tax basis of a Preferred Share will generally be equal to the sum of the cash and the fair market value of other property paid by the holder of such Preferred Shares to acquire such Preferred Shares. Gain or loss recognized by a holder of Preferred Shares on the sale or exchange of a Preferred Share held for more than one year generally will be taxable as long-term capital gain or loss. Because holders of Preferred Shares will generally not be allocated a share of our items of depreciation, depletion or amortization, it is not anticipated that such holders would be required to recharacterize any portion of their gain as ordinary income as a result of the recapture rules.

Investment in the Preferred Shares by tax-exempt investors, such as employee benefit plans and individual retirement accounts, and non-U.S. persons raises issues unique to them. The treatment of guaranteed payments for the use of capital to tax-exempt investors is not certain and such payments may be treated as unrelated business taxable income for U.S. federal income tax purposes.

Distributions to non-U.S. holders of Preferred Shares will be subject to withholding taxes. If the amount of withholding exceeds the amount of U.S. federal income tax actually due, non-U.S. holders of Preferred Shares may be required to file U.S. federal income tax returns in order to seek a refund of such excess. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor with respect to the consequences of owning our Preferred Shares.

Our treatment of distributions on our Preferred Shares as guaranteed payments for the use of capital means that such distributions will not be eligible for the 20% deduction for qualified business income.

For taxable years ending on or before December 31, 2025, a non-corporate member may be entitled to a deduction equal to 20% of its “qualified business income” attributable to its interest in a partnership, subject to certain limitations. As described above, we will treat distributions on the Preferred Shares as guaranteed payments for the use of capital, and under the applicable Treasury Regulations (as defined below), a guaranteed payment for the use of capital will not be taken into account for purposes of computing qualified business income. As a result, distributions received by the holders of our Preferred Shares will not be eligible for the 20% deduction for qualified business income. Prospective holders of Preferred Shares should consult their tax advisors regarding the availability of the deduction for qualified business income.

Risks Relating to Our Status as a Public Reporting Company

We only recently became a public reporting company, and the obligations associated with being a public reporting company will require significant resources and management attention.

We only recently became a public reporting company, following the effectiveness of our Registration Statement with respect to the continuous offering of up to $750.0 million aggregate principal amount of Registered Notes, on May 14, 2025. As a recent public reporting company, we incur significant legal, regulatory, finance, accounting, investor relations, and other expenses that we previously did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will continue to incur costs associated with the Sarbanes-Oxley Act of 2002 (“SOX”) and the Dodd-Frank Wall Street Reform and Consumer Protection Act, and related rules implemented by the SEC. The expenses incurred by public reporting companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management currently does, and will need to continue to, devote a substantial amount of time to ensure that we comply with all of these additional requirements, diverting the attention of management away from revenue-producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public reporting company, we could be subject to fines, sanctions, and other regulatory action and potentially civil litigation.

Failure to comply with requirements to design, implement, and maintain effective internal controls could have a material adverse effect on our business.

We were not previously required to evaluate our internal control over financial reporting in a manner that meets the standards of public reporting companies required by Section 404(a) of SOX (“Section 404”). As a public reporting company, we are subject to significant requirements for enhanced financial reporting and internal controls. The process of designing, implementing and maintaining effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public reporting company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements, and harm our results of operations. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the effectiveness of the Registration Statement. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by SOX for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by us or our independent registered public accounting firm in connection with the issuance of their attestation report. Our testing, or the subsequent testing (if required) by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Any material weaknesses could result in a material misstatement of our annual or quarterly financial statements or disclosures that may not be prevented or detected.

Specifically, in connection with the audits of our financial statements as of and for the years ended December 31, 2022, 2023, and 2024, our auditors identified several material weaknesses, including material weaknesses concerning our internal control over financial reporting. These material weaknesses in internal controls were caused by inadequate separation of duties of our management within key financial areas. Other material weaknesses that were identified pertained to our lack of testing over our accounting systems, absence of a board of directors or an audit committee, improper use of accrual accounting, improper controls over the depletion calculation of proved and probable undeveloped reserves, and our use of an inadequate payroll reporting system. Any steps we take to enhance our internal control environment and address the underlying cause of our material weaknesses may not be sufficient to remediate such material weaknesses or to avoid the identification of additional material weaknesses in the future.

We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404, or our independent registered public accounting firm may not issue an unqualified opinion. If we are unable to remediate the identified material weaknesses, identify additional material weaknesses in the future, or otherwise fail to maintain an effective system of internal controls, or our independent registered public accounting firm is unable to provide us with an unqualified report (to the extent it is required to issue a report), investors could lose confidence in our reported financial information, which could have a material adverse effect on our business, results of operations, and financial condition.

We identified certain misstatements to our previously issued financial statements and have restated certain of our consolidated financial statements, which may create additional risks and uncertainties.

On September 12, 2024, our management determined that our audited consolidated financial statements for the fiscal year ended December 31, 2022 (the “GAAS 2022 Audited Financial Statements”), contained in our Annual Report on Form 1-K for that year, which was filed in compliance with our offerings under Regulation A, should no longer be relied upon due to certain errors in the GAAS 2022 Audited Financial Statements as addressed in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 250. We previously filed our Annual Report on Form 1-K for the fiscal year ended December 31, 2023 (the “2023 Form 1-K”) with the SEC on April 30, 2024, which filing contained corrected financial information for the fiscal year ended December 31, 2022. On September 26, 2024, we amended our 2023 Form 1-K (the “Form 1-K/A”) to reflect that we had restated the GAAS 2022 Audited Financial Statements.

Subsequently, on March 7, 2025, our management concluded that each of (i) of our previously issued audited consolidated financial statements as of and for the fiscal years ended December 31, 2023 and 2022 (the “2023 and 2022 Audited Financial Statements”) contained in the Form 1-K/A and (ii) our previously issued unaudited condensed consolidated financial statements for the fiscal semiannual periods ended June 30, 2024 and 2023 (the “Semiannual Unaudited Financial Statements” and, together with the 2023 and 2022 Audited Financial Statements, the “Existing Financial Statements”) contained in our Semiannual Report on Form 1-SA/A for the fiscal semiannual period ended June 30, 2024 (the “Form 1-SA/A”), filed with the SEC on September 26, 2024, should no longer be relied upon due to certain errors in the Existing Financial Statements, as addressed in FASB ASC Topic 250. In the Existing Financial Statements, we had immediately expensed debt issuance costs related to our unregistered bond offerings rather than amortizing them over the weighted-average term of the bonds, which resulted in overstated advertising and marketing expense, selling, general, and administrative expense, and payroll and payroll-related expense, and understated interest expense and loss on debt extinguishment. Additionally, in the Existing Financial Statements, we had previously expensed all interest costs, rather than capitalizing interest incurred on expenditures made in connection with our exploration and development projects as permitted under ASC Topic 835-20, “Capitalized Interest,” resulting in us overstating our interest expense and understating our oil and gas properties, in corresponding amounts. Accordingly, on March 27, 2025, we further amended the Form 1-K/A and Form 1-SA/A to reflect that we had restated the Existing Financial Statements.

As a result of the restatements, we may become subject to a number of additional risks and uncertainties and unanticipated costs for accounting, legal, and other fees and expenses. We may become subject to legal proceedings brought by regulatory or governmental authorities, or other proceedings, as a result of the errors or the related restatements, which could result in a loss of investor confidence or other reputational harm, additional defense, and other costs. In addition, we cannot assure you that additional restatements of financial statements will not arise in the future. Any of the foregoing impacts, individually or in aggregate, may have a material adverse effect on our business, financial position, and results of operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements, which are statements regarding all matters that are not historical facts. They appear in a number of places throughout this Offering Circular and include statements regarding our current views, hopes, intentions, beliefs, or expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, and position in the markets and the industries in which we operate. These forward-looking statements are generally identifiable by forward-looking terminology such as “guidance,” “expect,” “believe,” “anticipate,” “outlook,” “could,” “target,” “project,” “intend,” “plan,” “seek,” “estimate,” “should,” “will,” “would,” “approximately,” “predict,” “potential,” “may,” “continue,” and “assume,” as well as the negative version of such words, variations of such words, and similar expressions referring to the future.

Forward-looking statements are based on our beliefs, assumptions, and expectations, taking into account currently known market conditions and other factors. Our ability to predict results or the actual effect of future events, actions, plans, or strategies is inherently uncertain and involves certain risks and uncertainties, many of which are beyond our control. Our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our actual results to differ materially from the expectations we describe in our forward-looking statements include, but are not limited to, the factors listed below and in the section of this Offering Circular entitled “Risk Factors.” When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Offering Circular. You are cautioned that the forward-looking statements contained in this Offering Circular are not guarantees of future performance, and we cannot assure you that such statements will be realized or that the forward-looking events and circumstances will occur. All forward-looking statements in this Offering Circular are made only as of the date this Offering Circular, based on information available to us as of the date of this Offering Circular, and we caution you not to place undue reliance on forward-looking statements in light of the risks and uncertainties associated with them.

The matters summarized below and elsewhere in this Offering Circular could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements:

•	changes in the markets in which we compete;

•	increasing costs of capital expenditures to acquire and develop properties;

•	the continued success of our E&P operators;

•	delays in development of and higher capital expenditures in our estimated proved and probable undeveloped reserves;

•	developments in governmental regulations;

•	deviations between the current market value of estimated proved reserves and the present value of future net revenues from our proved reserves;

•	changes in current or future commodity prices;

•

the fact that reserve estimates depend on many assumptions that may turn out to be inaccurate and that any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves;

•	our ability to replace reserves;

•	cybersecurity attacks;

•	the development of our software and its ability to continue identifying productive assets;

•	our current or future levels of indebtedness;

•	repayment of our current or future indebtedness;

•	current and future litigation or other regulatory, administrative, or other legal proceedings;

•	the restatement of our financial statements; and

•	the other factors set forth in the section entitled “Risk Factors.”

Except as required by law, we are under no duty to, and we do not intend to, update or review any of our forward-looking statements after the date of this Offering Circular, whether as a result of new information, future events or developments, or otherwise.

USE OF PROCEEDS

Assuming we raise the maximum offering amount of $75,000,000, we estimate that the net proceeds we will receive from this offering will be approximately $68,437,500 million, after deducting the Selling Agent commissions and estimated offering expenses payable by us. If we raise the minimum offering amount of $15,000,000, based on the Minimum Quantitative Standards, we estimate that the net proceeds we will receive from this offering will be approximately $13,087,500. The following table below sets forth the expected net proceeds from this offering assuming the sale of the minimum offering amount of $15,000,000, 25%, 50%, 75% and 100% of the securities offered for sale in this offering by us.

	Minimum Offering Amount	Assumed Percentage of Preferred Shares Sold
		25%	50%	75%	100%
Gross Proceeds	$15,000,000	$18,750,000	$37,500,000	$56,250,000	$75,000,000
Selling Agent Commissions	$(1,162,500)	$(1,453,125)	$(2,906,250)	$(4,359,375)	$(5,812,500)
Other Offering Expenses	$(750,000)	$(750,000)	$(750,000)	$(750,000)	$(750,000)
Net Proceeds	$13,087,500	$16,546,875	$33,843,750	$51,140,625	$68,437,500

We plan to use the net proceeds from this offering (i) to make investments in PhoenixOp or to otherwise finance potential drilling and exploration operations, (ii) to purchase mineral rights and non-operated working interests, as well as additional asset acquisitions, and (iii) for other working capital needs, such as the payment of executive and employee salaries, general overhead, and operating costs, including payments on our debt, and the acquisition of assets in the oil and gas space that are not mineral rights or non-operated working interests. Our actual use of offering proceeds will depend on many considerations, including market conditions, but we currently expect to use the net proceeds from this offering as follows assuming the sale of the minimum offering amount of $15,000,000, 25%, 50%, 75% and 100% of the securities offered for sale in this offering by us:

Expected Uses of Proceeds	Approximate Percentage of Proceeds Used	Approximate Amount of Proceeds Used with Minimum Offering Amount	Approximate Amount of Proceeds Used with Assumed Percentage of Preferred Shares Sold
			25%	50%	75%	100%
Investments in PhoenixOp	70.0%	$9,161,250	$11,582,813	$23,690,625	$35,798,438	$47,906,250
Purchases of mineral rights and non-operated working interests	20.0%	$2,617,500	$3,309,375	$6,768,750	$10,228,125	$13,687,500
Other working capital, other asset acquisitions, and general corporate purposes	10.0%	$1,308,750	$1,654,688	$3,384,375	$5,114,063	$6,843,750

Total	100.0%	$13,087,500	$16,546,875	$33,843,750	$51,140,625	$68,437,500

As of June 30, 2025, we had approximately $142.9 million of indebtedness maturing within one year, as described below:

Series	Interest Rate	Amount
Reg A Bonds	9%	$39,221,000
2020 506(c) Bonds	13%-15%	1,448,000
December 2022 506(c) Bonds—Series B	10%	11,001,000
August 2023 506(c) Bonds—Series U, AA, and FF	9% -10%	91,201,000

Total		$142,871,000

We currently intend to utilize the net proceeds from this offering in the order set out in the preceding paragraph. However, the expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions, which could change in the future as our plans and business conditions evolve. In addition to the potential net proceeds from this offering of Preferred Shares, we have cash flow from operations, as well as multiple current and potential sources of financing, including under the Adamantium Loan Agreement, our offerings of debt securities pursuant to Regulation D and our Registered Notes, that can be utilized for the purposes described above, and so we cannot accurately predict whether and in what amounts the net proceeds from this offering of the Preferred Shares will be applied. In particular, to the extent we use any proceeds from this offering of the Preferred Shares to repay outstanding indebtedness, we cannot accurately predict which indebtedness we may repay with such proceeds, and in what amounts. We may find it necessary or advisable to use the net proceeds of this offering for other purposes, and we will have broad discretion in the application and specific allocations of the net proceeds of this offering. See “Risk Factors—Risks related to the Preferred Shares and this Offering—We may invest or spend the proceeds of this offering in ways with which you may not agree.”

We will not close this offering until we can establish that the offering meets the Minimum Quantitative Standards, however, we cannot assure you that all or any portion of the Preferred Shares will be sold. In the event that we do not raise sufficient proceeds from this offering, we may adjust our use of proceeds by limiting the speed of growth, delaying or canceling certain purchases or initiatives related to our drilling and production operations, and streamlining our operations.

DISTRIBUTION POLICY

Distributions to Holders of Common Shares

Subject to the applicable provisions of the DLLCA and the terms of any applicable Share Designation, distributions may be paid to the holders of our common shares out of our assets legally available therefor only when, as and if determined by our board of directors. Any decision to declare and pay distributions in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant.

Distributions to Holders of Preferred Shares

Prior to making any distributions to the holders of our common shares as described above, the holders of our Preferred Shares are entitled to receive, when, as, and if authorized by our board of directors and declared by us, cumulative quarterly cash distributions. The distribution rate for such quarterly cash distributions is based on the initial stated liquidation preference of $25.00 per Preferred Share and equal to:

(i) from, and including, the date of original issuance to, but excluding, October 15, 2028, at a fixed rate equal to 10.00% (equivalent to $2.50 per annum per Preferred Share),

(ii) from and including October 15, 2028 to, but excluding, October 15, 2029, at a fixed rate equal to 10.50% (equivalent to $2.625 per annum per Preferred Share), and

(iii) from and including October 15, 2029 at a fixed rate equal to 11.00% (equivalent to $2.75 per annum per Preferred Share).

CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of June 30, 2025:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the following, in each case, as if they had occurred on June 30, 2025:

•	additional borrowings under the Fortress Credit Agreement of $100.0 million made after June 30, 2025;

•

on an as further adjusted basis to give effect to the sale and issuance by us of (i) the minimum offering amount of $15,000,000, based on the Minimum Quantitative Standards, comprising 750,000 Preferred Shares in this offering to the public at the offering price of $20.00 per Preferred Share, after deducting the Selling Agent commissions and estimated offering expenses payable by us; and (ii) the maximum offering amount of $75,000,000 comprising 3,750,000 Preferred Shares in this offering at the offering price of $20.00 per Preferred Share, after deducting the Selling Agent commissions and estimated offering expenses payable by us.

You should read this table in conjunction with the information presented under the sections of this Offering Circular entitled “Summary—Summary Historical Financial and Other Data,” “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and related notes included elsewhere in this Offering Circular.

	As of June 30, 2025
			As Further Adjusted
	Actual	As Adjusted	Minimum Offering Amount	Maximum Offering Amount
	(in thousands)
Cash and cash equivalents(1)	$60,491	$160,491	$173,579	$228,929
Debt:
Registered Notes	6,762	6,762	6,762	6,762
Fortress Credit Agreement(2)	300,000	400,000	400,000	400,000
Reg A Bonds(3)	82,048	82,048	82,048	82,048
Reg D Bonds:
2020 506(c) Bonds(5)	1,448	1,448	1,448	1,448
July 2022 506(c) Bonds(6)	9,622	9,622	9,622	9,622
December 2022 506(c) Bonds(7)	63,134	63,134	63,134	63,134
August 2023 506(c) Bonds(8)	556,049	556,049	556,049	556,049
Exchange Bonds	10,652	10,652	10,652	10,652
Adamantium Securities(9)	190,841	190,841	190,841	190,841

Total debt	1,220,556	1,320,556	1,320,556	1,320,556

Total members’ deficit	(9,761)	(9,761)	3,327	58,677

Total capitalization	1,210,795	1,310,795	1,323,883	1,379,233

(1)

As adjusted reflects cash and cash equivalents gives effect to proceeds received from borrowing made under the Fortress Credit Agreement after June 30, 2025. As further adjusted cash and cash equivalents gives effect to net proceeds received from the sale and issuance by us of 3,750,000 Preferred Shares in this offering at the offering price of $20.00 per Preferred Share, after deducting the Selling Agent commissions and estimated offering expenses payable by us. As further adjusted cash and cash equivalents does not reflect the use of any such net proceeds. See “Use of Proceeds.”

(2)

The Fortress Credit Agreement provides for a $100.0 million term loan facility, borrowed in full on August 12, 2024, a $35.0 million delayed draw term loan facility, which was fully drawn on October 11, 2024, a $115.0 million term loan facility, borrowed in full on December 18, 2024, a $25.0 million term loan facility, borrowed in full on April 16, 2025, a $25.0 million delayed draw term loan facility borrowed in full on May 9, 2025, and a $100.0 million term loan facility, borrowed in full on August 1, 2025. The Fortress Credit Agreement also provides for a rebate of approximately $15.0 million in original issue discount, payable by setoff against final payment in full of the Fortress Credit Agreement, if (a) all outstanding principal and accrued interest on the loans under the Fortress Credit Agreement are paid in full in cash on or before December 18, 2027, and (b) no event of default resulting from the failure to pay principal or interest when due under the terms and conditions of the Fortress Credit Agreement has occurred prior to such date, subject to certain other conditions. All obligations under the Fortress Credit Agreement are secured on a first-lien priority basis, subject to certain exceptions and excluded assets, by security interests in, and mortgages on, substantially all personal property and owned real property of Phoenix Equity and its subsidiaries. $200.0 million of the lenders’ commitments under the Fortress Credit Agreement and the loans thereunder are due and payable on August 31, 2027. The remainder of lenders’ commitments under the Fortress Credit Agreement and the loans thereunder are scheduled to terminate and mature, and be due and payable, on December 18, 2027. For a description of the terms of the Fortress Credit Agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Fortress Credit Agreement.”

(3)

The Reg A Bonds have a term of three years from the issue date and an interest rate of 9.0% per annum. The outstanding Reg A Bonds mature between June 2025 and December 2027. For a description of the terms of the Reg A Bonds, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Reg D/Reg A Bonds.”

(4)

The 2020 506(b) Bonds have initial maturity dates ranging from one to four years from the issue date and an interest rate of 5.0% per annum. The outstanding 2020 506(b) Bonds matured in May 2025. For a description of the terms of the 2020 506(b) Bonds, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Reg D/Reg A Bonds.”

(5)

The 2020 506(c) Bonds have maturity dates ranging from one to four years from the issue date and interest rates ranging from 13.0% to 15.0% per annum. For a description of the terms of the 2020 506(c) Bonds, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Reg D/Reg A Bonds.”

(6)

The July 2022 506(c) Bonds have a maturity date of five years from the issue date and an interest rate of 11.0% per annum. The outstanding July 2022 506(c) Bonds mature between July 2027 and December 2027. For a description of the terms of the July 2022 506(c) Bonds, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Reg D/Reg A Bonds.”

(7)

The December 2022 506(c) Bonds have maturity dates ranging from one to seven years from the issue date and interest rates ranging from 8.0% to 12.0% per annum. The outstanding December 2022 506(c) Bonds mature between December 2025 and October 2030. For a description of the terms of the December 2022 506(c) Bonds, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Phoenix Reg D/Reg A Bonds.”

(8)

The August 2023 506(c) Bonds have maturity dates ranging from one to eleven years from the issue date and interest rates ranging from 9.0% to 14.0% per annum. The outstanding August 2023 506(c) Bonds mature between June 2025 and May 2036. For a description of the terms of the August 2023 506(c) Bonds, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Reg D/Reg A Bonds.”

(9)

Includes $183.8 million aggregate principal amount of Adamantium Bonds and $7.0 million aggregate principal amount of the Adamantium Secured Note. The Adamantium Bonds have maturity dates ranging from five to eleven years from the issue date and interest rates ranging from 13.0% to 16.0% per annum. The outstanding Adamantium Bonds mature between January 2029 and May 2036. The Adamantium Secured Note initially matures in November 2031, has an interest rate of 16.5% per annum, and is secured by Adamantium’s rights under the Adamantium Loan Agreement. Adamantium may, but is not guaranteed to, issue $400.0 million in aggregate principal amount of Adamantium Bonds to fund advances to the Issuer and PhoenixOp pursuant to the Adamantium Loan Agreement. For a description of the terms of the Adamantium Debt, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Adamantium Debt.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following management’s discussion and analysis of financial condition and results of operations in conjunction with “Offering Circular Summary—Summary Historical Financial and Other Data,” our consolidated financial statements, and the related notes thereto included elsewhere in this Offering Circular. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs, and expected performance. These forward-looking statements are dependent upon events, risks, and uncertainties that may be outside of our control. Our actual results could differ materially from those disclosed in these forward-looking statements. Factors that could cause or contribute to such differences include those described in “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” and elsewhere in this Offering Circular. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We operate in the oil and gas industry and execute on a three-pronged strategy involving (i) direct drilling operations of operated working interests, (ii) the acquisition of royalty assets, and (iii) the acquisition of non-operated working interest assets. Our direct drilling operations are currently primarily focused on development efforts in the Williston Basin in North Dakota and Montana and the Powder River and Denver Julesburg Basins in Wyoming. Our royalty and working interest acquisitions center around a variety of assets, including mineral interests, leasehold interests, overriding royalty interests, and perpetual royalty interests. These efforts have historically targeted assets in the Williston, Permian, Powder River, Uinta, and DJ Basins. We are agnostic as to geography and prioritize operational and asset potential when executing on our strategy.

We began operations in 2019 with the development of our specialized software system, which we have designed and improved over time to support our ability to identify, analyze, underwrite, transact, and manage our oil and gas assets. In 2019, we acquired our first mineral interest asset and began to generate revenue. In 2020, we expanded our operations and team to include specialists across a variety of key focus areas. From 2020 to 2024, we experienced significant growth in operations. For example, in 2020, the E&P operators of our properties operated 725 gross and 2.8 net productive development wells on the acreage underlying our mineral and royalty interests, and the total acreage underlying our gross and net royalty interests was 177,824 and 1,506, respectively. In the four years since then, the E&P operators of our properties have operated an additional 6,312 gross and 75.1 net productive development wells on the acreage underlying our mineral and royalty interests, of which approximately 463 gross and 43.2 net productive development wells were drilled in 2024 alone. As of December 31, 2024, we had 3,962,065 and 531,120 acres underlying our gross and net royalty interests, respectively, as compared to 177,824 and 1,506 acres underlying our gross and net royalty interests, respectively, at December 31, 2020. Furthermore, our total production for the year ended December 31, 2020 was under 0.2 million Boe as compared to over 4.7 million Boe for the year ended December 31, 2024. In the same period our number of employees grew from 21 at December 31, 2020 to 135 at December 31, 2024. Additionally, we commenced direct drilling operations and spudded our first wells in the third quarter of 2023 and, as of June 30, 2025, we have drilled a total of 72.0 gross and 66.1 net producing development and injection wells. We expect these direct drilling operations to be a core component of our business strategy going forward.

Since our initial mineral interest asset acquisition in 2019, we have leveraged our specialized software system and experienced management team to identify asset opportunities that fit our desired criteria and potential for returns. While we evaluate and acquire a wide variety of assets, we have historically prioritized assets with potential for high monthly recurring cashflows and primarily target assets that have a potential payback within the short to medium-term and long-term cashflows.

As of June 30, 2025, we have completed 4,455 acquisitions from landowners and other mineral interest owners, representing approximately 548,220 NRAs of royalty assets and 586,923 of NMAs of leasehold assets since 2019. Over that same period, in addition to completing numerous small transactions, we completed more than 74 transactions larger than 1,000 NMAs that account for approximately 68% of our NMAs. We have acquired mineral, royalty, and leasehold interests from individuals, families, trusts, partnerships, small minerals aggregators, minerals brokers, large private minerals companies, private oil and gas E&P companies, and public minerals companies. We also actively manage our portfolio of assets and, as of June 30, 2025, have sold 3,152 NMAs since 2019.

Following the acquisition of an asset, we typically share in the proceeds of the natural resources extracted and sold by a third-party E&P operator. For certain assets, we operate our own direct drilling operations through our direct wholly owned subsidiary, PhoenixOp.

For the six months ended June 30, 2025 and 2024 we had revenue of $279.6 million and $120.5 million, respectively, net income (loss) of $24.3 million and less than $(0.1) million, respectively, and EBITDA of $164.0 million and $72.6 million, respectively. For the years ended December 31, 2024, 2023, and 2022, we had revenue of $281.2 million, $118.1 million, and $54.6 million, respectively, net income (loss) of $(24.8) million, $(16.2) million, and $5.7 million, respectively, and EBITDA of $150.7 million, $65.9 million, and $29.7 million, respectively. As of June 30, 2025 and December 31, 2024, 2023, and 2022, we had total assets of $1,369.6 million, $1,029.1 million, $493.2 million, and $157.0 million, respectively, total liabilities of $1,379.4 million, $1,063.1 million, $498.0 million, $148.3 million, respectively (inclusive of total indebtedness of $1,220.6 million, $987.9 million, $447.9 million, and $116.9 million, respectively), and retained earnings (accumulated deficit) of $(10.2) million, $(34.5) million, $(9.7) million, and $6.5 million, respectively. Through 2024, we incurred a significant amount of debt in order to accelerate the growth of our business by acquiring additional assets and establishing our direct drilling operations. As a result, our cash flows from operations alone would not have been sufficient to service required cash interest and principal payment obligations under our then-existing debt in 2023 and 2024. During the six months ended June 30, 2025, we continued to incur a significant amount of debt. Furthermore, as of December 31, 2024, we estimate that we will need to make approximately $749.3 million and $3,224.8 million in capital expenditures to develop all our proved and probable undeveloped reserves, respectively, and that we will need to raise approximately $658.9 million in additional capital through the end of 2028 to fund such development. Although we expect our cash flows from operations to be sufficient to service cash interest and principal payment obligations under our debt for the foreseeable future, there can be no assurance as to the sufficiency of our cash flows for that purpose, and we do not expect such cash flows alone to be adequate to fund both our debt service obligations and the development of our reserves. Therefore, we expect to require additional capital to fund our growth and may require additional liquidity to service our debt. As a result, we may use the proceeds of additional debt or securities offerings or this offering to make interest and principal payments on our existing debt. See “Risk Factors—Risks Related to Our Business and Operations—The acquisition and development of our properties, directly or through our third-party E&P operators, will require substantial capital, and we and our third-party E&P operators may be unable to obtain needed capital or financing on satisfactory terms or at all, including as a result of increases in the cost of capital resulting from Federal Reserve policies in the past few years and otherwise,” “Risk Factors—Risks Related to Our Indebtedness—Despite our current level of indebtedness, we will still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above,” “Risk Factors—Risks Related to Our Indebtedness—We may not be able to generate sufficient cash to service all of our existing and future indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful,” “Risk Factors—Risks Related to the Preferred Shares and this Offering—The Preferred Shares are junior and subordinated to our existing and future indebtedness,” “Risk Factors—Risks Related to the Preferred Shares and this Offering—We may invest or spend the proceeds of this offering in ways with which you may not agree,” “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Segments

We operate under three segments: mineral and non-operating, operating, and securities. Our mineral and non-operating segment comprises our operations for the acquisition of mineral interests and non-operated working interests in oil and gas properties, through which we share in the proceeds of the natural resources extracted and sold by the operator. Our operating segment comprises our operations related to our drilling, extraction, and production activities, which today are conducted through PhoenixOp. Our securities segment comprises our operations related to our capital raising activities associated with our debt securities offerings. Our management evaluates our performance and allocates resources based in part on segment operating profit, which is calculated as total segment revenue less operating expenses attributable to the segment, which includes allocated corporate costs.

Sources of Our Revenue

Our revenues have historically primarily constituted mineral and royalty payments received from our third-party E&P operators based on the sale of crude oil, natural gas, and NGL production from our interests. In 2024, we commenced sales of crude oil, natural gas, and NGL and began generating product sales in our operating segment through our wholly owned subsidiary, PhoenixOp, which was formed for the purposes of drilling, extracting, and operating producing wells. Product sales accounted for over 65% and 45% of our total revenues for the six months ended June 30, 2025 and the year ended December 31, 2024, respectively, and we expect to derive a significant portion of our total revenues from product sales of crude oil, natural gas, and NGL to PhoenixOp’s customers in the future. Our revenues may vary significantly from period to period because of changes in commodity prices, production mix, and volumes of production sold by our E&P operators, including PhoenixOp. We also derive revenues from performing saltwater disposal services on wells operated by PhoenixOp, as well as redemption fees charged to investors, generally in connection with the early redemption of their investments. Other revenue in the securities segment is derived almost exclusively from intersegment interest expense to the mineral and non-operating segment and the operating segment, and is eliminated in consolidation.

Principal Components of Our Cost Structure

As a mineral, royalty, and non-operated working interest owner, we may incur lease operating expenses and our proportionate share of production, severance, and ad valorem taxes. In those circumstances, revenues are recognized net of production taxes and post-production expenses. Through PhoenixOp’s operations, we also incur certain production costs, including gathering, processing, and transportation costs, which are presented as a component of cost of sales on our consolidated statements of operations. Shared corporate costs that are overhead in nature and not directly associated with any one of our segments, including certain general and administrative expenses, executive or shared-function payroll costs, and certain limited marketing activities, are allocated to our segments based on usage and headcount, as appropriate. Cost of sales and depreciation, depletion, and amortization are not applicable to the securities segment.

Cost of Sales

Lease Operating Expenses

We incur lease operating expenses through: (i) our ownership of non-operated working interests, paying our pro rata share of cost of labor, equipment, maintenance, saltwater disposal, workover activity, and other miscellaneous costs; and (ii) PhoenixOp, where such costs are directly incurred through our own drilling and extraction activities. We generally expect that these expenses will increase as our number of mineral interest and non-operated working interests in oil and gas properties increase, and as our operating activities on wells operated by PhoenixOp continue to increase.

Production and Ad Valorem Taxes

Production taxes are paid at fixed rates on produced crude oil, natural gas, and NGL based on a percentage of revenues from our volume of products sold, established by federal, state, or local taxing authorities. Where we utilize third-party operators, the E&P companies that operate on our interests withhold and pay our pro rata share of production taxes on our behalf. We directly pay ad valorem taxes in the counties where our properties are located. Ad valorem taxes are generally based on the appraised value of our crude oil, natural gas, and NGL properties. We generally expect that these expenses will increase as our number of mineral interest and non-operated working interests in oil and gas properties increase, as we continue oil and gas operating activities on operated properties, and as production from such properties increases.

Production Costs

Production costs include gathering, processing, and transportation costs that we incur to gather and transport our oil and gas production to a point of sale. We generally expect that these costs will increase as our activities in our operating segment increase and as our oil and gas operating activities result in increased production volumes. For example, our production costs increased throughout 2024 and the first quarter of 2025 as our oil and gas operating activities came online and PhoenixOp operated production from our first operated properties.

Depreciation, Depletion, and Amortization

Depreciation, depletion, and amortization is the systematic expensing of the capitalized costs incurred to acquire, explore, and develop crude oil, natural gas, and NGL. We follow the successful efforts method of accounting, pursuant to which we capitalize the costs of our proved crude oil, natural gas, and NGL mineral interest properties, which are then depleted on a unit-of-production basis based on proved crude oil, natural gas, and NGL reserve quantities. Our estimates of crude oil, natural gas, and NGL reserves are, by necessity, projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data, as well as the projection of future rates of production. Any significant variance in these assumptions could materially affect the estimated quantity of the reserves, which could affect the rate of depletion related to our crude oil, natural gas, and NGL properties. Depreciation, depletion, and amortization also includes the expensing of office leasehold costs and equipment. We expect depletion to continue to increase in subsequent periods as our gross production of oil, gas, and other products increases.

Selling, General, and Administrative Expense

Selling, general, and administrative expenses consist of costs incurred related to overhead, office expenses, and fees for professional services such as audit, tax, legal, and other consulting services. In connection with this offering, we expect to incur additional costs related to being a public company. See “—Factors Affecting the Comparability of Our Financial Condition and Results of Operations.”

Selling, general, and administrative expenses are allocated directly to a segment when there is a clear cost-benefit relationship between the expense and the segment that received the benefit. All other costs are aggregated within pools and allocated to each segment using a level-of-effort formula. We expect general and administrative expense to continue to increase period over period as we continue to grow and capitalize on opportunities within each segment; however, we do expect the percentage of growth to begin to decline as our business matures.

Payroll and Payroll-Related Expense

Payroll and payroll-related expenses consist of personnel costs for executive and employee compensation and related benefits. Payroll and payroll-related expenses are allocated directly to the segment associated with a respective employee, with the exception of corporate personnel, whose costs are allocated to the segments based on a reasonable level-of-effort formula. We expect payroll expenses to continue to increase period over period as we continue to grow; however, we do expect the percentage of growth to begin to decline as our business matures.

Advertising and Marketing Expense

We incur advertising and marketing costs primarily in our securities segment. Advertising and marketing costs include third-party services related to public relations, market research, and the development of strategic initiatives, brand messaging, and communication materials that are produced for our investors to generate greater awareness and promote investor engagement. We expect advertising and marketing costs to vary from period to period as we undertake targeted campaigns or initiatives. Advertising and marketing costs are expensed as incurred.

Interest Expense, Net

We have financed a significant portion of our working capital requirements and acquisitions with borrowings under credit facilities and the issuance of debt securities. As a result, we incur interest expense that is affected by both fluctuations in interest rates and our financing decisions. We reflect interest paid to the lenders under credit facilities and holders of our debt securities and amortization of debt discount and debt issuance costs in interest expense in our consolidated statements of operations. Interest expense is primarily incurred within the securities segment and allocated to the mineral and non-operating segment and the operating segment based on the carrying value of the oil and gas properties owned by the respective segment at the balance sheet date. Allocated intersegment interest expense is eliminated in consolidation. We expect interest expense to continue to increase period over period as we raise additional capital to meet our objectives.

How We Evaluate Our Operations

We use a variety of operational and financial measures to assess our performance. Among the measures considered by management are the following:

•	volumes of oil, natural gas, and NGL produced;

•	number of producing wells, spud wells, and permitted wells;

•	commodity prices; and

•	revenue and EBITDA.

Volumes of Oil, Natural Gas, and NGL Produced

In order to track and assess the performance of our assets, we monitor and analyze our production volumes from our mineral and royalty interests. We also regularly compare projected volumes to actual reported volumes and investigate unexpected variances.

Producing Wells, Spud Wells, and Permitted Wells

In order to track and assess the performance of our assets, we monitor the number of permitted wells, spud wells, completions, and producing wells on our mineral and royalty interests in an effort to evaluate near-term production growth.

Commodity Prices

Historically, oil, natural gas, and NGL prices have been volatile and may continue to be volatile in the future. During the past five years, the posted price for West Texas Intermediate (“WTI”) has ranged from a low of negative $36.98 per barrel in April 2020 to a high of $123.64 per barrel in March 2022. Over the same period, the Henry Hub spot market for natural gas has ranged from a low of $1.21 per MMBtu in November 2024 to a high of $23.86 per MMBtu in February 2021. Recently, oil and natural gas prices have been significantly volatile, going from $71.20 per barrel and $3.95 per MMBtu as of April 1, 2025 to a low of $57.13 per barrel as of May 5,

2025 and $2.71 per MMBtu as of April 25, 2025. Lower prices may not only decrease our revenues, but also potentially the amount of oil, natural gas, and NGL that our operators can produce economically. See “Risk Factors—Risks Related to Our Business and Operations—Our business is sensitive to the price of oil and gas and sustained declines in prices may adversely affect our financial position, financial results, cash flows, access to capital, and ability to grow.”

Oil. The substantial majority of our oil production is sold at prevailing market prices, which fluctuate in response to many factors that are outside of our control. The majority of our oil production is priced at the prevailing market price with the final realized price affected by both quality and location differentials. The chemical composition of crude oil plays an important role in its refining and subsequent sale as petroleum products. As a result, variations in chemical composition relative to the benchmark crude oil, usually WTI, will result in price adjustments, which are often referred to as quality differentials. The characteristics that most significantly affect quality differentials include the density of the oil, as characterized by its American Petroleum Institute gravity, and the presence and concentration of impurities, such as sulfur. Location differentials generally result from transportation costs based on the produced oil’s proximity to consuming and refining markets and major trading points.

Natural Gas. The U.S. New York Mercantile Exchange (“NYMEX”) price quoted at Henry Hub is a widely used benchmark for the pricing of natural gas in the United States. The actual prices realized from the sale of natural gas differ from the quoted NYMEX price as a result of quality and location differentials. Quality differentials result from the heating value of natural gas measured in Btu and the presence of impurities, such as hydrogen sulfide, carbon dioxide, and nitrogen. Natural gas containing ethane and heavier hydrocarbons has a higher Btu value and will realize a higher volumetric price than natural gas that is predominantly methane, which has a lower Btu value. Natural gas with a higher concentration of impurities will realize a lower price due to the presence of the impurities in the natural gas when sold or the cost of treating the natural gas to meet pipeline quality specifications. Natural gas, which currently has limitations on transportation in certain regions, is subject to price variances based on local supply and demand conditions and the cost to transport natural gas to end-user markets.

NGL. NGL pricing is generally tied to the price of oil, but varies based on differences in liquid components and location.

EBITDA

We calculate EBITDA by adding back to net income (loss), interest income and expense and depreciation, depletion, amortization, and accretion expense for the respective periods. EBITDA is a non-GAAP supplemental financial measure used by our management to understand and compare our operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate financial performance and liquidity, in each case, without regard to financing methods, capital structure, or historical cost basis. EBITDA is presented as supplemental disclosure as we believe it provides useful information to investors and others in understanding and evaluating our results, prospects, and liquidity period over period, including as compared to results of other companies. EBITDA does not represent and should not be considered an alternative to, or more meaningful than, net income (loss), income from operations, cash flows from operating activities, or any other measure of financial performance presented in accordance with GAAP as measures of financial performance. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income (loss), the most directly comparable GAAP financial measure. Other companies may not publish this or similar metrics, and our computation of EBITDA may differ from computations of similarly titled measures of other companies.

Factors Affecting the Comparability of Our Financial Condition and Results of Operations

Our historical financial condition and results of operations for the periods presented may not be comparable, either from period to period or going forward, primarily for the following reasons:

Acquisitions

There is typically a lag (e.g., six to eighteen months) between when acquisitions are made and when those investments generate meaningful revenue. As a result, many of the investments we made in 2023 began generating revenue in 2024, and we anticipate the same delayed effect will occur from 2024 to 2025 and in the future as we continue to invest in new opportunities. We intend to pursue potential accretive acquisitions of additional mineral and royalty interests by capitalizing on our specialized software, as well as our management team’s expertise and relationships. We believe we will be well-positioned to acquire such assets and, should such opportunities arise, identifying and executing acquisitions will be a key part of our strategy. However, if we are unable to make acquisitions on economically acceptable terms, our future growth may be limited, and any acquisitions we make may reduce, rather than increase, our cash flows and ability to make further investments in our business, satisfy our debt obligations and pay distributions on the Preferred Shares. Additionally, it is possible that we will effect divestitures of certain of our assets. Any such acquisitions or divestitures affect the comparability of our results of operations from period to period.

Supply, Demand, Market Risk, and Their Impact on Oil Prices

Commodity prices are a significant factor impacting our revenues, profitability, operating cash flows, the amount of capital we invest in our business, and redemption of our debt. During the period from January 1, 2021 through June 30, 2025, prices for crude oil reached a high of $123.70 per Bbl and a low of $47.47 per Bbl. Over the same time period, natural gas prices reached a high of $23.86 per MMBtu and a low of $1.21 per MMBtu. These prices experience large swings, sometimes on a day-to-day or week-to-week basis. For the six months ended June 30, 2025, the average NYMEX crude oil and natural gas prices were $68.12 per Bbl and $3.66 per MMBtu, respectively, representing a decrease of 14.5% and an increase of 74.1%, respectively, from the average NYMEX prices during the six months ended June 30, 2024. Recently, oil and natural gas prices have been significantly volatile, going from $71.20 per barrel and $3.95 per MMBtu as of April 1, 2025 to a low of $57.13 per barrel, as of May 5, 2025 and $2.71 per MMBtu as of April 25, 2025.

Commodity prices over that time period have been volatile and will likely continue to be volatile in the future. Crude oil prices over that time period were impacted by a variety of factors affecting current and expected supply and demand dynamics, including strong demand for crude oil, domestic supply reductions, OPEC control measures, market disruptions resulting from broader macroeconomic drivers, such as the Russia-Ukraine war, sanctions on Russia, and conflicts and tensions in the Middle East, including involving Israel and Iran. More recently, we believe that commodity prices, including crude oil prices, have been impacted by uncertainties regarding U.S. trade policies and concerns over slowing economic growth and resulting reductions in estimated oil consumption. Market prices for NGL are influenced by the components extracted, including ethane, propane, and butane and natural gasoline, among others, and the respective market pricing for each component. Other factors impacting supply and demand include weather conditions, pipeline capacity constraints, inventory storage levels, basis differentials, export capacity, and the strength of the U.S. dollar, as well as other factors, the majority of which are outside of our control.

We expect commodity price volatility to continue given the complex global dynamics of supply and demand that exist in the market. See “Risk Factors—Risks Related to Our Business and Operations—Our business is sensitive to the price of oil and gas, and sustained declines in prices may adversely affect our financial position, financial results, cash flows, access to capital, and ability to grow” for further discussion on how volatility in commodity prices could impact us.

We are currently monitoring our operations and industry developments, including our drilling operations and production plans, in light of recent changes in the commodity price environment and industry volatility. While we believe the company is well-positioned to navigate a lower-price environment, in the event of a prolonged period of lower commodity prices, our cash flows from operations would decrease and we may determine to adjust our business plan by adjusting capital expenditures, decreasing drilling operations, and/or reducing production plans, among other actions. Such actions and circumstances would also impact our revenue, operating expenses, and liquidity. For example, we may also be required to raise additional capital, above our current expectations, in order to fully realize our current or adjusted business plan.

We are also monitoring the impact of the tariffs announced by the United States federal government in 2025. While there is significant uncertainty as to the duration of these and any further tariffs, and the impacts these tariffs and any corresponding retaliatory tariffs will have on the oil and gas industry and on commodity prices, we do not currently expect that the financial impact of the tariffs will be material to capital expenditures or operating expenses in 2025. We expect the primary impact of the tariffs to be on certain drilling input costs, such as steel casing.

Reporting and Compliance Expenses

In connection with this offering, we expect to incur incremental non-recurring costs related to our transition to being a listed public company. We also expect to continue to incur significant and recurring expenses as a public reporting company, such as expenses associated with SEC reporting requirements, including annual and quarterly reports, SOX compliance expenses, costs associated with the employment of additional personnel, increased independent auditor fees, increased legal fees, investor relations expenses, and increased director and officer insurance expenses. Certain of these general and administrative expenses are not included in our historical financial statements.

Derivatives

To reduce the impact of fluctuations in oil, NGL, and natural gas prices on our revenues, we periodically enter into commodity derivative contracts with respect to certain of our oil, NGL, and natural gas production through various transactions that limit the risks of fluctuations of future prices. We plan to continue our practice of entering into such transactions to reduce the impact of commodity price volatility on our cash flows from operations.

Impairment

We evaluate our producing properties for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When assessing proved properties for impairment, we compare the expected undiscounted future cash flows of the proved properties to the carrying amount of the proved properties to determine recoverability. If the carrying amount of proved properties exceeds the expected undiscounted future cash flows, the carrying amount is written down to the properties’ estimated fair value, which is measured as the present value of the expected future cash flows of such properties. The factors used to determine fair value include estimates of proved reserves, future commodity prices, timing of future production, and a risk-adjusted discount rate. The proved property impairment test is primarily impacted by future commodity prices, changes in estimated reserve quantities, estimates of future production, overall proved property balances, and depletion expense. If pricing conditions decline or are depressed, or if there is a negative impact on one or more of the other components of the calculation, we may incur proved property impairments in future periods. For example, commodity prices remain volatile and have generally decreased over the course of 2025. As a result, we may be required to incur such impairments in future periods.

Debt and Interest Expense

We have a significant amount of debt and may incur significantly more in the future to finance, among other things, acquisitions, investments in PhoenixOp, and payments on our debt. As a result, we incur interest expense that is affected by both fluctuations in interest rates and our financing decisions. Increases in interest rates as a result of inflation and a potentially recessionary economic environment in the United States could have a negative effect on the demand for oil and natural gas, as well as our borrowing costs.

PhoenixOp

Our wholly owned subsidiary, PhoenixOp, was formed to manage and conduct drilling, extraction, and related oil and gas operating activities. PhoenixOp commenced the spudding of its first wells in the third quarter of 2023. The first five wells completed by PhoenixOp began production in the first quarter of 2024, and the next five wells began production in the second quarter of 2024. As of June 30, 2025, PhoenixOp placed an additional 52 wells in production, and had 32 wells in various stages of development. Given its limited operations in 2023, PhoenixOp’s revenue was $1.2 million for that year and ramped to $125.6 million in 2024. For the six months ended June 30, 2025, PhoenixOp’s operations increased as compared to the six months ended June 30, 2024 and its revenue was $181.5 million. As more wells continue to commence production, and more properties are contributed to PhoenixOp for potential future production, we expect to derive a significant portion of our total revenues from PhoenixOp and our operating segment. We believe these operations represent a significant source of potential revenue growth. In addition, as PhoenixOp is an E&P operator, it incurs greater operating costs related to drilling, extraction, and related oil and gas operating activities than our mineral and non-operating activities. As a result, we expect our operating costs to increase as PhoenixOp’s operations expand and become a greater portion of our overall business. These operations continue to execute well against our business plan and we expect these trends to continue through 2025. We are currently monitoring PhoenixOp operations and industry developments in light of recent changes in the commodity price environment. While we believe these operations are well-positioned to navigate a lower-price environment, we may reduce operations, such as reducing rigs or completion crews, in response to prolonged periods of decreased commodity prices, which would reduce our revenue generated by PhoenixOp and could have an adverse effect on our business, financial condition, results of operations, and cash flows from operations.

2025 Outlook

The following table presents our current estimates of certain financial and operating results for the full year of 2025. These forward-looking statements reflect our expectations as of the date of this Offering Circular, and are subject to substantial uncertainty. Our results are inherently unpredictable, may fluctuate significantly, and may be materially affected by many factors, such as fluctuations in commodity prices, changes in global economic and geopolitical conditions, and changes in governmental regulations, among others. The following estimates are based on, among other things, our anticipated capital expenditures and drilling and operations programs, our ability to drill and complete wells consistent with our expectations, certain drilling, completion, and equipping cost assumptions, and certain well performance assumptions. In addition, achieving these estimates and maintaining the required drilling activity to achieve these estimates will depend on the availability of capital, the existing regulatory environment, commodity prices and differentials, rig and service availability, and actual drilling results, as well as other factors. Factors that could cause or contribute to changes of such estimates include those described in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statement” presented elsewhere in this Offering Circular. If any of these risks and uncertainties actually occur or the assumptions underlying our estimates are incorrect, our actual operating results, costs and activities may be materially and adversely different from our expectations or guidance. For example, we are currently monitoring our operations and industry developments in light of recent changes in the commodity price environment and industry volatility. While we believe the company is well-positioned to navigate a lower-price environment, a prolonged period of commodity prices below those assumed for purposes of our business plan and current estimates would have an adverse effect on our business, financial condition, results of operations, cash flows from operations, and 2025 outlook. If we adjust our business plan in response to such events, we may subsequently revise our 2025 outlook to reduce our expected ranges. For example, in such event, our expected ranges for revenue, net income, EBITDA, and production would likely decrease. Further, our total outstanding debt may increase to the extent we are required to raise additional capital, above our current expectations, in order to fully realize our current or adjusted business plan. In addition, investors should recognize that the reliability of any guidance diminishes in as much as it involves estimates for figures farther in the future, and so the farther we are from the end of 2025 the more likely that our actual results will differ materially from our guidance. In light of the foregoing, investors are urged to put our guidance in context and not to place undue reliance upon it.

	As of and for the Year Ending December 31, 2025
	Lower Range	Upper Range
	(dollars in thousands)
Revenue(1)	$595,000	$625,000
Total operating expenses	442,000	430,000
Net income	10,000	35,000
Interest expense, net	143,000	160,000
Depreciation, depletion, amortization, and accretion expense	157,000	180,000

EBITDA(2)	310,000	375,000

Total outstanding debt(3)	1,550,000	1,800,000
Production:
Crude oil (Bbls)	8,231,000	8,404,000
Natural gas (Mcf)(4)	10,600,000	10,845,000
NGLs (Bbls)	396,000	406,000

Total (Boe) (6:1)	10,393,667	10,617,500

Average daily production (Boe/d) (6:1)	28,476	29,089

(1)

Based on an average benchmark commodity price of $71.98/Bbl for crude oil and $3.94/Mcf for natural gas. Recently, oil and natural gas prices have been significantly volatile, going from $71.20 per barrel and $3.95 per MMBtu as of April 1, 2025 to a low of $57.13 per barrel, as of May 5, 2025 and $2.71 per MMBtu, as of April 25, 2025, before recovering to $74.84 per barrel and $3.851 per MMBtu as of April 25, 2025. See “Risk Factors—Risks Related to Our Business and Operations—Our business is sensitive to the price of oil and gas and sustained declines in prices may adversely affect our financial position, financial results, cash flows, access to capital, and ability to grow.”

(2)	EBITDA is a non-GAAP financial measure. See “—Non-GAAP Financial Measures.”
(3)

Assumes repayment of an aggregate of $103.3 million of debt outstanding as of December 31, 2024 and maturing prior to December 31, 2025, without any prepayments of debt not maturing prior to December 31, 2025, and the issuance of between $665.4 million and $915.4 million of new debt during the year ending December 31, 2025.

(4)

Revenue from natural gas has not historically represented a significant portion of our total revenues. We anticipate this trend to continue and, as a result, we currently estimate 844 MMcf to 866 MMcf of natural gas volumes (of the production range presented above) will be sold and recognized as revenues for the year ending December 31, 2025.

Results of Operations for the Six Months Ended June 30, 2025 Compared to the Six Months Ended June 30, 2024

The following table summarizes our consolidated results of operations for the periods indicated:

	Six Months Ended June 30,		Change
	2025	2024	$	%
	(in thousands)
Revenues
Product sales	$181,529	$33,990	$147,539	434%
Mineral and royalty revenues	61,871	85,588	(23,717)	(28)%
Purchased crude oil sales	30,800	—	30,800	NM
Water services	5,200	904	4,296	475%
Other revenues	181	28	153	546%

Total revenues	279,581	120,510	159,071	132%

Operating expenses
Cost of sales	62,252	22,927	39,325	172%
Depreciation, depletion, amortization, and accretion	67,842	37,775	30,067	80%
Purchased crude oil expenses	30,352	—	30,352	NM
Selling, general, and administrative	15,895	13,111	2,784	21%
Payroll and payroll-related	16,022	10,732	5,290	49%
Advertising and marketing	837	161	676	420%
Loss on sale of assets	—	564	(564)	(100)%
Impairment expense	522	—	522	NM

Total operating expenses	193,722	85,270	108,452	127%

Income from operations	85,859	35,240	50,619	144%

Other income (expense)
Interest income	1,052	55	997	1,813%
Interest expense, net	(72,874)	(34,915)	(37,959)	(109)%
Gain (loss) on derivatives	10,842	(86)	10,928	12,707%
Loss on debt extinguishment	(582)	(301)	(281)	(93)%

Total other expenses	(61,562)	(35,247)	(26,315)	(75)%

Net income (loss)	$24,297	$(7)	$24,304	347,200%

NM – not meaningful.

The following tables summarize our segment operating profit for the periods indicated:

	Six Months Ended June 30, 2025
	Mineral and Non-operating	Operating	Securities	Eliminations	Total
	(in thousands)
Total revenues	$61,941	$217,559	$63,319	$(63,238)	$279,581
Total operating expenses	(44,776)	(141,393)	(7,653)	100	(193,722)

Segment operating profit	$17,165	$76,166	$55,666	$(63,138)	$85,859

	Six Months Ended June 30, 2024
	Mineral and Non-operating	Operating	Securities	Eliminations	Total
	(in thousands)
Total revenues	$85,651	$34,894	$31,822	$(31,857)	$120,510
Total operating expenses	(55,856)	(24,349)	(5,128)	63	(85,270)

Segment operating profit	$29,795	$10,545	$26,694	$(31,794)	$35,240

The following table summarizes our production data and average realized prices for the periods indicated:

	Six Months Ended June 30,		Change
	2025	2024	$	%
Production Data:
Crude oil (Bbls)	3,513,479	1,570,516	1,942,963	123.7%
Natural gas (Mcf)	1,339,354	1,500,220	(160,866)	(10.7)%
NGL (Bbls)	190,387	217,607	(27,220)	(12.5)%

Total (BOE)(6:1)	3,927,092	2,038,160	1,888,932	92.7%
Average daily production (BOE/d) (6:1)	21,697	11,199	10,498	93.7%
Average Realized Prices(a):
Crude oil (Bbl)	$66.86	$70.80	$(3.94)	(5.6)%
Natural gas (Mcf)	$2.94	$1.92	$1.02	53.1%
NGL (Bbl)	$23.86	$25.30	$(1.44)	(5.7)%

(a)	Average realized prices are net of certain post-production costs that are deducted from our royalties.

Revenues

The following table shows the components of our revenue for the periods presented:

	Six Months Ended June 30,		Change
	2025	2024	$	%
	(in thousands)
Product sales
Crude oil	$179,640	$33,156	$146,484	441.8%
Natural gas	637	113	524	463.7%
NGL	1,252	721	531	73.6%

Total product sales	181,529	33,990	147,539	434.1%

Mineral and royalty revenues
Crude oil	55,286	78,031	(22,745)	(29.1)%
Natural gas	3,295	2,772	523	18.9%
NGL	3,290	4,785	(1,495)	(31.2)%

Total mineral and royalty revenues	61,871	85,588	(23,717)	(27.7)%

Purchased crude oil sales	30,800	—	30,800	NM
Water services	5,200	904	4,296	475.2%
Other revenue	181	28	153	546.4%

Total revenues	$279,581	$120,510	$159,071	132.0%

NM – not meaningful.

Revenue was $279.6 million for the six months ended June 30, 2025, as compared to $120.5 million for the same period in 2024, an increase of $159.1 million, or 132.0%. The increase was primarily attributable to a $147.5 million increase in product sales generated from our direct drilling, extraction, and related oil and gas operating activities, $30.8 million of purchased crude oil sales derived from the sale of crude oil purchased from working interest owners and royalty interest holders in wells operated by PhoenixOp that did not exist in the prior period, and a $4.3 million increase in revenue from water disposal services, partially offset by a $23.7 million decrease in mineral and royalty revenues generated from our mineral and non-operating activities.

Mineral and Non-operating Segment

Mineral and non-operating segment revenue was $61.9 million for the six months ended June 30, 2025, as compared to $85.7 million for the same period in 2024, a decrease of $23.7 million, or 27.7%. The decrease in segment revenue was primarily driven by decreased revenues from crude oil due to a 27.0% decrease in production volumes from our acquisitions of mineral and non-operated working interests and a 2.9% decrease in the average realized price from $67.49/Bbl to $65.53/Bbl for crude oil within the mineral and non-operating segment in 2025 as compared to the same period in 2024.

Operating Segment

Operating segment revenue was $217.6 million for the six months ended June 30, 2025, as compared to $34.9 million for the same period in 2024, an increase of $182.7 million, or 523.5%. The increase was primarily attributable to a $147.5 million increase in product sales generated from our direct drilling, extraction, and related operating activities driven by increased wells placed into service, of which there were 62 producing wells placed into service as of June 30, 2025, as compared to 10 producing wells in service as of June 30, 2024, and $30.8 million of purchased crude oil sales derived from the sale of crude oil purchased from working interest owners and royalty interest holders in wells operated by PhoenixOp beginning in April 2025.

Operating Expenses

Cost of Sales

The following table shows the components of our cost of sales for the periods presented:

	Six Months Ended June 30,		Change
	2025	2024	$	%
	(in thousands)
Cost of sales
Production taxes	$20,735	$9,366	$11,369	121.4%
Lease operating expenses	21,593	11,637	9,956	85.6%
Production costs	19,924	1,924	18,000	935.6%

Total	$62,252	$22,927	$39,325	171.5%

Cost of sales was $62.3 million for the six months ended June 30, 2025, as compared to $22.9 million for the same period in 2024, an increase of $39.3 million, or 171.5%. The increase was primarily driven by increased drilling, extraction and related oil and gas operating activities associated with wells operated by PhoenixOp, partially offset by a decrease in cost of sales due to decreased production volumes from our acquisitions of mineral and non-operated working interests during the six months ended June 30, 2025 as compared to the same period in 2024.

Mineral and Non-operating Segment

Mineral and non-operating segment cost of sales was $11.3 million for the six months ended June 30, 2025, as compared to $15.3 million for the same period in 2024, a decrease of $3.9 million, or 25.9%. The decrease in segment cost of sales was primarily driven by a 27.0% decrease in crude oil production volumes from our acquisitions of mineral and non-operated working interests during the six months ended June 30, 2025 as compared to the same period in 2024.

Operating Segment

Operating segment cost of sales was $51.0 million for the six months ended June 30, 2025, as compared to $7.7 million for the same period in 2024, an increase of $43.3 million, or 560.0%. The increase in segment cost of sales was driven by increased production from PhoenixOp, which commenced operated production in the first quarter of 2024. As of June 30, 2025, PhoenixOp had placed into service an additional 52 producing wells since June 30, 2024, resulting in increased lease operating expenses, production and ad valorem taxes, and production costs during the six months ended June 30, 2025 as compared to the same period in 2024.

Depreciation, Depletion, Amortization, and Accretion Expense

The following table shows the components of our depletion, depreciation, amortization, and accretion expense for the periods presented:

	Six Months Ended June 30,		Change
	2025	2024	$	%
	(in thousands)
Depreciation, depletion, amortization, and accretion
Depletion	$67,815	$37,538	$30,277	80.7%
Depreciation	14	83	(69)	(83.1)%
Accretion on asset retirement obligations	13	154	(141)	(91.6)%

Total	$67,842	$37,775	$30,067	79.6%

Depreciation, depletion, amortization, and accretion expense was $67.8 million for the six months ended June 30, 2025, as compared to $37.8 million for the same period in 2024, an increase of $30.1 million, or 79.6%, primarily due to a $43.0 million increase in depletion expense within the operating segment driven by increases in our depletable cost bases, partially offset by a $12.6 million decrease within the mineral and non-operating segment primarily due to a lower depletion rate driven by reduced realized production volumes.

Mineral and Non-operating Segment

Depletion for the mineral and non-operating segment was $15.4 million for the six months ended June 30, 2025, as compared to $28.0 million for the same period in 2024, a decrease of $12.6 million, or 45.1%. On a per unit basis, depletion expense was $13.11 per Boe and $17.76 per Boe for the six months ended June 30, 2025 and 2024, respectively, a decrease of $4.65 per Boe, driven by a lower depletion rate primarily due to reduced realized production volumes.

Operating Segment

Depletion for the operating segment was $52.5 million for the six months ended June 30, 2025, as compared to $9.5 million for the same period in 2024, an increase of $43.0 million, or 451.9%, primarily due to increases in the depletable cost bases, partially offset by a lower depletion rate during the six months ended June 30, 2025 as compared to the same period in 2024. The lower depletion rate is primarily attributable to significant growth in proved reserves due to drilling activity by PhoenixOp.

Purchased Crude Oil Expenses

Purchased crude oil expense was $30.4 million for the six months ended June 30, 2025, with no comparable activity for the same period in 2024. This change is attributable to the commencement of marketing activities in April 2025 through Firebird Marketing within the operating segment. Purchased crude oil expense represents the purchase of crude oil from working interest owners and royalty interest holders in properties operated by PhoenixOp.

Selling, General, and Administrative Expense

Selling, general, and administrative expense was $15.9 million for the six months ended June 30, 2025, as compared to $13.1 million for the same period in 2024, an increase of $2.8 million, or 21.2%. The increase was primarily due to a $2.6 million increase in fees associated with land acquisition and title work, a $1.6 million increase in corporate overhead, a $1.0 million increase in financing-related costs including administrative costs associated with our securities offerings, and a $0.6 million increase in contract labor costs, partially offset by a $3.2 million decrease in fees associated with professional legal services.

Mineral and Non-operating Segment

Selling, general, and administrative expense for the mineral and non-operating segment was $9.7 million for six months ended June 30, 2025, as compared to $6.0 million for the same period in 2024, an increase of $3.7 million, or 61.1%. The increase was primarily due to increased fees associated with land acquisition and title work of $3.2 million, increased allocated corporate overhead of $0.9 million, and increased allocated financing costs of $0.3 million, partially offset by lower allocated professional legal fees of $0.9 million.

Operating Segment

Selling, general, and administrative expense for the operating segment was $3.1 million for the six months ended June 30, 2025 as compared to $4.3 million for the same period in 2024, a decrease of $1.2 million, or 27.7%, primarily due to decreased allocated professional legal fees.

Securities Segment

Selling, general, and administrative expense for the securities segment was $3.1 million for the six months ended June 30, 2025, as compared to $2.8 million for the same period in 2024. The increase of $0.3 million was not a significant change.

Payroll and Payroll-Related Expense

Payroll and payroll-related expense was $16.0 million for the six months ended June 30, 2025, as compared to $10.7 million for the same period in 2024, an increase of $5.3 million, or 49.3%, primarily as a result of increased employee headcount and compensation. Employee headcount increased from 109 employees at June 30, 2024 to 167 employees at June 30, 2025.

Mineral and Non-operating Segment

Payroll and payroll-related expense for the mineral and non-operating segment was $7.9 million for the six months ended June 30, 2025, as compared to $6.0 million for the same period in 2024, an increase of $1.9 million, or 31.6%, due to increased activity in acquiring leasehold and mineral assets.

Operating Segment

Payroll and payroll-related expense for the operating segment was $4.4 million for the six months ended June 30, 2025, as compared to $2.8 million for the same period in 2024, an increase of $1.6 million, or 59.6%, primarily due to the increased number of personnel engaged in our oil and gas operating activities.

Securities Segment

Payroll and payroll-related expense for the securities segment was $3.7 million for the six months ended June 30, 2025, as compared to $2.0 million for the same period in 2024, an increase of $1.8 million, or 87.9%, primarily due to the increased number of personnel engaged in the administration and management of our securities offerings.

Advertising and Marketing Expense

Advertising and marketing expense was $0.8 million for the six months ended June 30, 2025, as compared to $0.2 million for the same period in 2024, which was not material for any of the periods presented.

Loss on Sale of Assets

Loss on sale of assets was $0.6 million for the six months ended June 30, 2024, as result of the disposition of certain mineral interests in the Williston Basin within the mineral and non-operating segment, with no comparable activity in the current-year period.

Impairment Expense

Impairment expense was $0.5 million for the six months ended June 30, 2025, primarily as a result of lease expirations within the mineral and non-operating segment, with no comparable activity in the prior year period.

Other Expenses

Interest Expense, Net

Interest expense, net, was $72.9 million for the six months ended June 30, 2025, as compared to $34.9 million for the same period in 2024, an increase of $38.0 million, or 108.7%. The increase was primarily due to a $26.7 million increase in interest costs associated with sales of our unregistered debt securities and Registered Notes, which increased from $591.6 million outstanding at June 30, 2024 to $920.6 million outstanding at June 30, 2025, with no significant changes in interest rates between the periods and $17.6 million in interest costs associated with the Fortress Credit Agreement for the six months ended June 30, 2025 that did not occur in the prior year period. The increase was partially offset by decreased interest costs of $3.0 million associated with merchant cash advances and a line of credit which were previously outstanding as of June 30, 2024, but were repaid in full prior to 2025, and a $4.2 million increase in capitalized interest primarily due to higher qualifying asset expenditures.

Gain (Loss) on Derivatives

Gain on derivatives was $10.8 million for the six months ended June 30, 2025, as compared to a loss on derivatives of less than $0.1 million for the same period in 2024, primarily due to hedging transactions that did not exist in the prior period.

Loss on Debt Extinguishment

Loss on debt extinguishment was $0.6 million for the six months ended June 30, 2025, as compared to $0.3 million for the same period in 2024. The increase was primarily due to increased write-offs of debt issuance costs associated with the redemption of bonds issued pursuant to our unregistered debt offerings, of which $5.3 million of bonds were redeemed during the six months ended June 30, 2025, as compared to $4.0 million of bonds redeemed for the same period in 2024.

The following table summarizes the par value of bonds redeemed for the periods indicated:

	Six Months Ended June 30,		Change
	2025	2024	$	%
	(in thousands)
Reg D Bonds
August 2023 506(c) Bonds	$3,121	$1,340	$1,781	133%
July 2022 506(c) Bonds	400	—	400	NM
December 2022 506(c) Bonds	60	1,377	(1,317)	(96)%

Total Regulation D Bonds	3,581	2,717	864	32%

Reg A Bonds	854	959	(105)	(11)%
Adamantium Bonds	842	300	542	181%

Total	$5,277	$3,976	$1,301	33%

NM – not meaningful.

Results of Operations for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

The following table summarizes our consolidated results of operations for the periods indicated:

	Year Ended December 31,		Change
	2024	2023 (As Restated)	$	%
	(in thousands)
Revenues
Mineral and royalty revenues	$152,999	$118,088	$34,911	30%
Product sales	125,649	—	125,649	NM
Water services	2,478	—	2,478	NM
Other revenues	101	17	84	494%

Total revenues	$281,227	$118,105	$163,122	138%

Operating expenses
Cost of sales	$63,947	$19,733	$44,214	224%
Depreciation, depletion, amortization, and accretion	85,977	34,228	51,749	151%
Advertising and marketing	679	4,136	(3,457)	(84)%
Selling, general, and administrative	29,167	14,314	14,853	104%
Payroll and payroll-related	27,934	12,733	15,201	119%
Loss on sale of assets	564	—	564	NM
Impairment expense	564	974	(410)	(42)%

Total operating expenses	$208,832	$86,118	$122,714	142%

Income from operations	$72,395	$31,987	$40,408	126%

Other expenses
Interest income	$705	$66	$639	968%
Interest expense	(90,210)	(47,882)	(42,328)	(88)%
Loss on derivatives	(5,986)	(32)	(5,954)	18,606%
Loss on debt extinguishment	(1,697)	(328)	(1,369)	417%

Total other expenses	$(97,188)	$(48,176)	$(49,012)	(102)%

Net loss	$(24,793)	$(16,189)	$(8,604)	(53)%

NM – not meaningful.

The following tables summarize our segment operating profit (loss) for the periods indicated:

	Year Ended December 31, 2024
	Mineral and Non-operating	Operating	Securities	Eliminations	Total
	(in thousands)
Total revenues	$153,135	$128,127	$102,131	$(102,166)	$281,227
Total operating expenses	(109,636)	(83,982)	(15,350)	136	(208,832)

Segment operating profit (loss)	$43,499	$44,145	$86,781	$(102,030)	$72,395

	Year Ended December 31, 2023
	Mineral and Non-operating	Operating	Securities	Eliminations	Total
	(in thousands)
Total revenues	$116,902	$1,225	$40,509	$(40,531)	$118,105
Total operating expenses	(67,884)	(6,725)	(11,548)	39	(86,118)

Segment operating profit (loss)	$49,018	$(5,500)	$28,961	$(40,492)	$31,987

The following table summarizes our production data and average realized prices for the periods indicated:

	Year Ended December 31,		Change
	2024	2023	Amount	%
Production Data:
Crude oil (Bbls)	3,830,461	1,446,928	2,383,533	165%
Natural gas (Mcf)	2,979,341	2,152,939	826,402	38%
NGL (Bbls)	415,363	201,454	213,909	106%

Total (BOE)(6:1)	4,742,381	2,007,205	2,735,176	136%
Average daily production (BOE/d) (6:1)	12,993	5,499	7,494	136%
Average Realized Prices(a):
Crude oil (Bbl)	$68.49	$73.10	$(4.61)	(6)%
Natural gas (Mcf)	$1.86	$3.15	$(1.29)	(41)%
NGL (Bbl)	$25.22	$27.50	$(2.28)	(8)%

(a)	Average realized prices are net of certain post-production costs that are deducted from our royalties.

Revenues

The following table shows the components of our revenue for the periods presented:

	Year Ended December 31,		Change
	2024	2023	$	%
	(in thousands)
Mineral and royalty revenues
Crude oil	$138,640	$105,771	$32,869	31%
Natural gas	5,424	6,790	(1,366)	(20)%
NGL	8,935	5,527	3,408	62%

Total mineral and royalty revenues	$152,999	$118,088	$34,911	30%

Product sales
Crude oil	$123,340	$—	$123,340	NM
Natural gas	315	—	315	NM
NGL	1,994	—	1,994	NM

Total product sales	$125,649	$—	$125,649	NM

Water services	$2,478	$—	$2,478	NM
Other revenue	101	17	84	494%

Total revenues	$281,227	$118,105	$163,122	138%

NM – not meaningful.

Revenue was $281.2 million for the year ended December 31, 2024, as compared to $118.1 million for the same period in 2023, an increase of $163.1 million, or 138%. The increase was primarily attributable to a $125.6 million increase in product sales generated from our direct drilling, extraction, and related oil and gas operating activities and a $34.9 million increase in mineral and royalty revenues generated from our mineral and non-operating activities.

Mineral and Non-Operating Segment

Mineral and non-operating segment revenue was $153.1 million for the year ended December 31, 2024, as compared to $116.9 million for the same period in 2023, an increase of $36.2 million, or 31%. The increase in segment revenue was primarily driven by an overall increase in our mineral interests and non-operated working interests in oil and gas properties, which have expanded significantly in recent years. Acquisitions of such interests generally generate revenue in subsequent periods (e.g., on a six to eighteen-month lag). As a result, our mineral and non-operating segment revenue has increased over time as our portfolio of mineral interests and non-operated working interests in oil and gas properties has expanded. During the year ended December 31, 2024, we closed 1,802 unique transactions that added 134,809 NMAs of leasehold interests and 52,959 NRAs of mineral interests to our portfolio, as compared to 790 unique transactions, 64,569 NMA of leasehold interests, and 15,086 NRAs of mineral interests for the same period in 2023. The increase in our mineral and non-operating segment revenue was partially offset by lower commodity prices and higher post-production costs passed through to us relative to the increase in production volumes.

Operating Segment

Operating segment revenue was $128.1 million for the year ended December 31, 2024, as compared to $1.2 million for the same period in 2023. The increase in segment revenue was driven by the commencement of drilling activities by PhoenixOp. PhoenixOp began its operations in the third quarter of 2023 with the acquisition of five producing wells from another operator. As a result, segment revenues for the year ended December 31, 2023 were not material. PhoenixOp commenced production on its operated wells in 2024 and placed into service 32 additional wells as of December 31, 2024, resulting in increased segment revenue for the year ended December 31, 2024 as compared to the same period in 2023.

Operating Expenses

The following table shows the components of our cost of sales for the periods presented:

Cost of Sales

	Year Ended December 31,		Change
	2024	2023	$	%
	(in thousands)
Cost of sales
Lease operating expenses	$26,424	$9,011	$17,413	193%
Production taxes	25,457	10,672	14,785	139%
Production costs	12,066	50	12,016	24,032%

Total	$63,947	$19,733	$44,214	224%

Cost of sales was $63.9 million for the year ended December 31, 2024, as compared to $19.7 million for the same period in 2023, an increase of $44.2 million, or 224%. The increase was primarily driven by the commencement of our direct drilling, extraction, and related oil and gas operating activities in 2024, as well as an increase in our mineral interests and non-operated working interests in oil and gas properties.

Mineral and Non-Operating Segment

Mineral and non-operating segment cost of sales was $30.2 million for the year ended December 31, 2024, as compared to $19.3 million for the same period in 2023, an increase of $10.9 million, or 57%. The increase in segment cost of sales was primarily driven by an overall increase in our mineral interests and non-operated working interests in oil and gas properties and the resulting increase in lease operating expenses and production taxes.

Operating Segment

Operating segment cost of sales was $33.8 million for the year ended December 31, 2024, as compared to $0.5 million for the same period in 2023. The increase in segment cost of sales was driven by the commencement of operated production from newly drilled wells by PhoenixOp in the first quarter of 2024, at which time we began to recognize lease operating expenses, production and ad valorem taxes, and production costs in our operating segment. PhoenixOp began its operations in the third quarter of 2023, when it became the operator of five producing wells acquired from another operator. As a result, there were no material cost of sales incurred for the year ended December 31, 2023.

Depreciation, Depletion, Amortization, and Accretion Expense

The following table shows the components of our depletion, depreciation, amortization, and accretion expense for the period presented:

	Year Ended December 31,		Change
	2024	2023	$	%
	(in thousands)
Depletion, depreciation, amortization and accretion
Depletion	$85,706	$34,035	$51,671	152%
Depreciation	91	136	(45)	(33)%
Accretion on asset retirement obligations	180	57	123	216%

Total	$85,977	$34,228	$51,749	151%

Depreciation, depletion, amortization, and accretion expense was $86.0 million for the year ended December 31, 2024, as compared to $34.2 million for the same period in 2023, an increase of $51.7 million, or 151%, primarily due to an increase in our depletable bases within both the mineral and non-operating segment and the operating segment. On a per unit basis, depletion expense was $18.13 per Boe and $17.05 per Boe for the years ended December 31, 2024 and 2023, respectively. The increase in our depletion expense per Boe was predominantly driven by a higher depletion rate for the year ended December 31, 2024 as compared to the year ended December 31, 2023, as a direct result of the incurrence of significant capital expenditures related to developing operated wells under our operating entity, PhoenixOp. The depletion rate for the development capital is depleted at a higher rate as compared to leasehold due to the use of proved developed reserves versus total proved reserves under the successful efforts accounting method.

Mineral and Non-Operating Segment

Depletion for the mineral and non-operating segment was $50.6 million for the year ended December 31, 2024, as compared to $34.2 million for the same period in 2023. The increase in our segment depletion expense was predominantly driven by increased production and increased capital expenditures.

Operating Segment

Depletion for the operating segment was $35.4 million for the year ended December 31, 2024, as compared to less than $0.1 million for the same period in 2023 due to limited operations in the period.

Selling, General, and Administrative Expense

Selling, general, and administrative expense was $29.2 million for the year ended December 31, 2024, as compared to $14.3 million for the same period in 2023, an increase of $14.9 million, or 104%. The increase was primarily due to a $9.8 million increase in corporate overhead costs not directly associated with the segments but which have been allocated to the segments based on headcount and a level-of-effort formula, including a $8.8 million increase in legal, accounting, and consulting professional services fees, a $2.8 million increase in costs associated with our capital raise initiatives in our securities segment, and a $2.8 million increase in fees associated with land acquisition and title work in our mineral and non-operating segment, as further described below.

Mineral and Non-Operating Segment

Selling, general, and administrative expense for the mineral non-operating segment was $14.5 million for the year ended December 31, 2024, as compared to $6.8 million for the same period in 2023, an increase of $7.7 million, or 113%. The increase was primarily due to higher allocated corporate overhead of $4.5 million and increased fees associated with land acquisition and title work of $2.8 million during the year ended December 31, 2024 as compared to the same period in the prior year. This was primarily associated with our increased activity in acquiring leasehold and mineral assets.

Operating Segment

Selling, general, and administrative expense for the operating segment was $6.2 million for the year ended December 31, 2024, as compared to $2.8 million for the same period in 2023, an increase of $3.4 million, or 121%. The increase was due to PhoenixOp’s first full year period of full-time operations. PhoenixOp began its drilling and completion activities in September 2023 and operations continually grew throughout 2024.

Securities Segment

Selling, general, and administrative expense for the securities segment was $8.5 million for the year ended December 31, 2024, as compared to $4.7 million for the same period in 2023, an increase of $3.8 million, or 81%. The increase was primarily due to increased legal costs associated with our securities offerings of $2.0 million, increased securities administration costs of $0.8 million, and increased allocated corporate overhead of $0.9 million.

Payroll and Payroll-Related Expense

Payroll and payroll-related expense was $27.9 million for the year ended December 31, 2024, as compared to $12.7 million for the same period in 2023, an increase of $15.2 million, or 119%, primarily as a result of increased employee headcount, which increased from 118 employees at December 31, 2023 to 135 employees at December 31, 2024.

Mineral and Non-Operating Segment

Payroll and payroll-related expense for the mineral and non-operating segment was $13.3 million for the year ended December 31, 2024, as compared to $6.4 million for the same period in 2023, an increase of $6.9 million, or 108%, due to increased activity in acquiring leasehold and mineral assets.

Operating Segment

Payroll and payroll-related expense for the operating segment was $8.6 million for the year ended December 31, 2024, as compared to $3.2 million for the same period in 2023, an increase of $5.4 million, or 171%, due to PhoenixOp’s first full year period of full time operations.

Securities Segment

Payroll and payroll-related expense for the securities segment was $6.1 million for the year ended December 31, 2024, as compared to $3.2 million for the same period in 2023, an increase of $2.9 million, or 91%, primarily due to the increased number of personnel engaged in the administration and management of our securities offerings.

Advertising and Marketing Expense

Advertising and marketing expense was $0.7 million for the year ended December 31, 2024, as compared to $4.1 million for the same period in 2023, a decrease of $3.5 million, or 84%. The decrease was primarily the result of spending $3.6 million on an audio marketing campaign in 2023 attributable to the securities segment that did not recur in 2024.

Loss on Sale of Assets

Loss on sale of assets was $0.6 million for the year ended December 31, 2024 as a result of the disposition of certain mineral interests in the Williston basin within the mineral and non-operating segment, with no comparable activity in the prior-year period.

Impairment Expense

Impairment expense was $0.6 million for the year ended December 31, 2024, as compared to $1.0 million for the same period in 2023. In 2024, impairment expense was a result of write-offs associated with title defects and lease expirations within the mineral and non-operating segment, whereas impairment expense in 2023 was attributable to a decrease in natural gas prices and the resulting impairment of the carrying value of our proved natural gas properties within the mineral and non-operating segment.

Other Expenses

Interest Expense

Interest expense was $90.2 million for the year ended December 31, 2024, as compared to $47.9 million for the same period in 2023, an increase of $42.3 million, or 88%. The increase was primarily due to increased sales of our unregistered debt securities, which increased from $421.8 million outstanding at December 31, 2023 to $737.9 million outstanding at December 31, 2024, with no significant changes in interest rates between the periods, and a $2.9 million increase in amortized debt discount and debt issuance costs for the year ended December 31, 2024 as compared to the prior-year period.

Loss on Derivatives

Loss on derivatives was $6.0 million for the year ended December 31, 2024, as compared to less than $0.1 million for the same period in 2023. The increase was primarily a result of unfavorable changes in the mark-to-market value of commodity derivatives entered into during the second half of 2024, with limited comparable activity for the same period in 2023.

Loss on Debt Extinguishment

Loss on debt extinguishment was $1.7 million for the year ended December 31, 2024, as compared to $0.3 million for the same period in 2023. The increase was primarily due to increased write-offs of debt issuance costs associated with the early redemptions of bonds issued pursuant to Regulation A and Regulation D, of which $17.7 million of bonds were redeemed during the year ended December 31, 2024, as compared to $4.3 million of bonds redeemed for the same period in 2023.

The following table summarizes the par value of bonds redeemed for the periods indicated:

	Year Ended December 31,		Change
	2024	2023	$	%
	(in thousands)
August 2023 506(c) Bonds	$12,426	$265	$12,161	4,589%
Reg A Bonds	2,306	2,122	184	9%
December 2022 506(c) Bonds	1,592	1,004	588	59%
Adamantium Bonds	1,319	—	1,319	NM
July 2022 506(c) Bonds	100	915	(815)	(89)%

Total	$17,743	$4,306	$13,437	312%

NM – not meaningful.

Results of Operations for the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

The following table summarizes our consolidated results of operations for the periods indicated:

	Year Ended December 31,		Change
	2023 (As Restated)	2022 (As Restated)	$	%
	(in thousands)
Revenues	$118,105	$54,554	$63,551	116%
Operating expenses
Cost of sales	$19,733	$9,573	$10,160	106%
Depreciation, depletion, amortization, and accretion	34,228	12,144	22,084	182%
Selling, general, and administrative	14,314	5,563	8,751	157%
Payroll and payroll-related	12,733	6,023	6,710	111%
Advertising and marketing	4,136	1,353	2,783	206%
Impairment expense	974	—	974	NM

Total operating expenses	$86,118	$34,656	$51,462	148%

Income from operations	$31,987	$19,898	$12,089	61%

Other expenses
Interest income	$66	$—	$66	NM
Interest expense	(47,882)	(11,893)	(35,989)	303%
Loss on derivatives	(32)	(2,239)	2,207	(99)%
Loss on debt extinguishment	(328)	(92)	(236)	257%

Total other expenses	$(48,176)	$(14,224)	$(33,952)	239%

Net income (loss)	$(16,189)	$5,674	$(21,863)	(385)%

NM – not meaningful.

The following tables summarize our segment operating profit (loss) for the periods indicated:

	Year Ended December 31, 2023
	Mineral and Non-operating	Operating	Securities	Eliminations	Total
	(in thousands)
Total revenues	$116,902	$1,225	$40,509	$(40,531)	$118,105
Total operating expenses	(67,884)	(6,725)	(11,548)	39	(86,118)

Segment operating profit (loss)	$49,018	$(5,500)	$28,961	$(40,492)	$31,987

	Year Ended December 31, 2022
	Mineral and Non-operating	Operating	Securities	Eliminations	Total
	(in thousands)
Total revenues	$54,554	$—	$4,991	$(4,991)	$54,554
Total operating expenses	(31,306)	—	(3,350)	—	(34,656)

Segment operating profit (loss)	$23,248	$—	$1,641	$(4,991)	$19,898

The following table summarizes our production data and average realized prices for the periods indicated:

	Year Ended December 31,		Change
	2023	2022	$	%
Production Data:
Crude oil (Bbls)	1,446,928	523,416	923,512	177%
Natural gas (Mcf)	2,152,939	1,058,506	1,094,433	103%
NGL (Bbls)	201,454	—	201,454	NM

Total (BOE)(6:1)	2,007,205	699,834	1,307,372	187%
Average daily production (BOE/d)(6:1)	5,499	1,917	3,582	187%
Average Realized Prices(a):
Crude oil (Bbl)	$73.10	$91.01	$(17.91)	(20)%
Natural gas (Mcf)	$3.15	$6.66	$(3.51)	(53)%
NGL (Bbl)	$27.50	$—	$27.50	NM

NM – not meaningful.

(a)	Average realized prices are net of certain post-production costs which are deducted from our royalties.

Revenues

The following table shows the components of our revenue for the periods presented:

	Year Ended December 31,		Change
	2023	2022	$	%
	(in thousands)
Mineral and royalty revenues
Crude oil	$105,771	$47,493	$58,278	123%
Natural gas	6,790	7,061	(271)	(4)%
NGL	5,527	—	5,527	NM

Total mineral and royalty revenues	$118,088	$54,554	$63,534	116%

Other revenue	$17	$—	$17	NM

Total revenues	$118,105	$54,554	$63,551	116%

NM – not meaningful.

Total revenue was $118.1 million for the year ended December 31, 2023, as compared to $54.6 million for the same period in 2022, an increase of $63.6 million, or 116%. The increase was primarily attributable to a $63.5 million increase in mineral and royalty revenues generated from our increased mineral and non-operating activities.

Mineral and Non-Operating Segment

Mineral and non-operating segment revenue was $116.9 million for the year ended December 31, 2023, as compared to $54.6 million for the same period in 2022, an increase of $62.3 million, or 114%. The increase in segment revenue was primarily driven by an overall increase in our mineral interests and non-operated working interests in oil and gas properties, which have expanded significantly in recent years. Acquisitions of such interests generally generate revenue in subsequent periods (e.g., on a six to eighteen month lag). As a result, our mineral and non-operating segment revenue has increased over time as our portfolio of mineral interests and non-operated working interests in oil and gas properties has expanded. We closed 825 unique transactions, which added 71,693 NMAs of leasehold interests and 12,043 NRAs of mineral interests to our portfolio, in the year ended December 31, 2023, as compared to 259 unique transactions, 19,712 NMAs of leasehold interests, and 10,306 NRAs of mineral interests in the prior year. The increase was partially offset by lower commodity prices, with average NYMEX crude oil and natural gas prices down 18% and 61%, respectively, in 2023 from 2022, and higher post-production costs of $3.0 million, which were passed through to us relative to an increase in production volumes.

Operating Segment

Operating segment revenue was $1.2 million for the year ended December 31, 2023. Prior year operating segment revenues are not included in our financial results because PhoenixOp commenced operations in the third quarter of 2023, when it became the operator of five producing wells acquired from another operator.

Operating Expenses

Cost of Sales

The following table shows the components of our cost of sales for the periods presented:

	Year Ended December 31,		Change
	2023	2022	$	%
	(in thousands)
Cost of sales
Production taxes	$10,672	$4,624	$6,048	131%
Lease operating expenses	9,011	4,949	4,062	82%
Production costs	50	—	50	NM

Total	$19,733	$9,573	$10,160	106%

NM – not meaningful.

Cost of sales was $19.7 million for the year ended December 31, 2023, as compared to $9.6 million for the same period in 2022, an increase of $10.2 million, or 106%. The increase was primarily due to an increase in our mineral interests and non-operated working interests in oil and gas properties and the resulting increase in lease operating expenses, production taxes, and ad valorem taxes.

Mineral and Non-Operating Segment

Mineral and non-operating segment cost of sales was $19.3 million for the year ended December 31, 2023, as compared to $9.6 million for the same period in 2022, an increase of $9.7 million, or 101%. The increase in segment cost of sales was primarily driven by an overall increase in our mineral interests and non-operated working interests in oil and gas properties and the resulting increase in lease operating expenses and production taxes.

Operating Segment

Operating segment cost of sales was $0.5 million for the year ended December 31, 2023. Prior year operating segment cost of sales is not included in our financial results because PhoenixOp commenced operations in the third quarter of 2023, when it became the operator of five producing wells acquired from another operator.

Depreciation, Depletion, Amortization, and Accretion Expense

The following table shows the components of our depletion, depreciation, amortization, and accretion expense for the periods presented:

	Year Ended December 31,		Change
	2023	2022 (As Restated)	$	%
	(in thousands)
Depletion, depreciation, amortization, and accretion
Depletion	$34,035	$12,042	$21,993	183%
Depreciation	136	86	50	58%
Accretion on asset retirement obligation	57	16	41	256%

Total	$34,228	$12,144	$22,084	182%

Depreciation, depletion, amortization, and accretion expense was $34.2 million for the year ended December 31, 2023, as compared to $12.1 million for the same period in 2022, an increase of $22.1 million, or 182%, primarily driven by increased production and an increase in our depletable bases within the mineral and non-operating segment. Depletion expense in the operating segment was not material for the year ended December 31, 2023.

Mineral and Non-Operating Segment

Depletion for the mineral and non-operating segment was $34.2 million for the year ended December 31, 2023, as compared to $12.1 million for the same period in 2022, an increase of $22.1 million, or 182%. The increase in depletion expense was predominantly driven by increased production and an increase in our depletable bases.

Selling, General, and Administrative Expense

Selling, general, and administrative expense was $14.3 million for the year ended December 31, 2023, as compared to $5.6 million for the same period in 2022, an increase of $8.7 million, or 157%. The increase was primarily due to increased costs associated with our capital raise initiatives in our securities segment, increased fees associated with land acquisition and title work in our mineral and non-operating segment, and increased corporate overhead costs not directly associated with the segments but which have been allocated to the segments based on headcount and a level-of-effort formula.

Mineral and Non-Operating Segment

Selling, general, and administrative expense in the mineral and non-operating segment was $6.8 million for the year ended December 31, 2023, as compared to $3.7 million for the same period in 2022, an increase of $3.1 million, or 84%, due to higher legal and land-related professional fees associated with our increased activity in acquiring leasehold and mineral assets.

Operating Segment

Selling, general, and administrative expense in the operating segment was $2.8 million for the year ended December 31, 2023, with no comparable activity in 2022 as PhoenixOp did not commence operations until 2023.

Securities Segment

Selling, general, and administrative expense in the securities segment was $4.7 million for the year ended December 31, 2023, as compared to $1.9 million for the same period in 2022, an increase of $2.8 million, or 155%. The increase was primarily due to increased legal costs and allocated corporate overhead related to our securities offerings.

Payroll and Payroll-Related Expense

Payroll and payroll-related expense was $12.7 million for the year ended December 31, 2023, as compared to $6.0 million for the same period in 2022, an increase of $6.7 million, or 111%, primarily as a result of increased employee headcount, which increased from 54 employees at December 31, 2022 to 118 employees at December 31, 2023.

Mineral and Non-Operating Segment

Payroll and payroll-related expense for the mineral and non-operating segment was $6.4 million for the year ended December 31, 2023, as compared to $5.3 million for the same period in 2022, an increase of $1.1 million, or 21%, due to increased activity in acquiring leasehold and mineral assets.

Operating Segment

Payroll and payroll-related expense for the operating segment was $3.2 million for the year ended December 31, 2023, with no comparable activity in 2022 as PhoenixOp did not commence operations until 2023.

Securities Segment

Payroll and payroll-related expense for the securities segment was $3.2 million for the year ended December 31, 2023, as compared to $0.7 million for the same period in 2022, an increase of $2.5 million, or 338%, primarily due to the increased number of personnel engaged in the administration and management of our securities offerings.

Advertising and Marketing Expense

Advertising and marketing expense was $4.1 million for the year ended December 31, 2023, as compared to $1.4 million for the same period in 2022, an increase of $2.7 million. The increase was primarily driven by increased spend on an audio marketing campaign within the securities segment to acquire investors.

Impairment Expense

Impairment expense was $1.0 million for the year ended December 31, 2023 and was attributable to a decrease in natural gas prices, which resulted in the impairment of our proved natural gas properties within the mineral and non-operating segment. We did not incur any impairment expense for the year ended December 31, 2022.

Other Expenses

Interest Expense

Interest expense was $47.9 million for the year ended December 31, 2023 as compared to $11.9 million for the same period in 2022, an increase of $36.0 million, or 303%. The increase was primarily driven by an increase in the amount of our debt securities outstanding, which increased from $82.8 million outstanding at December 31, 2022 to $421.8 million at December 31, 2023, with no significant changes in interest rates during 2023 as compared to 2022, and a $10.1 million increase in amortized debt issuance costs for the year ended December 31, 2023 as compared to the prior year.

Loss on Derivatives

Loss on derivatives was less than $0.1 million for the year ended December 31, 2023 as compared to $2.2 million for the same period in 2022. The decrease was primarily due to a loss that was recognized in connection with a derivatives settlement agreement executed in July 2022 that did not recur in 2023.

Loss on Debt Extinguishment

Loss on debt extinguishment was $0.3 million for the year ended December 31, 2023 as compared to less than $0.1 million for the same period in 2022. The increase was primarily due to increased write-offs of debt issuance costs associated with the early redemptions of bonds issued pursuant to Regulation A and Regulation D, of which $4.3 million of bonds were redeemed during the year ended December 31, 2023, as compared to $1.6 million of bonds redeemed for the same period in 2022.

The following table summarizes the par value of bonds redeemed for the periods indicated:

	Year Ended December 31,		Change
	2023	2022	$	%
	(in thousands)
Reg A Bonds	$2,122	$268	$1,854	692%
December 2022 506(c) Bonds	1,004	—	1,004	NM
August 2023 506(c) Bonds	265	—	265	NM
July 2022 506(c) Bonds	915	1,285	(370)	(29)%

Total	$4,306	$1,553	$2,753	177%

NM – not meaningful.

Non-GAAP Financial Measures

Our management uses EBITDA to understand and compare our operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate financial performance and liquidity, in each case, without regard to financing methods, capital structure, or historical cost basis. EBITDA is presented as supplemental disclosure as we believe it provides useful information to investors and others in understanding and evaluating our results, prospects, and liquidity period over period, including as compared to results of other companies. By providing this non-GAAP financial measure, together with a reconciliation to GAAP results, we believe we are enhancing investors’ understanding of our business and our operating performance, as well as assisting investors in evaluating how well we are executing strategic initiatives.

EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income (loss), the most directly comparable GAAP measure. In particular, EBITDA excludes certain material costs, such as interest expense, and certain non-cash charges, such as depreciation, depletion, amortization, and accretion expense, which have been necessary elements of our expenses. Because EBITDA does not account for these expenses, its utility as a measure of our operating performance has material limitations. Other companies may not publish this or similar metrics, and our computation of EBITDA may differ from computations of similarly titled measures of other companies. Therefore, our EBITDA should be considered in addition to, and not as a substitute for, in isolation from, or superior to, our financial information prepared in accordance with GAAP, and should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Offering Circular.

The following table shows a reconciliation of EBITDA to net income (loss), the most comparable GAAP measure, as presented in the consolidated statements of operations for the periods presented:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2025	2024 (Restated)	2024	2023	2022
	(in thousands)
Net income (loss)	$24,297	$(7)	$(24,793)	$(16,189)	$5,674
Interest income	(1,052)	(55)	(705)	(66)	—
Interest expense	72,874	34,915	90,210	47,882	11,893
Depreciation, depletion, amortization, and accretion expense	67,842	37,775	85,977	34,228	12,144

EBITDA	$163,961	$72,628	$150,689	$65,855	$29,711

EBITDA was $164.0 million for the six months ended June 30, 2025, as compared to $72.6 million for the same period in 2024, an increase of $91.3 million, or 125.8%. The increase in EBITDA was primarily driven by a $159.1 million increase in consolidated revenues and a $10.9 million increase in gain on derivatives due to hedging transactions that did not exist in the prior period, partially offset by a $78.4 million increase in operating expense (excluding depreciation, depletion, amortization, and accretion expense), primarily driven by increased cost of sales, increased purchased crude oil expenses, increased payroll and payroll-related expenses and increased selling, general and administrative expenses.

EBITDA was $150.7 million for the year ended December 31, 2024, as compared to $65.9 million for the same period in 2023, an increase of $84.8 million, or 129%. The increase in EBITDA was primarily driven by a $163.1 million increase in consolidated revenues, partially offset by a $71.0 million increase in operating expense (excluding depreciation, depletion, amortization and accretion expense), primarily driven by increased cost of sales and increased legal, accounting and land-related professional service fees and other corporate overhead costs, and a $6.0 million increase in loss on derivatives primarily due to unfavorable changes in the mark-to-market value of commodity derivatives entered into during the second half of 2024.

EBITDA was $65.9 million for the year ended December 31, 2023 as compared to $29.7 million for the year ended December 31, 2022, an increase of $36.1 million, or 122%. The increase in EBITDA was primarily driven by an increase in consolidated revenues, partially offset by increased cost of sales and corporate overhead costs resulting from our growth, and increased advertising costs of $2.8 million primarily due to an audio marketing campaign in 2023 with no comparable activity in the prior year.

We expect our EBITDA to grow substantially in 2025 as the capital raised and deployed by us is expected to produce meaningful revenues. In 2024, the majority of revenues were produced from our properties acquired in 2023. Our management expects that the $864.0 million raised during the year ended December 31, 2024, and the corresponding investments in properties acquired and, in the case of properties and cash contributed to PhoenixOp, developed through the year ended December 31, 2024, will continue producing substantial revenues in 2025.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are cash flows from operations, borrowings under credit agreements, and issuances of debt securities pursuant to a Registration Statement, Regulation D and Regulation A, including the Registered Notes, Adamantium Securities and the Reg D/Reg A Bonds. Future sources of liquidity may also include other credit facilities, additional capital contributions, asset-backed securitizations, and continued issuances of debt or equity securities. Our primary uses of cash have been the acquisition of mineral and royalty interests, lease operating expenses, and our proportionate share of production, severance, and ad valorem taxes for mineral and royalty interests, production costs, including gathering, processing, and transportation costs, debt service payments, the reduction of outstanding debt balances, general overhead and other corporate expenses, and distributions to our members. As we continue to engage in increased drilling and direct production activities through PhoenixOp, we expect development and operation of PhoenixOp’s properties to become an increasingly significant use of our cash. As of June 30, 2025, we had cash and cash equivalents of $60.5 million and outstanding indebtedness of $1,220.6 million.

As of June 30, 2025, we had $142.8 million of debt coming due and $102.4 million of interest payable within the next 12 months. Over the next 12 months, we expect to drill between 90 to 110 gross and 63.0 to 77.0 net wells across our operated leasehold acreage in the Bakken/Williston Basin in North Dakota and Montana, and expect to participate in the drilling of approximately between 120 to 160 gross and 5.6 to 7.4 net wells across our non-operated leasehold. We estimate that these direct drilling operations and non-operated activity will require between $700.0 million to $750.0 million of capital expenditures over the next 12 months.

Our ability to finance our operations, including funding capital expenditures and acquisitions, paying distributions on the Preferred Shares, meeting our indebtedness obligations, or to refinancing our indebtedness, will depend on our ability to generate cash in the future. Although we expect that our cash flows from operations will be sufficient to meet our fixed obligations, to fully realize our business plan we expect that we will need to raise approximately $400 million in capital in 2025 through the incurrence of additional debt and issuance of additional equity securities. We have raised $254.2 million in debt proceeds during the six months ended June 30, 2025. We believe that these sources of liquidity will be sufficient to meet our cash requirements, including normal operating needs, debt service obligations, and capital expenditures, for at least the next 12 months, and will allow us to continue to execute on our strategy of expanding our direct drilling operations through PhoenixOp and acquiring attractive mineral and royalty interests in order to position us to grow our cash flows.

We periodically assess changes in current and projected cash flows, acquisition and divestiture activities, and other factors to determine the effects on our liquidity. Our ability to generate cash is subject to a number of factors, many of which are beyond our control, including commodity prices, weather, and general economic, financial, competitive, legislative, regulatory, and other factors. We are currently monitoring our operations and industry developments, including our drilling operations and production plans, in light of recent changes in the commodity price environment and industry volatility. Recently, oil and natural gas prices have been significantly volatile, going from $71.20 per barrel and $3.95 per MMBtu as of April 1, 2025 to a low of $63.88 per barrel and $3.07 per MMBtu as of August 7, 2025, which prices are for certain periods were below those assumed for purposes of our business plan. While we believe the company is well-positioned to navigate a lower-price environment, in the event of a prolonged period of commodity prices below those assumed for purposes of our business plan, our cash flows from operations would decrease and we may determine to adjust our business plan by adjusting capital expenditures, decreasing drilling operations, and/or reducing production plans, among other actions. We may also be required to raise additional capital, above our current expectations, in order to fully realize our current or adjusted business plan. See “Risk Factors—Risks Related to Our Business and Operations—Our business is sensitive to the price of oil and gas, and sustained declines in prices may adversely affect our financial position, financial results, cash flows, access to capital, and ability to grow.” If cash flow from operations does not meet our expectations, we may reduce our expected level of capital expenditures. If we require additional capital for acquisitions or other reasons, we may raise such capital through additional borrowings, asset sales, offerings of equity and debt securities, or other means. We cannot assure you that necessary capital will be available on acceptable terms or at all. Our ability to raise funds through the incurrence of additional indebtedness could be limited by covenants in our debt arrangements. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to complete acquisitions that are favorable to us or finance the capital expenditures necessary to maintain our production or proved reserves. See “Risk Factors.”

We or our affiliates may from time to time seek to repurchase or retire indebtedness through cash purchases and/or exchanges for equity or debt securities, in open-market purchases, privately negotiated transactions, tender or exchange offers, or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity, contractual restrictions, and other factors. The amounts involved may be material. For more information regarding the material terms of our outstanding indebtedness, see “—Indebtedness” below.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2025	2024 (As Restated)	2024	2023 (As Restated)	2022 (As Restated)
	(in thousands)
Net cash provided by (used in)
Operating activities	$99,630	$29,438	$95,239	$(1,826)	$18,642
Investing activities	(349,068)	(179,755)	(437,703)	(278,661)	(91,888)
Financing activities	189,115	148,968	457,850	281,308	77,493

Net increase / (decrease) in cash and cash equivalents	$(60,323)	$(1,349)	$115,386	$821	$4,247

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2025 was $99.6 million, as compared to $29.4 million for the same period in 2024, an increase of $70.2 million in net cash provided by operating activities. The increase was primarily due to a $48.6 million increase in net income, adjusted for non-cash charges of $24.3 million, and net favorable fluctuations of $21.6 million from changes in operating assets and liabilities. The $21.6 million cash inflow from changes in operating assets and liabilities was primarily due to increased accounts payable, accrued and other liabilities and noncurrent accrued interest totaling $65.3 million, partially offset by increased accounts receivable of $34.6 million and decreased escrow account liability of $6.1 million primarily due to the timing of cash receipts and payments during the six months ended June 30, 2025 as compared to the same period in 2024.

Net cash provided by operating activities for the year ended December 31, 2024 was $95.2 million, as compared to $1.8 million used in operations for the same period in 2023, an increase of $97.0 million in cash provided by operating activities. The increase was primarily due to a $54.7 million increase in net income, adjusted for non-cash charges of $63.3 million, and net favorable fluctuations of $41.8 million from changes in operating assets and liabilities. The $41.8 million cash inflow from changes in operating assets and liabilities was primarily due to a net increase of $28.6 million in accounts receivable, accounts payable, and accrued and other liabilities, primarily due to the timing of cash receipts and payments, and a $13.8 million increase in accrued interest from the increased amount of debt securities issued during the year ended December 31, 2024 as compared to the same period in 2023.

Net cash used in operating activities was $1.8 million for the year ended December 31, 2023 as compared to net cash provided by operating activities of $18.6 million for the year ended December 31, 2022, an increase of $20.4 million. The increase was driven by a $28.7 million increase in cash paid for our operating costs, a $14.1 million increase in cash paid for interest, net of capitalized interest, and a $23.8 million increase in earnest payments, partially offset by a $37.5 million in proceeds received from revenues earned and a $14.8 million decrease in other working capital balances due to fluctuations in the timing of cash receipts and disbursements.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2025 was $349.1 million, as compared to $179.8 million for the same period in 2024, an increase of $169.3 million in net cash used in investing activities. The increase was primarily driven by a $162.9 million increase in additions to oil and gas properties, primarily due to increased drilling and completion activities in our operating segment during the six months ended June 30, 2025, as compared to the same period in 2024, and $6.2 million of proceeds received in connection with the disposition of mineral interests during the six months ended June 30, 2024 that did not recur in the current year period.

Net cash used in investing activities for the year ended December 31, 2024 was $437.7 million, as compared to $278.7 million for the same period in 2023, an increase of $159.0 million. The increase was primarily driven by a $165.2 million increase in additions to oil and gas properties, primarily due to increased drilling and completion activities in our operating segment during the year ended December 31, 2024, with limited operations for the same period in 2023, and $6.2 million of proceeds received in connection with the disposition of mineral interests during the year ended December 31, 2024 that did not occur in the prior-year period.

Net cash used in investing activities for the year ended December 31, 2023 was $278.7 million as compared to $91.9 million for the year ended December 31, 2022, an increase of $186.8 million. The increase was primarily driven by a $91.8 million increase in cash paid to acquire mineral and leasehold interests, a $30.1 million increase in cash paid to our operators for our portion of drilling and completion costs incurred, cash payments of $63.4 million primarily associated with PhoenixOp’s drilling and completion activities, and $2.1 million of capitalized interest paid in 2023 that did not exist in the prior year.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2025 was $189.1 million, as compared to $149.0 million for the same period in 2024, an increase of $40.1 million in net cash provided by financing activities. The increase was primarily driven by increased proceeds from issuances of debt, net of debt discount, of $54.8 million and a $3.6 million decrease in payments of deferred closings associated with mineral interest acquisitions, partially offset by a $14.7 million increase in payments of debt issuance costs, a $3.2 million increase in repayments of debt, and a $0.3 million decrease in members’ contributions.

Net cash provided by financing activities for the year ended December 31, 2024 was $457.9 million, as compared to $281.3 million for the same period in 2023, an increase of $176.6 million. The increase was primarily driven by increased proceeds from issuances of debt, net of debt discount, of $399.5 million and a $2.7 million decrease in members’ distributions, partially offset by a $188.7 million increase in repayments of debt, a $20.3 million increase in payments of debt issuance costs, a $9.8 million decrease in members’ contributions, and a $6.9 million increase in payments of deferred closings associated with mineral interest acquisitions.

Net cash provided by financing activities for the year ended December 31, 2023 was $281.3 million as compared to $77.5 million for the year ended December 31, 2022, an increase of $203.8 million. The increase was primarily driven by increased proceeds from issuances of debt, net of debt discount, of $379.5 million and a $10.0 million increase in members contributions, which was partially offset by a $38.1 million increase in debt issuance costs, a $137.7 million increase in repayments of debt, a $7.4 million increase in distributions to our members, and a $2.5 million increase in payments of deferred closings associated with mineral interest acquisitions.

Indebtedness

Set forth below is a chart of our outstanding third-party indebtedness as of June 30, 2025 (dollars in thousands):

Indebtedness	Offering Commencement	Principal Amount Outstanding	Term	Earliest Maturity	Latest Maturity	Interest Rate
Secured
Fortress Credit Agreement(1)	N/A	$300,000	3 years	—	12/18/2027	Term SOFR + 7.10%
Adamantium Secured Note(2)	N/A	7,000	7 years	—	11/1/2031	16.5%
Unsecured
Reg A Bonds(3)	12/23/2021	82,048	3 years	7/10/2025	12/10/2027	9.0%
2020 506(c) Bonds(4)	10/22/2020	1,448	1-4 years	9/30/2025	6/27/2027	13.0% - 15.0%
July 2022 506(c) Bonds(4)	7/20/2022	9,622	5 years	7/31/2027	12/31/2027	11.0%
December 2022 506(c) Bonds(5):
Series B	12/22/2022	15,189	3 years	12/10/2025	10/10/2026	10.0%
Series C	12/22/2022	9,328	5 years	12/10/2027	9/10/2028	11.0%
Series D	12/22/2022	38,617	7 years	12/10/2029	10/10/2030	12.0%
August 2023 506(c) Bonds(5):
Series U, AA, and FF	8/29/2023	91,201	1 year	7/10/2025	6/10/2026	9.0% - 10.0%
Series V, BB, and GG	8/29/2023	89,916	3 years	8/10/2026	6/10/2028	10.0% - 11.0%
Series W, CC, and HH	8/29/2023	52,853	5 years	8/10/2028	6/10/2030	11.0% - 12.0%
Series X, DD, and II	8/29/2023	77,131	7 years	9/10/2030	6/10/2032	12.0% - 13.0%
Series Y	8/29/2023	3,888	9 years	9/10/2032	9/10/2033	12.5%
Series Z, EE, and JJ	8/29/2023	241,060	11 years	8/10/2034	6/10/2036	13.0% - 14.0%

Total Reg D/Reg A Bonds		712,301
Exchange Notes(3):
Three-Year Exchange Notes	5/15/2025	1,275	3 years	5/10/2028	6/10/2028	9.0%
Five-Year Exchange Notes	5/15/2025	2,601	5 years	5/10/2030	6/10/2030	10.0%
Seven-Year Exchange Notes	5/15/2025	1,929	7 years	5/10/2032	6/10/2032	11.0%
Eleven-Year Exchange Notes	5/15/2025	4,847	11 years	5/10/2036	6/10/2036	12.0%

Total Exchange Notes		10,652
Registered Notes(6):
Three-Year Registered Notes	5/14/2025	2,167	3 years	5/10/2028	6/10/2028	9.0%
Five-Year Registered Notes	5/14/2025	1,080	5 years	5/10/2030	6/10/2030	10.0%
Seven-Year Registered Notes	5/14/2025	499	7 years	5/10/2032	6/10/2032	11.0%
Eleven-Year Registered Notes	5/14/2025	3,016	11 years	5/10/2036	6/10/2036	12.0%

Total Registered Notes		6,762
Adamantium Bonds(7)	9/29/2023	183,841	5-11 years	1/10/2029	6/10/2036	13.0% - 16.0%

Total Unsecured Debt		913,556

Total Debt		$1,220,556

(1)

The Fortress Credit Agreement provides for a $100.0 million term loan facility, borrowed in full on August 12, 2024, a $35.0 million delayed draw term loan facility, which was fully drawn on October 11, 2024, a $115.0 million term loan facility, borrowed in full on December 18, 2024, a $25.0 million term loan facility, borrowed in full on April 16, 2025, a $25.0 million delayed draw term loan facility borrowed in full on May 9, 2025, and a $100.0 million term loan facility, borrowed in full on August 1, 2025. Amount displayed above does not include amounts drawn after June 30, 2025. The Fortress Credit Agreement also provides for an $8.5 million tranche of loans and a $6.5 million tranche of loans that represent a contingent principal obligation that is only due and payable (together with accrued interest thereon) upon certain conditions occurring, including payment defaults under the Fortress Credit Agreement or a bankruptcy filing by the obligors thereunder. All obligations under the Fortress Credit Agreement are secured on a first-lien priority basis, subject to certain exceptions and excluded assets, by security interests in, and mortgages on, substantially all personal property and owned real property of Phoenix Equity and its subsidiaries. $200.0 million of the lenders’ commitments under the Fortress Credit Agreement and the loans thereunder are due and payable on August 31, 2027. The remainder of lenders’ commitments under the Fortress Credit Agreement and the loans thereunder are scheduled to terminate and mature, and be due and payable, on December 18, 2027. See “—Fortress Credit Agreement.”
(2)

The Adamantium Secured Note is contractually subordinated to amounts under the Fortress Credit Agreement, contractually senior to the Adamantium Bonds and the Registered Notes, and structurally senior to the Reg D/Reg A Bonds and the Registered Notes to the extent of the value of Adamantium’s assets, including the collateral securing the Adamantium Loan Agreement.

(3)	The Reg A Bonds and the Exchange Notes are pari passu obligations with the Senior Reg D Bonds, and are contractually senior to obligations under the Subordinated Reg D Bonds and the Registered Notes.
(4)

The Senior Reg D Bonds are pari passu obligations with the Reg A Bonds, are contractually subordinated to amounts under the Fortress Credit Agreement, and are contractually senior to obligations under the Subordinated Reg D Bonds and the Registered Notes.

(5)	The Subordinated Reg D Bonds are contractually subordinated to obligations under the Fortress Credit Agreement, the Reg A Bonds, the Senior Reg D Bonds and the Registered Notes.
(6)

The Registered Notes are contractually subordinated to amounts under the Fortress Credit Agreement, the Adamantium Bonds, the Adamantium Secured Note, the Reg A Bonds and the Senior Reg D Bonds, and are contractually senior to the Subordinated Reg D Bonds.

(7)

The Adamantium Bonds are contractually subordinated to amounts under the Fortress Credit Agreement and the Adamantium Secured Note, structurally senior to the Reg D/Reg A Bonds to the extent of the value of Adamantium’s assets, including the collateral securing the Adamantium Loan Agreement, and are contractually senior to the obligations under the Registered Notes.

ANB Credit Agreement

The Issuer and PhoenixOp were borrowers under that certain Commercial Credit Agreement (the “ANB Credit Agreement”), which they entered into with Amarillo National Bank, a national banking association (“ANB”) on July 24, 2023. The ANB Credit Agreement provided for a $30.0 million revolving credit loan by ANB, and, as of June 30, 2024, the outstanding balance was $30.0 million. The proceeds from the borrowing under the ANB Credit Agreement were used in part to repay in full our outstanding facility with Cortland Credit Lending Corporation. ANB’s commitments under the ANB Credit Agreement and the loans thereunder were initially scheduled to terminate and mature, and be due and payable in full, on July 24, 2024. On July 24, 2024, we entered into an agreement that extended ANB’s commitments and the maturity of the loans under the ANB Credit Agreement to September 24, 2024. We fully repaid all amounts owed under the ANB Credit Agreement on August 12, 2024 in connection with entering into the Fortress Credit Agreement.

Fortress Credit Agreement

The Issuer and PhoenixOp, as borrower, entered into the Fortress Credit Agreement with Fortress on August 12, 2024. The Fortress Credit Agreement provides for a $100.0 million term loan facility (the “Fortress Term Loan”), borrowed in full on August 12, 2024, and a $35.0 million delayed draw term loan facility, which was borrowed in full on October 11, 2024 (any loans thereunder, together with the Fortress Term Loan, the “Fortress Tranche A Loans”). On December 18, 2024, the Fortress Credit Agreement was amended to, among other things, provide for a new tranche of term loans (the “Fortress Tranche C Loan”) in an aggregate principal amount of $115.0 million that was borrowed in full on December 18, 2024. On April 16, 2025, the Fortress Credit Agreement was further amended to, among other things, establish a new tranche of term loans (the “Fortress Tranche D Loans”) in an aggregate principal amount of $50.0 million, with $25.0 million aggregate principal amount borrowed on April 16, 2025 and $25.0 million aggregate principal amount borrowed on May 9, 2025. On August 1, 2025 the Fortress Credit Agreement was amended to, among other things for a new tranche of term loans (the “Fortress Tranche E Loan”) in an aggregate principal amount of $100.0 million that was borrowed in full on August 1, 2025. The Fortress Credit Agreement also provides for (a) a rebate of approximately $8.5 million in original issue discount (the “Fortress Tranche B Loan”) and (b) a rebate of approximately $6.5 million in original issue discount (the “Fortress Tranche F Loan” and, together with the Fortress Tranche A Loans, the Fortress Tranche C Loan, the Fortress Tranche D Loans, the Fortress Tranche E Loan and the Fortress Tranche B Loan, the “Fortress Loans”), each of which are payable by setoff against final payment in full of the Fortress Credit Agreement, if (a) all outstanding principal and accrued interest on the loans under the Fortress Credit Agreement are paid in full in cash on or before December 18, 2027, and (b) no event of default resulting from the failure to pay principal or interest when due under the terms and conditions of the Fortress Credit Agreement has occurred prior to such date, subject to certain other conditions.

Obligations under the Fortress Credit Agreement are secured by substantially all of the assets of Phoenix Equity and its subsidiaries that have guaranteed the obligations of the obligors under the Fortress Credit Agreement, subject to certain exceptions (the Issuer, PhoenixOp, and such subsidiaries, collectively, the “Credit Parties”). Furthermore, pursuant to that certain Assignment of Loans and Liens, dated as of August 12, 2024, among the Issuer, Phoenix Operating, ANB, Fortress, as administrative agent and as collateral agent, and the new lenders party thereto, ANB assigned, and Fortress assumed, all security interests granted by the Credit Parties in favor of ANB under the ANB Credit Agreement. The lenders under the Fortress Credit Agreement also purchased and assumed from ANB all of the outstanding extensions of credit made by ANB under the ANB Credit Agreement. As a result of the foregoing, the ANB Credit Agreement and all related documentation ceased to be of any force and effect.

The Fortress Loans are subject to a 3.00% original issue discount (“OID”). The $8.5 million and $6.5 million OID issued in connection with the Fortress Tranche B Loan and Fortress Tranche F Loan are to be rebated if certain conditions are met, and therefore represent contingent principal obligations that are only due and payable (together with accrued interest) upon the occurrence of those conditions, including payment defaults under the Fortress Credit Agreement or a bankruptcy filing. We expect the OIDs associated with the Fortress Tranche B Loan and Fortress Tranche F Loans will be rebated in full.

Borrowings under the Fortress Credit Agreement bear interest at a rate per annum equal to Term SOFR (as defined in the Fortress Credit Agreement) plus 0.10% plus 7.00%. Interest on the Fortress Loans is payable quarterly in arrears. The outstanding principal amount of the Fortress Loans (including, if applicable, the Fortress Tranche B Loan and the Fortress Tranche F Loan) must be repaid as follows: (i) on August 31, 2027, $200.0 million of the outstanding principal amount of the Fortress Loans less the aggregate amount of all voluntary prepayments and mandatory prepayments made as of August 31, 2027; and (ii) the remaining aggregate outstanding principal amount on December 18, 2027. In connection with any payment in full of the Fortress Loans (whether by voluntary prepayment, acceleration, or on the maturity date), PhoenixOp will pay a repayment premium in an amount sufficient to achieve a MOIC (as defined in the Fortress Credit Agreement) of 1.18.

The Fortress Credit Agreement contains various customary affirmative and negative covenants, as well as financial covenants. The Fortress Credit Agreement requires the Issuer to maintain (a) a maximum total secured leverage ratio (i) as of the last day of any fiscal quarter ending on or before December 31, 2025 of less than or equal to 2.00 to 1.00 (commencing with the fiscal quarter ending December 31, 2024), and (ii) as of the last day of any fiscal quarter ending on or after March 31, 2026 of less than or equal to 1.50 to 1.00, (b) a minimum current ratio as of the last day of each calendar month of (i) 0.90 to 1.00 from September 30, 2024 through October 31, 2024, (ii) 0.80 to 1.00 from November 30, 2024 through November 30, 2025, (iii) 0.90 to 1.00 from December 31, 2025 through December 31, 2026, and (iv) 1.00 to 1.00 for each calendar month ending thereafter, and (c) a minimum asset coverage ratio as of the last day of any fiscal quarter (i) ending during the period from June 30, 2024 through December 31, 2024, of at least 2.00 to 1.00, (ii) ending during the period from March 31, 2025 through September 30, 2025, of at least 1.70 to 1.00, and (iii) ending during the period from December 31, 2025 and thereafter, of at least 2.00 to 1.00. The Fortress Credit Agreement also places certain limits on the Issuer’s ability to incur additional indebtedness, including the issuance of unsecured notes or bonds and accounts receivable factoring arrangements. In addition, the Fortress Credit Agreement also places certain limits on the Issuer’s ability to issue equity securities, modify the terms of existing equity securities, and to redeem or make distributions with respect to any such equity securities, including the Preferred Shares. As of June 30, 2025, we believe we were in compliance with all of the financial covenants contained in the Fortress Credit Agreement.

The Fortress Credit Agreement contains customary events of default, including, but not limited to, nonpayment of the Fortress Loans and any other material indebtedness, material inaccuracies of representations and warranties, violations of covenants, certain bankruptcies and liquidations, certain material judgments, and certain events related to the security documents.

As described above, a portion of the proceeds from the Fortress Term Loan was used to pay all amounts owed under the ANB Credit Agreement. The Issuer and PhoenixOp will use the remaining proceeds of the Fortress Loans to finance the development of oil and gas properties in accordance with the approved plan of development as provided in the Fortress Credit Agreement.

Adamantium Debt

Adamantium was formed on June 21, 2023, as a wholly owned financing subsidiary of the Issuer for the purpose of undertaking financing efforts under Regulation D and subsequently loaning amounts to the Issuer and/or its subsidiaries, as needed. Adamantium offers high net worth individuals Adamantium Bonds pursuant to an offering under Rule 506(c) of Regulation D that commenced in September 2023, and does not expect to undertake financing efforts under Regulation A. Adamantium has in the past, and may in the future, issue debt securities in other offerings exempt from registration under the Securities Act under Section 4(a)(2) thereof or any other available exemption, including, for example, the Adamantium Secured Note.

On September 14, 2023, the Issuer, as borrower, entered into the Adamantium Loan Agreement with Adamantium, as lender. On October 30, 2023, the Issuer, Adamantium, and PhoenixOp entered into an amendment to the Adamantium Loan Agreement to add PhoenixOp as a borrower, and on November 1, 2024 entered into another amendment to increase the loan amount thereunder. The Adamantium Loan Agreement provides for up to $407.0 million in aggregate principal amount of borrowings in one or more advances, comprising $400.0 million from the proceeds of Adamantium Bonds and $7.0 million from the proceeds of the Adamantium Secured Note. Adamantium may, but is not guaranteed to, issue $400.0 million in aggregate principal amount of Adamantium Bonds to fund advances to the Issuer and PhoenixOp pursuant to the Adamantium Loan Agreement. The timing of any advance under the Adamantium Loan Agreement is contingent upon Adamantium’s receipt of proceeds from the sale of Adamantium Securities. Each advance will have a maturity and interest rate that matches the terms of the respective Adamantium Securities sold prior to such advance and to which such advance relates. We expect to use the proceeds of borrowings under the Adamantium Loan Agreement (i) to purchase mineral rights and non-operated working interests, as well as additional asset acquisitions, (ii) to finance potential drilling and exploration operations of one or more subsidiaries (including PhoenixOp), and (iii) for other working capital needs.

As of June 30, 2025, $183.8 million aggregate principal amount of Adamantium Bonds was outstanding, with maturity dates ranging from five to eleven years from the issue date and interest rates ranging from 13.0% to 16.0% per annum, and $7.0 million aggregate principal amount was outstanding under the Adamantium Secured Note, which initially matures in November 2031, has an interest rate of 16.5% per annum, and is secured by Adamantium’s rights under the Adamantium Loan Agreement, and, in each case, the corollary amount of borrowings was outstanding under the Adamantium Loan Agreement.

The Adamantium Securities contain customary events of default and may be redeemed at the option of Adamantium at any time without premium or penalty. The holders of Adamantium Bonds also have a right to request redemption of their bonds in certain circumstances at a discount to par, subject to a limit of 10% of the then-outstanding principal amount of Adamantium Bonds in any given calendar year. The holder of the Adamantium Secured Note has the right to request redemption of its note at par, subject to a limit of $5.0 million in aggregate principal amount of the Adamantium Secured Note in any 12-month period.

Amounts loaned under the Adamantium Loan Agreement are secured by mortgages on certain of our properties, which mortgages are junior to the security interest under the Fortress Credit Agreement and other existing and future senior secured indebtedness. The aggregate outstanding amount of all advances under the Adamantium Loan Agreement may not exceed 100% of the aggregate total discounted present value of the junior mortgages serving as collateral thereunder, after deducting any allocable amount securing any of our outstanding senior indebtedness (the “Adamantium Loan-to-Value Ratio”). The value of such collateral will be determined by one or more reserve studies performed by a third party retained by us on an annual basis. In the event the aggregate amount outstanding under the Adamantium Loan Agreement exceeds the Adamantium Loan-to-Value Ratio, we may cure such deficiency by either pledging additional collateral or repaying a portion of the borrowings under the Adamantium Loan Agreement until the Adamantium Loan-to-Value Ratio is achieved.

At the option of Adamantium, an advance may be made on either (i) a current basis, whereby the Issuer makes interest-only monthly payments in cash to Adamantium on the tenth day of each month or (ii) an accrual basis, whereby interest is compounded monthly and the Issuer will pay all accrued and unpaid interest at maturity of the respective advance. Interest will accrue a full pro rata portion of the annual rate of interest for each calendar month regardless of the number of days an advance is outstanding during such calendar month, on the same terms as the interest payable on the Adamantium Securities sold prior to such advance and to which such advance relates. On each respective maturity date for advances made on both a current and accrual basis, the outstanding principal amount, together with all accrued and unpaid interest thereon, will mature and be due and payable to Adamantium. To the extent the Adamantium Securities are accelerated or prepaid, in whole or in part, the Issuer will be obligated to pay or prepay, in whole or in part, all or any part of any outstanding indebtedness under the Adamantium Loan Agreement so as to satisfy the obligations and terms of the accelerated or prepaid Adamantium Securities. Adamantium will use any amounts repaid under the Adamantium Loan Agreement to repay the corresponding Adamantium Securities. The Adamantium Loan Agreement is not a revolving facility and the Issuer may not reborrow amounts repaid.

The Adamantium Loan Agreement can be amended or waived with the consent of the Issuer and Adamantium, including in order to change the amount, rate, payment terms, collateral package, and borrowers thereunder. The consent of holders of the Adamantium Securities, the Reg D/Reg A Bonds, and/or the Registered Notes is not required for any amendment or waiver of the Adamantium Loan Agreement, and any such amendment or waiver may be adverse to the interests of such holders. Because Adamantium is a wholly owned financing subsidiary of the Issuer with common management, there exists the potential for conflicts of interest with respect to decisions regarding the Adamantium Loan Agreement, including with respect to waivers and amendments thereto. Management is committed to fulfilling its fiduciary duties and operating in good faith.

Reg D/Reg A Bonds

As of June 30, 2025, the Issuer had $712.3 million aggregate principal amount outstanding of unsecured bonds issued pursuant to Regulation D or Regulation A, consisting of:

(a) $11.1 million aggregate principal amount outstanding of Senior Reg D Bonds, which rank pari passu with the Reg A Bonds, are contractually subordinated to amounts under the Fortress Credit Agreement, are contractually senior to obligations under the Subordinated Reg D Bonds and the Registered Notes, comprising:

(i) $1.5 million aggregate principal amount outstanding of 2020 506(c) Bonds, which are unsecured bonds offered and sold pursuant to an offering under Rule 506(c) of Regulation D that commenced in October 2020 and terminated in July 2022, with maturity dates ranging from one to four years from the issue date and interest rates ranging from 13.0% to 15.0% per annum; and

(ii) $9.6 million aggregate principal amount outstanding of July 2022 506(c) Bonds, which are unsecured bonds offered and sold pursuant to an offering under Rule 506(c) of Regulation D that commenced in July 2022 and terminated in December 2022, with a maturity date of five years from the issue date and an interest rate of 11.0% per annum;

(b) $619.2 million aggregate principal amount outstanding of Subordinated Reg D Bonds, which are contractually subordinated to obligations under the Fortress Credit Agreement, the Reg A Bonds, the Senior Reg D Bonds, and the Registered Notes, comprising:

(i) $63.1 million aggregate principal amount outstanding of Series AAA through Series D-1 December 2022 506(c) Bonds, which are unsecured bonds offered and sold pursuant to an offering under Rule 506(c) of Regulation D that commenced in December 2022 and terminated in August 2023, with maturity dates ranging from nine months to seven years from the issue date and interest rates ranging from 8.0% to 12.0% per annum; and

(ii) $556.1 million aggregate principal amount outstanding of Series U through Series JJ-1 August 2023 506(c) Bonds, which are unsecured bonds offered and sold to date pursuant to an offering under Rule 506(c) of Regulation D that commenced in August 2023 with maturity dates ranging from one to eleven years from the issue date and interest rates ranging from 9.0% to 14.0% per annum; and

(c) $82.0 million aggregate principal amount outstanding of Reg A Bonds, which are unsecured bonds offered and sold to date pursuant to an offering under Regulation A, which commenced in December 2021 and are being offered on a continuous basis, which Reg A Bonds rank pari passu with the Senior Reg D Bonds, are contractually senior to obligations under the Subordinated Reg D Bonds, and will be contractually senior to obligations under the Registered Notes.

The Reg D/Reg A Bonds contain customary events of default. The Reg D/Reg A Bonds may be redeemed at the option of the Issuer at any time without premium or penalty. The Issuer will also be obligated to offer to holders of Reg A Bonds the right to have their Reg A Bonds repurchased upon a change of control (as described in the indenture governing the Reg A Bonds). The holders of Reg D/Reg A Bonds (other than the 2020 506(b) Bonds and 2020 506(c) Bonds) also have a right to request redemption of their bonds in certain circumstances at a discount to par, subject to a limit of 10% of the then-outstanding principal amount of the applicable series in any given calendar year.

On May 15, 2025, the Issuer entered into an indenture with UMB Bank, N.A., as trustee, pursuant to which it may, from time to time, issue debt securities to holders of the Reg A Bonds in exchange for their Reg A Bonds in offerings exempt from registration under Section 3(a)(9) and/or 4(a)(2) of the Securities Act (the “Exchange Notes”). The Exchange Notes have maturities of three, five, seven, or eleven years and interest rates ranging from 9.0% to 12.0% per annum. As of June 30, 2025, $10.7 million aggregate principal amount of the Reg A Bonds were exchanged to Exchange Notes.

Registered Notes

In October 2024, the Issuer filed a registration statement on Form S-1 (File No. 333-282862) (the “Registration Statement”) with the SEC with respect to the continuous offering of up to $750.0 million aggregate principal amount of Registered Notes with maturity dates ranging from three to eleven years from the issue date and interest rates ranging from 9.0% to 12.0% per annum. The Registration Statement was declared effective on May 14, 2025. The Registered Notes are contractually senior to the Subordinated Reg D Bonds and contractually subordinated to the Fortress Credit Agreement, the Adamantium Debt, and the Senior Reg D/Reg A Bonds. As of June 30, 2025, we have issued $6.8 million of Registered Notes.

The Registered Notes contain customary events of default. The Registered Notes may be redeemed at the option of the Issuer at any time without premium or penalty. The holders of Registered Notes also have a right to request redemption of their notes in certain circumstances at a discount to par, subject to a limit of 10% of the then-outstanding principal amount of the applicable series in any given calendar year.

Contractual Obligations and Commitments

A summary of our contractual obligations, commitments, and other liabilities as of December 31, 2024 is presented below:

	2025	2026-2027	2028-2029	Thereafter	Total
	(in thousands)
Debt obligations(1)	$103,319	$416,255	$58,424	$409,889	$987,887
Interest payable(2)	80,488	135,451	87,063	667,443	970,445
Operating lease obligations(3)	1,293	2,657	2,480	3,047	9,477
Deferred closing arrangements(4)	7,189	3,324	—	—	10,513
Drilling rig obligations(5)	8,442	—	—	—	8,442

Total	$200,731	$557,687	$147,967	$1,080,379	$1,986,764

(1)

Debt obligations represent the principal amounts outstanding under our short-term debt and long-term debt (including the current portion) as of December 31, 2024 and are based on the stated maturity dates. The table above assumes no prepayments or early redemptions, and does not reflect additional debt incurred or repaid after December 31, 2024.

(2)

Interest payable is estimated based on final maturity dates of debt securities outstanding at December 31, 2024 and does not reflect anticipated future refinancing, early redemptions, or new debt issuances after December 31, 2024. Floating rate interest obligations are estimated based on rates as of December 31, 2024.

(3)

We lease office space in California, Colorado, Florida, Texas, and Wyoming, which have non-cancelable lease agreements expiring in various years through April 2034. The amounts in this table represent the minimum lease payments required over the term of the lease.

(4)

For certain mineral interest acquisitions, we have agreed to pay the purchase price in installments together with interest, with interest rates ranging from 8.0% to 15.0% per annum. The amounts in this table represent the remaining payments due over bespoke terms ranging from 11 to 48 months.

(5)	Drilling rig obligations represent amounts outstanding under the remaining term of drilling rig contracts entered into with third parties during the year ended December 31, 2024.

Critical Accounting Policies and Use of Estimates

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses, and disclosures of contingent assets and liabilities, including with respect to quantities of oil, natural gas, and NGL reserves that are the basis for the calculations of depreciation, depletion, and amortization and determinations of impairment of oil and natural gas properties. Our significant accounting policies are described in Note 2, “Significant Accounting Policies,” of the accompanying consolidated financial statements included elsewhere in this Offering Circular.

Critical accounting policies are those that we consider to be the most important in portraying our financial condition and results of operations and also require the greatest amount of judgments by management, including requiring an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably possible could materially impact the financial statements. We base our estimates on historical experience and on various other assumptions we believe to be reasonable according to the facts and circumstances at the time the estimates are made. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of financial statements. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. There can be no assurance that actual results will not differ from those estimates and assumptions.

Furthermore, reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas and there are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment along with estimated selling prices. As a result, reserve estimates may materially differ from the quantities of oil and natural gas that are ultimately recovered. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Oil and Gas Properties

We invest in crude oil and natural gas properties, including mineral interests and working interests as a non-operator and operator. E&P activities are accounted for in accordance with the successful-efforts method of accounting. Under this method, costs of acquiring proved mineral interests in crude oil and natural gas properties, development wells, related plant and equipment, and related asset retirement obligation assets are capitalized. Costs of proved but undeveloped wells are initially capitalized to wells-in-progress until the well becomes productive. Once the well is productive, accumulated capitalized costs are reclassified to proved and producing properties and accounted for following the successful efforts method of accounting. Costs are also capitalized for unevaluated wells that have found crude oil and natural gas reserves even if the reserves cannot be classified as proved when the drilling is completed, provided the unevaluated well has found a sufficient quality of reserves to justify its completion as an economically and operationally viable producing well. If proved reserves are not found, unevaluated well costs are expensed as dry holes. All other unevaluated wells and costs, and all general and administrative costs unrelated to acquisitions, are expensed as incurred.

Depletion of capitalized costs is recorded using the units-of-production method based on proved reserves. The depletion rate is determined by dividing the cumulative recovered barrels of oil equivalent by the estimated ultimate recovery by well and averaged among all wells within the pooled unit. This rate is multiplied by the original cost basis and reduced by depletion taken in prior periods. The cost basis remaining represents the percentage of the asset remaining to be recovered by the wells within the pooled unit.

Impairment of Long-lived Assets

We follow the provisions of FASB ASC 360, Property, Plant, and Equipment (“ASC 360”). ASC 360 requires that our long-lived assets be assessed for potential impairment of their carrying values whenever events or changes in circumstances indicate such impairment may have occurred. Proved oil and natural gas properties are evaluated by geologic basin for potential impairment. In accordance with the successful efforts method of accounting, impairment on proved properties is recognized when the estimated undiscounted projected future net cash flows or evaluation value using expected future prices of a geologic basin are less than its carrying value. If impairment occurs, the carrying value of the impaired geologic basin is reduced to its estimated fair value.

Unproved oil and natural gas properties do not have producing properties and are valued on acquisition by management, with the assistance of an independent expert when necessary. As reserves are proved through the successful completion of exploratory wells, the cost is transferred to proved properties. The cost of the remaining unproved basis is periodically evaluated by management to assess whether the value of a property has diminished. To do this assessment, management considers (i) estimated potential reserves and future net revenues from an independent expert (ii) our history in exploring the area, (iii) our future drilling plans per our capital drilling program prepared by our reservoir engineers and operations management, and (iv) other factors associated with the area. Impairment is taken on the unproved property value if it is determined that the costs are not likely to be recoverable. The valuation is subjective and requires management to make estimates and assumptions that, with the passage of time, may prove to be materially different from actual results.

Revenue from Contracts with Customers

We recognize our revenues following ASC Topic 606, Revenue from Contracts with Customers. Our revenues are primarily derived from our interests in the sale of oil and natural gas production. Oil, natural gas, and NGL sales revenues are generally recognized when control of the product is transferred to the customer, the performance obligations under the terms of the contracts with customers are satisfied, and collectability is reasonably assured. In circumstances where we are the non-operator or mineral right owner, we do not consider ourselves to have control of the product, and revenues are recognized net of production taxes and post-production expenses. The performance obligations for our contracts with customers are satisfied as of a point in time through the delivery of oil and natural gas to our customers. Given the inherent time lag between when oil, natural gas, NGL production, and sales occur and when operators or purchasers often make disbursements to royalty interest owners and due to the large potential fluctuations of both oil production and sale price, a significant portion of our revenue may represent accrued revenue based on estimated net sales volumes and estimated selling prices.

For crude oil and natural gas produced by PhoenixOp, each delivery order is treated as a separate performance obligation. Revenue is recognized when the performance obligation is satisfied, which typically occurs at the point in time control of the product transfers to the customer. Revenue is measured as the amount we expect to receive in exchange for transferring commodities to the customer. Our commodity sales are typically based on prevailing market-based prices. When deliveries contain multiple products, an observable standalone selling price is generally used to measure revenue for each product. Revenues from product sales are presented separately from post-production expenses, including transportation costs, as we control the operated production prior to its transfer to customers.

Recent Accounting Pronouncements

In November 2024, the FASB issued Accounting Standards Update (“ASU”) 2024-03, Income Statement—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires companies to provide more detailed disclosures about the disaggregation of income statement expenses. The ASU aims to enhance the transparency and usefulness of financial statements by providing better insight into the components of expense line items, and becomes effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. We are currently evaluating the impact of the standard on our financial statements and disclosures.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk, including the effects of adverse changes in commodity prices and interest rates or from counterparty or customer credit risk, each as described below. The primary objective of the following information is to provide quantitative and qualitative information about our potential exposure to market risks. These disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how we view and manage our ongoing market risk exposures. All of our instruments that are sensitive to market risk were entered into for purposes other than speculative trading. Also, gains and losses on these instruments are generally offset by losses and gains on the offsetting expenses.

Commodity Price Risk

Our major market risk exposure is in the pricing applicable to the oil, NGL, and natural gas production of our E&P operators, including PhoenixOp, which affects our revenue from PhoenixOp and the royalty payments we receive from our third-party E&P operators. Realized pricing is primarily driven by the prevailing worldwide price for crude oil and spot market prices applicable to our natural gas production. Pricing for oil, NGL, and natural gas has been volatile and unpredictable for several years, and this volatility is expected to continue in the future. The prices that our E&P operators receive for oil, NGL, and natural gas production depend on many factors outside of their and our control, such as the strength of the global economy and global supply and demand for the commodities they produce.

To reduce the impact of fluctuations in oil, NGL, and natural gas prices on our revenues, we periodically enter into commodity derivative contracts with respect to certain of our oil, NGL, and natural gas production through various transactions that limit the risks of fluctuations of future prices. Additionally, we are required to hedge a portion of anticipated oil production pursuant to certain covenants under the Fortress Credit Agreement. As a part of our derivative contracts, as of June 30, 2025, over the next three years, we had nearly 6.3 million Bbl hedged at a weighted average strike price of $61.63 per Bbl, which would generate revenues of approximately $389.9 million over the same period, assuming a price of $0 per Bbl. We plan to continue our practice of entering into such transactions to reduce the impact of commodity price volatility on our cash flow from operations. Future transactions may include price swaps whereby we will receive a fixed price for our production and pay a variable market price to the contract counterparty. Additionally, we may enter into collars, whereby we receive the excess, if any, of the fixed floor over the floating rate or pay the excess, if any, of the floating rate over the fixed ceiling. These hedging activities are intended to limit our exposure to product price volatility and to maintain stable cash flows.

By using derivative instruments to economically limit exposure to changes in commodity prices, we expose ourselves to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk. See “—Counterparty and Customer Credit Risk” below.

The fair market value of our commodity derivative contracts was a net asset of $3.1 million and a net liability of $7.3 million as of June 30, 2025 and December 31, 2024, respectively. Based upon our open commodity derivative positions at June 30, 2025, a hypothetical 10% increase in the NYMEX WTI price would increase our net derivative liability position by $45.2 million, while a 10% decrease in the NYMEX WTI price would decrease our net liability position by $44.6 million. Based upon our open commodity derivative positions at December 31, 2024, a hypothetical 10% increase in the NYMEX WTI price would increase our net derivative liability position by $45.8 million, while a 10% decrease in the NYMEX WTI price would decrease our net liability position by $45.8 million.

A $1.00 per Bbl change in our realized oil price would have resulted in a $3.5 million and a $4.2 million change in our oil revenues for the six months ended June 30, 2025 and the year ended December 31, 2024, respectively. A $0.10 per Mcf change in our realized natural gas price would have resulted in a $0.1 million change in our natural gas revenues for both of the six months ended June 30, 2025 and the year ended December 31, 2024. A $1.00 per Bbl change in NGL prices would have resulted in a $0.2 million change and a less than $0.1 million change in our NGL revenues for each of the six months ended June 30, 2025 and the year ended December 31, 2024. Revenues from oil sales contributed 95.0% and 93.2%, revenues from natural gas sales contributed 1.4% and 2.0%, and revenues from NGL sales contributed 1.6% and 3.9% of our consolidated revenues for the six months ended June 30, 2025 and the year ended December 31, 2024, respectively.

Interest Rate Risk

Our primary exposure to interest rate risk results from outstanding borrowings under our credit facilities, which bear interest at a floating rate. The average annual interest rate incurred when such facility was outstanding on our borrowings under the Fortress Credit Agreement was 11.4% and 11.8% during the six months ended June 30, 2025 and the year ended December 31, 2024, respectively. Assuming no change in the amount of borrowings under the Fortress Credit Agreement outstanding, a hypothetical 100 basis point increase or decrease in the average interest rate under these borrowings would increase or decrease our interest expense on those borrowings on an annual basis by approximately $2.5 million. See “—Liquidity and Capital Resources—Indebtedness—Fortress Credit Agreement.”

Counterparty and Customer Credit Risk

Our cash and cash equivalents are exposed to concentrations of credit risk. We manage and control this risk by investing these funds in major financial institutions. We often have balances in excess of the federally insured limits.

Our derivative contracts expose us to credit risk in the event of nonperformance by counterparties. We evaluate the credit standing of such counterparties as we deem appropriate. We have determined that our counterparties have an acceptable credit risk for the size of derivative position placed; therefore, we do not require collateral or other security from our counterparties. Additionally, we use master netting arrangements to minimize credit risk exposure.

Our principal exposures to credit risk are through receivables generated by product sales from the delivery of commodities that we extract and deliver to purchasers and the production activities of our operators. For the six months ended June 30, 2025, one purchaser of our commodities and 11 third-party E&P operators made up 47.0% and 18.0% of our consolidated revenue, respectively, as compared to one purchaser of our commodities and eight third-party E&P operators that made up 7.0% and 38.0% of our consolidated revenue, respectively, for the six months ended June 30, 2024. Similarly, as of June 30, 2025, we had concentrations in accounts receivable of 16.0% and 10.0% with two purchasers of our commodities and 13.0% with one third-party E&P operator, as compared to 17.0%, 15.0%, and 13.0% with three third-party E&P operators as of December 31, 2024. Although we are exposed to a concentration of credit risk due to our reliance on our operators, we do not believe the loss of any single purchaser would materially impact our operating results as crude oil and natural gas are fungible products with well-established markets and numerous purchasers. If multiple purchasers were to cease making purchases at or around the same time, we believe there would be challenges initially, but there would be ample markets to handle the disruption. Additionally, recent rulings in bankruptcy cases involving our third-party E&P operators have stipulated that royalty owners must still be paid for oil, gas, and NGL extracted from their mineral acreage during the bankruptcy process. In light of this, we do not expect the entry of one of our operators into bankruptcy proceedings would materially affect our operating results.

Furthermore, as PhoenixOp increases the extent of its operations and generates revenue from the sale of crude oil and natural gas delivered to purchasers, we expect that our concentration of revenue and accounts receivable among a limited number of third-party E&P operators will decrease and we will achieve greater control over the terms of the sales agreements entered into among PhoenixOp and the purchasers.

See “Business—Our E&P Operators” for a further discussion of our E&P operator relationships.

BUSINESS

Overview

We operate in the oil and gas industry and execute on a three-pronged strategy involving (i) direct drilling operations of operated working interests, (ii) the acquisition of royalty assets, and (iii) the acquisition of non-operated working interest assets. Our direct drilling operations are currently primarily focused on development efforts in the Williston Basin in North Dakota and Montana and the Powder River and DJ Basins in Wyoming. Our royalty and working interest acquisitions center around a variety of assets, including mineral interests, leasehold interests, overriding royalty interests, and perpetual royalty interests. These efforts have historically targeted assets in the Williston, Permian, Powder River, Uinta, and DJ Basins. We are agnostic as to geography and prioritize operational and asset potential when executing on our strategy.

We began operations in 2019 with the development of our specialized software system, which we have designed and improved over time to support our ability to identify, analyze, underwrite, transact, and manage our oil and gas assets. In 2019, we acquired our first mineral interest asset and began to generate revenue. In 2020, we expanded our operations and team to include specialists across a variety of key focus areas. From 2020 to 2024, we experienced significant growth in operations. For example, in 2020, the E&P operators of our properties operated 725 gross and 2.8 net productive development wells on the acreage underlying our mineral and royalty interests, and the total acreage underlying our gross and net royalty interests was 177,824 and 1,506, respectively. In the four years since then, the E&P operators of our properties have operated an additional 6,312 gross and 75.1 net productive development wells on the acreage underlying our mineral and royalty interests, of which approximately 463 gross and 43.2 net productive development wells were drilled in 2024 alone. As of December 31, 2024, we had 3,962,065 and 531,120 acres underlying our gross and net royalty interests, respectively, as compared to 177,824 and 1,506 acres underlying our gross and net royalty interests, respectively, at December 31, 2020. Furthermore, our total production for the year ended December 31, 2020 was under 0.2 million Boe as compared to over 4.7 million Boe for the year ended December 31, 2024. In the same period our number of employees grew from 21 at December 31, 2020 to 135 at December 31, 2024. Additionally, we commenced direct drilling operations and spudded our first wells in the third quarter of 2023 and, as of June 30, 2025, we have drilled a total of 72.0 gross and 66.1 net producing development and injection wells. We expect these direct drilling operations to be a core component of our business strategy going forward.

Since our initial mineral interest asset acquisition in 2019, we have leveraged our specialized software system and experienced management team to identify asset opportunities that fit our desired criteria and potential for returns. While we evaluate and acquire a wide variety of assets, we have historically prioritized assets with potential for high monthly recurring cashflows and primarily target assets that have a potential payback within the short to medium-term and long-term cashflows.

As of June 30, 2025, we have completed 4,455 acquisitions from landowners and other mineral interest owners, representing approximately 548,220 NRAs of royalty assets and 586,923 of NMAs of leasehold assets since 2019. Over that same period, in addition to completing numerous small transactions, we completed more than 74 transactions larger than 1,000 NMAs that account for approximately 68% of our NMAs. We have acquired mineral, royalty, and leasehold interests from individuals, families, trusts, partnerships, small minerals aggregators, minerals brokers, large private minerals companies, private oil and gas E&P companies, and public minerals companies. We also actively manage our portfolio of assets and, as of June 30, 2025, have sold 3,152 NMAs since 2019.

Following the acquisition of an asset, we typically share in the proceeds of the natural resources extracted and sold by a third-party E&P operator. For certain assets, we operate our own direct drilling operations through our direct wholly owned subsidiary, PhoenixOp.

For the six months ended June 30, 2025 and 2024 we had revenue of $279.6 million and $120.5 million, respectively, net income (loss) of $24.3 million and less than $(0.1) million, respectively, and EBITDA of

$164.0 million and $72.6 million, respectively. For the years ended December 31, 2024, 2023, and 2022, we had revenue of $281.2 million, $118.1 million, and $54.6 million, respectively, net income (loss) of $(24.8) million, $(16.2) million, and $5.7 million, respectively, and EBITDA of $150.7 million, $65.9 million, and $29.7 million, respectively. As of June 30, 2025 and December 31, 2024, 2023, and 2022, we had total assets of $1,369.6 million, $1,029.1 million, $493.2 million, and $157.0 million, respectively, total liabilities of $1,379.4 million, $1,063.1 million, $498.0 million, $148.3 million, respectively (inclusive of total indebtedness of $1,220.6 million, $987.9 million, $447.9 million, and $116.9 million, respectively), and retained earnings (accumulated deficit) of $(10.2) million, $(34.5) million, $(9.7) million, and $6.5 million, respectively. Through 2024, we incurred a significant amount of debt in order to accelerate the growth of our business by acquiring additional assets and establishing our direct drilling operations. As a result, our cash flows from operations alone would not have been sufficient to service required cash interest and principal payment obligations under our then-existing debt in 2023 and 2024. During the six months ended June 30, 2025, we continued to incur a significant amount of debt. Furthermore, as of December 31, 2024, we estimate that we will need to make approximately $749.3 million and $3,224.8 million in capital expenditures to develop all our proved and probable undeveloped reserves, respectively, and that we will need to raise approximately $658.9 million in additional capital through the end of 2028 to fund such development. Although we expect our cash flows from operations to be sufficient to service cash interest and principal payment obligations under our debt for the foreseeable future, there can be no assurance as to the sufficiency of our cash flows for that purpose, and we do not expect such cash flows alone to be adequate to fund both our debt service obligations and the development of our reserves. Therefore, we expect to require additional capital to fund our growth and may require additional liquidity to service our debt. As a result, we may use the proceeds of additional debt or securities offerings or this offering to make interest and principal payments on our existing debt. See “Risk Factors—Risks Related to Our Business and Operations—The acquisition and development of our properties, directly or through our third-party E&P operators, will require substantial capital, and we and our third-party E&P operators may be unable to obtain needed capital or financing on satisfactory terms or at all, including as a result of increases in the cost of capital resulting from Federal Reserve policies in the past few years and otherwise,” “Risk Factors—Risks Related to Our Indebtedness—Despite our current level of indebtedness, we will still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above,” “Risk Factors—Risks Related to Our Indebtedness—We may not be able to generate sufficient cash to service all of our existing and future indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful,” “Risk Factors—Risks Related to the Preferred Shares and this Offering—The Preferred Shares are junior and subordinated to our existing and future indebtedness,” “Risk Factors—Risks Related to the Preferred Shares and this Offering—We may invest or spend the proceeds of this offering in ways with which you may not agree,” “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Market Opportunity

Our royalty and working interest acquisitions generally focus on specific subsets of mineral and leasehold assets in the United States. From a market perspective, we focus on highly attractive and defined basins, currently serviced by top-tier operators, with assets that we believe will generate high near-term cash flow. All the assets we seek to acquire are purchased at what management believes are attractive price points and have a liquidity profile that is desirable in the secondary market. We generally seek to acquire assets that have a near-term payback and long-term residual cash flow upside.

Business Strategy

Our three-pronged strategy centers around (i) direct drilling operations of operated working interests, (ii) the acquisition of royalty assets, and (iii) the acquisition of non-operated working interest assets.

Direct Drilling Operations

We currently run our own direct drilling activities through PhoenixOp. Throughout 2024, we increased the extent to which we run our own direct drilling operations and expect to continue to grow our drilling activities going forward. We intend to actively drill and develop select assets in an effort to maximize value and resource potential, and we will generally seek to increase our production, reserves, and cash flow from operations over time. We have identified a number of potential drilling locations that we believe have the potential for attractive growth and opportunities. In accordance with that business plan, we acquired our second drilling rig in October 2024 and our third drilling rig in April 2025.

As we rely more on our own direct drilling operations, our capital expenditures and operating expenses have also increased significantly, and we expect this increase in capital and operating expenses to continue as compared to our previous business model, which relied heavily on royalty and working interest acquisitions. As such, in 2025, we expect to have increased needs for additional capital in excess of cash flows from operating activities in order to fund the growth of our business and the development of our reserves. We expect to require additional outside funding, including through sales of the Preferred Shares offered hereby, to successfully execute this business strategy. Although we believe that running our own direct drilling operations will require significantly greater funds than partnering with a third-party operator, we believe that this strategy will provide greater control of cashflow, increased revenue, and larger potential for shorter payback periods as compared to returns on royalty assets and working interest assets. We expect that this ongoing shift in our business model will allow us to capture more of the upside from the use of our specialized software system. As of June 30, 2025, we estimate that our direct drilling operations will require approximately $324.3 million in additional capital throughout the rest of 2025 in order to achieve our intended business plan. We expect that these capital needs will be met in the near to medium term by capital contributions to PhoenixOp by us, which we expect to fund from time to time in varying amounts through a combination of cash from operations and the proceeds from loans and offerings of debt and equity securities. As of June 30, 2025, we had contributed approximately $229.8 million in cash and $60.2 million in lease assets to PhoenixOp. As of June 30, 2025, we had $156.2 million available for us to borrow under the Adamantium Loan Agreement (assuming Adamantium is able to issue the corresponding amount of Adamantium Securities). We also continue to issue August 2023 506(c) Bonds and Registered Notes, and, as of June 30, 2025, we had $700.3 million and 743.2 million of additional headroom until we reach the announced target offering amounts of $1,500.0 million and $750.0 million, respectively. Our funding of additional amounts to PhoenixOp will not be subject to specific milestones or triggering events, but instead will be guided by our business judgment in order to execute on our intended business plan. We intend to make such capital contributions to PhoenixOp until such time as PhoenixOp procures its own financing, if any, or has sufficient cash from operations to operate without supplemental financing from us. PhoenixOp is currently a borrower under certain of our loan agreements, including the Fortress Credit Agreement and Adamantium Loan Agreement, and could borrow amounts under such agreements directly. There is currently no committed amount of additional financing available under the Fortress Credit Agreement. Although we have issued over $200.0 million of Adamantium Securities to date, there can be no assurance that we will be successful in issuing additional Adamantium Securities and utilizing then-available commitments under the Adamantium Loan Agreement. See “Risk Factors—Risks Related to Our Business and Operations—The acquisition and development of our properties, directly or through our third-party E&P operators, will require substantial capital, and we and our third-party E&P operators may be unable to obtain needed capital or financing on satisfactory terms or at all, including as a result of increases in the cost of capital resulting from Federal Reserve policies in the past few years and otherwise.”

Leases are contributed to PhoenixOp at a value equal to our cost of acquisition of the contributed asset, and we anticipate contributing additional oil and gas properties to PhoenixOp in the future. Leases are generally contributed in order for PhoenixOp to operate extraction activities on such assets with the requisite title and permissions. We expect to only contribute oil and gas properties to PhoenixOp that are located in an area where we own or lease enough continuous productive acreage to support meaningful mineral extraction activities. Whether and when we have properties we decide to contribute to PhoenixOp will depend on, among other things, our ability to acquire properties from multiple owners, the amount and quality of mineral reserves discovered on such properties, the presence of or proximity to third-party operators with existing extraction activities, and the suitability of the area’s topography for drilling and operating producing wells. See “Risk Factors—Risks Related to Our Business and Operations—We, through our investment in PhoenixOp and future assignment of oil and gas properties to PhoenixOp, conduct direct drilling and extraction activities. Such activities pose additional risks to us.”

Royalty and Working Interest Acquisitions

For our royalty and working interest acquisitions, we have developed a process for the identification, acquisition, and monetization of assets. Below is a general illustration of our process:

•	Our specialized software provides market intelligence to identify and rank potential assets and support our acquisition strategy and functions.

•	We make contact with the owner of the asset and begin the conversation on how we can increase the value of the property for the owner.

•	We provide the potential seller with a packet detailing our business, industry data, property valuation, and an all-cash offer based on the valuation.

•	Our sales team engages the potential seller to discuss the terms of the sale and the value of the property.

•	We handle the closing of the property and the property is migrated to our portfolio.

•	We utilize our land rights to extract natural resources from the property through third-party operators or determine to proceed with our own direct drilling operations.

•

We collect a portion of the revenue generated from the natural resources extracted and sold by a third-party operator. Our share of the revenue depends on the type of asset, either mineral rights or non-operated working interests, and the underlying contract with the third-party operator.

•	We continue to operate the property to extract the minerals through third-party operators or PhoenixOp until we decide to sell the property rights.

Separate from the ordinary royalty income assets, we maintain a structural discipline to participate in non-operated working interests, in part for their tax benefits. Due to favorable IRS treatment, marrying this asset class to our pure royalty income creates an augmented “write off” strategy whereby the balanced portfolio effectively creates little to no annual taxable income. Functionally, the transactions we enter into are similar to traditional real estate transactions with respect to the mechanics. A seller agrees to sell to us, a purchase and sale agreement is executed, earnest money is conveyed, and manual diligence and title review is conducted as an audit function prior to closing. Upon closing, the funds are conveyed to the seller and the title is recorded by us in the applicable jurisdiction. Assets can produce for upwards of 20 years; however, there is a considerable regression/depletion curve over the life of the asset. As such, we tend to focus on wells that have recently begun producing or are likely to have new production in the near term. We focus on a closed-loop process from discovery to acquisition to long-term balance sheet ownership. We believe the recurring nature of these cash flows will allow for considerable scale without material increases in fixed overhead.

Our Specialized Software System

Our software system is designed to be scalable and process inputs from a variety of internal and external sources, and supports our ability to identify, analyze, underwrite, and formally transact in the purchasing of oil and gas assets. Our software system operates across three key facets of our business:

•

Asset Discovery – The data-driven system has customized inputs that are selected by management to pull in and incorporate data sets from multiple third-party sources through custom application interfaces that automatically retrieve updated information on a regular basis. For example, the system retrieves detailed land and title data and well-level data, including operator, production metrics, well status, dates of activities, well-specific activities, and historical reporting. The software system compiles these inputs and creates dashboards that can be accessed by management to analyze and review granular data on an asset-by-asset level. These dashboards present certain key information, including, among others, the geography of the asset, the estimated probability of future oil wells, the estimated predictability of the timing and value of cashflows, and local and national oil prices. We believe this process provides us with key market intelligence and insights, tailored to prioritize asset traits curated and targeted by management, to identify and rank potential assets. We believe this provides us with a competitive advantage because we are able to identify potentially valuable assets, based on our own hierarchy and prioritization of asset traits and data inputs, that may otherwise be overlooked by other industry participants.

•

Asset Grading and Estimates – The outputs from the asset discovery process are then run through a discounted cash flow model, using management inputs for discount rate and the price of oil, to generate asset value and pricing estimates. The software system grades these assets based on management’s desired target criteria for high probability of high near-term cash flow, and generates a summary version of assets to prospect for acquisition for our sales team. The system also generates an acquisition price for each asset, which informs the sales team as to the maximum price that we may be willing to offer in any prospective transaction. This process is used to further characterize high-priority targets for sales and acquisition efforts.

•

Asset Acquisition – Based on management input, the software system then routes the pricing and asset information from the asset grading and estimates process through an automated document generator to create customized, asset-specific document packages for utilization and distribution by our sales team. The workflow for these document packages is then processed and monitored using our internally developed software, which distributes the documents to our operations team for the preparation of an offering and sale package, which is then delivered to the prospective seller. Using relationship management features within our internally developed software, the sales team is able to record notes and each opportunity can be tracked from its original data upload through the lifecycle of the sales process.

While the data inputs utilized by our software system are largely based on public information, considerable customization and coding has been undertaken to generate a system that we can successfully leverage in our business. This software was designed and built by us to address our specific needs, and we are not aware of a similar competitive product. We rely on trade secret laws to protect our software system and do not own any registered copyright, patent, or other intellectual property rights regarding our software. However, we believe the investment of significant monetary and intellectual resources have created a system that would be difficult to replicate. We currently have no intention of licensing or selling our software. See “Risk Factors—Risks Related to Legal, Regulatory, and Environmental Matters—We do not currently own any registered intellectual property rights relating to our software system and may be subject to competitors developing the same technology.”

Our Oil and Natural Gas Properties

Productive Wells

Productive wells consist of producing wells, wells capable of production, and exploratory, development, or extension wells that are not dry wells. As of June 30, 2025, we owned mineral, royalty, and working interests in 7,270 productive wells, the majority of which are oil wells that also produce natural gas and NGLs. As of December 31, 2024, we owned mineral, royalty, and working interests in 7,037 productive wells, the majority of which are oil wells that produce natural gas and NGL.

As of June 30, 2025, we had 167 wells that fall under our “wells in progress” (“WIP”) category, and we had 35.6 net WIP. We define a WIP as a development well in a stage preliminary to production. We utilize both proprietary and public systems to identify WIPs based on four distinct criteria: (1) a well that is not actively being drilled but is in the process of being developed; (2) a well currently being drilled and awaiting completion; (3) a drilled well in the completion process; and (4) a drilled well that has been completed but is not yet producing. This term serves as a guide in our acquisition strategy, enabling us to pinpoint lower-risk investment opportunities for our stakeholders. As of December 31, 2024, we had 105 wells that fall under our WIP category, and we had 35.1 net WIP.

Drilling Results

In the six months ended June 30, 2025, the E&P operators of our properties, including PhoenixOp, drilled 141 gross and 29.6 net productive development wells on the acreage underlying our mineral and royalty interests. This compares to 232 gross and 11.7 net productive development wells drilled by E&P operators on the acreage underlying our mineral and royalty interests in the six months ended June 30, 2024.

In the year ended December 31, 2024, the E&P operators of our properties, including PhoenixOp, drilled 463 gross and 43.2 net productive development wells on the acreage underlying our mineral and royalty interests. This compares to 1,965 and 971 gross productive development wells and 19.2 and 8.7 net productive development wells drilled by E&P operators on the acreage underlying our mineral and royalty interests in the years ended December 31, 2023 and 2022, respectively.

Included in our total drilled wells figures, as of June 30, 2025, PhoenixOp had drilled a total of 62 gross and 56.1 net productive development wells, all of which were drilled in the Williston Basin in North Dakota and Montana. PhoenixOp has also drilled a total of 10 gross and 10 net saltwater disposal wells, and had 32 gross and 26.6 net development wells in progress as of June 30, 2025.

As a holder of mineral and royalty interests, we generally are not provided information as to whether any wells drilled on the properties underlying our acreage are classified as exploratory. We are not aware of any dry holes drilled on the acreage underlying our mineral and royalty interests during the relevant periods.

Wells

As of June 30, 2025, we owned mineral, royalty, and working interests in 7,270 total gross wells and 111.1 total net wells. The following table sets forth information about the productive wells in which we have a mineral or royalty interest as of June 30, 2025:

	Well Count
	Oil		Gas
	Gross	Net	Gross	Net
Basin or Producing Region
Bakken/Williston Basin	4,127	89.7	3	0.0
DJ Basin/Rockies/Niobrara	1,364	16.5	6	0.0
Permian Basin	704	1.2	2	0.0
Other	539	1.5	525	2.3

Total	6,734	108.9	536	2.3

Acreage of Mineral and Royalty Interests

The following tables set forth information relating to the acreage underlying our mineral and working interests as of June 30, 2025:

Acreage of Mineral Interest

	Net Royalty Acres
	Developed Acreage	Undeveloped Acreage	Total Acreage
Basin
Bakken/Williston Basin	18,624	76,626	95,250
DJ Basin/Rockies/Niobrara/PRB	5,265	10,623	15,889
Permian Basin	657	356	1,013
Other	470	435,599	436,069

Total Net Royalty Acres	25,017	523,204	548,220

	Gross Royalty Acres
	Developed Acreage	Undeveloped Acreage	Total Acreage
Basin
Bakken/Williston Basin	572,973	955,354	1,528,327
DJ Basin/Rockies/Niobrara/PRB	119,797	358,489	478,287
Permian Basin	94,083	24,603	118,685
Other	17,579	2,216,297	2,233,876

Total Gross Royalty Acres	804,432	3,554,744	4,359,175

Acreage of Working Interest

	Net Mineral Acres
	Developed Acreage	Undeveloped Acreage	Total Acreage
Basin
Bakken/Williston Basin	50,370	238,829	289,198
DJ Basin/Rockies/Niobrara/PRB	3,957	34,161	38,118
Permian Basin	28	36	64
Other	349	259,195	259,544

Total Net Mineral Acres	54,704	532,220	586,923

	Gross Mineral Acres
	Developed Acreage	Undeveloped Acreage	Total Acreage
Basin
Bakken/Williston Basin	253,536	814,001	1,067,536
DJ Basin/Rockies/Niobrara/PRB	43,179	198,616	241,794
Permian Basin	7,680	1,280	8,960
Other	15,872	1,309,568	1,325,440

Total Gross Mineral Acres	320,266	2,323,464	2,643,731

Beginning with the period ended December 31, 2023 and for all subsequent periods, each land holding in which we have a net royalty interest is reviewed and associated with a specific drilling spacing unit. This helps support the accuracy of estimates regarding gross royalty acres. For the period ended December 31, 2022 and for all prior periods, the drilling spacing unit was estimated based on average development within a basin and applied to each land holding in which we had a net royalty interest.

Acreage Expirations

As of June 30, 2025, we have 175,440 gross and 26,193 net working interest acres expiring through the end of 2027, with an additional 243,669 gross and 46,271 net working acres expiring in 2028, and 609,743 gross and 85,202 net working interest acres expiring in 2029. The remaining 454,934 gross and 72,092 net working interest acres expire in years 2030 and beyond.

Evaluation and Review of Estimated Proved and Probable Reserves

We use the term “probable reserves” herein to refer to those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. The probable reserves disclosed herein have been quantified using deterministic methods and, when combined with proved reserves, have at least a 50% probability that actual quantities recovered will equal or exceed the proved plus probable reserves estimates in accordance with Rule 4-10(a)(18) of Regulation S-X. The probable reserves are adjacent to quantifiable proved reserves but where data control is present but is less certain. Our probable reserves are assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Our probable reserves are also assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir. The proved plus probable estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects. Where direct observation has defined a highest known oil (“HKO”) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

We use the term “proved reserves” herein to refer to quantities of oil and gas that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation.

The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. The area of the reservoir considered as proved includes (i) the area identified by drilling and limited by fluid contacts, if any, and (ii) adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons as seen in a well penetration unless geoscience, engineering or performance data, and reliable technology established a lower contact with reasonable certainty. Where direct observation from well penetrations has defined an HKO elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering or performance data, and reliable technology establish the higher contact with reasonable certainty. Reserves that can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (a) successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (b) the project has been approved for development by all necessary parties and entities, including governmental entities. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price is the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

In order to establish the appropriate level of reserve categories and estimates to assign to our properties, we utilize modern geologic and engineering technologies, some of which are proprietary and some of which are publicly available. These technologies include, but are not limited to, drilling and completions data, flowback data, productivity results, pressure performance, mapping of geologic characteristics taken from open hole logs, cased hole logs, gamma ray logs, measurement while drilling logs, electric logs, and seismic surveys.

The proved and probable reserves estimates reported herein are as of June 30, 2025, December 31, 2024, December 31, 2023, and December 31, 2022. The technical persons primarily responsible for preparing the estimates disclosed herein each have over 15 years of industry experience. Each meet or exceed the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers and are proficient in judiciously applying industry standard practices to engineering and geoscience evaluations, as well as applying SEC and other industry reserves definitions and guidelines. Mr. Brandon Allen, who is our Chief Operating Officer and who, prior to that role, served as the President of PhoenixOp from February 2024 until December 2024 and its Vice President of Reservoir Engineering from March 2023 to February 2024, is primarily responsible for overseeing the preparation of the reserves estimation. He has approximately 19 years of oil and gas operations and reserves estimation and reporting experience. He has earned Bachelor of Science degrees in Biochemistry and Chemical Engineering from the University of Colorado, Boulder, and is an active member of the Society of Petroleum Engineers.

Proved and probable reserve estimates are based on the unweighted arithmetic average prices on the first day of each month for the 12-month period ended June 30, 2025, December 31, 2024, December 31, 2023, or December 31, 2022, as applicable. Average prices for the 12-month periods were as follows: WTI crude oil spot price of $76.32 per Bbl as of December 31, 2024, adjusted by lease or field for quality, transportation fees, and market differentials, and a Henry Hub natural gas spot price of $2.130 per MMBtu as of December 31, 2024, adjusted by lease or field for energy content, transportation fees, and market differentials. All prices and costs associated with operating wells were held constant in accordance with SEC guidelines.

We estimate the quantity or perceived cashflow of proved and probable undeveloped reserves for financial reporting purposes in accordance with the five-year rule as set forth by the SEC. Most proved undeveloped properties are operated by our subsidiary, PhoenixOp, whereby we and PhoenixOp have the property on the most current drill schedule. Non-operated proved and probable undeveloped properties represent properties that we have high confidence will be converted to producing properties within five years based on our diligence and review of public and non-public data sources. As it relates to a majority of our mineral and non-operated interest holdings, we do not always have the ability to accurately estimate when undeveloped reserves may be extracted and instead take a conservative approach whereby we only classify such reserves as proved when such reserves are either currently producing or where we have knowledge of a close date of extraction, such as upon our receipt of a notice from the operators of such reserves providing a specific timeframe for near-term production. We classify the remaining reserves as probable reserves. For example, for probable undeveloped reserves, we have a high confidence that the properties are on a development plan and/or will be converted to producing properties within the next five years based on, among other factors, our discussions with service providers, the location of nearby drilling rigs, permits obtained by the operators that are generally valid for one to two years, and the terms of the respective leases, which typically expire within five years.

Estimates of probable reserves, and the future cash flows related to such estimates, are inherently imprecise and are more uncertain than estimates of proved reserves, and the future cash flows related to such estimates, but have not been adjusted for risk due to that uncertainty. Because of such uncertainty, estimates of probable reserves, and the future cash flows related to such estimates, may not be comparable to estimates of proved reserves, and the future cash flows related to such estimates, and should not be summed arithmetically with estimates of proved reserves, and the future cash flows related to such estimates. When producing an estimate of the amount of natural gas and oil that is recoverable from a particular reservoir, an estimated quantity of probable reserves is an estimate of those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. Estimates of probable reserves are also continually subject to revisions based on production history, results of additional exploration and development, price changes, and other factors. When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir. Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

The reserves information in this disclosure represents only estimates. Reserve evaluation is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. In addition, results of drilling, testing, and production subsequent to the date of an estimate may lead to revising the original estimate. Accordingly, initial reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered. The meaningfulness of such estimates depends primarily on the accuracy of the assumptions upon which they were based. Except to the extent we acquire additional properties containing proved reserves or conduct successful exploration and development activities or both, our proved reserves will decline as reserves are produced.

In addition, we anticipate that the preparation of our proved and probable reserve estimates is completed in accordance with internal control procedures, including the following:

•	review and verification of historical production data, which data is based on actual production as reported by the operators of our properties;

•	preparation of reserves estimates by Mr. Brandon Allen or under his direct supervision;

•

review by Mr. Brandon Allen and Mr. Curtis Allen, our Chief Financial Officer, of all of our reported proved and probable reserves at the close of the calendar year, including the review of all significant reserve changes and all new proved and probable undeveloped reserves additions;

•	verification of property ownership by our land department; and

•	no employee’s compensation being tied to the amount of reserves booked.

Oil, Natural Gas, and NGL Reserves

The following table presents our estimated proved and probable oil, natural gas, and NGL reserves as of each of the dates indicated:

	As of June 30,	As of December 31,
	2025(1)(2)	2024(2)(3)	2023(2)(4)	2022(5)
Estimated proved developed reserves
Oil (Bbl)	26,005,837	18,624,758	7,124,194	3,691,722
Natural gas (Mcf)	41,790,640	20,819,874	12,250,285	7,624,212
Natural gas liquids (Bbl)	6,953,807	2,848,355	1,514,761	—
Total (Boe)(6:1)(6)	39,924,751	24,943,093	10,680,669	4,962,424
Estimated proved undeveloped reserves
Oil (Bbl)	34,376,431	31,197,795	24,925,841	—
Natural gas (Mcf)	22,554,741	17,491,089	19,565,808	—
Natural gas liquids (Bbl)	6,353,734	4,753,257	6,648,747	—
Total (Boe)(6:1)(6)	44,489,288	38,866,233	34,835,556	—
Estimated proved reserves
Oil (Bbl)	60,382,268	49,822,554	32,050,035	3,691,722
Natural gas (Mcf)	64,345,381	38,310,963	31,816,093	7,624,212
Natural gas liquids (Bbl)	13,307,540	7,601,611	8,163,508	—
Total (Boe)(6:1)(6)	84,414,039	63,809,326	45,516,225	4,962,424
Percent proved developed	47%	39%	23%	100%
Estimated probable undeveloped reserves
Oil (Bbl)	133,415,924	107,769,309	74,877,268	—
Natural gas (Mcf)	141,362,777	134,083,603	88,184,111	—
Natural gas liquids (Bbl)	—	—	—	—
Total (Boe)(6:1)(6)	156,976,387	130,116,577	89,574,620	—

(1)

Estimates of reserves of oil and natural gas as of June 30, 2025 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month of the 12 months ended June 30, 2025, in accordance with SEC guidelines applicable to reserve estimates as of the end of such period. The unweighted arithmetic average first day of the month prices were $71.20 per Bbl for oil and $2.862 per MMBtu for natural gas at June 30, 2025. Estimates of reserves of NGL as of June 30, 2025 were calculated using the average of realized wellhead prices of such reserves. The average NGL price realized at June 30, 2025 was $23.86 per Bbl. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent our net revenue interest in our properties. Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, production costs, and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

(2)

In early 2023, PhoenixOp was established with the intention that certain leaseholds held by us would be developed by PhoenixOp. PhoenixOp executed a contract for a drilling rig with Patterson-UTI Drilling Company on June 20, 2023. This allowed for previously unbooked reserves as of December 31, 2022 to be estimated and booked as of December 31, 2023 as proved undeveloped in accordance with SEC guidelines for reserves categorization and estimation and in adherence to the five-year rule as set forth in Rule 4-10(a)(31) of Regulation S-X.

(3)

Estimates of reserves of oil and natural gas as of December 31, 2024 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month of the last 12 months ended December 31, 2024, in accordance with SEC guidelines applicable to reserve estimates as of the end of such period. The unweighted arithmetic average first day of the month prices were $76.32 per Bbl for oil and $2.130 per MMBtu for natural gas at December 31, 2024. Estimates of reserves of NGL as of December 31, 2024 were calculated using the average of realized wellhead prices of such reserves. The average NGL price realized at December 31, 2024 was $25.22 per Bbl. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent our net revenue interest in our properties. Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, production costs, and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.
(4)

Estimates of reserves of oil and natural gas as of December 31, 2023 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month of the last 12 months ended December 31, 2023, in accordance with SEC guidelines applicable to reserve estimates as of the end of such period. The unweighted arithmetic average first day of the month prices were $78.21 per Bbl for oil and $2.637 per MMBtu for natural gas at December 31, 2023. Estimates of reserves of NGL as of December 31, 2023 were calculated using the average of realized wellhead prices of such reserves. The average NGL price realized at December 31, 2023 was $19.21 per Bbl. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent our net revenue interest in our properties. Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, production costs, and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

(5)

Estimates of reserves of oil and natural gas as of December 31, 2022 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month of the last 12 months ended December 31, 2022, in accordance with SEC guidelines applicable to reserve estimates as of the end of such period. The unweighted arithmetic average first day of the month prices were $94.14 per Bbl for oil and $6.357 per MMBtu for natural gas at December 31, 2022. We had no NGL reserves as December 31, 2022 and, as such, no NGL price was calculated as of December 31, 2022. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent our net revenue interest in our properties. Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, production costs, and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

(6)

Estimated proved reserves are presented on an oil-equivalent basis using a conversion of six Mcf per barrel of “oil equivalent.” This conversion is based on energy equivalence and not price or value equivalence. If a price equivalent conversion based on the 12-month average prices for the period ended December 31, 2024 was used, the conversion factor would be approximately 35.8 Mcf per Bbl of oil.

At June 30, 2025, total estimated proved reserves were approximately 84,414,038 Boe, a 20,604,713 Boe net increase from the estimate of 63,809,326 at December 31, 2024. Proved developed reserves of 39,924,751 Boe represented an increase of approximately 14,981,658 Boe from December 31, 2024 as a result of proved developed reserves sales and acquisitions of 5,223,872 Boe, extensions of 642,059 Boe, and total positive revisions of previous estimates of 10,286,111 Boe, offset by production of 1,170,384 Boe. The total positive revisions of previous estimates comprised: (i) negative price revisions of (147,075) Boe, (ii) positive revisions of 10,674,945 Boe due to transferring proved undeveloped reserves to proved developed reserves, (iii) negative well performance revisions of (1,753,609) Boe, (iv) write downs of (255,861) Boe, (v) positive interest changes of 1,777,429 Boe and (vi) negative revisions of (9,718) Boe due to changes in lifting cost. Proved undeveloped reserves of 44,489,288 Boe represented an increase of approximately 5,623,054 Boe from December 31, 2024 as a result of proved undeveloped extensions of 17,346,988 Boe and total negative revisions of previous estimates of (11,723,933) Boe, which comprised (i) negative price revisions (211,520) Boe, (ii) negative revisions of (10,674,945) Boe due to transferring proved undeveloped reserves to proved developed reserves, (iii) negative well performance revisions of (6,032,993) Boe, (iv) positive revisions of 125,767 Boe due to asset development timing, (v) positive interest revisions of 5,071,131 Boe and (vi) negative revisions of (1,373) due to lifting cost changes. During the six months ended June 30, 2025, approximately $168.6 million in capital expenditures went toward the acquisition and development of proved reserves, which includes drilling, completion, and other facility costs associated with acquiring and developing wells.

At December 31, 2024, total estimated proved reserves were approximately 63,809,326 Boe, a 18,293,101 Boe net increase from the previous year end’s estimate of 45,516,225 Boe. Proved developed reserves of 24,943,092 Boe increased approximately 14,262,423 Boe from December 31, 2023 as a result of proved developed reserves acquisitions of 1,047,809 Boe, extensions of 3,268,997 Boe, and total positive revisions of previous estimates of 14,759,886 Boe, offset by divestitures of 71,887 Boe and production from proved developed reserves of 4,742,381 Boe. The total positive revisions of previous estimates comprised: (i) positive price revisions of 1,263 Boe; (ii) positive transfer of 14,871,911 Boe from proved undeveloped to proved developed reserves; (iii) negative well performance revisions of (481,161) Boe; (iv) positive revisions of 715,795 Boe due to interest changes; and (v) negative revisions of (347,922) Boe due to changes in lifting cost. Proved undeveloped reserves of 38,866,233 Boe increased approximately 4,030,677 Boe from December 31, 2023 as a result of proved undeveloped reserves extensions of 21,207,289 and total negative revisions of previous estimates of 17,176,612 Boe. The total negative revisions of previous estimates comprised: (i) positive price revisions of 48,935 Boe; (ii) negative transfer of (14,871,911) Boe from proved undeveloped to proved developed reserves; and (iii) negative well performance revisions of (2,353,636) Boe due to asset development reconfiguration and type curve adjustments. During the year ended December 31, 2024, approximately $87.4 million in capital expenditures were related to the conversion of proved undeveloped reserves to proved developed reserves. During the year ended December 31, 2024, approximately $450.0 million in capital expenditures went toward the acquisition and development of proved developed reserves, which includes drilling, completion, and other facility costs associated with acquiring and developing wells. All proved undeveloped reserves disclosed as of December 31, 2024 are scheduled to be converted to proved developed status within five years of initial disclosure.

At December 31, 2023, total estimated proved reserves were approximately 45,516,225 Boe, a 40,553,802 Boe net increase from the previous year end’s estimate of 4,962,424 Boe. Proved developed reserves of 10,680,669 Boe increased approximately 5,718,245 Boe from December 31, 2022 as a result of proved developed reserves acquisitions of 1,426,545 Boe, extensions of 5,682,894 Boe, and total positive revisions of previous estimates of 616,010 Boe, offset by production from proved developed reserves of 2,007,205 Boe. The total positive revisions of previous estimates comprised: (i) negative price revisions of (13,622) Boe; (ii) transfer of (89,378) Boe from proved developed to proved undeveloped due to previous misclassifications of reserve; (iii) positive well performance revisions of 515,938 Boe; and (iv) positive revisions of 203,072 Boe due to changes in lifting cost. Proved undeveloped reserves of 34,835,556 Boe increased approximately 34,835,556 Boe from December 31, 2022 as a result of revisions due to previous misclassification of 89,378 Boe of reserves as proved developed reserves and due to the addition of 34,746,179 Boe of operated proved undeveloped reserves stemming from the signing of a drilling rig contract in June 2023. During the year ended December 31, 2023, approximately $171.2 million in capital expenditures went toward the acquisition and development of proved developed reserves, which includes drilling, completion, and other facility costs associated with acquiring and developing wells. At December 31, 2022, there were no proved undeveloped reserves, Therefore, no capital expenditures for the year ended December 31, 2023 were related to the conversion of proved undeveloped reserves to proved developed reserves. All proved undeveloped reserves disclosed as of December 31, 2023 are scheduled to be converted to proved developed status within five years of initial disclosure.

At December 31, 2022, total estimated proved reserves were approximately 4,962,424 Boe, a 2,195,112 Boe net increase from the previous year end’s estimate of 2,767,312 Boe. Proved developed reserves of 4,962,424 Boe increased approximately 2,195,112 Boe from December 31, 2021 as a result of proved developed reserves acquisitions of 1,554,122 Boe, extensions of 75,272 Boe, and total positive revisions of previous estimates of 1,265,552 Boe, offset by production from proved developed reserves of 699,834 Boe. The total positive revisions of previous estimates comprised (i) positive price revisions of 524,667 Boe and (ii) positive well performance revisions of 740,885 Boe. During the year ended December 31, 2022, approximately $117.1 million in capital expenditures went toward the acquisition and development of proved reserves, which includes drilling, completion, and other facility costs associated with acquiring and developing wells. At December 31, 2021, there were no proved undeveloped reserves. Therefore, no capital expenditures for the year ended December 31, 2022 were related to the conversion of proved undeveloped reserves to proved developed reserves.

Delivery Commitments

As of June 30, 2025, PhoenixOp is subject to arrangements pursuant to which it has committed to provide a total of 2.2 million barrels of crude oil, with the highest yearly minimum of 958,000 barrels of crude oil, from June 1, 2025 to December 31, 2030. PhoenixOp will be subject to a shortfall fee for failure to meet this commitment. As a part of these arrangements, PhoenixOp has dedicated to the counterparties certain rights to all oil extracted from our wells in certain properties in Dunn County, Williams County, and Divide County, North Dakota. PhoenixOp has assessed the productivity potential of its leasehold in the area, as well as the feasibility of executing an operational plan to extract oil on its leasehold within the commitment period and dedication area, and deemed it to be reasonable to enter into such an agreement.

Select Production and Operating Statistics

The following table presents information regarding our production of oil, natural gas, and NGL and certain price and cost information for each of the periods indicated:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2025	2024	2024	2023	2022
Production Data:
Bakken
Oil (Bbl)	3,196,486	1,145,551	3,022,810	943,930	360,604
Natural gas (Mcf)	675,063	819,713	1,301,782	1,123,859	522,523
Natural gas liquids (Bbl)	123,235	138,621	270,219	88,762	—
Total (Boe)(6:1)(1)	3,432,231	1,420,792	3,509,992	1,220,003	447,691
Average daily production (Boe/d)(6:1)	18,963	7,807	9,590	3,342	1,227
All Properties
Oil (Bbl)	3,513,479	1,570,516	3,830,461	1,446,928	523,416
Natural gas (Mcf)	1,339,354	1,500,220	2,979,341	2,152,939	1,058,506
Natural gas liquids (Bbl)	190,387	217,607	415,363	201,454	—
Total (Boe)(6:1)(1)	3,927,092	2,038,159	4,742,381	2,007,205	699,834
Average daily production (Boe/d)(6:1)	21,697	11,199	12,993	5,499	1,917
Average Realized Prices:
Bakken
Oil (Bbl)	$68.83	$73.90	$71.77	$71.43	$80.67
Natural gas (Mcf)	$3.32	$2.19	$2.12	$3.47	$3.77
Natural gas liquids (Bbl)	$23.60	$25.03	$23.53	$26.70	$—
All Properties
Oil (Bbl)	$66.86	$70.80	$68.49	$73.10	$91.01
Natural gas (Mcf)	$2.94	$1.92	$1.86	$3.15	$6.66
Natural gas liquids (Bbl)	$23.86	$25.30	$25.22	$27.50	$—
Average Unit Cost per Boe (6:1):
All Properties
Operating costs, production and ad valorem taxes	$18.96	$12.97	$16.11	$16.18	$19.89
Operating costs excluding taxes	$13.68	$8.36	$10.75	$10.86	$12.58
Percentage of revenue	30.6%	22.1%	26.4%	16.7%	21.9%

(1)

“Btu-equivalent” production volumes are presented on an oil-equivalent basis using a conversion factor of six Mcf of natural gas per barrel of “oil equivalent,” which is based on approximate energy equivalency and does not reflect the price or value relationship between oil and natural gas.

Depletion of Oil and Natural Gas Properties

We account for our oil and gas properties under the successful efforts method of accounting. Under this method, the costs of development wells are capitalized to proved properties whether those wells are successful or unsuccessful. Capitalized drilling and completion costs, including lease and well equipment, intangible development costs, and operational support facilities, are depleted using the units-of-production method based on estimated proved developed reserves. Proved leasehold costs are also depleted; however, the units-of-production method is based on estimated total proved reserves. The computation of depletion expense takes into consideration restoration, dismantlement, and abandonment costs, as well as the anticipated proceeds from salvaging equipment.

Depletion expense was $67.8 million and $37.5 million for the six months ended June 30, 2025 and 2024, respectively, and $86.0 million, $34.2 million, and $12.1 million for the years ended December 31, 2024, 2023, and 2022, respectively. On a per unit basis, depletion expense was $17.27 per Boe and $17.85 per Boe for the six months ended June 30, 2025 and 2024, respectively, and $18.13 per Boe, $17.06 per Boe, and $17.34 per Boe for the years ended December 31, 2024, 2023, and 2022, respectively. The decrease in our depletion rate for the six months ended June 30, 2025 compared to 2024 was primarily due to lower realized production volumes within the mineral and non-operating segment and the significant growth in proved reserves due to drilling activity by our operating entity, PhoenixOp. The decrease in our depletion rate for the year ended December 31, 2023 compared to 2022 was primarily due to increased proved reserves relative to the change in aggregated proved leasehold and development costs associated with those proved reserves, whereas the increase in our depletion rate for the year ended December 31, 2024 compared to 2023 was primarily due to the incurrence of significant capital expenditures related to developing operated wells under our operating entity, PhoenixOp. The depletion rate for development capital is depleted at a higher rate as compared to leasehold due to the use of proved developed reserves versus total proved reserves under the successful efforts accounting method. We expect depletion expense to continue to increase in subsequent periods as our gross production of oil, gas, and other products increase.

Our E&P Operators

Our management team strives to acquire mineral and royalty interests in properties with top-tier third-party E&P operators. We seek third-party E&P operators that are well-capitalized, have a strong operational track record, and we believe will continue to produce through the application of the latest drilling and completion techniques across our mineral and royalty interests. Over 100 third-party E&P operators are currently producing oil and gas at our assets. As of June 30, 2025, our top ten third-party E&P operators operate on 11.3% of our NRAs.

Industry Operating Environment

The oil and natural gas industry is a global market impacted by many factors, such as government regulations, particularly in the areas of taxation, energy, climate change, and the environment, political and social developments in the Middle East and Russia, demand in Asian and European markets, and the extent to which members of OPEC and other oil exporting nations manage oil supply through export quotas. Natural gas prices are generally determined by North American supply and demand and are also affected by imports and exports of liquefied natural gas. Weather also has a significant impact on demand for natural gas because it is a primary heating source.

Oil and natural gas prices have been, and we expect may continue to be, volatile. Lower oil and gas prices not only decrease our revenues, but an extended decline in oil or gas prices may affect planned capital expenditures and the oil and natural gas reserves that our assets can economically produce. Among other things, drilling operations and related activities can be significantly impacted by the accuracy of the estimation of reserves and the effect on those reserves of fluctuating market prices. If commodity prices decline, the cost of developing, completing, and operating a well may not decline in proportion to the prices that are received for the production, resulting in higher operating and capital costs as a percentage of revenues. While lower commodity prices may reduce the future net cash flow from operations of the assets in which we invest, we expect to have sufficient liquidity to continue participation in development of our oil and gas properties.

Competition

The oil and gas industry is intensely competitive, and we compete with other oil and natural gas E&P companies, some of which have substantially greater resources than we have and may be able to pay more for exploratory prospects and productive oil and natural gas properties, and competition for our target asset classes is subject to increase in the future. Our larger or more integrated competitors may be better able to absorb the burden of existing, as well as any changes to, federal, state, and local laws and regulations than we can, which would adversely affect our competitive position. Our ability to acquire additional assets in the future is dependent on the success of our software platform, our ability and resources to evaluate and select suitable properties, and our ability to consummate transactions in this highly competitive environment.

Marketing and Customers

The market for oil and natural gas that will be produced from our assets depends on many factors, including the extent of domestic production and imports of oil and natural gas, the proximity and capacity of pipelines and other transportation and storage facilities, demand for oil and natural gas, the marketing of competitive fuels, and the effects of state and federal regulation. The oil and natural gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial, and individual consumers.

Our oil and natural gas production is expected to be sold under short-term contracts and priced based on first of the month index prices or on daily spot market prices. We rely on our third-party operating and service partners to market and sell our production. Our operating partners include a variety of E&P companies, from large, publicly traded companies to small, privately owned companies. Our service partners include a variety of oil and natural gas gathering, transportation, processing, and marketing companies. We do not believe the loss of any single operator or service partner would have a material adverse effect on our company as a whole.

Seasonality

Winter weather events and conditions, such as ice storms, freezing conditions, droughts, floods, and tornados, breeding and nesting seasons, and lease stipulations can limit or temporarily halt our and our operating partners’ drilling and producing activities and other oil and natural gas operations. These constraints and the resulting shortages or high costs could delay or temporarily halt our and our operating partners’ operations and materially increase our operating and capital costs. Such seasonal anomalies can also pose challenges for meeting well drilling objectives and may increase competition for equipment, supplies, and personnel during the spring and summer months, which could lead to shortages and increase costs or delay or temporarily halt our and our operating partners’ operations.

Title to Properties

Prior to completing an acquisition of mineral and royalty interests, we perform due diligence title reviews on a majority of tracts to be acquired. Our title review is meant to confirm the quantum of mineral and royalty interest owned by a prospective seller, the property’s lease status and royalty amount, and encumbrances or other related burdens. Said title review consists of a patent to present title search on the prospective tract and a “grantor/grantee” search of the prospective seller in county records, in addition to a lien/judgement search related to the seller’s ownership.

In addition to our initial title work and due diligence title review, the third-party E&P operators will conduct a thorough title examination prior to leasing and/or drilling a well and paying out the royalty owner. Should a third-party E&P operator’s title work uncover any further title defects, either we or the third-party E&P operator will perform curative work with respect to such defects. A third-party E&P operator generally will not pay out royalty payments on the property until any material title defects on such property have been cured.

We believe that the title to our assets is satisfactory in all material respects. Although title to these properties is in some cases subject to encumbrances, such as customary interests generally retained in connection with the acquisition of crude oil and gas interests, non-participating royalty interests, and other burdens, easements, restrictions, or minor encumbrances customary in the crude oil and natural gas industry, we believe that none of these encumbrances will materially detract from the value of these properties or from our interest in these properties.

Governmental Regulation and Environmental Matters

Our operations are subject to various rules, regulations, and limitations impacting the oil and natural gas E&P industry as a whole, including those associated with E&P operators and other owners of working interests in crude oil and natural gas properties. The legislation and regulation affecting the crude oil and natural gas industry are under constant review for amendment or expansion. Some of these requirements carry substantial penalties for failure to comply. The regulatory burden on the crude oil and natural gas industry increases the cost of doing business.

Environmental Matters

Crude oil and natural gas exploration, development, and production operations are subject to stringent laws and regulations governing the discharge of materials into the environment or otherwise relating to protection of the environment or occupational health and safety. These laws and regulations have the potential to impact production on the properties in which we own mineral interests, which could materially adversely affect our business and prospects. Numerous federal, state, and local governmental agencies, such as the EPA, issue regulations that often require difficult and costly compliance measures that carry substantial administrative, civil, and criminal penalties and may result in injunctive obligations for non-compliance. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities, and concentrations of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit construction or drilling activities on certain lands lying within wilderness, wetlands, ecologically sensitive, and other protected areas, require action to prevent or remediate pollution from current or former operations, such as plugging abandoned wells or closing earthen pits, result in the suspension or revocation of necessary permits, licenses, and authorizations, require that additional pollution controls be installed, and impose substantial liabilities for pollution resulting from operations. The strict, joint, and several liability nature of such laws and regulations could impose liability upon the E&P operators of our properties, including PhoenixOp regardless of fault. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances, hydrocarbons, or other waste products into the environment. In the opinion of our management, we are in substantial compliance with current applicable environmental laws and regulations, and we have no material commitments for capital expenditures to comply with existing environmental requirements. However, changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly pollution control or waste handling, storage, transport, disposal, or cleanup requirements could materially adversely affect our business and prospects.

Non-Hazardous and Hazardous Waste

The RCRA and comparable state statutes and regulations promulgated thereunder affect crude oil and natural gas exploration, development, and production activities by imposing requirements regarding the generation, transportation, treatment, storage, disposal, and cleanup of hazardous and non-hazardous wastes. With federal approval, the individual states administer some or all of the provisions of the RCRA, sometimes in conjunction with their own, more stringent requirements. Administrative, civil, and criminal penalties can be imposed for failure to comply with waste handling requirements. Although most wastes associated with the exploration, development, and production of crude oil and natural gas are exempt from regulation as hazardous wastes under RCRA, these wastes typically constitute nonhazardous solid wastes that are subject to less stringent requirements. From time to time, the EPA and state regulatory agencies have considered the adoption of stricter disposal standards for nonhazardous wastes, including crude oil and natural gas wastes. Moreover, it is possible that some wastes generated in connection with E&P of oil and gas that are currently classified as nonhazardous may, in the future, be designated as “hazardous wastes,” resulting in the wastes being subject to more rigorous and costly management and disposal requirements. Any changes in the laws and regulations could have a material adverse effect on the E&P operators of our properties’ capital expenditures and operating expenses, including those of PhoenixOp, which in turn could affect production from the acreage underlying our mineral and royalty interests and adversely affect our business and prospects.

Remediation

CERCLA and analogous state laws generally impose strict, joint and several liability, without regard to fault or legality of the original conduct, on classes of persons who are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the current owner or operator of a contaminated facility, a former owner or operator of the facility at the time of contamination, and those persons who disposed or arranged for the disposal of the hazardous substance at the facility. Under CERCLA and comparable state statutes, persons deemed “responsible parties” may be subject to strict, joint, and several liability for the costs of removing or remediating previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination), for damages to natural resources, and for the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. In addition, the risk of accidental spills or releases could expose the operators of the acreage underlying our mineral interests to significant liabilities that could have a material adverse effect on the operators’ businesses, financial condition, and results of operations. Liability for any contamination under these laws could require the operators of the acreage underlying our mineral interests to make significant expenditures to investigate and remediate such contamination or attain and maintain compliance with such laws and may otherwise have a material adverse effect on their results of operations, competitive position, or financial condition.

Water Discharges

The CWA, SDWA, the Oil Pollution Act of 1990 (the “OPA”), and analogous state laws and regulations promulgated thereunder impose restrictions and strict controls regarding the unauthorized discharge of pollutants, including produced waters and other crude oil and natural gas wastes, into regulated waters. The definition of regulated waters has been the subject of significant controversy in recent years, with different definitions proposed under the Obama and Trump Administrations. Both of these definitions have been subject to litigation. In January 2023, the EPA and the U.S. Army Corps of Engineers (the “Corps”) released a final revised definition of “waters of the United States” founded upon a pre-2015 definition and included updates to incorporate existing Supreme Court decisions and regulatory guidance. However, the January 2023 rule was challenged and is currently enjoined in 27 states. In May 2023, the U.S. Supreme Court released its opinion in Sackett v. EPA, which involved issues relating to the legal tests used to determine whether wetlands qualify as waters of the United States. The Sackett decision invalidated certain parts of the January 2023 rule and significantly narrowed its scope, resulting in a revised rule being issued in September 2023. However, due to the injunction of the January 2023 rule, the implementation of the September 2023 rule currently varies by state. In March 2025, the EPA announced that it will work with the Corps to review and revise the definition of “waters of the United States,” guided by the Sackett decision. To the extent the implementation of the final rule, results of the litigation, or any further action expands the scope of jurisdiction, it may impose greater compliance costs or operational requirements on our operators, including PhoenixOp. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or the state. The CWA and regulations implemented thereunder also prohibit the discharge of dredge and fill material into regulated waters, including jurisdictional wetlands, unless authorized by an appropriately issued permit. In addition, spill prevention, control, and countermeasure plan requirements under federal law require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture, or leak. The EPA has also adopted regulations requiring certain crude oil and natural gas E&P facilities to obtain individual permits or coverage under general permits for storm water discharges, and, in June 2016, the EPA finalized effluent limitation guidelines for the discharge of wastewater from hydraulic fracturing.

The OPA is the primary federal law for crude oil spill liability. The OPA contains numerous requirements relating to the prevention of and response to petroleum releases into regulated waters, including the requirement that operators of offshore facilities and certain onshore facilities near or crossing waterways must develop and maintain facility response contingency plans and maintain certain significant levels of financial assurance to cover potential environmental cleanup and restoration costs. The OPA subjects owners of facilities to strict, joint and several liability for all containment and cleanup costs and certain other damages arising from a release, including, but not limited to, the costs of responding to a release of crude oil into surface waters.

Noncompliance with the CWA, the SDWA, or the OPA may result in substantial administrative, civil, and criminal penalties, as well as injunctive obligations, for the E&P operators of the acreage underlying our mineral interests, including PhoenixOp.

Air Emissions

The CAA and comparable state laws and regulations regulate emissions of various air pollutants through the issuance of permits and the imposition of other requirements. The EPA has developed, and continues to develop, stringent regulations governing emissions of air pollutants at specified sources. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to obtain additional permits and incur capital costs in order to remain in compliance. For example, in June 2016, the EPA established criteria for aggregating multiple small surface sites into a single source for air quality permitting purposes, which could cause small facilities, on an aggregate basis, to be deemed a major source subject to more stringent air permitting processes and requirements. These laws and regulations may increase the costs of compliance for crude oil and natural gas producers and impact production of the acreage underlying our mineral and royalty interests. In addition, federal and state regulatory agencies can impose administrative, civil, and criminal penalties for noncompliance with air permits or other requirements of the federal CAA and associated state laws and regulations. Moreover, obtaining or renewing permits has the potential to delay the development of crude oil and natural gas projects.

Climate Change

Climate change continues to attract considerable public and scientific attention. As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional, and state levels of government to monitor and limit emissions of carbon dioxide, methane, and other GHGs. These efforts have included consideration of cap-and-trade programs, carbon taxes, GHG reporting and tracking programs, and regulations that directly limit GHG emissions from certain sources. The future of any climate-related regulations and any enforcement of such regulations at the federal level remains unclear in light of recent announcements and actions by the Trump Administration, including EPA’s proposed rule to repeal the GHG emissions standards for fossil fuel-fired electric generating units that was issued on June 11, 2025.

In the United States, besides the IRA 2022, no comprehensive climate change legislation has been implemented at the federal level. Although former President Biden’s administration highlighted addressing climate change as a priority and issued several executive orders to that effect, President Trump’s administration has taken a different stance, and has revoked many of former President Biden’s executive orders and imposed a regulatory freeze. Additionally, following the U.S. Supreme Court finding that GHG emissions constitute a pollutant under the CAA, the EPA has adopted regulations that, among other things, establish construction and operating permit reviews for GHG emissions from certain large stationary sources, require the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources in the United States, and, together with the U.S. Department of Transportation, implement GHG emissions limits on vehicles manufactured for operation in the United States. The regulation of methane from oil and gas facilities has been subject to uncertainty in recent years. However, in response to former President Biden’s executive order calling on the EPA to revisit federal regulations regarding methane, the EPA finalized more stringent methane rules for new, modified, and reconstructed facilities, known as OOOOb, as well as standards for existing sources, known as OOOOc, in December 2023. Under those rules, states would have two years to prepare and submit their plans to impose methane emissions controls on existing sources. On November 12, 2024, the EPA finalized the methane emissions charge rule, implementing the IRA 2022. On March 14, 2025, the Trump Administration signed legislation disapproving this rule, and therefore, the future of this rule remains unclear. Additionally, the U.S. Congress may take action to repeal or revise the IRA 2022, including with respect to the methane charge rule, which timing or outcome similarly cannot be predicted.

The presumptive standards established under the final rule are generally the same for both new and existing sources and include enhanced leak detection survey requirements using optical gas imaging and other advanced monitoring to encourage the deployment of innovative technologies to detect and reduce methane emissions, reduction of emissions by 95% through capture and control systems, zero-emission requirements for certain devices, and the establishment of a “super emitter” response program that would allow third parties to make reports to the EPA of large methane emissions events, triggering certain investigation and repair requirements. It is likely, however, that the final rule and its requirements will be subject to legal challenges, if ever implemented. Moreover, compliance with these rules may affect the amount oil and gas companies owe under the IRA 2022, which amended the CAA to impose a first-time fee on the emission of methane from sources required to report their GHG emissions to the EPA. The methane emissions fee applies to excess methane emissions from certain facilities and starts at $900 per metric ton of leaked methane in 2024 and increases to $1,200 in 2025 and $1,500 in 2026 and thereafter. Compliance with the EPA’s new final rules would exempt an otherwise covered facility from the requirement to pay the methane fee. Failure to comply with the requirements of the EPA’s new rules and the methane fee could adversely affect costs of compliance and operations and result in the imposition of substantial fines and penalties, as well as costly injunctive relief. On March 14, 2025, the Trump Administration signed legislation disapproving this rule, and therefore, the future of this rule remains unclear.

Separately, various states and groups of states have adopted or are considering adopting legislation, regulation, or other regulatory initiatives that are focused on such areas as GHG cap and trade programs, carbon taxes, reporting and tracking programs, and restriction of emissions. For example, New Mexico has adopted regulations to restrict the venting or flaring of methane from both upstream and midstream operations. At the international level, the Paris Agreement requires member states to submit non-binding, individually determined reduction goals known as Nationally Determined Contributions every five years after 2020. Although former President Biden recommitted the United States to the Paris Agreement during his presidency and, in April 2021, announced a goal of reducing the United States’ emissions by 50 to 52% below 2005 levels by 2030, President Trump has signed an executive order directing the United States’ withdrawal from the Paris Agreement. The Trump Administration’s stance makes it unclear whether the Global Methane Pledge announced by the United States and the European Union at the 26th Conference of the Parties to the United Nations Framework Convention on Climate Change in Glasgow in November 2021—an initiative committing to a collective goal of reducing global methane emissions by at least 30% from 2020 levels by 2030, including “all feasible reductions” in the energy sector—will move forward. In December 2023, the United Arab Emirates hosted the 28th Conference of the Parties where parties signed onto an agreement to transition “away from fossil fuels in energy systems in a just, orderly, and equitable manner” and increase renewable energy capacity so as to achieve net zero by 2050, although no timeline for doing so was set. In November 2024, Azerbaijan hosted the 29th Conference of the Parties, which concluded with an agreement calling on developed countries to deliver at least

$300 billion per year to developing countries by 2035 to drastically reduce greenhouse gas emissions and protect lives and livelihoods from the impacts of climate change. The full impact of these various orders, pledges, agreements, and actions cannot be predicted at this time.

Whereas on January 27, 2021, former President Biden’s administration had called for restrictions on leasing on federal land, and had issued an executive order that called for substantial action on climate change, including, among other things, the increased use of zero-emission vehicles by the federal government, the elimination of subsidies provided to the fossil fuel industry, and increased emphasis on climate-related risks across government agencies and economic sectors, the new Trump Administration has revoked many such related rules and executive orders focusing on greenhouse emissions and fossil fuel energy regulations. For example, on January 21, 2025, the Trump Administration lifted the former administration’s pause on liquefied natural gas exports. However, we cannot predict whether and to what extent the Trump Administration will continue to act favorably to the energy sector.

Litigation risks are also increasing as a number of entities have sought to bring suit against various oil and natural gas companies in state or federal court, alleging, among other things, that such companies created public nuisances by producing fuels that contributed to climate change or alleging that the companies have been aware of the adverse effects of climate change for some time but defrauded their investors or customers by failing to adequately disclose those impacts.

Historically there have also been increasing financial risks for fossil fuel producers as shareholders currently invested in fossil-fuel energy companies may elect in the future to shift some or all of their investments into non-fossil fuel related sectors. Institutional lenders who provide financing to fossil fuel energy companies also have become more attentive to sustainable lending practices and some of them may elect not to provide funding for fossil fuel energy companies. There is also a risk that financial institutions will be required to adopt policies that have the effect of reducing the funding provided to the fossil fuel sector. For example, in October 2023, the Federal Reserve, Office of the Comptroller of the Currency, and the Federal Deposit Insurance Corp. released a finalized set of principles guiding financial institutions with $100 billion or more in assets on the management of physical and transition risks associated with climate change. The limitation of investments in and financing for fossil fuel energy companies could result in the restriction, delay, or cancellation of drilling programs or development or production activities. Additionally, on March 6, 2024, the SEC adopted rules to enhance and standardize climate-related disclosures by public companies and in public offerings. However, on April 4, 2024, the SEC voluntarily stayed implementation of these rules pending completion of judicial review of consolidated challenges to the rules by the U.S. Court of Appeals for the Eighth Circuit and is expected to withdraw these rules in the near future. Although the application and viability of the proposed rules are not yet known, any adoption of such rules either by the Trump Administration or a future administration may result in additional costs to comply with any such disclosure requirements, alongside increased costs of and restrictions on access to capital.

The adoption and implementation of new or more stringent international, federal, or state legislation, regulations, or other regulatory initiatives that impose more stringent standards for GHG emissions from the oil and natural gas sector or otherwise restrict the areas in which this sector may produce oil and natural gas or generate GHG emissions could result in increased costs of compliance or costs of consuming, and thereby reduce demand for oil and natural gas, which could reduce the profitability of our interests. Additionally, political, litigation, and financial risks may result in our oil and natural gas operators restricting or canceling production activities, incurring liability for infrastructure damages as a result of climatic changes, or impairing their ability to continue to operate in an economic manner, which also could reduce the profitability of our interests. One or more of these developments could have a material adverse effect on our business, financial condition, and results of operation.

Climate change may also result in various physical risks, such as the increased frequency or intensity of extreme weather events or changes in meteorological and hydrological patterns, that could adversely impact our operations, as well as those of our operators, including PhoenixOp, and their supply chains. Such physical risks may result in damage to operators’ facilities or otherwise adversely impact their operations, such as if they become subject to water-use curtailments in response to drought, or demand for their products, such as to the extent warmer winters reduce the demand for energy for heating purposes. Extreme weather conditions can interfere with production and increase costs, and damage resulting from extreme weather may not be fully insured. However, at this time, we are unable to determine the extent to which climate change may lead to increased storm or weather hazards affecting our business.

Regulation of Hydraulic Fracturing

Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons from tight formations. The process involves the injection of water, sand, and chemicals under pressure into formations to fracture the surrounding rock and stimulate production. Hydraulic fracturing operations have historically been overseen by state regulators as part of their crude oil and natural gas regulatory programs. However, several agencies have asserted regulatory authority over certain aspects of the process. For example, in August 2012, the EPA finalized regulations under the federal CAA that establish new air emission controls for crude oil and natural gas production and natural gas processing operations. Federal regulation of methane emissions from the oil and gas sector has been subject to substantial controversy in recent years.

In addition, governments have studied the environmental aspects of hydraulic fracturing practices. These studies, depending on their degree of pursuit and whether any meaningful results are obtained, could spur initiatives to further regulate hydraulic fracturing under the SDWA or other regulatory authorities. For example, in December 2016, the EPA issued its final report on a study it had conducted over several years regarding the effects of hydraulic fracturing on drinking water sources. The final report concluded that “water cycle” activities associated with hydraulic fracturing may impact drinking water under certain limited circumstances.

Several states where we operate, including North Dakota, Montana, Utah, Texas, Colorado, and Wyoming, have adopted, or are considering adopting, regulations that could restrict or prohibit hydraulic fracturing in certain circumstances and/or require the disclosure of the composition of hydraulic fracturing fluids. For example, the Texas RRC has previously issued a “well integrity rule,” which updates the requirements for drilling, putting pipe down, and cementing wells. Local governments also may seek to adopt ordinances within their jurisdictions regulating the time, place, and manner of drilling activities in general or hydraulic fracturing activities in particular or prohibit the performance of well drilling in general or hydraulic fracturing in particular.

In addition to state laws, local land use restrictions, such as city ordinances, may restrict or prohibit the performance of well drilling in general or hydraulic fracturing in particular. For example, in November 2020, the Colorado Oil and Gas Conservation Committee (the “COGCC”), as part of Senate Bill 181’s mandate for the COGCC to prioritize public health and environmental concerns in its decisions, adopted revisions to several regulations to increase protections for public health, safety, welfare, wildlife, and environmental resources. Most significantly, these revisions establish more stringent setbacks (2,000 feet, instead of the prior 500-foot) on new oil and gas development and eliminate routine flaring and venting of natural gas at new or existing wells across the state, each subject to only limited exceptions. Some local communities have adopted, or are considering adopting, further restrictions for oil and gas activities, such as requiring greater setbacks. The Colorado Department of Public Health and the Environment also finalized rules related to the control of emissions from certain pre-production activities; namely, curbing methane emissions by setting limits of per 1,000 barrels of oil equivalent produced, more frequent inspections, and limits on emissions during maintenance. These and other developments related to the implementation of Senate Bill 181 could adversely impact our revenues and future production from our properties.

State and federal regulatory agencies recently have focused on a possible connection between hydraulic fracturing-related activities, particularly the disposal of produced water in underground injection wells, and the increased occurrence of seismic activity. When caused by human activity, such events are called “induced seismicity.” In some instances, operators of injection wells in the vicinity of seismic events have been ordered to reduce injection volumes or suspend operations. Some state regulatory agencies, including those in Colorado and

Texas, have modified their regulations to account for induced seismicity. For example, in October 2014, the Texas RRC published a new rule governing permitting or re-permitting of disposal wells that would require, among other things, the submission of information on seismic events occurring within a specified radius of the disposal well location, as well as logs, geologic cross sections, and structure maps relating to the disposal area in question. The Texas RRC has used this authority to deny permits for waste disposal wells. In some instances, regulators may also order that disposal wells be shut in. In late 2021, the Texas RRC issued a notice to operators of disposal wells in the Midland area to reduce saltwater disposal well actions and provide certain data to the Texas RRC. In December 2021, the Texas RRC suspended all disposal well permits to inject oil and gas waste within the boundaries of the Gardendale Seismic Response Area. Relatedly, in March 2022, the Texas RRC began implementation of its Northern Culberson-Reeves Seismic Response Area Plan to address injection-induced seismicity with the goal to eliminate 3.5 magnitude or greater earthquakes no later than December 31, 2023. From November 8 through December 17, 2023, the TexNet Seismic Monitoring Program reported seven earthquakes with magnitudes greater than 3.5 and, in April 2024, a 4.4 magnitude earthquake was recorded in the Stanton Seismic Response Area, an area where the Texas RRC is also monitoring seismic activity linked to disposal of saltwater. In January 2024, the RRC banned saltwater disposal injection in the Northern Culberson-Reeves Seismic Area, which applied to 23 disposal wells in the area. As a result of these developments, our operators may be required to curtail operations or adjust development plans, which may adversely impact our business. In May 2024, the EPA announced it would review the Texas RRC’s oversight of disposal wells used for injecting oil drilling wastewater and carbon dioxide into the ground.

The USGS has identified six states with the most significant hazards from induced seismicity, including Texas and Colorado. In addition, a number of lawsuits have been filed alleging that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. These developments could result in additional regulation and restrictions on the use of injection wells and hydraulic fracturing. Such regulations and restrictions could cause delays and impose additional costs and restrictions on the E&P operators of our properties, including PhoenixOp, and on their waste disposal activities.

If new laws or regulations that significantly restrict hydraulic fracturing and related activities are adopted, such laws could make it more difficult or costly to perform fracturing to stimulate production from tight formations. In addition, if hydraulic fracturing is further regulated at the federal or state level, fracturing activities could become subject to additional permitting and financial assurance requirements, more stringent construction specifications, increased monitoring, reporting, and recordkeeping obligations, plugging and abandonment requirements, and to attendant permitting delays and potential increases in costs. Such legislative changes could cause E&P operators to incur substantial compliance costs, and compliance or the consequences of any failure to comply by E&P operators could have a material adverse effect on our financial condition and results of operations. At this time, it is not possible to estimate the impact on our business of newly enacted or potential federal or state legislation governing hydraulic fracturing.

Endangered Species Act

The Endangered Species Act (the “ESA”) restricts activities that may affect endangered and threatened species or their habitats. The designation of previously unidentified endangered or threatened species could cause E&P operators to incur additional costs or become subject to operating delays, restrictions, or bans in the affected areas. As part of a stipulated settlement agreement in a case challenging its failure to timely make a 12-month finding on a petition to list the dunes sagebrush lizard, whose habitat includes parts of the Permian Basin, the United States Fish and Wildlife Service (the “FWS”). In June 2024, the FWS issued a final rule listing the dunes sagebrush lizard as endangered under the ESA. Additionally, in June 2021, the FWS proposed to list two distinct population sections of the Lesser Prairie Chicken, including one in portions of the Permian Basin, under the ESA. In November 2022, following an extensive review, the FWS listed the northern distinct population segment of the Lesser Prairie Chicken, encompassing southeastern Colorado, southcentral to western Kansas, western Oklahoma, and the northeast Texas Panhandle, as threatened, and the southern district population segment, covering eastern New Mexico and the southwest Texas Panhandle, as endangered. The FWS listing decisions for both the lesser prairie chicken and the dunes sagebrush lizard are subject to ongoing litigation in the U.S. District

Court for the Western District of Texas. To the extent species are listed under the ESA or similar state laws, or previously unprotected species are designated as threatened or endangered in areas where our properties are located, operations on those properties could incur increased costs arising from species protection measures and face delays or limitations with respect to production activities thereon. Additionally, on April 16, 2025, the Trump Administration issued a proposed rule to change the definition of “harm” under the ESA. If finalized, the rule may significantly narrow federal habitat protections for endangered species across the United States.

Employee Health and Safety

Operations on our properties are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act (the “OSHA”) and comparable state statutes, whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act, and comparable state statutes require that information be maintained concerning hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities, and citizens.

Other Regulation of the Crude Oil and Natural Gas Industry

The crude oil and natural gas industry is extensively regulated by numerous federal, state, and local authorities. Legislation affecting the crude oil and natural gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue rules and regulations that are binding on the crude oil and natural gas industry and its individual members, some of which carry substantial penalties for failure to comply. Although the regulatory burden on the crude oil and natural gas industry increases the cost of doing business, these burdens generally do not affect us any differently or to any greater or lesser extent than they affect other companies in the industry with similar types, quantities, and locations of production.

The availability, terms and conditions, and cost of transportation significantly affect sales of crude oil and natural gas. The interstate transportation of crude oil and natural gas and the sale for resale of natural gas is subject to federal regulation, including regulation of the terms, conditions, and rates for interstate transportation, storage, and various other matters, primarily by the Federal Energy Regulatory Commission (“FERC”). Federal and state regulations govern the price and terms for access to crude oil and natural gas pipeline transportation. FERC’s regulations for interstate crude oil and natural gas transmission in some circumstances may also affect the intrastate transportation of crude oil and natural gas.

We cannot predict whether new legislation to regulate crude oil and natural gas might be proposed, what proposals, if any, might actually be enacted by the U.S. Congress or various state legislatures, and what effect, if any, the proposals might have on our operations. Sales of crude oil, condensate, and NGL are not currently regulated and are made at market prices.

Drilling and Production

The operations of the E&P operators of our properties, including PhoenixOp, are subject to various types of regulation at the federal, state, and local level. These types of regulation include requiring permits for the drilling of wells, drilling bonds, and reports concerning operations. The states and some counties and municipalities in which we operate also regulate one or more of the following:

•	the location of wells;

•	the method of drilling and casing wells;

•	the timing of construction or drilling activities, including seasonal wildlife closures;

•	the rates of production or “allowables”;

•	the surface use and restoration of properties upon which wells are drilled;

•	the plugging and abandoning of wells; and

•	notice to, and consultation with, surface owners and other third parties.

State laws regulate the size and shape of drilling and spacing units or proration units governing the pooling of crude oil and natural gas properties. Some states allow forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases. In some instances, forced pooling or unitization may be implemented by third parties and may reduce our interest in the unitized properties. In addition, state conservation laws establish maximum rates of production from crude oil and natural gas wells, generally prohibit the venting or flaring of natural gas, and impose requirements regarding the ratability of production. These laws and regulations may limit the amount of crude oil and natural gas that the E&P operators of our properties can produce from our wells or limit the number of wells or the locations at which E&P operators can drill. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of crude oil, natural gas, and NGL within its jurisdiction. States do not regulate wellhead prices or engage in other similar direct regulation, but we cannot assure you that they will not do so in the future. The effect of such future regulations may be to limit the amounts of crude oil and natural gas that may be produced from our wells, negatively affect the economics of production from these wells, or limit the number of locations E&P operators can drill.

Federal, state, and local regulations provide detailed requirements for the abandonment of wells, closure or decommissioning of production facilities and pipelines, and site restoration in areas where the E&P operators of our properties operate. The Corps and many other state and local authorities also have regulations for plugging and abandonment, decommissioning, and site restoration. Although the Corps does not require bonds or other financial assurances, some state agencies and municipalities do have such requirements.

Natural Gas Sales and Transportation

FERC has jurisdiction over the transportation and sale for resale of natural gas in interstate commerce by natural gas companies under the Natural Gas Act of 1938 (the “NGA”) and the Natural Gas Policy Act of 1978. Since 1978, various federal laws have been enacted that have resulted in the complete removal of all price and non-price controls for sales of domestic natural gas sold in “first sales.”

Under the Energy Policy Act of 2005, FERC has substantial enforcement authority to prohibit the manipulation of natural gas markets and enforce its rules and orders, including the ability to assess substantial civil penalties. FERC also regulates interstate natural gas transportation rates and service conditions and establishes the terms under which the E&P operators of our properties may use interstate natural gas pipeline capacity, as well as the revenues such E&P operators receive for release of natural gas pipeline capacity. Interstate pipeline companies are required to provide nondiscriminatory transportation services to producers, marketers, and other shippers, regardless of whether such shippers are affiliated with an interstate pipeline company. FERC’s initiatives have led to the development of a competitive, open-access market for natural gas purchases and sales that permits all purchasers of natural gas to buy gas directly from third-party sellers other than pipelines.

Gathering services, which occur upstream of jurisdictional transmission services, are regulated by the states onshore and in state waters. Section 1(b) of the NGA exempts natural gas gathering facilities from regulation by FERC under the NGA. FERC has in the past reclassified certain jurisdictional transmission facilities as non-jurisdictional gathering facilities, which may increase the E&P operators’ costs of transporting gas to point-of-sale locations. This may, in turn, affect the costs of marketing natural gas that the E&P operators of our properties produce.

Historically, the natural gas industry was more heavily regulated; therefore, we cannot guarantee that the regulatory approach currently pursued by FERC and the U.S. Congress will continue indefinitely into the future, nor can we determine what effect, if any, future regulatory changes might have on our natural gas related activities.

Crude Oil Sales and Transportation

Crude oil sales are affected by the availability, terms, and cost of transportation. The transportation of crude oil in common carrier pipelines is also subject to rate regulation. FERC regulates interstate crude oil pipeline transportation rates under the Interstate Commerce Act, and intrastate crude oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate crude oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate crude oil pipeline rates, varies from state to state. Insofar as effective interstate and intrastate rates are equally applicable to all comparable shippers, we believe that the regulation of crude oil transportation rates will not affect our operations in any materially different way than such regulation will affect the operations of our competitors.

Further, interstate and intrastate common carrier crude oil pipelines must provide service on a non-discriminatory basis. Under this open-access standard, common carriers must offer service to all similarly situated shippers requesting service on the same terms and under the same rates. When crude oil pipelines operate at full capacity, access is governed by prorationing provisions set forth in the pipelines’ published tariffs. Accordingly, we believe that access to crude oil pipeline transportation services by E&P operators of our properties will not materially differ from our competitors’ access to crude oil pipeline transportation services.

Certain State Regulations and Developments

North Dakota

On July 6, 2020, the U.S. District Court for the District of Columbia ordered vacatur of Dakota Access Pipeline’s (“DAPL”) easement from the Corps and further ordered the shutdown of the pipeline by August 5, 2020 while the Corps completes a full environmental impact statement for the project. On January 26, 2021, the Court of Appeals for the District of Columbia affirmed the vacatur of the easement, but declined to require the pipeline to shut down while an EIS is prepared. On May 21, 2021, the District Court denied the Plaintiff’s request for an injunction and, on June 22, 2021, terminated the consolidated lawsuits and dismissed all remaining outstanding counts without prejudice. Following the denial of a rehearing en banc by the Court of Appeals for the District of Columbia, on September 20, 2021, Dakota Access filed a petition with the U.S. Supreme Court to hear the case. Oppositions were filed by the Solicitor General and Plaintiffs and Dakota Access filed its reply, although in February 2022, the U.S. Supreme Court denied certiorari, declining to hear the appeal. The pipeline continues to operate pending completion of the Environmental Impact Statement, which the Corps released in September 2023. The draft EIS was subject to public comment until December 2023, and the final EIS is expected to be released in 2025. Additional lawsuits challenging the legality of the DAPL have been filed by various stakeholders. We cannot determine when or how these or future lawsuits will be resolved or the impact they may have on the DAPL. If future legal challenges to DAPL are successful, we may be adversely affected by increased transportation costs, well shut ins, and future productive, negatively impacting our revenue costs.

Montana

In April 2020, a Montana federal judge vacated the Corps’ Nationwide Permit (“NWP”) 12 and enjoined the Corps from authorizing any dredge or fill activities under NWP 12 until the agency completed formal consultation with the FWS under the ESA regarding NWP 12 generally. The court later revised its order to vacate NWP 12 only as it relates to the construction of new oil and natural gas pipelines, and that order went on appeal in the Ninth Circuit Court of Appeals. The United States Supreme Court narrowed the applicability of the order to the Keystone XL pipeline pending the outcome of the Ninth Circuit’s decision, and in May 2021, the Biden Administration argued that the suit was moot given the discontinuation of the Keystone XL pipeline. In March 2022, the Corps announced its formal review of NWP 12. The Corps’ review of NWP 12 may adversely affect our business, preventing the advancement of our oil and gas infrastructure projects due to public interest review and studies of the impacts of our projects on the climate. There have been no recent updates of the Corps’ review.

In December 2024, the Montana Supreme Court affirmed a lower court decision in Held v. State of Montana, holding that the right to a clean and healthful environment under the Montana Constitution includes a stable climate system, and that the law at question banning state agencies from weighing the impact of climate change and GHG emissions in environmental reviews was unconstitutional under state law. The policy impacts of the ruling remain unclear; however, it may lead to adverse changes in the permitting process for oil and gas development in Montana, and may lead to further lawsuits, which may negatively impact our operations in the state.

Utah

In recent years, Utah has experienced persistent and severe drought conditions. Various local governments in Utah have implemented water restrictions. Water management and our access to water, in each case at a reasonable cost, in a timely manner and in compliance with applicable laws, regulations and permits, is an essential component of our operations due to water’s significance in shale oil and natural gas development. As such, any limitations or restrictions on wastewater disposal or water availability could have an adverse impact on our operations. Our E&P operators may use water supplied from various local and regional sources to support operations like steam injection in certain fields. While our E&P operators’ production to date has not been materially impacted by restrictions on wastewater disposals or access to third-party water sources, we cannot guarantee that there may not be restrictions in the future.

Texas

Texas regulates the drilling for, and the production, gathering, and sale of, crude oil and natural gas, including imposing severance taxes and requirements for obtaining drilling permits. Texas currently imposes a 4.6% severance tax on the market value of crude oil production and a 7.5% severance tax on the market value of natural gas production. States also regulate the method of developing new fields, the spacing and operation of wells, and the prevention of waste of crude oil and natural gas resources.

States may regulate rates of production and may establish maximum daily production allowables from crude oil and natural gas wells based on market demand or resource conservation, or both. States do not regulate wellhead prices or engage in other similar direct economic regulation, but we cannot assure you that they will not do so in the future. Should direct economic regulation or regulation of wellhead prices by the states increase, this could limit the amount of crude oil and natural gas that may be produced from wells on our properties and the number of wells or locations the E&P operators of our properties can drill.

The petroleum industry is also subject to compliance with various other federal, state, and local regulations and laws. Some of those laws relate to resource conservation and equal employment opportunity. We do not currently believe that compliance with these laws will have a material adverse effect on our business.

Colorado

A number of municipalities in other states, including Colorado and Texas, have enacted bans on hydraulic fracturing. In Colorado, the Colorado Supreme Court has ruled the municipal bans were preempted by state law. However, in April 2019 the Colorado legislature subsequently enacted “SB 181” that gave significant local control over oil and gas well head operations. Municipalities in Colorado have enacted local rules restricting oil and gas operations based on SB 181; nevertheless, in November 2020, a Colorado district court upheld the prior Colorado Supreme Court ruling in finding that a hydraulic fracking ban in the City of Longmont was preempted by state law. Additionally, in May 2024, the Colorado legislature enacted a bill that mandates a 50% reduction in nitrogen oxide emissions from upstream oil and gas operations by 2030, relative to 2017 levels. Oil and gas operators are required to obtain and maintain a license to conduct operations, in addition to necessary permits. The Colorado Energy and Carbon Management Commission (the “ECMC”) will enforce these requirements. The bill authorizes the ECMC to adopt rules requiring enhanced systems and practices to minimize emissions of ozone precursors at new oil and gas locations, particularly in areas designated as ozone nonattainment zones. The bill increases civil penalties for violations. It also allows for more stringent enforcement actions, including license suspension or revocation for severe violations. The bill also expands efforts to plug, reclaim, and remediate orphaned and marginal wells, with a focus on those at high risk of becoming orphaned, to mitigate environmental and public health risks. During the same legislative session, Colorado enacted a bill that imposes a “Production Fee for Clean Transit” and a “Production Fee for Wildlife and Land Remediation” on oil and gas produced in the state. Oil and gas producers are required to register and file returns detailing their production volumes and corresponding fees. Failure to comply with these requirements can result in penalties. In October 2024, the ECMC introduced rules to scrutinize the cumulative impacts of GHG emissions and set emissions intensity targets for operators. Local communities are considering additional restrictions, such as greater setbacks. The Colorado Department of Public Health and the Environment also set rules to curb methane emissions from pre-production activities. We cannot predict whether other similar legislation in other states will ever be enacted and if so, what the provisions of such legislation would be. If additional levels of regulation and permits were required through the adoption of new laws and regulations at the federal or state level, it could lead to delays, increased operating costs and process prohibitions that would materially adversely affect our operating partners and our revenue and results of operations.

Wyoming

On May 7, 2024, the Wyoming Department of Environmental Quality (“WDEQ”) issued an emergency rule in response to EPA’s new air regulation 40 CFR Part 60 subpart OOOOb – “Standards of Performance for Crude Oil and Natural Gas Facilities for Which Construction, Modification, or Reconstruction Commenced After December 6, 2022” (the “Methane Rule”). The Methane Rule establishes emission standards and compliance schedules for the control of GHGs. Subpart OOOOb requirements became federally effective on May 7, 2024, and as a result, oil and gas operators across the nation, including in Wyoming, must implement them. To assist Wyoming’s regulated community with implementing EPA’s new requirements, WDEQ issued an Oil and Gas Emergency Rulemaking. Given EPA’s shortened timeframes and deadlines, the division initiated the emergency rulemaking process before initiating the regular rulemaking process. The regular rulemaking process will provide the public and stakeholders with the opportunity to comment and participate in the rulemaking process.

Human Capital Resources

As of June 30, 2025, we had 167 total employees, all of whom were full-time employees and all of whom were located in the United States. From time to time, we utilize the services of independent contractors to perform various field and other services. We are not a party to any collective bargaining agreements and have not experienced any strikes or work stoppages. In general, we believe that employee relations are satisfactory.

We are focused on attracting, engaging, developing, retaining, and rewarding top talent. We strive to enhance the economic and social well-being of our employees and the communities in which we operate. We are committed to providing a welcoming, inclusive environment for our workforce, with training and career development opportunities to enable employees to thrive and achieve their career goals. The health, safety, and well-being of our employees is of the utmost importance.

As part of our efforts to hire and retain highly qualified employees, we have structured compensation and benefits programs that, we believe, are extremely competitive and reward outstanding performance. In addition to the incentive programs in place for our named executive officers, which are described in detail under “Compensation Discussion and Analysis—Details of Our Compensation Program,” we have structured an incentive bonus program for non-officer employees that is dependent on an employee’s individual performance and our performance as a company. We also provide a robust suite of benefits to our employees covering all aspects of life, including 401(k) contributions, medical-insurance options, and programs to encourage and support the employees’ development.

Our Offices

Our principal executive office is located in Irvine, California, and we have additional offices located in Dickinson and Williston, North Dakota; Denver, Colorado; Dallas, Texas; Fort Lauderdale, Florida; and Casper, Wyoming. We currently lease this office space and believe that the condition and size of our offices are adequate for our current needs, and that additional or alternative space will be available on commercially reasonable terms for future use and expansion.

Legal Proceedings

On December 5, 2024, we filed a civil lawsuit against Forbes Media LLC (“Forbes”) in the Superior Court of the State of Delaware asserting defamation by Forbes with respect to various statements contained in an article published by Forbes on October 8, 2024, and seeking damages and attorneys’ fees in an amount to be proven at trial. Forbes filed a notice of removal to the United States District Court for the District of Delaware, and the case was removed to the federal district court on January 6, 2025. Forbes subsequently filed a motion to dismiss on January 15, 2025, which we have opposed. On August 1, 2025 the court ruled in favor of Forbes and granted its motion to dismiss and dismissed our complaint without prejudice.

On January 10, 2025, DelMorgan Group, LLC (“DelMorgan”) and Globalist Capital, LLC (“Globalist”) filed a civil lawsuit in the Superior Court of the State of California for the County of Los Angeles against us and PhoenixOp, asserting breach of written contract and seeking compensatory damages in the amount of at least $6,457,500 as well as prejudgment interest, attorneys’ fees and costs. On March 4, 2025, DelMorgan and Globalist filed a writ of attachment seeking to attach $8,793,563 in connection with the damages and costs being sought in the filed action. We were not served with respect to this civil lawsuit until March 5, 2025. On April 3, 2025, we filed a demurrer seeking to dismiss the claim and DelMorgan and Globalist has opposed the demurrer. The hearing for the demurrer and the writ of attachment occurred on June 10, 2025, at which time the court denied the writ of attachment, and on August 12, 2025 the court issued its ruling sustaining our demurrer with 15 days for DelMorgan and Globalist to amend their complaint.

On May 15, 2025, we filed a civil lawsuit against Kraken Oil and Gas, LLC, Kraken Operating, LLC (collective, “Kraken”) and United Stated Bureau of Land Management (“BLM”) in the United States District Court for the District of Montana Billings Division, seeking declaratory judgement on several basis with respect to certain language in communitization agreements entered into by Kraken and BLM as such relate to a certain lease awarded to us effective October 1, 2024 by BLM, pursuant to which we believe we are entitled to the revenues for the federal minerals prior to the effective time of the lease upon payment of our proportionate share of the costs related to certain wells being operated by Kraken. Kraken contends, despite having no compensatory royalty agreement with BLM and the fact that we are not a party to any agreement to the contrary, that Kraken it is entitled to all revenues for the unleased federal minerals prior to the effective time of our lease even if we pay our proportionate share of the costs related thereto. On July 18, 2025 and July 28, 2025, the BLM and Kraken, respective, each filed their answer to our complaint for declaratory judgment and the court has set a preliminary pre-trial conference for September 23, 2025.

On July 21, 2025, Oasis Transportation and Marketing Corporation (“Oasis”) filed a civil lawsuit in the 441st District Court of Midland County, Texas against PhoenixOp alleging the breach of a Crude Oil Dedication Agreement entered into by Oasis and PhoenixOp in December 2023 by PhoenixOp by, among other things, PhoenixOp violating the alleged exclusivity provisions and refusing to pay a per barrel throughput fee to Oasis. Oasis is seeking damages and all reasonable attorneys’ fees, court costs, pre- and post-judgement interest, and other relief to which Oasis may show itself to be justly entitled. PhoenixOp’s deadline to file an answer in the lawsuit is dependent upon when the Midland District Court receives notice of the order remanding the case from the Western District of Texas. However, PhoenixOp intends to file its answer on or before Monday, August 18, 2025 to avoid any ambiguity or timing concerns.

We are and from time to time we have been and may in the future be involved in various legal proceedings, lawsuits, regulatory investigations, and other claims in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with certainty. In particular, due to the nature of our business, we are, from time to time, involved in routine litigation or subject to disputes or claims related to our business activities, including workers’ compensation claims and employment-related disputes. In the opinion of our management, none of the pending matters, if decided adversely, will have a material adverse effect on our financial condition, cash flows, or results of operations.

MANAGEMENT

We are currently a member-managed limited liability company organized under the laws of the State of Delaware, and do not have a board of directors, board of managers, or similar construct (or any committees thereof). In addition, we are wholly owned and controlled by Phoenix Equity. Phoenix Equity is our sole member and, as such, directs our business and operations, including appointment and compensation of our officers. LJC controls Phoenix Equity and, therefore, indirectly has control over our management. LJC has the power to select or remove Phoenix Equity’s managers in its sole discretion pursuant to its limited liability company agreement. No other holders of Phoenix Equity are entitled to appoint managers or otherwise directly participate in Phoenix Equity’s management or operations. Pursuant to our current organizational documents, any manager of Phoenix Equity will be deemed to be the manager of the Issuer for all purposes of the DLLCA. As of the date of this Offering Circular, Adam Ferrari, our Chief Executive Officer, is the sole manager of Phoenix Equity. Following the closing of this offering, we will be a manager-managed limited liability company and our business and affairs will be managed under the direction of a board of directors. In addition, Phoenix Equity will hold all of our common shares, representing limited liability company interests, and, as a result, other than under the limited circumstances described in this Offering Circular in which holders of the Preferred Shares have voting rights, we will continue to be controlled by Phoenix Equity. As a result of this concentrated control, Phoenix Equity will have the ability to determine corporate matters for the foreseeable future, including with respect to the power to add and remove any of our directors at any time with or without cause and may take action by written consent without a meeting of shareholders.

The following table sets forth certain information about our manager, executive officers, director nominees, and significant employees as of the date of this Offering Circular:

Name	Age	Position	Since
Executive Officers
Adam Ferrari	42	Manager, Chief Executive Officer and Director Nominee(1)	November 2023
Curtis Allen	40	Chief Financial Officer and Director Nominee(1)	February 2020
Brandon Allen	44	Chief Operating Officer	December 2024
Lindsey Wilson	40	Chief Business Officer	December 2024
Sean Goodnight	50	Chief Acquisition Officer	June 2020
Justin Arn	45	Chief Land and Title Officer	April 2020
David Wheeler	50	Chief Legal Officer	October 2024

Director Nominees
Daniel Ferrari	75	Director Nominee (1)
Jason Allan Pangracs	51	Director Nominee (1)
Jason Montgomery Wagner	53	Director Nominee (1) (2)

Significant Employees
Matthew Willer	48	Managing Director, Capital Markets	March 2021

(1)	Each individual will be appointed to our board of directors in connection with this offering.
(2)	Will be appointed as the sole member of the audit committee in connection with this offering.

Set forth below is a brief description of the business experience of our directors, manager and each of our executive officers and significant employees.

Adam Ferrari. Adam has been a Manager and our Chief Executive Officer since November 2023. Adam served as our Vice President of Engineering from April 2023 until November 2023, during which time he was responsible for conducting engineering evaluations across all areas of interest and making purchase recommendations to our executive team. Prior to April 2023, Adam provided us with advisory services since our founding in 2019. Adam began his career with BP America as a completions engineer in 2005. During his tenure with BP America, Adam served in various drilling, completions, and production roles, both in the Gulf of Mexico and in the onshore U.S. business units. Following his experience at BP America, Adam transitioned to an equity analyst role within the Oil and Gas division at Macquarie Capital. After gaining experience on the financial services side of the oil and gas industry, Adam transitioned back to the operating side in a lead Petroleum Engineering role with then-start-up Halcón Resources Corporation (now Battalion Oil Corporation (NYSE: BATL) (“Halcón”)). While at Halcón, Adam supported various exploration and development programs in the broader Gulf Coast region and the Bakken shale asset in North Dakota. Following his tenure at Halcón, Adam pursued entrepreneurial opportunities on the mineral acquisitions side of the oil and gas industry that ultimately led him to us. Immediately prior to providing us advisory services, Adam was the Chief Executive Officer of The Petram Group, LLC (f/k/a Wolfhawk Energy Holdings, LLC d/b/a “Ferrari Energy”) (“The Petram Group”) from December 2016 until March 2019. Prior to his employment at The Petram Group, Mr. Ferrari founded and operated Ferrari Energy, LLC, which was active in acquiring and disposing of mineral interests from 2014 to 2017. In early 2016, Wolfhawk Energy Holdings, LLC (later to be renamed The Petram Group, LLC) began operating under the brand name “Ferrari Energy,” even though there was no formal connection between Ferrari Energy, LLC and Wolfhawk Energy Holdings, LLC. Currently, Ferrari Energy, LLC has no employees, holds only one remaining mineral property, and is otherwise inactive. Adam graduated magna cum laude from the University of Illinois at Urbana-Champagne with a Bachelor of Science Degree in Chemical Engineering. Adam Ferrari is the spouse of Brynn Ferrari, our Chief Marketing Officer, and the son of Charlene and Daniel Ferrari, who control LJC.

Curtis Allen. Curtis has been our Chief Financial Officer since February 2020. Curtis is responsible for all accounting and finance functions and mineral underwriting, along with a multitude of day-to-day operational tasks. Curtis has over 15 years’ experience in financial services with an emphasis on investment analysis. Curtis has a range of accounting and financial experience, from a private tax practice to auditing billion-dollar defense contractors with the Department of Defense. Most recently prior to joining our company, Curtis spent over seven years managing investments for personal and corporate clients at LPL Financial. Curtis is a Certified Public Accountant, has held FINRA Series 7 and Series 66 licenses, and has passed the Chartered Financial Analyst Level I exam. Curtis graduated magna cum laude from the State University of New York at Oswego with both his Bachelor of Science and Master of Business Administration concentrated in Accounting.

Brandon Allen. Brandon has been our Chief Operating Officer since December 2024. Brandon previously served as PhoenixOp’s President from February 2024 and as its Vice President of Reservoir Engineering from March 2023 to February 2024. Brandon is responsible for overseeing all of the operations of the business, including maintaining the reserves for all Phoenix Energy ownership. Brandon has over 20 years of experience in the oil and gas business, spanning multiple basins throughout the United States. He has a range of oil and gas experience, offering expertise in reservoir engineering, SEC reserves estimation and reporting, financial reporting, operations planning, asset development and planning, and acquisition evaluation. Immediately prior to joining PhoenixOp, Brandon founded and served as the Senior Vice President of CarbonPath, Inc., a startup carbon credit business. Brandon received a Bachelor of Science degree in Chemical Engineering and a Bachelor of the Arts degree in Biochemistry from the University of Colorado at Boulder.

Lindsey Wilson. Lindsey has been our Chief Business Officer since December 2024. Prior to that time, Lindsey served as a Manager and as our Chief Operating Officer since she helped to found our company in 2019. Lindsey is responsible for overseeing a wide range of business matters related to our operations and takes great pride in working with all of our departments on setting and achieving aggressive business goals. Lindsey brings to our company years of extensive practical experience leading diverse, multidisciplinary teams in the energy sector. Lindsey entered the oil and gas industry in 2011 working leasing projects in Texas, and this foundational experience was the springboard that ultimately allowed her to transition into more advanced management roles within the mineral and leasehold acquisition space. From 2017 until immediately prior to helping found our company, Lindsey was employed as the Operations Manager of The Petram Group. Lindsey graduated from the University of Texas at Arlington and holds a Bachelor of Business Administration with a concentration in Marketing.

Sean Goodnight. Sean has been our Chief Acquisitions Officer since June 2020. Sean brings over 25 years of consultative sales experience to our company. Sean leads our acquisitions, securities, and sales efforts and has implemented processes, developed tools, and introduced materials that have contributed to the continued success of our company. He has built a team of talented, sophisticated professionals who possess the expertise and skillset to maintain the high standards that have become the foundation of his department. Sean spent the early part of his career in the health care and insurance industries, and was introduced into the oil and gas industry in 2016 working with mineral acquisitions, where he quickly transitioned into management. Prior to joining our company, Mr. Goodnight was employed by The Petram Group as an acquisitions landman from 2016 to 2018.

Justin Arn. Justin has been our Chief Land and Title Officer since April 2020. Justin began his Land career researching mineral and royalty rights for multiple mineral acquisition companies focusing on the DJ Basin in Weld County, Colorado, and Laramie County, Wyoming. He has coordinated and managed title projects, large and small, in Wyoming, Colorado, North Dakota, Montana, and Texas, and performed and managed opportunity and due diligence title work for the purchase of thousands of royalty acres throughout the DJ, Bakken, and Permian basins. Immediately prior to joining our company, Justin was employed as a landman for The Petram Group from 2017 to 2020. Justin is an active member of the American Association of Professional Landmen and the Wyoming Association of Professional Landmen.

David Wheeler. David has been our Chief Legal Officer since October 2024 and is based out of our Irvine, California office. David is responsible for overseeing our day-to-day legal needs and providing advice and guidance to the management team on legal matters, including with respect to capital markets and securities laws and compliance, corporate structuring and governance, litigation management, and contract negotiation and drafting. David comes to us with over 20 years of legal experience as a corporate lawyer, serving most recently for over four years as the Chief Legal Officer of a private equity sponsored company with global operations operating in a regulated industry. Prior to that, David spent almost 13 years at Latham & Watkins LLP in their corporate department, advising both public and private clients on a wide variety of corporate law matters, including mergers and acquisitions, corporate governance, capital markets transactions, public company representation, and other general corporate and transactional matters. David graduated from The University of Southern California Gould School of Law with a Juris Doctorate and from Brigham Young University with a Bachelor of Science Degree in Business Management. David is actively licensed to practice law in the State of California.

Daniel Ferrari. Daniel will join our board of directors in connection with this offering and serve as the chair of the board of directors. Daniel is the founder and manager of LJC, the majority owner of Phoenix Equity. With a career spanning over four decades, Daniel brings extensive experience in public service, industrial operations and entrepreneurship. From 1996 to 1999, Daniel worked with the Illinois Department of Corrections before concluding his public service career as a Juvenile Detention Specialist, retiring in 2016 due to a vaccine-related injury. Prior to that, Daniel was employed by the maintenance department of Mobil Oil Corporation for 17 years, gaining critical expertise in operational logistics and infrastructure management within the energy sector. Daniel graduated from Eastern Illinois University in 1972 with a Bachelor of Science in Business. Daniel is the father of our chief executive officer, Adam Ferrari.

Jason Allan Pangracs. Jason will join our board of directors in connection with this offering. Jason is Vice President and Chief Financial Officer for SSAB Americas division, a leading North American producer of steel plate and coil, with over 25 years of experience in the steel industry. Prior to his current position at SSAB Americas division, Jason served in the same company as its Controller of Value and Business Unit from October 2019 to July 2024, and held other positions at SSAB since 2008. Prior to joining SSAB, Jason was a senior accountant at KPMG LLP, in Canada, where he qualified as a Chartered Professional Accountant in 1998, and held that certification until 2022. Jason is as a Certified Public Accountant since 2001, and graduated from the

University of Regina with Bachelor of Science degree in Business Administration. As a member of our board of directors Jason brings extensive experience in financial reporting, strategic planning and budgeting, restructuring and mergers and acquisitions. Jason is the brother-in-law of our chief executive officer, Adam Ferrari.

Jason Montgomery Wagner. Jason will join our board of directors in connection with this offering and serve as the audit committee chair and sole member of the audit committee. Jason is a Managing Director at CBIZ CPAs P.C., a national recognized independent CPA firm, since January 2021, and previously served as partner in the accounting firms of Richey May and EKS&H. He has been a Certified Public Accountant since 1998. Jason also serves as a director CCI, Inc., a construction and engineering company active in the oil and gas industry, since 2018 and Pure Midstream Partners since 2024. Jason sits in the audit and compensation committees of CCI, Inc. He has extensive experience in transaction advisory services across a wide variety of other industries, including oil and gas. Jason serves and has served on a variety of boards both profit and not-for profit. Mr. Wagner earned a bachelor’s degree in accounting at Oklahoma State University in 1993, and on full scholarship a master’s in taxation degree from the University of Denver in 1994.

Matthew Willer. Matthew has been serving as our Managing Director, Capital Markets, since March 2021. Matthew is responsible for investor relations and outreach and coordinating our investor presentations across our multiple debt offerings. Matthew is also the President and Director of M.D. Willer & Co., a boutique capital markets firm specializing in the needs of small-cap issuers, a position he has held since January 2002. Previously, Matthew co-founded Assure Holdings Corp., where he served as its President and Director from March 2016 to March 2018. Matthew received his Bachelor of Science in Finance and Management from the University of Southern California’s Marshall School of Business, with an emphasis on Finance and Management.

Family Relationships

Daniel Ferrari is the father of Adam Ferrari. Jason Allan Pangracs is the brother-in-law of Adam Ferrari. There are no other family relationships among any of our directors, director nominees or executive officers.

Board Composition

Following the closing of this offering, our business and affairs will be managed under the direction of our board of directors. The board of directors will originally consist of five directors. Our Third ARLLCA will provide that the board of directors shall consist of no fewer than one director and no more than seven directors, that the number of directors will be fixed from time to time by our board of directors, and that each director elected to our board of directors will serve for a one-year term or until his or her earlier death, resignation, disqualification or removal.

The Third ARLLCA will provide that, subject to the right of the holders of the Preferred Shares, any directors may be removed with or without cause, by the affirmative vote of the holders of a majority of the voting power of the then outstanding common shares, taken either at a shareholders meeting called for such purpose or by written or electronic consent. The Third ARLLCA will provide that shareholders may act by written or electronic consent executed and delivered by shareholders holding at least the voting power necessary to approve such action. Following the closing of this offering, Phoenix Equity will own 100% of the outstanding common shares and thus may take action, including in respect of board composition matters, by written or electronic consent without a meeting of shareholders.

For the avoidance of doubt, if we do not pay distributions on the Preferred Shares for six or more quarterly distribution periods (whether or not consecutive), the maximum number of directors will be automatically increased by two additional directors to serve on our board of directors until we pay, or declare and set aside funds for the payment of, all distributions that we owe on the Preferred Shares, subject to certain limitations described in the section entitled “Description of Capital and Preferred Shares—Series A Preferred Shares—Limited Voting Rights.”

For more information, see the section entitled “Description of Capital and Preferred Shares—Third Amended and Restated Limited Liability Company Agreement.”

Controlled Company and Status as a Company Listing Only Preferred Shares

The rules of NYSE American define a “controlled company” as a company in which more than 50% of the voting power is held by an individual, a group or another company. Following the closing of this offering, Phoenix Equity will hold all of our common shares, representing limited liability company interests, and, as a result, other than under the limited circumstances described in this Offering Circular in which holders of the Preferred Shares have voting rights, Phoenix Equity will have all of the voting power of our company. As such, we will be a “controlled company” under the rules of NYSE American. As a result, we will qualify for exemptions from, and will elect not to comply with, certain corporate governance requirements under the rules, including the requirements that we have a board that is composed of a majority of “independent directors,” as defined under the rules, a nominating and corporate governance committee, or a compensation committee.

Even though we will be a controlled company, we are required to comply with the rules of the SEC and the NYSE American relating to the membership, qualifications and operations of the audit committee. The rules of NYSE American provide that companies listing only preferred or debt securities on NYSE American are only required to comply with the requirements to have a board that is composed of a majority of “independent directors,” an audit committee that is composed entirely of independent directors, an audit committee charter, and audit committee meeting requirements, responsibilities and authorities, to the extent required by Rule 10A-3 under the Exchange Act. As a result, under these rules, we must have an audit committee of at least one director, which director must be independent. We expect to have at least one independent director upon the listing of the Preferred Shares on the NYSE American who will qualify as independent for audit committee purposes.

If we cease to be a controlled company and our Preferred Shares continue to be listed on the NYSE American, we will be required to take all action necessary to comply with applicable rules, including by ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to specified transition periods applicable to certain requirements, as the case may be. See the sections titled “Risk Factors—We will be a “controlled company” within the meaning of the corporate governance standards of the NYSE American. We intend to rely on exemptions from certain corporate governance standards. You will not have the same protections afforded to stockholders of companies that are subject to such requirements” and “—We will be a company listing only preferred securities on NYSE American and thus will only be required to comply with certain corporate governance requirements, including with respect to our audit committee, to the extent required by Rule 10A-3 under the Exchange Act” for additional details.

Prior to the consummation of this offering, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that Mr. Wagner qualifies as an “independent director,” as defined under the Exchange Act and the rules of NYSE American.

Board Committees

Our board of directors will establish an audit committee, which has the composition and the responsibilities described below. In addition, from time to time, other or special committees may be established under the direction of our board of directors when necessary to address specific issues.

Audit Committee

The audit committee will be responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	reviewing with our independent registered public accounting firm the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, or auditing matters.

Following the closing of this offering, Mr. Wagner will be the chair and sole member of the audit committee. Our board of directors has affirmatively determined that Mr. Wagner meets the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 and the rules of NYSE American. In addition, our board of directors has determined that Mr. Wagner will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a new written charter for the audit committee, which will be available on our website substantially concurrently with the consummation of this offering. The information on, or that can be accessed through, our website is deemed not to be incorporated in this Offering Circular or to be part of this Offering Circular.

Risk Oversight

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Code of Ethics and Code of Conduct

In connection with this offering, we intend to update our written code of business conduct and ethics that applies to our directors, officers, and employees. We intend to post this updated copy of the code on our website. In addition, we intend to post on our website all disclosures that are required by law or the NYSE American listing standards concerning any amendments to, or waivers from, any provision of the code. The information on, or that can be accessed through, our website is deemed not to be incorporated in this Offering Circular or to be part of this Offering Circular.

COMPENSATION DISCUSSION AND ANALYSIS

Although not required by Regulation A, we are voluntarily including this compensation discussion and analysis, which was previously provided to noteholders within our registration statement on Form S-1 (File No. 333-282862).

This compensation discussion and analysis discusses the material components and principles underlying the executive compensation program for our executive officers who are named in the Summary Compensation Table (as defined below). In 2024, our “named executive officers” and their positions were as follows:

•	Adam Ferrari, Chief Executive Officer;

•	Curtis Allen, Chief Financial Officer;

•	Sean Goodnight, Chief Acquisitions Officer;

•	Brandon Allen, Chief Operating Officer; and

•	Lindsey Wilson, Chief Business Officer.

Where relevant, the discussion below also reflects certain contemplated changes to our compensation structure that occurred after our 2024 fiscal year. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion but, absent a requirement to update our offering materials, we will not update this discussion to reflect any changes to the currently planned programs.

Details of Our Compensation Program

Executive Compensation Philosophy and Objectives

Our compensation programs are designed to help achieve the goals of attracting, incentivizing, and retaining highly talented individuals who are committed to our company, while balancing the long-term interests of our members, investors, and customers. The principles and objectives of our compensation and benefits program for our named executive officers are to:

•	attract, retain, and motivate individuals who are capable of advancing our financial goals and, ultimately, creating and maintaining our long-term equity value;

•	reward executives in a manner aligned with our financial performance to drive pay for performance; and

•	provide a total compensation opportunity that is competitive with our market and the industry within which we seek executive talent.

Other than Mr. Ferrari, each of our named executive officers is a member in Phoenix Equity and may become entitled to future distributions with respect to their membership interests under the Second Amended and Restated Limited Liability Company Agreement of Phoenix Equity, dated December 4, 2024 (as the same may be amended or supplemented from time to time, the “Phoenix Equity Operating Agreement”). Under the terms of the Phoenix Equity Operating Agreement, any payments of wages, consulting fees, commissions, or other cash compensation for services rendered and the out-of-pocket costs incurred by us for any health, welfare, retirement, fringe, or other similar benefits provided to our members, including our executive officers, are deemed to be a draw against and will reduce future distributions to the member with respect to such member’s membership interest in Phoenix Equity. Although Mr. Ferrari is not a member in Phoenix Equity, he holds 100% of the economic interests in LJC, and LJC is a member in Phoenix Equity. On April 25, 2025, the Phoenix Equity Operating Agreement was amended to clarify that any payments of wages, consulting fees, commissions, or other cash compensation for services rendered, and the out-of-pocket costs incurred, by us for any health, welfare, retirement, fringe, or other similar benefits provided to Mr. Ferrari, whether such amounts are paid on, prior to, or following April 25, 2025, will reduce future distributions to LJC with respect to LJC’s membership interests in Phoenix Equity.

Accordingly, base salary, variable revenue-based compensation, bonuses, and commission payment amounts are agreed upon from time to time by our named executive officers and our company and are subject to change, in each case, as determined by our chief executive officer in consultation with or, with respect to Mr. Ferrari, the approval of, LJC. Following the closing of this offering, it is expected that our named executive officers’ compensation will be determined by our board of directors.

Compensation Governance and Best Practices

We are committed to having strong governance standards with respect to our compensation programs, procedures, and practices. Our key compensation practices include the following:

•

Pay for performance. Any compensation paid to our named executive officers, either in terms of base salary, variable revenue-based compensation, bonuses, or commission payments, will ultimately reduce the future distributions payable to such named executive officer with respect to his or her membership interest in Phoenix Equity (or, for Mr. Ferrari, payable to LJC). This is intended to align their interests with investors. Mr. Ferrari’s variable revenue-based compensation is determined by LJC and directly tied to the performance of our company and its annual revenues in order to align Mr. Ferrari’s interests with our members and investors.

•

No guaranteed annual salary increases. Other than with respect to Mr. Ferrari, our named executive officers’ salaries are based on individual evaluations and agreed to from time to time by our named executive officers and our chief executive officer with the input of certain other named executive officers and LJC. Mr. Ferrari’s compensation is determined by LJC and Mr. Ferrari as agreed upon from time to time based on the performance of our company.

•

No pledging. We prohibit our members, including our named executive officers, from pledging any membership interests in Phoenix Equity, except with the prior consent of LJC or as otherwise permitted by the Phoenix Equity Operating Agreement.

Following the closing of this offering, we expect that our board of directors will provide the determinations and consents currently provided by LJC and described herein.

Determination of Compensation and Role of Executive Officers in Determining Executive Compensation

Our chief executive officer consults with LJC and certain of our named executive officers to make compensation decisions with respect to our named executive officers. Ultimately, our chief executive officer, together with LJC, made 2024 compensation decisions for each of our named executive officers (other than Mr. Ferrari) based on their collective experience and knowledge of the compensation practices in our industry and that of similar companies within our industry. As described above, because any compensation payable to our named executive officers ultimately reduces each named executive officer’s future distributions payable with respect to his or her membership interest in Phoenix Equity (or, for Mr. Ferrari, payable to LJC), our named executive officers agree to their annual compensation packages. Mr. Ferrari’s 2024 compensation was determined by LJC with input from certain of the named executive officers based on our company’s projected performance and an analysis of compensation practices within our industry.

We expect that following the closing of this offering our board of directors will make future compensation decisions in its sole discretion with respect to our named executive officers, including Mr. Ferrari. We do not currently have any plans to form a compensation committee or otherwise obtain third-party guidance regarding our compensation program.

Elements of Our Executive Compensation Program

We design the principal components of our executive compensation program to fulfill one or more of the principles and objectives described above. Compensation of any named executive officers consist of the following elements:

•	base compensation, either in the form of guaranteed salary or variable revenue-based compensation;

•	bonuses;

•	commissions;

•	equity compensation; and

•	health and welfare benefits and certain perquisites and other benefits generally offered to all employees of our company.

Our compensation program is designed to be flexible and complementary and to collectively serve all of the executives’ compensation objectives described above. Therefore, we do not currently have, and we do not expect to have, formal policies relating to the allocation of total compensation among the various elements of our compensation program.

Each of our named executive officers, other than Mr. Ferrari, is a member in Phoenix Equity and may become entitled to future distributions with respect to their membership interests under the Phoenix Equity Operating Agreement. Under the terms of the Phoenix Equity Operating Agreement, any payments of wages, consulting fees, bonuses, commissions, or other cash compensation for services rendered and the out-of-pocket costs incurred by us for any health, welfare, retirement, fringe, or other similar benefits provided to our members, including our named executive officers, are deemed to be a draw against and will reduce future distributions to the named executive officer with respect to such named executive officer’s membership interest in Phoenix Equity (or, for Mr. Ferrari, payable to LJC). Accordingly, base compensation, variable revenue-based compensation, bonuses, and commission payment amounts are agreed upon from time to time by our named executive officers and our chief executive officer, in consultation with or, with respect to Mr. Ferrari, the approval of LJC, and are subject to change. We continue to evaluate the mix of base compensation, bonuses, commissions, and equity-based compensation to appropriately align the interests of our named executive officers with those of our members and investors.

Base Compensation

Certain of our named executive officers receive a base salary determined by our chief executive officer in consultation with LJC and certain other executive officers. Base salary is a visible and stable fixed component of our compensation program. Base salaries for our named executive officers were initially established at the time each executive was hired and may be adjusted from time to time as determined by our chief executive officer based on our company’s performance, market conditions, and individual performance and to be competitive within our market and industry.

Messrs. Ferrari and Curtis Allen and Ms. Wilson are entitled to receive variable revenue-based compensation tied to revenue targets of our company set by LJC, in lieu of a base salary. LJC may exercise discretion in determining variable compensation for the named executive officers, and may also approve additional variable or other compensation for the named executive officers as it determines in its discretion, in each case, taking into consideration such factors as LJC determines are appropriate.

The following table sets forth the base compensation of our named executive officers for 2024:

Named Executive Officer	2024 Annual Base Compensation
Adam Ferrari	$3,135,000	(1)
Curtis Allen	$1,567,500	(1)
Sean Goodnight	$455,000	(2)
Brandon Allen	$300,000	(2)
Lindsey Wilson	$399,000	(1)

(1)	Represents variable revenue-based compensation.
(2)	Represents annual base salary.

The increase in the compensation for Messrs. Ferrari and Curtis Allen for 2024 was determined by LJC based on our significant growth year over year, as evidenced by the fact that our gross revenue more than doubled from 2023 to 2024, our overall operational performance, and an analysis of the compensation of executive officers of similarly sized companies within our industry.

For 2024, variable revenue-based compensation for Messrs. Ferrari and Curtis Allen and Ms. Wilson was tied to a gross revenue target of $285 million set by LJC. No other revenue targets were used to determine the named executive officers’ 2024 variable revenue-based compensation. Messrs. Ferrari and Curtis Allen and Ms. Wilson were entitled to 1.10%, 0.55%, and 0.14% of our 2024 gross revenue, respectively, upon achievement of the gross revenue target. Payments were made twice monthly throughout 2024 based on the assumed achievement of our revenue target with a final true-up payment at year end.

Our actual gross revenue for 2024 was $281 million. LJC determined in its discretion that our gross revenue of $281 million for the year substantially satisfied the gross revenue target of $285 million, and Messrs. Ferrari and Curtis Allen and Ms. Wilson accordingly received their full variable compensation amounts (i.e., $3,135,000, $1,567,500, and $399,000, respectively), even though we did not meet our gross revenue target of $285 million upon which variable compensation was contingent under the named executive officers’ 2024 employee agreements.

LJC may exercise similar discretion in the future with respect to the variable compensation, and may determine to pay full variable compensation amounts even where our gross revenue falls short of a stated target.

We have not implemented formal agreements, policies, or other arrangements or mechanisms to facilitate recovery of variable revenue-based compensation paid to the named executive officers in the event actual revenue differs from an estimated or assumed level used to calculate the variable revenue-based compensation payments made to our named executive officers throughout the year or otherwise falls below an applicable revenue target. The appropriateness and manner of seeking any such recovery would be within LJC’s and (except as to his own compensation) Mr. Ferrari’s discretion, taking into account any factors that they determine are appropriate, including that, as discussed elsewhere in this compensation discussion and analysis, all compensation paid to Messrs. Ferrari and Curtis Allen and Ms. Wilson is a draw against, and will reduce, future distributions payable to the member with respect to such member’s membership interest in Phoenix Equity (or, for Mr. Ferrari, payable to LJC with respect to LJC’s interest in Phoenix Equity). LJC and, for the named executive officers other than himself, Mr. Ferrari, have broad discretion to approve the compensation of our named executive officers on an annual basis and from time to time, and could account for such an event in a number of ways, including, for example, by updating the assumed level of revenue upon which semi-monthly payments are made during a year, or, to the extent any such difference is not reflected in the final true up payment for a given year, considering any overage amount when setting assumed revenue amounts, revenue sharing percentages, or annual discretionary bonuses for future years.

Bonuses

Our chief executive officer, in consultation with LJC, determined that each of Messrs. Goodnight and Brandon Allen should be eligible to earn discretionary bonuses as part of each such named executive officer’s 2024 compensation package based on each such named executive officer’s individual performance and the performance of our company.

Mr. Goodnight’s bonus earned for 2024 was $205,000 and will be payable in March 2025. Mr. Goodnight received a discretionary additional bonus in the amount of $95,000 in December 2024. Mr. Brandon Allen’s bonus earned for 2024 was $225,000 and will be payable in March 2025.

While Ms. Wilson is not expressly entitled to a bonus as part of her 2024 compensation package, our chief executive officer may determine in his discretion to grant her a bonus based on her individual performance and the performance of our company. During 2024, Ms. Wilson received aggregate bonus payments in the amount of $32,000.

Commissions

During 2024, Mr. Goodnight was eligible to receive sales commissions based on a percentage of the adjusted purchase price of mineral interests and interests in oil and gas properties that he is directly responsible for our company acquiring in connection with our operations. Pursuant to the terms of the Commission Agreement by and between Mr. Goodnight and us, effective as of January 16, 2024 (the “Goodnight Commission Agreement”), Mr. Goodnight was eligible to earn a commission of 3.5% for closed mineral deals and 3.0% for closed lease deals during 2024. No such commissions were earned during 2024.

Equity Compensation

We view equity-based compensation as a critical component of our total compensation program. Equity-based compensation creates an ownership culture among our employees that provides an incentive to contribute to the continued growth and development of our business and aligns interests of executives with those of our members and investors. We do not currently have any formal policy for determining the number of equity-based awards to grant to named executive officers, but all named executive officers, along with all employees of our company, are eligible for awards under our 2024 Long-Term Incentive Plan.

Each of Mr. Curtis Allen, Mr. Goodnight, and Ms. Wilson was previously granted equity compensation in the form of profits interests in our company, which were exchanged for profits interests in Phoenix Equity effective as of October 18, 2024. The profits interests were designed to align the interests of our named executive officers with the interests of other members of Phoenix Equity and its affiliates and represented interests in the future profits in Phoenix Equity. The profits interests were fully vested at grant, subject to certain repurchase rights in the event of the death or incapacity of the profits interest holder.

On December 4, 2024, except as otherwise described for Mr. Curtis Allen and Ms. Wilson, the profits interests in Phoenix Equity held by our named executive officers (along with all other profits interests in Phoenix Equity) were cancelled in exchange for restricted units in Phoenix Equity. With respect to each of Mr. Curtis Allen and Ms. Wilson, on December 4, 2024, 50% of the vested profits interests in Phoenix Equity held by each of Mr. Curtis Allen and Ms. Wilson was cancelled in exchange for restricted units in Phoenix Equity, and 50% of the vested profits interests held by such named executive officers was cancelled in exchange for vested units in Phoenix Equity (the “retained units”). In addition, at the same time, Mr. Brandon Allen was issued restricted units in Phoenix Equity.

The restricted units issued to each of our named executive officers are Class A Units and Class B Units in Phoenix Equity subject to restrictions on transferability as set forth in the Phoenix Equity Operating Agreement.

In addition, as set forth in the applicable award agreement evidencing the issuance of the restricted units, the restricted units are subject to forfeiture in the event that such named executive officer ceases to be employed with Phoenix Equity and its subsidiaries prior to a change in control of Phoenix Equity. The restricted units are also subject to our repurchase rights under the Phoenix Equity Operating Agreement in the event of the named executive officer’s termination of employment for any reason other than upon a “Liquidity Event” (as defined in the Phoenix Equity Operating Agreement), except as set forth in an agreement between us and the named executive officer.

The retained units issued to Mr. Curtis Allen and Ms. Wilson in exchange for 50% of each such named executive officer’s vested profits interests in Phoenix Equity are fully vested Class A Units and Class B Units in Phoenix Equity that are not subject to forfeiture upon a termination of the named executive officer’s employment. In addition, as set forth in the applicable award agreement evidencing the issuance of the retained units, the retained units are not subject to repurchase by Phoenix Equity, and Phoenix Equity has also agreed that neither Mr. Curtis Allen nor Ms. Wilson will be subject to expulsion as a member of Phoenix Equity.

In connection with the conversion described above and the issuance of restricted units to certain other employees, our named executive officers were issued the following number of Class A Units and Class B Units:

Name	Restricted Class A Units	Vested Class A Units	Restricted Class B Units	Vested Class B Units
Adam Ferrari	—	—	—	—
Curtis Allen	262,505	262,505	96,245	96,245
Sean Goodnight	53,570	—	210,930	—
Brandon Allen	53,570	—	176,930	—
Lindsey Wilson	26,785	26,785	153,215	153,215

In addition to the Class A Units and Class B Units granted to Ms. Wilson, Ms. Wilson was also entitled to receive a cash payment equal to $1,185,300 in lieu of any additional Class A Units or Class B Units she would otherwise have been entitled to as part of the conversion of her profits interests in Phoenix Equity to units in Phoenix Equity. Ms. Wilson received $150,000 of this amount in December 2024 with the remaining portion expected to be paid in 2025.

Retirement Savings and Health and Welfare Benefits

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as apply to our other employees generally. The U.S. Internal Revenue Code of 1986, as amended (the “Code”), allows eligible participants to defer a portion of their compensation, within prescribed limits, through elective contributions to the 401(k) plan. During the year ended December 31, 2024, we made company contributions to the 401(k) plan equal to 100% of elective contributions made by participants in the 401(k) plan, up to 3% of a participant’s eligible compensation.

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including medical, dental, and vision benefits.

Perquisites and Other Personal Benefits

Each of Mr. Ferrari, Mr. Curtis Allen, Mr. Goodnight, and Ms. Wilson received an automobile allowance from January 1, 2024 until March 31, 2024. We ceased to provide this automobile allowance to any of our named executive officers beginning in April 2024.

Other than the automobile allowance provided to certain of our named executive officers, we did not provide any perquisites or special personal benefits to our named executive officers during 2024, but our chief executive officer may from time to time approve them in the future when it is determined that such perquisites are necessary or advisable to fairly compensate or incentivize our employees.

Employment Arrangements

In November 2023, we entered into an employment letter agreement with Mr. Ferrari that provides that he will be paid approximately $29,167 per month and be eligible to receive company benefits. We entered into a revised employee agreement with Mr. Ferrari, effective January 1, 2024, that provides that he will receive variable compensation based on a percentage of our revenues, and that he is eligible to participate in our employee benefit plans. See “—Elements of Our Executive Compensation Program—Base Compensation” above for more information regarding Mr. Ferrari’s variable compensation.

We entered into an employee agreement with each of Mr. Curtis Allen and Ms. Wilson, effective January 1, 2024, that provides that each such named executive officer will receive variable compensation based on a percentage of our revenues, and that they are eligible to participate in our employee benefit plans. See “—Elements of Our Executive Compensation Program—Base Compensation” above for more information regarding Mr. Curtis Allen’s and Ms. Wilson’s variable compensation.

We entered into an offer letter with Mr. Goodnight in June 2020 in connection with his commencement of employment with our company. Mr. Goodnight’s offer letter provides that his compensation package will be composed entirely of commission payments. In January 2024 we entered into the Goodnight Commission Agreement outlining the terms of Mr. Goodnight’s commission payments, as described above under “—Elements of Our Executive Compensation Program—Commissions.”

We also entered into an offer letter with Mr. Brandon Allen in March 2023 in connection with his commencement of employment with our company. Mr. Brandon Allen’s offer letter sets forth the terms of his initial compensation package, including annual base salary, ability to receive additional discretionary bonuses based on our company’s performance, and eligibility to participate in our employee benefit plans.

Each of Messrs. Goodnight’s and Brandon Allen’s compensation arrangements have been adjusted from time to time as determined by our chief executive officer and agreed to by each such named executive officer, based on our company’s performance, market conditions, and individual performance and as needed to remain competitive within our market and industry. For 2024, the compensation arrangements for each of Messrs. Goodnight and Brandon Allen were not subject to a written agreement, but included base salaries as described above under “—Elements of Our Executive Compensation Program—Base Compensation” and discretionary bonuses as described above under “—Elements of Our Executive Compensation Program—Bonuses.”

Tax Considerations

As a general matter, our chief executive officer, in consultation with certain other executive officers and outside advisors, reviews and considers the various tax and accounting implications of compensation programs we utilize.

Compensation Policies

We do not currently maintain any formal compensation policies due to our governance structure and the nature in which compensation is mutually determined by our named executive officers and our chief executive officer in consultation with LJC. We expect that following the closing of this offering that our board of directors will make future decisions on compensation, including with respect to adoption of any formal compensation policies.

Material Compensation Decisions Following December 31, 2024

We entered into an employee agreement with each of Mr. Ferrari, Mr. Curtis Allen, and Ms. Wilson, effective January 1, 2025, that provides that each such named executive officer will continue to receive variable compensation based on a percentage of our revenue, and continue to be eligible to participate in our employee benefit plans.

LJC determined that 2025 variable revenue-based compensation would again be based only on our gross revenues. No changes were made to the percentage of gross revenue to which each of Messrs. Ferrari and Curtis Allen is entitled in 2025 as compared to 2024, but the percentage of revenue to which Ms. Wilson is entitled in 2025 was reduced from 0.14% to 0.10% of our company’s revenue. Subject to the advance to Mr. Ferrari described below, payments will continue to be made twice a month throughout 2025. These payments will be made based on an assumed gross revenue amount for 2025 set by LJC. As of the date of this Offering Circular, the assumed gross revenue amount for 2025 set by LJC for purposes of calculating the twice-a-month payments is $500 million. LJC may revise such assumed gross revenue amount and at its discretion during the course of the year. The total variable compensation may potentially be trued up on December 15, 2025, using annual gross revenue estimates prepared from the books and records of our company as of such date, to the extent LJC determines that additional variable compensation is payable.

Consistent with the terms of our 2025 employment agreement with Mr. Ferrari, we paid Mr. Ferrari $3,000,000 of his total 2025 variable compensation in January 2025. The remaining portion of Mr. Ferrari’s variable compensation is payable twice a month through December 31, 2025 as set forth above, but with each such payment reduced to account for the January 2025 advance and with a potential final true up at year end using annual gross revenue estimates prepared from our books and records as of December 15, 2025 to the extent LJC determines that additional variable compensation is payable.

LJC elected this structure for 2025 in the exercise of its business judgement and taking into account factors that included the substantial growth in operations our company experienced under the executive officers’ leadership, including our successful and rapid expansion into oil and gas production and execution of our business strategy, as well as, for Mr. Ferrari, LJC’s determination that his prior pay was below market-competitive levels.

We have not implemented formal agreements, policies, or other arrangements or mechanisms to facilitate recovery of variable revenue-based compensation paid to the named executive officers in the event revenue differs from an estimated or assumed level used to calculate the variable revenue-based compensation payments made to our named executive officers throughout the year or otherwise falls below an applicable revenue target. For additional information regarding potential recovery of variable revenue-based compensation, refer to the discussion under “—Elements of Our Executive Compensation Program—Base Compensation” above.

In addition, in January 2025, we entered into an amendment to Mr. Brandon Allen’s offer letter eliminating his ability to receive annual bonuses beginning in 2025 and providing that, effective for our 2025 fiscal year and future years, any salary changes and discretionary bonuses would be payable in the sole discretion of LJC. Mr. Brandon Allen’s base salary for 2025 was increased to $575,000. Such amounts were determined by the chief executive officer in consultation with LJC and certain other of our executive officers and were agreed to by Mr. Brandon Allen.

In January 2025, we also increased Mr. Goodnight’s base salary to $460,000, as determined by the chief executive officer in consultation with LJC and certain other of our executive officers.

For our 2025 fiscal year, our company has increased the maximum company contributions to the 401(k) plan to an amount equal to up to 4% of the amount eligible participants invest in the 401(k) plan. All named executive officers remain eligible to participate on the same terms as all other employees of our company.

As described above under “—Details of Our Compensation Program—Executive Compensation Philosophy and Objectives,” the Phoenix Equity Operating Agreement was amended on April 25, 2025 to clarify that any payments of wages, consulting fees, commissions, or other cash compensation for services rendered, and the out-of-pocket costs incurred, by us for any health, welfare, retirement, fringe, or other similar benefits provided to Mr. Ferrari, whether such amounts are paid on, prior to, or following April 25, 2025, will reduce future distributions from Phoenix Equity to LJC with respect to LJC’s membership interests in Phoenix Equity. Because Mr. Ferrari holds 100% of the economic interests of LJC, the indirect impact of the amendment to the Phoenix Equity Operating Agreement is that any above-described amounts paid by us to Mr. Ferrari ultimately reduce the future distributions by us to LJC, and from LJC to Mr. Ferrari.

Executive Compensation

2024 Summary Compensation Table

The following table (the “Summary Compensation Table”) sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2024:

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)		All Other Compensation ($)(4)	Total ($)
Adam Ferrari Chief Executive Officer	2024	3,135,000	—	—		19,571	3,154,571
	2023	408,334	—	—		48,395	456,729
Curtis Allen Chief Financial Officer	2024	1,567,500	—	—	(5)	12,611	1,580,111
	2023	360,355	—			29,337	389,692
	2022	196,000	—	—		—	196,000
Sean Goodnight Chief Acquisitions Officer	2024	455,000	300,000	—	(5)	6,218	761,218
	2023	483,402	—	—		19,447	502,849
	2022	364,000	—	—		—	364,000
Brandon Allen Chief Operating Officer	2024	300,000	225,000	—		9,583	534,583
Lindsey Wilson Chief Business Officer	2024	399,000	32,000	—	(5)	16,189	447,189
	2023	300,000	—	—		38,453	338,453
	2022	180,000	—	—		—	180,000

(1)

For 2024, the amount shown for Messrs. Ferrari and Curtis Allen and Ms. Wilson represents variable revenue-based compensation. Under the Phoenix Equity Operating Agreement, all such compensatory payments made to or for the benefit of the named executive officers that are also members of Phoenix Equity are deemed to be a draw against and will reduce future distributions to such executive with respect to the executive’s membership interest in Phoenix Equity. As described above under “—Material Compensation Decisions Following December 31, 2024,” the Phoenix Equity Operating Agreement was amended on April 25, 2025 to clarify that all such compensatory payments made to Mr. Ferrari will reduce the future distributions to LJC with respect to LJC’s membership interest in Phoenix Equity.

(2)

The amounts included for 2024 represent the amount of discretionary annual bonuses paid to each of Messrs. Goodnight and Brandon Allen and Ms. Wilson for services rendered during 2024. Under the Phoenix Equity Operating Agreement, all such bonuses are deemed to be a draw against and will reduce future distributions to each such named executive officer with respect to the named executive officer’s membership interest in Phoenix Equity.

(3)

The amounts included for 2024 represent the grant date fair value of the restricted Class A Units and restricted Class B Units in Phoenix Equity issued to each of our named executive officers, other than Mr. Ferrari, which will remain unvested until the date of a change in control of Phoenix Equity. The occurrence of a change in control of Phoenix Equity was deemed improbable such that no compensatory value has been assigned to such units under ASC Topic 718. Assuming a change in control of Phoenix

Equity was probable, the grant date fair value of all restricted Class A Units granted to Messrs. Curtis Allen, Goodnight, and Brandon Allen and Ms. Wilson is $14,632,029, $2,985,992, $2,985,992, and $1,492,996, respectively, and the grant date fair value of all restricted Class B Units granted to each of Messrs. Curtis Allen, Goodnight, and Brandon Allen and Ms. Wilson is $5,364,697, $11,757,238, $9,862,078, and $8,540,204, respectively. See “—Elements of Our Executive Compensation Program—Equity Compensation” and “—Grants of Plan-Based Awards in 2024” for more information.
(4)

Amounts included for 2024 for each of Messrs. Ferrari and Goodnight and Ms. Wilson reflect the total cost to us of a company-provided automobile allowance for each such named executive officer. The amount included for 2024 for Mr. Curtis Allen reflects $12,611, the cost of a company-provided automobile allowance for such named executive officer, and company matching 401(k) plan contributions of $2,683. Amounts included for 2024 for Mr. Brandon Allen reflect company matching 401(k) plan contributions. We ceased to provide the named executive officers with a company-provided automobile allowance in April 2024.

(5)

Mr. Curtis Allen, Mr. Goodnight, and Ms. Wilson were previously granted profits interests in our company, which were exchanged for profits interests in Phoenix Equity effective as of October 18, 2024. On December 4, 2024, 50% of the profits interests in Phoenix Equity held by each of Mr. Curtis Allen and Ms. Wilson and 100% of the profits interests in Phoenix Equity held by Mr. Goodnight were converted into restricted Class A Units and Class B Units in Phoenix Equity. See “—Elements of Our Executive Compensation Program—Equity Compensation” and “—Grants of Plan-Based Awards in 2024” for more information.

Grants of Plan-Based Awards in 2024

The following table provides supplemental information relating to grants of plan-based awards made during 2024 to help explain information provided above in our Summary Compensation Table. This table presents information regarding all grants of plan-based awards occurring during 2024.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock (#)		Grant Date Fair value of Stock Awards ($)(1)
Adam Ferrari	—	—		$—
Curtis Allen	12/04/2024	262,505	(2)	$—	(4)
	12/04/2024	96,245	(3)	$—	(4)
Sean Goodnight	12/04/2024	53,570	(2)	$—	(4)
	12/04/2024	210,930	(3)	$—	(4)
Brandon Allen	12/04/2024	53,570	(2)	$—
	12/04/2024	176,930	(3)	$—
Lindsey Wilson	12/04/2024	26,785	(2)	$—	(4)
	12/04/2024	153,215	(3)	$—	(4)

(1)

These amounts represent the grant date fair value of restricted Class A Units and restricted Class B Units in Phoenix Equity issued to the named executive officers that are subject to forfeiture until the date of a change in control of Phoenix Equity, based on the probable outcome of such performance condition. See note 3 to the Summary Compensation Table above for more information.

(2)

Represents restricted Class A Units granted to each of our named executive officers other than Mr. Ferrari that are subject to forfeiture upon the named executive officer’s termination of employment for any reason prior to a change in control of Phoenix Equity. Such restricted Class A Units will remain unvested until the date of a change in control of Phoenix Equity.

(3)

Represents restricted Class B Units granted to each of our named executive officers other than Mr. Ferrari that are subject to forfeiture upon the named executive officer’s termination of employment for any reason prior to a change in control of Phoenix Equity. Such restricted Class B Units will remain unvested until the date of a change in control of Phoenix Equity.

(4)

Each of Mr. Curtis Allen, Mr. Goodnight, and Ms. Wilson was previously granted equity compensation in the form of profits interests in our company, which were exchanged for profits interests in Phoenix Equity effective as of October 18, 2024. On December 4, 2024, 50% of the profits interests in Phoenix Equity held by each of Mr. Curtis Allen and Ms. Wilson and 100% of the profits interests in Phoenix Equity held by Mr. Goodnight were converted into restricted Class A Units and Class B Units in Phoenix Equity. See “—Elements of Our Executive Compensation Program—Equity Compensation” and “— 2024 Summary Compensation Table” for more information.

Outstanding Equity Awards at 2024 Fiscal Year-End

The following table sets forth certain information about restricted units granted to our named executive officers outstanding as of December 31, 2024:

	Stock Awards
Name	Number of Shares or Units of Stock that Have Not Vested (#)		Market Value of Shares or Units of Stock that Have Not Vested ($)(1)
Adam Ferrari	—		$—
Curtis Allen	262,505	(2)	$14,632,029
	96,245	(3)	$5,364,696
Sean Goodnight	53,570	(2)	$2,985,992
	210,930	(3)	$11,757,238
Brandon Allen	53,570	(2)	$2,985,992
	176,930	(3)	$9,862,078
Lindsey Wilson	26,785	(2)	$1,492,996
	153,215	(3)	$8,540,204

(1)	Market value based on $55.74, the fair market value of the Class A Units and Class B Units of Phoenix Equity on December 31, 2024, based on an independent third-party valuation we received.
(2)

Represents the number of restricted Class A Units held by each of our named executive officers (other than Mr. Ferrari) that are subject to forfeiture upon the named executive officer’s termination of employment for any reason prior to a change in control of Phoenix Equity. As discussed above under the heading “—Elements of Our Executive Compensation Program—Equity Compensation,” the profits interests previously held by each of our named executive officers (other than Mr. Ferrari) were exchanged for profits interests in Phoenix Equity effective as of October 18, 2024, and were subsequently converted into restricted units (and, for Mr. Curtis Allen and Ms. Wilson, retained units) in Phoenix Equity on December 4, 2024. Refer to “—Elements of Our Executive Compensation Program—Equity Compensation” above for additional information.

(3)

Represents the number of restricted Class B units held by each of our named executive officers (other than Mr. Ferrari) that are subject to forfeiture upon the named executive officer’s termination of employment for any reason prior to a change in control of Phoenix Equity. As discussed above under the heading “—Elements of Our Executive Compensation Program—Equity Compensation,” the profits interests previously held by each of our named executive officers (other than Mr. Ferrari) were exchanged for profits interests in Phoenix Equity effective as of October 18, 2024, and were subsequently converted into restricted units (and, for Mr. Curtis Allen and Ms. Wilson, retained units) in Phoenix Equity on December 4, 2024. Refer to “—Elements of Our Executive Compensation Program—Equity Compensation” above for additional information.

Potential Payments Upon Termination or Change in Control

None of our named executive officers are entitled to cash severance or benefits upon his or her termination of employment for any reason, provided that our company may determine to pay cash severance or grant severance benefits upon a named executive officer’s termination of employment in the discretion of our chief executive officer and/or LJC. We do not have a written or formal severance plan or policy that applies to any employees of our company, including any of the named executive officers.

Upon a “Liquidity Event” (as defined in the Phoenix Equity Operating Agreement) the forfeiture and repurchase provisions applicable to the restricted Class A Units and restricted Class B Units held by any of our named executive officers will lapse.

For purposes of the restricted Class A Units and restricted Class B Units in Phoenix Equity, a “Liquidity Event” generally means the occurrence of one of the following:

•

a sale or disposition, whether in one transaction or a series of transactions, of all or substantially all of the equity securities of Phoenix Equity (including by way of merger, consolidation, share exchange, or similar transaction); or

•	a sale or disposition, whether in one transaction or a series of transactions, of all or substantially all of the assets of Phoenix Equity and its subsidiaries.

Assuming a Liquidity Event occurred as of December 31, 2024, the value received by each of our named executive officers in respect of their restricted Class A Units and restricted Class B Units would be:

Name	Value of Class A Units for which Forfeiture Restrictions Cease to Apply upon Liquidity Event(1)	Value of Class B Units for which Forfeiture Restrictions Cease to Apply upon Liquidity Event(1)
Adam Ferrari	$—	$—
Curtis Allen	$14,632,029	$5,364,696
Sean Goodnight	$2,985,992	$11,757,238
Brandon Allen	$2,985,992	$9,862,078
Lindsey Wilson	$1,492,996	$8,540,204

(1)	Market value based on $55.74, the fair market value of the Class A Units and Class B Units of Phoenix Equity on December 31, 2024, based on an independent third-party valuation.

Director Compensation

Our company is currently managed indirectly by Adam Ferrari, our Chief Executive Officer, who was employed by us during the year ended December 31, 2024, and did not receive any additional compensation from us for his service as a manager of Phoenix Equity or our company.

Following the closing of this offering, we will be a manager-managed limited liability company, and our business and affairs will be managed under the direction of a board of directors. As a result, Mr. Ferrari will cease being the manager of the Issuer in connection with this offering. We expect that each of our non-executive directors will receive an annual cash retainer equal to $145,000 for his service on our board of directors. Additionally, each of our directors will be reimbursed for reasonable business expenses incurred in connection with his service on our board of directors. Our directors are not expected to receive any other compensation for their services as members of our board of directors under the planned arrangements.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment, and change in control and indemnification arrangements, discussed in the section titled “Compensation Discussion and Analysis,” the following is a description of each transaction since January 1, 2022 and each currently proposed transaction in which:

•	we or any subsidiaries have been or will be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•	any of our executive officers, director nominees or beneficial owners of more than 5% of our capital stock had or will have a direct or indirect material interest.

Second Amended and Restated Limited Liability Company Agreement of Phoenix Energy One, LLC

We are currently governed by that certain Second Amended and Restated Limited Liability Company Agreement, dated as of January 23, 2025 (the “Second ARLLCA”), between ourselves and our sole member, Phoenix Equity.

The Second ARLLCA provides that Phoenix Equity is the sole member of the Issuer, entitled to 100% of any distributions made by the Issuer. The management of the Issuer is exclusively vested in Phoenix Equity and, as such, Phoenix Equity directs our business and operations, including appointment and compensation of our officers. The Second ARLLCA further provides that the managers of Phoenix Equity shall be deemed to be “managers” of the Issuer for all purposes under the DLLCA. LJC controls Phoenix Equity and, therefore, indirectly has control over the Issuer’s management. Daniel Ferrari and Charlene Ferrari each own 50% of the voting membership interests in, and are the managers of, LJC. Adam Ferrari, our Chief Executive Officer, the manager of Phoenix Equity, and the son of Daniel and Charlene Ferrari, owns 100% of the economic interests in LJC, but has no voting or managerial interest in LJC. This summary is qualified in its entirety by the full text of the Second ARLLCA, which is included as an exhibit to this Offering Circular.

In connection with this offering, we will amend and restate the Second ARLLCA and enter into the Third ARLLCA. For more information, see the section entitled “Description of Capital and Preferred Shares—Third Amended and Restated Limited Liability Company Agreement.”

Consulting Agreement

We and Adam Ferrari, our Chief Executive Officer, entered into a consulting agreement (the “Consulting Agreement”) in November 2021 pursuant to which Mr. Ferrari provided us with petroleum engineering consulting services. The Consulting Agreement terminated commencing with Mr. Ferrari’s employment as our Vice President of Engineering in April 2023. We paid Mr. Ferrari $323,000 in consulting fees in 2022 pursuant to the Consulting Agreement.

Investments in Company Debt

From time to time certain of our managers or executive officers and their respective family members may purchase and hold our debt securities.

The following table sets forth, for the period from January 1, 2022 to June 30, 2025, investments made by such persons in our debt securities where such investments exceeded $120,000:

Related Party(1)	Debt Security	Interest Rate	Principal Amount During Period(2)	Principal Amount Outstanding as of June 30, 2025	Principal Paid During Period(2)	Interest Paid During Period
Adam Ferrari	July 2022 506(c) Bonds	8.0% -11.0%	$455,000	$—	$455,000	$16,433
Adam Ferrari	December 2022 506(c) Bonds	9.0% -12.0%	$1,143,000	$481,000	$662,000	$195,949
Adam Ferrari	August 2023 506(c) Bonds	13.0% -14.0%	$3,147,000	$1,584,000	$1,563,000	$362,368
Adam Ferrari	Reg A Bonds	9.0%	$200,000	$—	$200,000	$14,963
Curtis Allen	December 2022 506(c) Bonds	12.0%	$386,000	$—	$386,000	$28,668
Curtis Allen	August 2023 506(c) Bonds	13.0% -14.0%	$3,026,000	$1,036,000	$1,990,000	$231,848
Curtis Allen	Reg A Bonds	9.0%	$14,000	$—	$14,000	$1,928
Lindsey Wilson	December 2022 506(c) Bonds	9.0%	$50,000	$—	$50,000	$4,690
Lindsey Wilson	August 2023 506(c) Bonds	13.0%	$184,000	$184,000	$—	$26,603
Justin Arn	December 2022 506(c) Bonds	10.0%	$50,000	$—	$50,000	$5,236
Justin Arn	August 2023 506(c) Bonds	13.0%	$186,000	$186,000	$—	$33,594
Justin Arn	Reg A Bonds	9.0%	$2,000	$—	$2,000	$540
David Wheeler	August 2023 506(c) Bonds	12.0%	$179,000	$179,000	$—	$12,912
Jason Allan Pangracs	August 2023 506(c) Bonds	10.0%	$200,000	$200,000	$—	$36,667

(1)

Includes any debt securities known by such person to be held by any child, stepchild, parent, step-parent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such person and any person (other than a tenant or employee) sharing the household of such person, except that debt securities owned by Jason Allan Pangracs, and Adam Ferrari are disclosed separately and are not attributed to each other. Jason Allan Pangracs is the brother-in-law of Adam Ferrari.

(2)	Reflects the largest aggregate amount of principal of such debt securities outstanding and paid during the period from January 1, 2022 to June 30, 2025.

Discretionary Payments

For the year ended December 31, 2024, we paid interest expense of less than $0.2 million to a financial institution on behalf of LJC related to a certain financing agreement between LJC and this financial institution. Such payments were discretionary in nature, and we are under no obligation to continue to make such payments on behalf of LJC. For the year ending December 31, 2025, we expect to make additional payments up to an amount equal to approximately $0.1 million.

Indemnification of Directors and Officers

We have previously and intend to enter into indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under the DLLCA against expenses, losses, and liabilities that may arise in connection with actual or threatened proceedings in which they are involved by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The Second ARLLCA provides, and the Third ARLLCA will provide, that we will indemnify our members and executive officers, to the fullest extent permitted by law, from any liability, loss, or damage incurred by any member or officer or by reason of any act performed or omitted to be performed by any member or officer in connection with our business, subject to certain exceptions.

Related Persons Transaction Policy

Prior to the commencement of this offering, we expect to adopt a revised related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. We refer to this policy as our “related person policy.” This policy will replace our current related person policy, and will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and in which a related person had, has or will have a direct or indirect material interest. Our related person policy does not specify the standards to be applied by our board of directors (or the disinterested directors or any committee thereof) in determining whether or not to approve or ratify a related person transaction, and accordingly these determinations will be made in accordance with the principles of Delaware law generally applicable to managers of a Delaware limited liability company and the terms of the Third ARLLCA. All of the transactions described in this section and that have already occurred or completed will have occurred prior to the adoption of this policy.

Pursuant to this revised related person transaction policy, if a member of our board of directors is a party to a transaction to be voted on, he or she will not vote on the approval of the transaction.

Generally, our board of directors will review all transactions, activities, arrangements, circumstances or other matters between or among one or more related parties, on the one hand, and us, on the other hand, including those transactions that are required to be disclosed in our proxy statement or in the notes to our audited financial statements. A “related party” will include any executive officer, director, nominee for director or beneficial holder of more than 5% of our or Phoenix Equity’s outstanding membership interests, any immediate family member of those persons and any entity that is owned or controlled by any of the foregoing persons or any entity in which such a person is an executive officer.

Our board of directors will have the power and authority, in its sole discretion, to retain or obtain the advice of any financial advisors, consultants, legal counsel, or other advisors in connection with conducting investigations into or studies of related party transactions. In addition, our board of directors will be able to ask members of management or others to attend its meetings and to provide pertinent information as necessary.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

We are currently a member-managed limited liability company organized under the laws of the State of Delaware, and do not have a board of directors, board of managers, or similar construct (or any committees thereof). In addition, we are wholly owned and controlled by Phoenix Equity. Phoenix Equity is our sole member and, as such, directs our business and operations, including appointment and compensation of our officers. LJC controls Phoenix Equity and, therefore, indirectly has control over our management. LJC has the power to select or remove Phoenix Equity’s managers in its sole discretion pursuant to its limited liability company agreement. No other holders of Phoenix Equity are entitled to appoint managers or otherwise directly participate in Phoenix Equity’s management or operations. Following the closing of this offering, we will be a manager-managed limited liability company and our business and affairs will be managed under the direction of a board of directors. In addition, Phoenix Equity will hold all of our common shares, representing limited liability company interests, and, as a result, other than under the limited circumstances described in this Offering Circular in which holders of the Preferred Shares have voting rights, we will continue to be controlled by Phoenix Equity.

The table below sets forth, as of the date of this Offering Circular, information regarding the beneficial ownership of Phoenix Equity’s outstanding membership interests by: (1) each person who is known to us to be the beneficial owner of 5% or more of Phoenix Equity’s outstanding membership interests; (2) each of our director nominees, (3) each of our named executive officers and managers; and (4) all of our executive officers, managers and director nominees as a group. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of sole or shared voting power and/or investment power over such security, including options and warrants that are currently exercisable or exercisable within 60 days.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them. Unless otherwise noted, the business address of the persons listed in the table below is 18575 Jamboree Road, Suite 830 Irvine, California 92612.

Name of Beneficial Holder	Class A Units(1)	Class A Unit Percentage	Class B Units(2)	Class B Unit Percentage
5% Holders
Lion of Judah Capital, LLC(3)	1,100,000	55.0%	4,186,100	59.8%
Managers, Director Nominees and Named Executive Officers
Adam Ferrari(4)	—	—%	—	—%
Curtis Allen	525,010	26.3%	192,490	2.7%
Sean Goodnight	53,570	2.7%	210,930	3.0%
Lindsey Wilson	53,570	2.7%	306,430	4.4%
Brandon Allen	53,570	2.7%	176,930	2.5%
Daniel Ferrari(3)	1,100,000	55.0%	4,186,100	59.8%
Jason Allan Pangracs	—	—%	—	—%
Jason Montgomery Wagner	—	—%	—	—%
All executive officers and managers as a group (seven individuals)	739,290	40.0%	1,222,210	17.5%

(1)	Class A Units are entitled to vote on any matter involving Phoenix Equity or its subsidiaries.
(2)	Class B Units are not entitled to vote on any matter involving Phoenix Equity or its subsidiaries.
(3)

Daniel Ferrari and Charlene Ferrari each own 50% of the voting membership interests in, and are the managers of, LJC. Their address is 1983 Water Chase Drive, New Lenox, Illinois 60451. Adam Ferrari, the son of Daniel and Charlene Ferrari, owns 100% of the economic interests in LJC, but has no voting or managerial interest in LJC and, therefore, is not a beneficial owner of our membership interests by virtue of his economic interest ownership in LJC.

(4)

Pursuant to the terms of the Second ARLLCA, because Adam Ferrari is currently the manager of Phoenix Equity, he is deemed for all purposes of the DLLCA to be the manager of the Issuer. Following the closing of this offering, we will be a manager-managed limited liability company and our business and affairs will be managed under the direction of a board of directors. As a result, Mr. Ferrari will cease being the sole manager of the Issuer in connection with this offering but will be a manager by virtue of being a member of the board of directors under DLLCA.

DESCRIPTION OF CAPITAL AND PREFERRED SHARES

The following summary describes the material terms and provisions of our common shares and the 10.00% Series A Cumulative Redeemable Preferred Shares and our Third ARLLCA. This summary does not purport to be complete and is qualified in its entirety by references to the relevant provisions of our Third ARLLCA, which is included as an exhibit to this Offering Circular, and the DLLCA.

Authorized Share Capital

Following the closing of this offering, pursuant to the Third ARLLCA, our authorized share capital will consist of 100,000,000 common shares, without par value, and 20,000,000 preferred shares, without par value, of which 3,750,000 are designated Series A Cumulative Redeemable Preferred Shares. The Third ARLLCA will authorize our board of directors to, subject to shareholder approval as described therein:

(1) authorize and issue additional shares of any existing class or series of shares; and

(2) (x) create new classes or series of shares, with such distinctive designations, preferences and other rights (including voting rights), and such qualifications, limitations or restrictions, as set forth in writing creating such new class or series (such writing, a “Share Designation”) and (y) authorize and issue shares of any such newly created class or series.

Common Shares

Our common shares represent limited liability company interests in the Company, and entitle the holder thereof to such rights, powers and duties with respect to the Company as are provided for in the Third ARLLCA and DLLCA. Following the closing of this offering, Phoenix Equity will hold all of our common shares by virtue of being the holder of the equity interest of the Company immediately prior to the effective time of the Third ARLLCA. The rights, powers and duties of the common shares are subject to the preferential rights of any other class or series of shares that we may issue from time to time, including the terms of any Share Designation.

Voting Rights

Holders of our common shares will be entitled to one vote per common share held on all matters voted or consented upon by our shareholders.

Distribution Rights

Subject to the applicable provisions of the DLLCA and the terms of any applicable Share Designation, distributions of our cash or other assets may be paid to the holders of our common shares out of our assets legally available therefor only when, as and if determined by our board of directors. Any decision to declare and pay distributions in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant.

Liquidation Rights

Common shares are entitled to share ratably in our assets legally available for distribution to the holders of such common shares in the event of our liquidation, dissolution or winding up, after payment of or adequate provisions for all of our known debts and liabilities.

Other Matters

Holders of our common shares will not have any preemptive, subscription, preferential or similar rights regarding the issuance of our securities, and do not have any appraisal rights except to the limited extent provided with respect to the required redemption or repurchase of shares in connection with an Adverse Consequence (as defined below).

Series A Preferred Shares

General

In connection with this offering, we will create a series of preferred shares representing limited liability interests in the Company designated as the 10.00% Series A Cumulative Redeemable Preferred Shares (the “Preferred Shares”). Our board of directors may authorize the issuance and sale of additional shares of Preferred Shares from time to time subject to any requisite shareholder approval set forth in the Third ARLLCA.

Distributions

Holders of the Preferred Shares are entitled to receive, when, as, and if, authorized by our board of directors and declared by us, cumulative cash distributions based on the initial stated liquidation preference of $25.00 per Preferred Share at a rate equal to:

(i) from, and including, the date of original issuance to, but excluding, October 15, 2028, at a fixed rate equal to 10.00% (equivalent to $2.50 per annum per Preferred Share),

(ii) from and including October 15, 2028 to, but excluding, October 15, 2029, at a fixed rate equal to 10.50% (equivalent to $2.625 per annum per Preferred Share), and

(iii) from and including October 15, 2029 at a fixed rate equal to 11.00% (equivalent to $2.75 per annum per Preferred Share).

A “distribution period” means the period from, and including, each distribution payment date (as defined below) to, but excluding, the next succeeding distribution payment date, except for the initial distribution period, which will be the period from, and including, the issue date (which will be the closing of the offering) of the Preferred Shares offered hereby to, but excluding the next succeeding distribution payment date. Distributions on the Preferred Shares shall accumulate daily and be cumulative from, and including, the date of original issue (which will be the closing of the offering) and shall be payable quarterly in arrears on the 15th day of each April, July, October and January (each, a “distribution payment date”) (provided that if any distribution payment date is not a business day, then the distribution which would otherwise have been payable on that distribution payment date may be paid on the next succeeding business day and no interest, additional distributions or other sums will accrue on the amount so payable for the period from and after that distribution payment date to that next succeeding business day). We will determine the closing of the offering at our discretion, however, assuming the closing were to occur on August 1, 2025, the amount of the pro-rated first distribution would equal to approximately $0.51389 per Preferred Share. The pro-rated first distribution, payable on October 15, will be paid to the persons who are the holders of record of the Preferred Shares at the close of business on the corresponding distribution record date, which will be October 1, 2025. Distributions will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Distributions will be payable to holders of record as they appear in our transfer records for the Preferred Shares at the close of business on the applicable record date, which shall be the first day of the calendar month, whether or not a business day, in which the applicable distribution payment date falls, except that in the case of payments of distributions in arrears, the record date with respect to a distribution payment date will be such date as may be designated by our board of directors (each, a “distribution record date”). The distributions payable on any distribution payment date shall include distributions accumulated to, but not including, such distribution payment date.

So long as the Preferred Shares are held of record by the nominee of the Securities Depositary (as defined below), declared distributions will be paid to the Securities Depositary in same-day funds on each distribution payment date. The Securities Depositary will credit accounts of its participants in accordance with the Securities Depositary’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Preferred Shares in accordance with the instructions of such beneficial owners.

No distributions on the Preferred Shares shall be authorized by our board of directors or paid or set apart for payment by us at any time when the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness, prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the agreement or a default under the agreement, or if the authorization, payment or setting apart for payment shall be restricted or prohibited by law.

Notwithstanding the foregoing, distributions on the Preferred Shares will accrue whether or not we have earnings, whether there are assets legally available for the payment of such distributions and whether such distributions are authorized or declared. No interest, additional distributions or other sums will be payable in respect of any distribution payment or payments on the Preferred Shares which may be in arrears. Future distributions on our common shares and preferred shares, including the Preferred Shares offered pursuant to this Offering Circular, will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash flow from operations, financial condition and capital requirements, any debt service requirements and any other factors our board of directors deems relevant. Accordingly, we cannot guarantee that we will be able to make cash distributions or what the actual distributions will be for any future period.

Unless full cumulative distributions on the Preferred Shares and any Parity Securities have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past distribution periods, no distributions shall be declared or paid or set aside for payment upon any Junior Securities (other than a distribution payable solely in Junior Securities). Accumulated distributions in arrears for any past distribution period may be declared by our board of directors and paid on any date fixed by the board of directors, whether or not a distribution payment date, to holders of the Preferred Shares on the record date for such payment. To the extent a distribution period applicable to a class of Junior Securities or Parity Securities is shorter than the distribution period applicable to the Preferred Shares (e.g., monthly rather than quarterly), the board of directors may declare and pay regular distributions with respect to such Junior Securities or Parity Securities so long as, at the time of declaration of such distribution, the board of directors expects to have sufficient funds to pay the full distribution in respect of the Preferred Shares on the next distribution payment date.

Subject to the next succeeding sentence, if all accumulated distributions in arrears on all outstanding Preferred Shares and any Parity Securities have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated distributions in arrears will be made in order of their respective distribution payment dates, commencing with the earliest distribution payment date. If less than all distributions payable with respect to all Preferred Shares and any Parity Securities are paid, any partial payment will be made pro rata with respect to the Preferred Shares and any Parity Securities entitled to a distribution payment at such time in proportion to the aggregate amounts remaining due in respect of such Preferred Shares and Parity Securities at such time. Holders of the Preferred Shares will not be entitled to any distribution in excess of full cumulative distributions described above.

The terms of the Fortress Credit Agreement prohibit us from making payments or distributions with respect to securities, including the Preferred Shares. Under the terms of the Fortress Credit Agreement we may only declare or make a distribution with respect to the Preferred Shares so long as, among others, (i) no default or event of default has occurred and is continuing or would occur as a result of such distribution and (ii) immediately after giving effect to such distribution we remain in compliance with the financial covenants to maintain (a) a maximum total secured leverage ratio, (b) a minimum current ratio, and (c) a minimum asset coverage ratio on a pro forma basis. For a description of the terms of the Fortress Credit Agreement, including these ratios, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—

Liquidity and Capital Resources—Indebtedness—Fortress Credit Agreement” and “Risk Factors—Risks Related to the Preferred Shares and this Offering—We are not required to accumulate cash for the purpose of meeting our future obligations to holders of the Preferred Shares, which, along with the agreements governing our indebtedness, may limit the cash available to make distributions on the Preferred Shares.”

Redemption

We may, at our option, redeem, in whole or in part, at any time or from time to time, the Preferred Shares for cash at a redemption price of $27.50 per Preferred Share, plus any accumulated and unpaid distributions thereon to, but not including, the date fixed for redemption. We may undertake multiple partial redemptions. Any such redemption would be effected only out of funds legally available for such purpose and would be subject to compliance with the provisions of the instruments governing our outstanding indebtedness.

In the event we elect to redeem any Preferred Shares, we will give notice of any redemption not less than 30 days and not more than 60 days before the scheduled date of redemption, to the holders of any Preferred Shares to be redeemed as such holders’ names appear on our transfer records maintained by the transfer agent at the address of such holders shown therein. Such notice shall state: (i) the redemption date, (ii) the number of Preferred Shares to be redeemed and, if less than all outstanding Preferred Shares are to be redeemed, the number of Preferred Shares to be redeemed from such holder, (iii) the redemption price, (iv) the place where any Preferred Shares in certificated form are to be redeemed and shall be presented and surrendered for payment of the redemption price therefor, and (v) that distributions on the Preferred Shares to be redeemed will cease to accumulate from and after such redemption date.

If fewer than all of the outstanding Preferred Shares are to be redeemed, the number of Preferred Shares to be redeemed will be determined by us, and such Preferred Shares will be redeemed by such method of selection as the Securities Depositary (as defined below) shall determine, pro rata or by lot, with adjustments to avoid redemption of fractional units. So long as all Preferred Shares are held of record by the nominee of the Securities Depositary, we will give notice, or cause notice to be given, to the Securities Depositary of the number of Preferred Shares to be redeemed, and the Securities Depositary will determine the number of Preferred Shares to be redeemed from the account of each of its participants holding such Preferred Shares in its participant account. Thereafter, each participant will select the number of Preferred Shares to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Preferred Shares for its own account). A participant may determine to redeem Preferred Shares from some beneficial owners (including the participant itself) without redeeming Preferred Shares from the accounts of other beneficial owners.

So long as the Preferred Shares are held of record by the nominee of the Securities Depositary, the redemption price will be paid by the Paying Agent (as defined below) to the Securities Depositary on the redemption date. The Securities Depositary’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If we give or cause to be given a notice of redemption, then we will deposit with the Paying Agent funds sufficient to redeem the Preferred Shares as to which notice has been given by 10:00 a.m., New York City time, on the date fixed for redemption, and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if the certificate representing such Preferred Shares is issued in the name of the Securities Depositary or its nominee) of the certificates therefor. If a notice of redemption shall have been given, then from and after the date fixed for redemption, unless we default in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all distributions on such Preferred Shares will cease to accumulate and all rights of holders of such Preferred Shares as limited partners will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid distributions to the date fixed for redemption, whether or not declared. The holders of Preferred Shares will have no claim to the interest income, if any, earned on such funds deposited with the Paying Agent. Any funds deposited with the Paying Agent hereunder by us for any reason, including, but not limited to, redemption of Preferred Shares, that remain unclaimed or unpaid after one year after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to us upon our written request, after which repayment the holders of the Preferred Shares entitled to such redemption or other payment shall have recourse only to us.

If only a portion of the Preferred Shares represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such Preferred Shares is registered in the name of the Securities Depositary or its nominee), we will issue and the Paying Agent will deliver to the holder of such Preferred Shares a new certificate (or adjust the applicable book-entry account) representing the number of Preferred Shares represented by the surrendered certificate that have not been called for redemption.

Notwithstanding any notice of redemption, there will be no redemption of any Preferred Shares called for redemption until funds sufficient to pay the full redemption price of such Preferred Shares, including all accumulated and unpaid distributions to, but excluding, the date of redemption, whether or not declared, have been deposited by us with the Paying Agent.

We may from time to time purchase Preferred Shares, subject to compliance with all applicable securities and other laws. We have no obligation, or any present plan or intention, to purchase any Preferred Shares. Any Preferred Shares that we redeem or otherwise acquire will be cancelled.

Notwithstanding the foregoing, in the event that full cumulative distributions on the Preferred Shares and any Parity Securities have not been paid or declared and set apart for payment, we may not repurchase, redeem or otherwise acquire, in whole or in part, any Preferred Shares or Parity Securities except pursuant to a purchase or exchange offer made on the same relative terms to all holders of Preferred Shares and any Parity Securities. Junior Securities may not be redeemed, repurchased or otherwise acquired by us unless full cumulative distributions on the Preferred Shares and any Parity Securities for all prior and the then-ending distribution periods have been paid or declared and set apart for payment.

The terms of the Fortress Credit Agreement prohibit us from redeeming or otherwise repurchasing any of our securities, including the Preferred Shares. Under the terms of the Fortress Credit Agreement we may only redeem the Preferred Shares so long as, among others, (i) no default or event of default has occurred and is continuing or would occur as a result of such redemption and (ii) immediately after giving effect to such redemption we remain in compliance with the financial covenants to maintain (a) a maximum total secured leverage ratio, (b) a minimum current ratio, and (c) a minimum asset coverage ratio on a pro forma basis. For a description of the terms of the Fortress Credit Agreement, including these ratios, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Fortress Credit Agreement” and “Risk Factors—Risks Related to the Preferred Shares and this Offering—The Preferred Shares represent perpetual equity interests in us, and investors should not expect us to redeem any Preferred Shares on any particular date following the completion of this offering.”

Liquidation Preference

In the event of our voluntary or involuntary liquidation, dissolution or winding up, our shareholders will be entitled to distributions in accordance with their respective positive capital account balances. The holders of Preferred Shares will be allocated items of our gross income and gain in a manner designed to cause such holders to have a positive capital balance equal to the initial liquidation preference of $25.00 per Preferred Share, which liquidation preference will be subject to increase by the per Preferred Share amount of any accumulated and unpaid distributions of Preferred Shares. If the amount of our gross income and gain available to be specially allocated to the holders of Preferred Shares is not sufficient to cause the capital account of a Preferred Share to equal the liquidation preference of the Preferred Shares, then the amount that a holder of Preferred Shares would receive upon liquidation may be less than the liquidation preference of the Preferred Shares. The rights of the holders of Preferred Shares to receive the liquidation preference will be subject to the rights of the holders of any Senior Securities and the proportional rights of holders of Parity Securities.

Holders of Preferred Shares will be entitled to written notice of any such liquidation no fewer than 30 days and no more than 60 days prior to the payment date. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Shares will have no right or claim to any of our remaining assets.

No Maturity, Sinking Fund, Mandatory Redemption, Conversion or Preemptive Rights

Each Preferred Share has no stated maturity, is not subject to any sinking fund or mandatory redemption and will remain outstanding indefinitely unless we decide, at our option, to exercise our optional redemption right. The Preferred Shares are not convertible into any other securities or property of the Issuer and no holders of Preferred Shares will have any preemptive rights to purchase or subscribe for our common shares, representing limited liability company interests, or any other security.

Limited Voting Rights

Holders of the Preferred Shares do not have any voting rights, except as specifically set forth in the Third ARLLCA and Share Designation and described below or as otherwise required by law.

Whenever distributions on the Preferred Shares are in arrears for six or more quarterly distribution periods (whether or not consecutive), the number of directors constituting our board of directors will be automatically increased by two and the holders of the Preferred Shares and the holders of all other classes or series of our preferred shares we may issue upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Preferred Shares in the election referred to below will be entitled to vote for the election of those two additional directors at a special meeting called by us at the request of the holders of record of at least 25% of the outstanding Preferred Shares or by the holders of any other class or series of preferred shares upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Preferred Shares in the election of those two directors, and at each subsequent annual meeting until all distributions accumulated on the Preferred Shares for all past distribution periods and the then current distribution period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment.

In that case, the right of holders of the Preferred Shares to elect any directors will cease and, unless there are other classes or series of our preferred shares upon which like voting rights have been conferred and are exercisable, the term of office of any directors elected by holders of the Preferred Shares will immediately terminate and the number of directors constituting the board of directors shall be reduced accordingly. In no event shall the holders of Preferred Shares be entitled pursuant to these voting rights to elect a director that would cause us to fail to satisfy a requirement relating to director independence of any national securities exchange or quotation system on which any class or series of our securities is listed or quoted. For the avoidance of doubt, in no event shall the total number of directors elected by holders of the Preferred Shares (voting separately as a class with all other classes or series of preferred shares that we have issued or may issue and upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Preferred Shares in the election of such directors) pursuant to these voting rights exceed two.

If at any time when the voting rights conferred upon the Preferred Shares (as described above) are exercisable, any vacancy in the office of a director elected pursuant to the procedures described above shall occur, then such vacancy may be filled only by the remaining such director or by the vote of the holders of record of the outstanding Preferred Shares and any other classes or series of preferred shares upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Preferred Shares in the election of directors (as described above). Any director elected or appointed pursuant to the procedures described above may be removed only by the affirmative vote of holders of the outstanding Preferred Shares and any other classes or series of preferred shares upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Preferred Shares in the election of directors pursuant to the procedures described above, such removal to be effected by the affirmative vote of a majority of the votes entitled to be cast by the holders of the outstanding Preferred Shares and any such other classes or series of preferred shares, and may not be removed by the holders of our common shares.

If a special meeting is not called by us within 30 days after request from the holders of Preferred Shares as described above, then the holders of record of at least 25% of the outstanding Preferred Shares may designate a holder to call the meeting at our expense.

On each matter on which holders of Preferred Shares are entitled to vote, each Preferred Share will be entitled to one vote, except that when shares of any other class or series of our preferred shares have the right to vote with the Preferred Shares as a single class on any matter, the Preferred Shares and the shares of each such other class or series will have one vote for share held.

So long as any Preferred Shares remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the outstanding Preferred Shares, voting as a single class, outstanding at the time, given in person or by proxy, either in writing or at a meeting, amend, alter or repeal the provisions of our Third ARLLCA or the Share Designation for the Preferred Shares so as to materially and adversely affect any preferences, rights, privilege or voting power of the Preferred Shares provided, however, that our issuance of additional equity securities (including, for the avoidance of doubt, Preferred Shares and Parity Securities) (and any amendments to the Third ARLLCA or Share Designation for the Preferred Shares in connection therewith) shall not be deemed to materially and adversely affect any preferences, rights, privilege or voting power of the Preferred Shares, and no amendment of the Third ARLLCA or Share Designation for the Preferred Shares in connection with a merger or other transaction in which the Preferred Shares remain outstanding with the terms thereof materially unchanged in any respect adverse to the holders of the Preferred Shares (as determined by the board of directors) shall be deemed to materially and adversely affect any preferences, rights, powers, and duties of the Preferred Shares. For the avoidance of doubt, the board of directors may increase the authorized amount of Preferred Shares, or create additional Parity Securities, without the vote or consent of the holders of the Preferred Shares.

In addition, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the outstanding Preferred Shares, voting as a class together with holders of Parity Securities upon which like voting rights have been conferred and are exercisable, given in person or by proxy, either in writing or at a meeting, (x) create or issue any Preferred Shares or Parity Securities if the cumulative distributions payable on the outstanding Preferred Shares (or any Parity Securities, if the holders of such Parity Securities vote as a class together with the holders of the Preferred Shares) are in arrears or (y) create or issue any Senior Securities.

Pursuant to the rules of NYSE American, if proposed amendments to the Third ARLLCA or Share Designation for the Preferred Shares would materially and adversely affect the preferences, rights, privilege or voting powers of the Preferred Shares disproportionately relative to any other class or series of parity preferred shares, the affirmative vote of the holders of at least two-thirds of the outstanding Preferred Shares, voting as a separate class, is also required.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Preferred Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust or with the transfer agent to effect such redemption.

Except as expressly stated in the Third ARLLCA for the Preferred Shares or as may be required by applicable law, the Preferred Shares will not have any relative, participating, optional or other special voting rights or powers and the consent of the holders thereof shall not be required for the taking of any corporate action.

In addition, pursuant to the terms of the Fortress Credit Agreement, we can only amend, modify, waive or otherwise change, consent or agree to any amendment, modification, waiver or other change to the terms of the Preferred Shares with the prior written consent of the administrative agent and majority lenders under the Fortress Credit Agreement.

Ranking

The Preferred Shares will rank, with respect to rights to the payment of distributions and the distribution of assets upon our liquidation, dissolution or winding-up:

(1) senior to all classes or series of equity securities issued by us other than equity securities referred to in clauses (2) and (3) (“Junior Securities”);

(2) on a parity with all equity securities issued by us with terms specifically providing that those equity securities rank on a parity with the Preferred Shares with respect to rights to the payment of distributions and the distribution of assets upon our liquidation, dissolution or winding up (“Parity Securities”);

(3) junior to all equity securities issued by us with terms specifically providing that those equity securities rank senior to the Preferred Shares with respect to rights to the payment of distributions and the distribution of assets upon our liquidation, dissolution or winding up (“Senior Securities”); and

(4) junior to all of our existing and future indebtedness and to the indebtedness of our existing subsidiaries and any future subsidiaries.

As of June 30, 2025, after giving effect to the borrowing of an additional $100.0 million in aggregate under the Fortress Credit Agreement in August 2025, we would have had approximately $1,320.6 million of indebtedness outstanding. In addition, from time to time we may conduct offerings of notes pursuant to Regulation D or Regulation A, or pursuant to our registration statement on Form S-1 (File No. 333-282862) and, as of the date of this Offering Circular, we and our subsidiaries are authorized to issue up to $2.7 billion in additional notes through such offerings.

Listing

Our Preferred Shares are not currently listed or quoted on any exchange. We have applied to list the Preferred Shares on the NYSE American under the symbol “PHXE.P.” Although we believe that we currently meet the standards for admission to the NYSE American, we cannot guarantee that the NYSE American will approve our listing application. If the Preferred Shares are not approved for listing on NYSE American, we will not complete this offering. No assurance can be given that our application to list on the NYSE American will be approved or that an active trading market for our Preferred Shares will develop.

Transfer Agent

If we complete this offering, the paying agent, transfer agent and registrar for the Preferred Shares will be Equity Stock Transfer, LLC, 237 W 37th Street, suite 602, New York, New York 10018, (212)-575-5757.

Book-Entry Procedures

The Preferred Shares will be issued in the form of one or more global securities issued to DTC (and its successors or assigns) or any other securities depositary selected by us (the “Securities Depositary”) and registered in the name of its nominee (initially, Cede & Co.), for credit to an account of a direct or indirect participant in the Securities Depositary. No holder of the Preferred Shares offered hereby will be entitled to receive a certificate evidencing such Preferred Shares unless otherwise required by law or the Securities Depositary gives notice of its intention to resign or is no longer eligible to act as such and we have not selected a substitute Securities Depositary within 60 calendar days thereafter.

Payments and communications made by us to holders of the Preferred Shares will be duly made by making payments to, and communicating with, the Securities Depositary. Accordingly, unless certificates are available to holders of the Preferred Shares, each purchaser of Preferred Shares must rely on (i) the procedures of the Securities Depositary and its participants (including, if applicable, Euroclear and Clearstream) to receive distributions, any redemption price, liquidation preference and notices, and to direct the exercise of any voting rights, with respect to such Preferred Shares and (ii) the records of the Securities Depositary and its participants (including, if applicable, Euroclear and Clearstream) to evidence its ownership of such Preferred Shares.

So long as the Securities Depositary (or its nominee) is the sole holder of the Preferred Shares, no beneficial holder of the Preferred Shares will be deemed to be a holder of Preferred Shares. DTC, the initial Securities Depositary, is a New York-chartered limited purpose trust company that performs services for its participants, some of whom (and/or their representatives) own DTC. The Securities Depositary maintains lists of its participants and will maintain the positions (i.e., ownership interests) held by its participants in the Preferred Shares, whether as a holder of the Preferred Shares for its own account or as a nominee for another holder of the Preferred Shares.

Third Amended and Restated Limited Liability Company Agreement

Purpose

Under our Third ARLLCA, we are permitted to conduct or engage in, directly or indirectly through subsidiaries, any business, purpose or activity that lawfully may be conducted by a limited liability company formed pursuant to the DLLCA, and to conduct any and all activities related or incidental to the foregoing purposes.

We will continue in full force and effect until dissolved in accordance with the Third ARLLCA and the DLLCA.

Power of Attorney

Each shareholder, and each person who acquires a share from a shareholder, by accepting the share, automatically grants to each of our chief executive officer, chief financial officer, secretary, any director and, if appointed, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants the authority to amend, and to make consents and waivers under, our Third ARLLCA.

Board of Directors

Pursuant to our Third ARLLCA, our business and affairs are managed under the direction of our board of directors, and each director shall constitute a “manager” within the meaning of, and for all purposes of, the DLLCA. The board of directors has the power to appoint our officers and delegate various authorities to such officers. No shareholder, by virtue of its status as such, shall have any power or authority to conduct or manage our business and affairs.

Our board of directors will consist of no fewer than one director and no more than seven directors, and the exact number of our directors will be fixed from time to time by our board of directors. Each director elected to our board of directors will serve for a one-year term or until his or her earlier death, resignation, disqualification or removal. Any vacancy on our board of directors may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum is present, or by a sole remaining director.

The Third ARLLCA provides that any directors may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of the then outstanding common shares, taken either at a shareholders meeting called for such purpose or by written or electronic consent.

Pursuant to the Share Designation, if we do not pay distributions on the Preferred Shares for six or more quarterly distribution periods (whether or not consecutive), the maximum number of directors will be automatically increased by two additional directors to serve on our board of directors until we pay, or declare and set aside funds for the payment of, all distributions that we owe on the Preferred Shares, subject to certain limitations described in the section entitled “Description of Capital and Preferred Shares—Series A Preferred Shares—Limited Voting Rights.”

Distributions

Pursuant to our Third ARLLCA, subject to the applicable provisions of the DLLCA and the terms of any applicable Share Designation, distributions may be paid to the holders of our common shares out of our assets legally available therefor only when, as and if determined by our board of directors. Prior to making any such distributions to the holders of our common shares, the holders of our Preferred Shares are entitled to receive, when, as, and if authorized by our board of directors and declared by us, cumulative quarterly cash distributions. Please see “Distribution Policy” and “—Series A Preferred Shares—Distributions” above.

Under the DLLCA, a limited liability company may not make a distribution to its shareholders if, after giving effect to the distribution, the liabilities of the limited liability company (other than liabilities to shareholders on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to specified property of the limited liability company) would exceed the fair value of its assets (except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the limited liability company only to the extent that the fair value of that property exceeds that liability).

Except as may be set forth in any Share Designation with respect to any preferred shares, any distributions declared by the board of directors will be paid to the holders of common shares on a pro rata basis. Any additional classes or series of shares created pursuant to a Share Designation may rank senior, equal or junior to the common shares with respect to distributions. The Third ARLLCA authorizes us to withhold from payments or other distributions to the shareholders, and to pay over to any U.S. federal, state or local government or any foreign government, any amounts required to be so withheld pursuant to the Code or any other applicable tax law.

Share Repurchases and Redemptions

The Third ARLLCA authorizes us to (i) issue shares that may or are required to be redeemed at the option of the shareholder or at our option and (ii) purchase any class or series of shares from any shareholders, in each case, on such terms and in such manner as our board of directors determines.

If our board of directors determines that any shareholder’s ownership of shares will result in any non-de minimis adverse tax, regulatory or legal consequences to us, any of our subsidiaries or any other direct or indirect holder of shares (an “Adverse Consequence”), we will have the option, but not the obligation, to (i) redeem, (ii) repurchase, or (iii) assign to a third party the right to purchase the minimum number of shares held by such shareholder as is necessary to eliminate such Adverse Consequence. If the applicable shares (i) are not traded on a national securities exchange, they will be sold for fair market value as determined by the board of directors or (ii) are traded on a national securities exchange, they will be sold for fair market value based on the last sales price per share as of the close of trading of such national securities exchange or, if there is no such last sales price, the average of the bid and ask price per such share, in each case, for the eight (8) trading days prior to such date.

Share Distributions, Splits, Subdivisions and Combinations; Preemptive Rights; Appraisal Rights

The Third ARLLCA authorizes the board of directors to declare and pay to the shareholders distributions in the form of additional shares, or effect a split, subdivision or combination of shares of any class or series at any time, subject to the applicable provisions of the DLLCA and any Share Designation.

The DLLCA does not provide any statutory preemptive rights. Except as may be set forth in any Share Designation, the holders of our common shares do not have preemptive rights to acquire additional securities.

The DLLCA does not provide appraisal rights to members of a limited liability company unless such rights are explicitly included in its limited liability company agreement. The Third ARLLCA does not provide for any appraisal rights except to the limited extent provided with respect to the required redemption or repurchase of shares in connection with an Adverse Consequence.

Restrictions on Transfer

The Third ARLLCA authorizes the board of directors to decline, approve or authorize the registration of any transfer of shares in certain circumstances, including if such transfer would result in an Adverse Consequence, including if such transfer would violate applicable law, including U.S. federal or state securities laws or rules and regulations of the SEC or cause us to be treated as an association taxable as corporation or otherwise to be treated as other than a partnership for U.S. federal income tax purposes.

Information Rights

The Third ARLLCA provides that the shareholders’ rights to information are limited to such information as shall be filed by us with the SEC or included in any annual report or other communications from time to time, and such tax information (if any) we may be required to send to shareholders, and no shareholder shall have the right to obtain or access any other information, including any books and records.

No Liability for Further Calls or Assessments

All shares issued pursuant to and in accordance with the Third ARLLCA will be fully paid and non-assessable limited liability company interests, except as such non-assessability may be affected by Sections 18-607 and 18-804 of the DLLCA.

Shareholder Approvals

The Third ARLLCA sets forth matters that the holders of our common shares and any other voting securities are entitled to vote on. Other than as expressly set forth in the Third ARLLCA, shareholders have no approval rights with respect to any matter relating to us, including any matter with respect to which members of limited liability companies have default approval rights under the DLLCA. Shareholders may act with respect to, or are otherwise required to approve, among others: (i) the removal of any director from our board of directors, at any time, with or without cause; (ii) compensation to any liquidator that is appointed for services related to a dissolution; (iii) certain amendments to the provisions of the Third ARLLCA; (iv) entering into merger, consolidation, conversion or division, subject to limited exceptions; (v) selling, exchanging or otherwise disposing of all or substantially all of our assets, subject to limited exceptions; (vi) amend, alter or repeal the provisions of the Third ARLLCA so as to materially and adversely affect any preferences, rights, powers and duties of the common shares; and (vii) issue or create any additional shares or securities (including any additional preferred shares pursuant to a Share Designation), including pursuant to any long term incentive plan.

All matters submitted to shareholders for approval may be approved in a meeting or by written or electronic consent. Pursuant to the Third ARLLCA, shareholder approval means approval of any matter by holders of common shares (and any other voting shares), voting together as a single class (unless otherwise provided for in the Third ARLLCA, including in any Share Designation), either (A) at a meeting of shareholders at which a quorum is present, upon the affirmative vote of holders of a majority of the voting power represented by the common shares (and any other voting shares) present at such meeting or (B) by action by consent of the shareholders upon consent of holders of a majority of the voting power represented by all outstanding common shares (and any other voting shares). In the event of a tie vote, the chairman of the board of directors shall be entitled to cast the deciding vote.

A number of amendments to the provisions of the Third ARLLCA do not require shareholder approval, including amendments to: (i) change our name, registered agent or registered office; (ii) admit, substitute, withdraw or remove shareholders in accordance with the Third ARLLCA; (iii) implement a change that the board of directors determines to be necessary or appropriate to qualify or continue our existence or qualification as a limited liability company under the DLLCA; (iv) a change that the board of directors determines to be necessary or appropriate to address changes in U.S. federal income tax regulations, legislation or interpretation; (v) restrict on the transfer of shares in accordance with the Third ARLLCA; (vi) implement a change that the board of directors determines to be necessary or appropriate for the proper administration of the company as a partnership for U.S. federal income tax purposes, to preserve or achieve uniformity of a class of shares for U.S. federal income tax purposes or to facilitate the preparation and delivery to shareholders of the tax information in accordance with the Third ARLLCA; (vii) implement a change that the board of directors determines to be necessary or appropriate following any change in the classification of the company for U.S. federal income tax purposes under Treasury Regulation Section 301.7701-1, et seq. or Section 7704 of the Code; or (viii) implement a change that the board of directors determines (a) does not materially and adversely affect the shareholders (or the holders of any particular class or series of shares), (b) to be necessary to address changes in any applicable laws, (c) to be necessary or appropriate to facilitate the trading of the shares or comply with any rule, regulation, guideline or requirement of any national securities exchange on which shares are or will be listed for trading, or (d) is required to effect the intent expressed in the Third ARLLCA.

Dissolution

Pursuant to the Third ARLLCA, we may be dissolved only upon the approval of our board of directors or if we cease to have any shareholders. Each shareholder will be deemed to have waived any and all right to seek judicial dissolution pursuant to Section 18-802 of the DLLCA or otherwise.

Limitation of Liability and Indemnification Matters

The Third ARLLCA provides that, notwithstanding any duties, including any fiduciary duties, otherwise existing at law or in equity, no Indemnitee (as defined below) will have any duties, including any fiduciary duties, to us, any shareholder or any other person, arising out of or, relating to, or in connection with us, the conduct of our business and affairs, or any action or omission taken or omitted to be taken, or consent or approval given or withheld, in each case in such persons capacity as an Indemnitee, whether pursuant to the Third ARLLCA or otherwise, other than those duties (if any) expressly set forth in the Third ARLLCA or any Share Designation and subject to the implied contractual covenant of good faith and fair dealing, to the extent applicable.

The Third ARLLCA provides that whenever the board of directors or an Indemnitee takes any action (or omits to take any action), or is permitted or required to make any decision or determination with respect to us or our business and affairs, whether pursuant to the terms of the Third ARLLCA or otherwise, then, to the fullest extent permitted by law, the board of directors and each Indemnitee will be entitled to take such action (or omit to take such action), or to make such decision or determination, in its sole and absolute discretion, and will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us, any of the shareholders or any other person, and will not be subject to any other or different standards that may otherwise apply under applicable law or in equity.

The Third ARLLCA provides that, Indemnitees will not be liable to us, the shareholders or any other persons for monetary damages for any breach of duties, except in the case of fraud, as determined by a final, non-appealable determination.

Indemnitees will be entitled to indemnification by us to the fullest extent permitted by the DLLCA, against any and all losses, claims, damages, liabilities, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts incurred in connection with, or arising out of, any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative (including, without limitation, an action by or in the right of us), and whether formal or informal and including appeals, in which such Indemnitee is, was or may be involved, or is threatened to be involved, as a party, a witness or otherwise, by reason of such person’s status as an Indemnitee, whether arising from any act or omission, any consent or approval given or withheld, or otherwise relating to us or our business and affairs, except in the case of fraud, as determined by a final, non-appealable determination.

We will not be required to indemnify an Indemnitee in connection with any claim, demand, action, suit or proceeding commenced by such Indemnitee (unless the commencement of such claim, demand, action, suit or proceeding by such person was authorized by the board of directors) or by us against such person upon the prior approval of the board of directors. Indemnitees will also be entitled to indemnification in connection with any claim, demand, action, suit or proceeding referred to in this paragraph if they are successful on the merits with respect to such claim, demand, action, suit or proceeding pursuant to a final, non-appealable determination.

Indemnitees will be entitled, under the Third ARLLCA, to advancement of expenses (including attorneys’ fees) prior to the resolution of any claim, demand, action, suit or proceeding; provided that any such Indemnitee must repay such amounts if it ultimately shall be determined that the Indemnitee is not entitled to be indemnified pursuant to the Third ARLLCA.

An Indemnitee will not be denied indemnification because they had an interest in the transaction with respect to which the indemnification applies, so long as the transaction is not otherwise prohibited under the Third ARLLCA.

We purchase and maintain insurance on behalf of Indemnitees in respect of potential claims, demands, actions, suits or proceedings.

“Indemnitee” means each current and former director on our board of directors, officers or other persons that may be designated by the board of directors from time to time as an “Indemnitee” for purposes of the Third ARLLCA, the partnership representative, and any person that the board of directors designates as an “Indemnitee” for purposes of the Third ARLLCA because such person’s status, service or relationship exposes such person to potential claims, demands, suits or proceedings relating to our business and affairs.

Governing Law; Choice of Forum

The Third ARLLCA is governed by and construed in accordance with the laws of Delaware without regard to principles of conflict of laws.

The Third ARLLCA requires any dispute, controversy or claim arising out of or relating to the Third ARLLCA, or any breach, termination or the validity of the Third ARLLCA, our internal affairs, the ownership, transfer or rights or obligations of or with respect to any shares, or any action or inaction arising out of the foregoing, as well as any question of the arbitrator’s jurisdiction or the existence, scope or validity of the Third ARLLCA’s arbitration mechanism, to be submitted, upon notice delivered by any party to such claim, to confidential, final and binding arbitration before Judicial Arbitration and Mediation Services, Inc. (“JAMS”), in accordance with the Comprehensive Arbitration Rules and Procedures (the “JAMS Procedures”) in effect at the time, except to the extent such procedures are modified in the Third ARLLCA; provided, however, that the foregoing arbitration requirements do not apply with respect to any suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, the Third ARLLCA provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

The seat of arbitration shall be Irvine, California and the arbitration shall be conducted in the English language. The parties to the arbitration will select, within 20 days of delivery by any party of a copy of the demand for arbitration, a single individual to serve as a neutral, mutually agreed upon arbitrator. If the parties are unable to agree upon a single individual to serve as arbitrator, then the arbitrator will be selected by JAMS in accordance with the JAMS Procedures. Under such arbitration, each of the parties to the dispute will simultaneously submit a proposed resolution of such dispute, after the conclusion of all testimony, to the arbitrator, who must make a determination by selecting, without modification, one of the resolutions submitted by the parties. In addition to monetary damages, the arbitrator shall be empowered to award equitable relief.

The non-prevailing party (as determined in accordance with the arbitrator’s decision) will be responsible for paying the attorneys’ fees and disbursements of the other party or parties to such arbitration as well as all costs of the arbitration and fees of the arbitrator.

The decision of the arbitrator will be final and binding, shall not be subject to appeal, and shall be the sole and exclusive remedy between the parties regarding any disputes presented to the arbitrator. The prevailing party will be entitled to seek enforcement of the arbitrator’s decision in any court of competent jurisdiction.

All arbitration proceedings under the Third ARLLCA will be confidential, and the parties and their agents agree not to disclose to any third party (i) the existence or status of the arbitration, (ii) all information made known and documents produced in the arbitration not otherwise in the public domain, and (iii) all awards arising from the arbitration, except and to the extent that disclosure is required by applicable law or is required to protect or pursue a legal right.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF PREFERRED SHARES

The tax consequences to you of an investment in our Preferred Shares will depend in part on your own tax circumstances. This section should be read in conjunction with the risk factors included in our annual reports, semi-annual and other reports and information statements that we will file periodically with the SEC, deemed to be incorporated by reference, and under the caption “Risk Factors — Risks Related to Certain Tax Matters” in this Offering Circular. The following discussion is limited as described herein. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences particular to your circumstances.

This section is a summary of the material U.S. federal income tax consequences that may be relevant to prospective holders of Preferred Shares who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Code, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Pheonix Energy One, LLC and our subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or prospective holders of Preferred Shares and does not describe the application of the alternative minimum tax that may be applicable to certain prospective holders of Preferred Shares. Moreover, the discussion focuses on prospective holders of Preferred Shares who are individual citizens or residents of the United States and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other shareholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and foreign persons eligible for the benefits of an applicable income tax treaty with the United States), individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their Preferred Shares as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, persons subject to special tax accounting rules as a result of any item of gross income with respect to our shares being taken into account in an applicable financial statement and persons deemed to sell their Preferred Shares under the constructive sale provisions of the Code. In addition, the discussion only comments, to a limited extent, on state, local and foreign tax consequences. Accordingly, we encourage each prospective holder of Preferred Shares to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of Preferred Shares and potential changes in applicable laws.

No ruling has been requested from the IRS regarding our characterization as a partnership for tax purposes. Instead, we will rely on opinions of Latham & Watkins LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our Preferred Shares, including the prices at which such shares trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution and thus will be borne indirectly by our shareholders (including holders of our Preferred Shares). Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of U.S. federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP and are based on the accuracy of the representations made by us.

Notwithstanding the above, and for the reasons described below, Latham & Watkins LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a holder Preferred Shares whose Preferred Shares are loaned to a short seller to cover a short sale of Preferred Shares (see “—Tax Consequences of Preferred Share Ownership—Treatment of Short Sales”); (ii) whether holders of Preferred Shares will be treated as partners that receive guaranteed payments for the use of capital on their Preferred Shares (see “—Limited Partner Status”); and (iii) whether distributions with respect to the Preferred Shares will be treated as unrelated business taxable income (see “—Tax-Exempt Organizations and Other Investors”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, or processing, refining, transportation and marketing of certain minerals and natural resources, including crude oil, natural gas and other products of a type that are produced in a petroleum refinery or natural gas processing plant, certain related hedging activities, certain activities that are intrinsic to other qualifying activities, and our allocable share of our subsidiaries’ income from these sources. Other types of qualifying income include interest (other than from a financial business), dividends, real property rents, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 3% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

The IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Code, its regulations, published revenue rulings and court decisions and the representations described below that:

•	We will be classified as a partnership for federal income tax purposes; and

•	Each of our subsidiaries will, except as otherwise identified to Latham & Watkins LLP, be disregarded as an entity separate from us or will be treated as a partnership for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by us. The representations made by us upon which Latham & Watkins LLP has relied include:

•

Neither we nor any of our partnership or limited liability company subsidiaries, other than those identified as such to Latham & Watkins LLP, have elected or will elect to be treated as a corporation for U.S. federal income tax purposes;

•

For each taxable year, more than 90% of our gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code; and

•

Each commodity hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas or products thereof that are held or to be held by us in activities that Latham & Watkins LLP has opined or will opine result in qualifying income.

We believe that these representations have been true in the past, are true as of the date hereof and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our shareholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the shareholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to shareholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our shareholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a shareholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the shareholder’s tax basis in his Preferred Shares, or taxable capital gain, after the shareholder’s tax basis in his Preferred Shares is reduced to zero.

Accordingly, taxation as a corporation would result in a material reduction in a shareholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the Preferred Shares.

The discussion below is based on Latham & Watkins LLP’s opinion that we will be classified as a partnership for U.S. federal income tax purposes.

Limited Partner Status

The tax treatment of our Preferred Shares is uncertain. As such, Latham & Watkins LLP is unable to opine as to the tax treatment of the Preferred Shares. Although the IRS may disagree with this treatment, we will treat holders of Preferred Shares as partners entitled to a guaranteed payment for the use of capital on their Preferred Shares. If the Preferred Shares are not partnership interests, they would likely constitute indebtedness for U.S. federal income tax purposes and distributions on the Preferred Shares would constitute ordinary interest income to holders of Preferred Shares. The remainder of this discussion assumes that our Preferred Shares are partnership interests for U.S. federal income tax purposes.

A beneficial owner of Preferred Shares whose Preferred Shares have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those Preferred Shares for U.S. federal income tax purposes. Please read “—Tax Consequences of Preferred Share Ownership—Treatment of Short Sales.”

Tax Consequences of Preferred Share Ownership

Treatment of Distributions on Preferred Shares

We will treat distributions on the Preferred Shares as guaranteed payments for the use of capital that will generally be taxable to the holders of Preferred Shares as ordinary income and will be deductible by us. Although a holder of Preferred Shares will recognize taxable income from the accrual of such a guaranteed payment (even in the absence of a contemporaneous cash distribution), we anticipate accruing and making the guaranteed payment distributions quarterly. Except in the case of our liquidation, the holders of Preferred Shares are generally not anticipated to share in our items of income, gain, loss or deduction, nor will we allocate any share of our nonrecourse liabilities to such holders. See “Description of Preferred Shares—Liquidation Rights.”

If the distributions to the Preferred Shares are not respected as guaranteed payments for the use of capital, but the Preferred Shares are treated as partnership interests, holders of Preferred Shares may be treated as receiving an allocable share of our gross income equal to their cash distributions, to the extent we have sufficient gross income to make such allocations of gross income. In the event there is not sufficient gross income to match such distributions, the distributions to the Preferred Shares would reduce the capital accounts of the Preferred Shares, requiring a subsequent allocation of income or gain to provide the Preferred Shares with their liquidation preference, if possible.

Basis of Preferred Shares

The tax basis of a holder of Preferred Shares in his Preferred Shares initially will be the amount paid for such Preferred Shares. If the distributions on the Preferred Shares are respected as guaranteed payments for the use of capital, the tax basis of such a holder in his Preferred Shares will, generally, not be affected by distributions made with respect to such Preferred Shares. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Limitations on Deductibility of Losses

Holders of Preferred Shares will only be allocated loss once the capital accounts of the common shareholders have been reduced to zero. Please read “—Tax Consequences of Preferred Shares Ownership—Allocation of Income, Gain, Loss and Deduction.” Although it is not anticipated that a holder of Preferred Shares would be allocated loss, the deductibility of any such loss allocation may be limited for various reasons. In the event that you are allocated loss as a holder of Preferred Shares, please consult your tax advisor as to the application of any limitation to the deductibility of that loss.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any shareholder or any former shareholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as an advance on a guaranteed payment to the holder of Preferred Shares on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current shareholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of shares and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual shareholder in which event the shareholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

After giving effect to special allocation provisions with respect to our other classes of shares, our items of income, gain, loss and deduction generally will be allocated amongst our common shareholders in accordance with their percentage interests in us. If the capital accounts of the common shareholders have been reduced to zero, losses will be allocated to the Preferred Shares until the capital accounts of the Preferred Shares are reduced to zero. If Preferred Shares are allocated losses in any taxable period, net income or, to the extent necessary, gross income from a subsequent taxable period, if any, would be allocated to the Preferred Shares in a manner designed to provide their liquidation preferences.

Generally, holders of Preferred Shares will have a capital account and an initial tax basis equal to the price paid for such Preferred Shares. To the extent the liquidation preference of a Preferred Share exceeds the a shareholders capital account in respect of such Preferred Share at the time of our dissolution and winding up, we will allocate items of gross income and gain equal to such difference to the preferred shareholders in accordance with their percentage interest in us until the capital account in respect of each outstanding Preferred Share is equal to the liquidation preference of each outstanding Preferred Share.

Treatment of Short Sales

A shareholder whose Preferred Shares are loaned to a “short seller” to cover a short sale of Preferred Shares may be considered as having disposed of such shares. If so, he would no longer be treated for tax purposes as a partner with respect to those Preferred Shares during the period of the loan and may recognize gain or loss from the disposition.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Latham & Watkins LLP has not rendered an opinion regarding the tax treatment of a shareholder whose Preferred Shares are loaned to a short seller to cover a short sale of Preferred Shares; therefore, holders of Preferred Shares desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their Preferred Shares. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Preferred Shares—Recognition of Gain or Loss.”

Tax Rates

Currently, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 37.0% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20%. Such rates are subject to change by new legislation at any time.

In addition, a 3.8% Medicare tax (NIIT) is imposed on certain net investment income earned by individuals, estates and trusts. For these purposes, net investment income generally includes guaranteed payments, a shareholder’s allocable share of our income, if any, and gain realized by a shareholder from a sale of shares. In the case of an individual, the tax will be imposed on the lesser of (i) the shareholder’s net investment income or (ii) the amount by which the shareholder’s modified adjusted gross income exceeds $250,000 (if the shareholder is married and filing jointly or a surviving spouse), $125,000 (if the shareholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins for such taxable year. The U.S. Department of the Treasury and the IRS have issued Treasury Regulations that provide guidance regarding the NIIT. Prospective shareholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in our Preferred Shares.

For taxable years on or before December 31, 2025, a non-corporate shareholder may be entitled to a deduction equal to 20% of its “qualified business income” attributable to its interest in a partnership, subject to certain limitations. As described above, we will treat distributions on the Preferred Shares as guaranteed payments for the use of capital, and under the applicable Treasury Regulations, a guaranteed payment for the use of capital will not be taken into account for purposes of computing qualified business income. As a result, distributions received by the holders of our Preferred Shares will not be eligible for the 20% deduction for qualified business income. Prospective holders of Preferred Shares should consult their tax advisors regarding the availability of the deduction for qualified business income.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each holder of Preferred Shares will be required to include in its tax return its income from our guaranteed payments for each taxable year ending within or with its taxable year. In addition, a holder of Preferred Shares who has a taxable year ending on a date other than December 31 and who disposes of all of his Preferred Shares following the close of our taxable year but before the close of his taxable year will be required to include in income for his taxable year his income from more than one year of guaranteed payments.

Disposition of Preferred Shares

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of Preferred Shares equal to the difference between the amount realized and the tax basis of the holder of Preferred Shares for the Preferred Shares sold. Such holder’s amount realized will be measured by the sum of the cash and the fair market value of other property received by him.

Generally, gain or loss recognized by a holder of Preferred Shares, other than a “dealer” in Preferred Shares, on the sale or exchange of a Preferred Share will be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of Preferred Shares held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Both ordinary income and capital gain recognized on a sale of Preferred Shares may be subject to the NIIT in certain circumstances. See “—Tax Consequences of Preferred Share Ownership—Tax Rates.”

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Code allow a selling shareholder who can identify partnership interests transferred with an ascertainable holding period to elect to use the actual holding period of the partnership interests transferred. Thus, according to the ruling discussed above, a holder of Preferred Shares will be unable to select high or low basis Preferred Shares to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific Preferred Shares sold for purposes of determining the holding period of shares transferred. A shareholder electing to use the actual holding period of Preferred Shares transferred must consistently use that identification method for all subsequent sales or exchanges of Preferred Shares. A holder of Preferred Shares considering the purchase of additional partnership interests or a sale of partnership interests purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Recognition of Gain or Loss on Redemption

The receipt by a holder of amounts in redemption of his Preferred Shares generally will result in the recognition of taxable gain to the holder for U.S. federal income tax purposes only if and to the extent the amount of redemption proceeds received exceeds his tax basis in all the shares held by him immediately before the redemption. Any such redemption of Preferred Shares would result in the recognition of taxable loss to the holder for U.S. federal income tax purposes only if the holder does not hold any other shares immediately after the redemption and the holder’s tax basis in the redeemed Preferred Shares exceeds the amounts received by the holder in redemption thereof. Any taxable gain or loss recognized under the foregoing rules would be treated in the same manner as taxable gain or loss recognized on a sale of Preferred Shares as described above in “Disposition of Preferred Shares—Recognition of Gain or Loss on Sale.”

Allocations Between Transferors and Transferees

Holders of Preferred Shares owning Preferred Shares as of the applicable record date with respect to a dividend payment date will be entitled to receive the cash dividend with respect to their Preferred Shares on such dividend payment date. Purchasers of Preferred Shares after such applicable record date will therefore not become entitled to receive a cash dividend on their Preferred Shares until the next applicable record date.

Notification Requirements

A shareholder who sells any of his Preferred Shares is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of shares who purchases shares from another shareholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Tax-Exempt Organizations and Other Investors

Ownership of shares by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a foreign person, you should consult your tax advisor before investing in our Preferred Shares.

Employee benefit plans and most other organizations exempt from U.S. federal income tax, including IRAs and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income (“UBTI”). We will treat distributions on the Preferred Shares as guaranteed payments for the use of capital. The treatment of guaranteed payments for the use of capital to tax-exempt investors is not certain. Such payments may be treated as UBTI for U.S. federal income tax purposes, and Latham & Watkins LLP is unable to opine with respect to whether such payments constitute UBTI for U.S. federal income tax purposes. If you are a tax-exempt entity, you should consult your tax advisor with respect to the consequences of owning our Preferred Shares.

Non-resident aliens and foreign corporations, trusts or estates that own shares may be considered to be engaged in business in the United States because of the ownership of Preferred Shares. As a consequence, they will be required to file federal tax returns to report their income from guaranteed payments and pay U.S. federal income tax on such income in a manner similar to a taxable U.S. holder. Moreover, under rules applicable to publicly traded partnerships, distributions to foreign shareholders are subject to withholding at the highest applicable effective tax rate. Each foreign holder of Preferred Shares must obtain a taxpayer identification number from the IRS and submit that number to our Registrar and Transfer Agent on a Form W-8BEN, W-8BEN-E or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns Preferred Shares will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate shareholder is a “qualified resident.” In addition, this type of holder is subject to special information reporting requirements under Section 6038C of the Code.

A foreign shareholder who sells or otherwise disposes of a Preferred Share will be subject to U.S. federal income tax on gain realized from the sale or disposition of that share to the extent the gain is effectively connected with a U.S. trade or business of the foreign shareholder. Gain on the sale or disposition of a Preferred Share will be treated as effectively connected with a U.S. trade or business to the extent that a foreign shareholder would recognize gain effectively connected with a U.S. trade or business upon the hypothetical sale of our assets at fair market value on the date of the sale or exchange of that Preferred Share. Such gain shall be reduced by certain amounts treated as effectively connected with a U.S. trade or business attributable to certain real property interests, as set forth in the following paragraph.

Under the Foreign Investment in Real Property Tax Act, a foreign holder of Preferred Shares (other than certain “qualified foreign pension funds” (or an entity all of the interests of which are held by such a qualified foreign pension fund), which generally are entities or arrangements that are established and regulated by foreign law to provide retirement or other pension benefits to employees, do not have a single participant or beneficiary that is entitled to more than 5% of the assets or income of the entity or arrangement and are subject to certain preferential tax treatment under the laws of the applicable foreign country), generally will be subject to U.S. federal income tax upon the sale or disposition of a Preferred Share if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our Preferred Shares at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such shareholder held Preferred Shares or the five-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign holders of Preferred Shares may be subject to U.S. federal income tax on gain from the sale or disposition of their shares.

Upon the sale, exchange or other disposition of a Preferred Share by a foreign shareholder, the transferee is generally required to withhold 10% of the amount realized on such sale, exchange or other disposition if any portion of the gain on such sale, exchange or other disposition would be treated as effectively connected with a U.S. trade or business. The U.S. Department of the Treasury and the IRS have issued final regulations providing guidance on the application of these rules for transfers of certain publicly traded partnership interests, including transfers of the Preferred Shares. Under these regulations, the “amount realized” on a transfer of a Preferred Share will generally be the amount of gross proceeds paid to the broker effecting the applicable transfer on behalf of the transferor, and such broker will generally be responsible for the relevant withholding obligations. Distributions made to a holder of a Preferred Share may also be subject to withholding under these rules to the extent a portion of a distribution is attributable to an amount in excess of our cumulative net income that has not previously been distributed. Prospective foreign holders of Preferred Shares should consult their tax advisors regarding the impact of these rules on an investment in Preferred Shares.

Additional withholding requirements may also affect certain foreign shareholders. Please read “—Administrative Matters—Additional Withholding Requirements.”

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each shareholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each shareholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Latham & Watkins LLP can assure prospective holders of Preferred Shares that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the Preferred Shares.

The IRS may audit our U.S. federal income tax information returns. Adjustments resulting from an IRS audit may require each shareholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a shareholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners.

Pursuant to the Bipartisan Budget Act of 2015, if the IRS makes audit adjustments to our income tax returns, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from us. Similarly, for such taxable years, if the IRS makes audit adjustments to income tax returns filed by an entity in which we are a member or partner, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from such entity. Generally, we expect to elect to have our shareholders and former shareholders take any such audit adjustment into account in accordance with their interests in us during the tax year under audit, but there can be no assurance that such election will be effective in all circumstances. If we are unable to have shareholders and former shareholders take such audit adjustment into account in accordance with their interests in us during the tax year under audit, our current shareholders may bear some or all of the tax liability resulting from such audit adjustment, even if such shareholders did not own our shares during the tax year under audit. If, as a result of any such audit adjustment, we are required to make payments of taxes, penalties, and interest, our cash available for distribution to holders of our Preferred Shares might be substantially reduced.

Additionally, pursuant to the Bipartisan Budget Act of 2015, we are required to designate a partner, or other person, with a substantial presence in the United States as the partnership representative (“Partnership

Representative”). The Partnership Representative has the sole authority to act on our behalf for purposes of, among other things, U.S. federal income tax audits and judicial review of administrative adjustments by the IRS. As of the closing of this offering, we will designate Curtis Allen, our chief financial officer, as our Partnership Representative. Further, any actions taken by us or by the Partnership Representative on our behalf with respect to, among other things, U.S. federal income tax audits and judicial review of administrative adjustments by the IRS, will be binding on us and all of our shareholders.

Additional Withholding Requirements

Subject to the proposed Treasury Regulations discussed below, withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other foreign entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”), or gross proceeds from the sale or other disposition of any property of a type that can produce interest or dividends from sources within the United States (“Gross Proceeds”), paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these requirements may be subject to different rules.

These rules generally apply to payments of FDAP Income currently and, while these rules generally would have applied to payments of relevant Gross Proceeds made on or after January 1, 2019, proposed Treasury Regulations eliminate these withholding taxes on payments of Gross Proceeds entirely. Shareholders generally may rely on these proposed Treasury Regulations until the Final Treasury Regulations are issued. Thus, to the extent we have FDAP Income that is not treated as effectively connected with a U.S. trade or business (please read “—Tax-Exempt Organizations and Other Investors”), shareholders who are foreign financial institutions or certain other foreign entities, or persons that hold their Preferred Shares through such foreign entities, may be subject to withholding on distributions they receive from us, or their distributive share of our income, pursuant to the rules described above.

Prospective shareholders should consult their own tax advisors regarding the potential application of these withholding provisions to their investment in our Preferred Shares.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of shares held, acquired or transferred for the beneficial owner; and

•

specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on shares they acquire, hold or transfer for their own account. A penalty per failure, with a significant penalty per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the shares with the information furnished to us.

Accuracy-Related Penalties

Certain penalties may be imposed on taxpayers as a result of an underpayment of tax that is attributable to one or more specified causes, including: (i) negligence or disregard of rules or regulations, (ii) substantial understatements of income tax, (iii) substantial valuation misstatements and (iv) the disallowance of claimed tax benefits by reason of a transaction lacking economic substance or failing to meet the requirements of any similar rule of law. Except with respect to the disallowance of claimed tax benefits by reason of a transaction lacking economic substance or failing to meet the requirements of any similar rule of law, however, no penalty will be imposed for any portion of any such underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

With respect to substantial understatements of income tax, the amount of any understatement subject to penalty generally is reduced by that portion of the understatement which is attributable to a position adopted on the return (A) for which there is, or was, “substantial authority” or (B) as to which there is a reasonable basis and the relevant facts of that position are adequately disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of shareholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must adequately disclose the relevant facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for shareholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit shareholders to avoid liability for this penalty.

Recent Legislative Developments

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our Preferred Shares may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress and the President propose and consider substantive changes to the existing U.S. federal income tax laws that affect the tax treatment of publicly traded partnerships, as well as reducing or eliminating certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies. Any modification to the U.S. federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for U.S. federal income tax purposes. Please read “—Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our Preferred Shares.

State, Local, Foreign and Other Tax Considerations

In addition to U.S. federal income taxes, you will likely be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective shareholder should consider their potential impact on his investment in us. We currently own property or do business in several states, including Montana, Utah, Wyoming, Texas, North Dakota and Colorado. Some of these states impose a personal income tax on individuals; certain of these states also impose an income tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a shareholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular shareholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident shareholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to shareholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Preferred Share Ownership—Entity-Level Collections.”

It is the responsibility of each holder of Preferred Shares to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of his investment in us. Accordingly, each prospective holder of Preferred Shares is urged to consult his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each holder of Preferred Shares to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Latham & Watkins LLP has not rendered an opinion on the state tax, local tax, alternative minimum tax or foreign tax consequences of an investment in us.

ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase and, in certain instances, holding of the Preferred Shares, or any interest therein, by (i) “employee benefit plans” within the meaning of Section 3(3) of ERISA that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) plans described in Section 4975 of the Code that are subject to Section 4975 of the Code (including an individual retirement account (“IRA”)) or provisions under other U.S. or non-U.S. federal, state, local, or other applicable laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code (collectively, “Similar Laws”), and (iii) entities whose underlying assets are considered to include “plan assets” of any such plan, account, or arrangement (each of clauses (i), (ii) and (iii), a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (each, a “Covered Plan”) and prohibit certain transactions involving the assets of a Covered Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises discretionary authority or control over the administration of a Covered Plan or the management or disposition of the assets of a Covered Plan, or who renders investment advice for a fee or other compensation to a Covered Plan, is generally considered to be a fiduciary of the Covered Plan.

When considering an investment in the Preferred Shares, or any interest therein, with the assets of any Plan, a fiduciary or any other person investing the assets of such purchaser or holder (a “Plan Fiduciary”) should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, and any Similar Laws relating to a Plan Fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control, and prohibited transaction provisions of ERISA, the Code, and any applicable Similar Laws. A Plan Fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment, including, but not limited to, the matters discussed above under “Risk Factors,” in determining whether an investment in the Preferred Shares satisfies these requirements.

Each Plan Fiduciary should consider the fact that neither we nor any of our affiliates (the “Transaction Parties”) is acting, or will act, as a fiduciary to any Plan with respect to the decision to purchase and/or hold the Preferred Shares, or any interest therein. The Transaction Parties are not undertaking to provide impartial investment advice or advice based on any particular investment need, or to give advice or recommendation, including, without limitation, in a fiduciary capacity, with respect to such decision to purchase the Preferred Shares, or any interest therein. The decision to purchase or hold the Preferred Shares must be made by each prospective Plan purchaser on an arm’s length basis.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit Covered Plans from engaging in specified transactions involving plan assets (including plan assets of a Covered Plan that is not subject to ERISA but which are subject to Section 4975 of the Code, such as IRAs, or an entity deemed to hold the assets of a Covered Plan) with persons or entities who are “parties in interest,” within the meaning of Section 3(14) of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. Those sections further prohibit a fiduciary from engaging in transactions in which a conflict of interest is deemed present. A party in interest or disqualified person (including a fiduciary) who engages in a non-exempt prohibited transaction, or the fiduciaries of the Covered Plan engaged in such transaction, may be subject to excise taxes and other penalties and liabilities under ERISA and the Code and may result in the disqualification of an IRA. In addition, the fiduciary of the Covered Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and/or the Code.

The acquisition, holding and/or disposition of the Preferred Shares, or any interest in therein, by a Covered Plan with respect to which a Transaction Party is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class, or individual prohibited transaction exemption. Included among these statutory exemptions are Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, which exempt certain transactions (including, without limitation, a sale and purchase of securities) between a Covered Plan and a party in interest so long as (i) such party in interest is treated as such solely by reason of providing services to the Covered Plan, (ii) such party in interest is not a fiduciary that renders investment advice, or has or exercises discretionary authority or control, with respect to the plan assets involved in such transaction, or an affiliate of any such person, and (iii) the Covered Plan neither receives less than nor pays more than “adequate consideration” (as defined in such Sections) in connection with such transaction. In addition, the U.S. Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the acquisition and holding of the Preferred Shares. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts, and PTCE 96-23 respecting transactions determined by in-house asset managers. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of Covered Plans considering acquiring and/or holding the Preferred Shares in reliance on these or any other exemption should carefully review the exemption to assure it is applicable. There can be no, and we do not provide any, assurance that all of the conditions of any such exemptions will be satisfied. Even if the conditions specified in one or more exemptions are met, the scope of the relief provided by an exemption may not cover all aspects with respect to a particular transaction.

Government plans, foreign plans, and certain church plans, while not subject to the prohibited transaction provisions of Section 406 of ERISA or Section 4975 of the Code, may nevertheless be subject to Similar Laws. Fiduciaries of such Plans should consult with their counsel before acquiring the Preferred Shares, or any interest in the Preferred Shares.

Because of the foregoing, the Preferred Shares, or any interest in the Preferred Shares, should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation of any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing and/or holding of the Preferred Shares, or any interest therein, on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code, or any Similar Law and whether an exemption would be applicable to the purchase and holding of the Preferred Shares. Neither this discussion nor anything provided in this Offering Circular is, or is intended to be, investment advice directed at any potential Plan purchasers, or at Plan purchasers generally, and such purchasers of the Preferred Shares should consult and rely on their own counsel and advisers as to whether an investment in the Preferred Shares, or any interest therein, is suitable for the Plan.

Purchasers of the Preferred Shares have the exclusive responsibility for ensuring that their purchase and holding of the Preferred Shares complies with the fiduciary responsibility rules of ERISA and applicable Similar Laws and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. Neither this discussion nor anything provided in this offering memorandum is, or is intended to be, investment advice directed at any potential Plan purchasers, or at Plan purchasers generally, and such purchasers of the Preferred Shares should consult and rely on their own counsel and advisers as to whether an investment in the Preferred Shares is suitable for the Plan. We make no representation as to whether an investment in the Preferred

Shares is appropriate for any Plan in general or whether such investment is appropriate for any particular Plan or arrangement.

Representation

Accordingly, by its acquisition of a Preferred Share, or any interest therein, each purchaser and holder of a Preferred Share, or interest therein, and any subsequent transferee of a Preferred Share, or any interest therein, will be deemed to have represented and warranted that (a) either (i) such purchaser or subsequent transferee is not, and is not using the assets of, a Plan to acquire or hold the Preferred Shares, or any interest therein, or (ii) the purchase and holding of a Preferred Share, or any interest therein, by such purchaser or transferee does not, and will not, constitute a non-exempt prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code or a similar violation under any applicable Similar Laws and (b) none of the Transaction Parties is acting, or will act, as a fiduciary to any Plan with respect to the decision to purchase or hold the Preferred Shares or is undertaking to provide impartial investment advice or give advice in a fiduciary capacity with respect to the decision to purchase or hold the Preferred Shares.

PLAN OF DISTRIBUTION

We are offering up to 3,750,000 shares of our Preferred Shares on a “best efforts” basis at a price of $20.00 per share. The minimum subscription per investor is $1,000.00, or 50 Preferred Shares, and any additional purchases must be made in increments of at least $20.00.

We intend to market the shares in this offering through both online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting this Offering Circular. This Offering Circular will be furnished to prospective investors and is available for download on our website (www.phoenixenergy.com/ipo) on a landing page that relates to this offering.

This a continuous offering pursuant to Rule 251(d)(3)(i)(F) of Regulation A. We will commence this offering within two calendar days of the qualification of this offering statement by the SEC and will continue to offer the Preferred Shares for an indefinite period of time (which may exceed 30 days from the date of qualification) until the offering is terminated. This offering will terminate at the earliest of (i) the date at which the maximum offering amount has been sold, (ii) one year from the date upon which the SEC qualifies the offering statement of which this Offering Circular forms a part, or (iii) the date at which this offering is earlier terminated by us, in our sole discretion (such earliest date, the “Termination Date”).

We intend to complete one closing for this offering and will determine the closing date at our discretion based on our review of subscriptions received and consultation with Digital Offering. While we intend to close the offering as soon as possible following the qualification of this offering statement by the SEC, we will not close the offering until the Preferred Shares are approved for listing on NYSE American. As a result, we will not close this offering until we can establish that the offering meets the Minimum Quantitative Standards of NYSE American: (i) a price per Preferred Share of $10.00; (ii) 800 public holders of 100 Preferred Shares or more; (iii) 400,000 publicly held Preferred Shares; and (iv) an aggregate market value of publicly held Preferred Shares of $15.0 million. If we do not meet the Minimum Quantitative Standards by the Termination Date, we will terminate this offering and all funds tendered by investors with their subscriptions will be promptly returned to such investors in accordance with Rules 10b-9 and 15c2-4 under the Exchange Act. On the closing date, funds tendered by investors with their subscriptions will be made available to us and we will issue such investors their respective Preferred Shares.

Agreements with Digital Offering

We are currently party to an engagement agreement, dated May 14, 2025, with Digital Offering. Digital Offering has agreed to act as our lead managing selling agent for the offering. Digital Offering has made no commitment to purchase all or any part of the Preferred Shares being offered but has agreed to use its best efforts to sell such shares in the offering. As such, Digital Offering is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. Digital Offering is under no obligation to purchase any of the Preferred Shares or arrange for the sale of any specific number or dollar amount of shares of Preferred Shares. The term of the engagement agreement began on May 14, 2025 and will continue until the earliest to occur of: (a) the date that either party gives the other at least 10 days written notice of the termination of the engagement agreement, which termination may occur with or without cause, (b) May 31, 2026, and (c) the date that the offering is closed. The engagement agreement provides that Digital Offering may engage other Financial Industry Regulatory Authority (“FINRA”) member broker-dealers that are registered with the SEC to participate as soliciting dealers for this offering. We refer to these other broker-dealers as “soliciting dealers” or “members of the selling group.” Digital Offering will be permitted to apportion all or part of its fees and expense allowance to members of the selling group. Members of the selling group will also be entitled to receive the benefits of our engagement agreement with Digital Offering, including the indemnification rights arising under the engagement agreement upon their execution of a soliciting dealer agreement with Digital Offering that confirms that such soliciting dealer is so entitled.

As of the date hereof, we have been advised that Digital Offering has retained AOS Inc. dba MyIPO, Dalmore Group, LLC (“Dalmore Group”) and RF Lafferty to participate in this offering as soliciting dealers. We will not be responsible for paying any placement agency fees, commissions or expense reimbursements to any soliciting dealers retained by Digital Offering. None of the soliciting dealers is purchasing any of the Preferred Shares in this offering or is required to sell any specific number or dollar amount of Preferred Shares, but will instead arrange for the sale of Preferred Shares to investors on a best efforts basis, meaning that they need only use their best efforts to sell the Preferred Shares. In addition to the engagement agreement, we entered into a definitive selling agency agreement with Digital Offering (the “Selling Agency Agreement”) prior to the commencement of the offering.

Offering Expenses

We are responsible for all offering fees and expenses, including the following: (i) fees and disbursements of our legal counsel, accountants, and other professionals we engage; (ii) fees and expenses incurred in the production of offering documents, including design, printing, photograph, and written material procurement costs; (iii) all filing fees, including those charged by FINRA; (iv) all of the legal fees related to FINRA clearance; and (v) $25,000 in accountable expenses of Digital Offering, including for travel expenses associated with site visits, tech fees and other related fees. This $25,000 has already been paid to Digital Offering by us. We have agreed to reimburse Digital Offering for its reasonable and documented legal costs up to a maximum of $100,000. Notwithstanding the foregoing, the two advances received by Digital Offering and discussed above will be reimbursed to us to the extent not actually incurred in compliance with FINRA Rule 5110(g)(4)(a).

Reimbursable Expenses in the Event of Termination

In the event the offering does not close or the Selling Agency Agreement is terminated for any reason, we have agreed to reimburse Digital Offering for its legal fees in an amount not to exceed $100,000.

Other Expenses of the Offering

In addition, we have engaged EquiDeFi, Ltd (“EquiDeFi”) to create and maintain the online subscription processing platform for the offering. After the offering statement is qualified by the SEC, the offering will be conducted, in part, using EquiDeFi’s online subscription processing platform through our website at www.phoenixenergy.com/ipo, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make purchase price payments through a third-party processor by ACH debit transfer, wire transfer or credit card to an account we designate.

Digital Offering will pay EquiDeFi an advance of $6,000. Starting once the offering is open to accepting investors, Digital Offering will also pay EquiDeFi $2,500 monthly in account maintenance fees (up to a maximum of $12,000 during the duration of the offering). In addition, we will pay EquiDeFi credit card processing fees (4.0% + $0.30 per swipe) plus any charge back fees or expenses and .50% + $5.00 for each ACH transfer fee to all purchasers in lieu of charges to investors.

Selling Agents’ Commission

Pursuant to the Selling Agency Agreement, we will pay a commission of 7.75% of the gross offering proceeds, which shall be initially paid to Digital Offering and allocated by Digital Offering to members of the selling group and soliciting dealers in its sole discretion (collectively, Digital Offering and such members and dealers, the “Selling Agents”); provided that, subject to certain requirements, Dalmore Group will be entitled to receive an allocation from Digital Offering of 2.4% of the gross offering proceeds.

Certain of our non-executive personnel, including Matthew Willer, our Managing Director, Capital Markets, are registered representatives of Dalmore Group, and will be paid a sales commission of 2.0% by Dalmore Group as compensation for the sale of Preferred Shares, which will be paid out of the allocation of commission provided to Dalmore Group by Digital Offering. Such non-executive personnel are paid a base salary of $60,000 and are entitled to participate in the benefits we provide to all of our employees, including 401(k) contributions, medical-insurance options, and programs to encourage and support the employees’ development. Additionally, such non-executive personnel are eligible to receive sales commissions with respect to the sales of our Notes and Adamantium Bonds, once the commissions they would have earned in such year (pursuant to any of our securities offerings) are in excess of their base salary.

The following table shows the total commissions payable to Selling Agents on a per-share basis in connection with this offering.

Per Share
Public offering price	$20.00
Selling Agents commission (7.75%)*	$1.55
Proceeds, before expenses, to us	$18.45

*	Assuming a fully subscribed offering, the Selling Agents would receive, in aggregate, total commissions of $5,812,500.

Any registered representative engaged in the sale of the Preferred Shares in this offering, and compensated on a commissions basis, including our non-executive personnel, who are registered representatives of Dalmore Group, may have potential conflicts of interest, including, but not limited to, incentives to recommend the Preferred Shares based on the compensation they will receive, rather than solely on the investment merits of the Preferred Shares. Dalmore Group has taken steps to ensure that all such sales activities comply with applicable securities laws and FINRA rules, including the disclosure of such potential conflicts of interest.

Lock-Up

Provided that our Preferred Shares are listed on the NYSE American, we have agreed that, subject to certain exceptions, including with respect to pledges made in connection with the Fortress Credit Agreement we will not permit Phoenix Equity to, directly or indirectly, during the period ending 180 days following the closing of this offering, offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of any shares of our limited liability company interests or any securities convertible into or exchangeable or exercisable for such interests without the prior written consent of Digital Offering.

Exchange Listing

We have applied to list the Preferred Shares on the NYSE American under the symbol “PHXE.P.” Although we believe that we will meet the NYSE American initial listing standards, neither we nor Digital Offering can guarantee that the NYSE American will approve our listing application. If our Preferred Shares are not approved for listing on the NYSE American, we will not complete the offering. As a result, we will not close this offering until we can establish that the offering meets the Minimum Quantitative Standards. Our Preferred Shares will not commence trading on the NYSE American until we have filed a post-qualification amendment to the offering statement, which post-qualification amendment is qualified by the SEC, and we have filed a registration statement on Form 8-A, which Form 8-A has been declared effective by the SEC. Pursuant to applicable rules under Regulation A, the Form 8-A will not become effective until the SEC qualifies the post-qualification amendment. We intend to file the post-qualification amendment and request its qualification immediately prior to the termination of this offering in order that the Form 8-A may become effective as soon as practicable thereafter. Even if we meet the minimum requirements for listing on the NYSE American, we may wait before terminating this offering and commencing the trading of our Preferred Shares on the NYSE American in order to raise additional proceeds. As a result, you may experience a delay between your purchase of Preferred Shares and the commencement of trading of our Preferred Shares on the NYSE American. No assurance can be given, however, that our application to list on the NYSE American will be approved or that an active trading market for our Preferred Shares will develop.

Pricing of the Offering

Prior to the offering, there has been no public market for the Preferred Shares. The initial public offering price has been determined by negotiation between us and Digital Offering. The principal factors considered in determining the initial public offering price include:

•	the information set forth in this Offering Circular and otherwise available to Digital Offering;

•	our history and prospects and the history of and prospects for the industry in which we compete;

•	our past and present financial performance;

•	our prospects for future earnings and the present state of our development;

•	an assessment of our management;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•	other factors deemed relevant by Digital Offering and us.

We intend to price the offering prior to its qualification pursuant to Rule 253(b).

Indemnification

We have agreed to indemnify the lead selling agent, its affiliates and controlling persons and members of the selling group against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the lead selling agent, its affiliates and controlling persons as may be required to make in respect of these liabilities.

Our Relationship with the Lead Selling Agent

The lead selling agent and its affiliates are engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The lead selling agent and its affiliates may in the future perform various financial advisory and investment banking services for us, for which they will receive customary fees and expenses.

In the ordinary course of their various business activities, Digital Offering and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. Digital Offering and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Direct Participation Plan Requirements

Because FINRA views the Preferred Shares offered hereby as interests in a direct participation program, the offering is being made in compliance with FINRA Rule 2310. Investor suitability with respect to the Preferred Shares should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Investment Limitations if We Do Not Obtain a Listing on a National Securities Exchange

As set forth in Title IV of the JOBS Act, there would be no limit on how many shares an investor may purchase if this offering results in a listing of our Preferred Shares on the NYSE American or other national securities exchange. However, our Preferred Shares will not be listed on the NYSE American upon the initial qualification of our offering statement by the SEC. Additionally, we cannot provide any assurance that our application to list on the NYSE American will be approved.

For individuals who are not Accredited Investors (as defined below), if we are not listed on the NYSE American, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth (please see “— Procedures for Subscribing — How to Calculate Net Worth” below). Different rules apply to Accredited Investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 2, Regulation A offering, most investors in the case of trading on the over-the-counter markets must comply with the 10% limitation on investment in this offering. The only investors in this offering exempt from this limitation, if our Preferred Shares are not listed on the NYSE American, are “accredited investors” as defined under Rule 501 of Regulation D under the Securities Act (each, an “Accredited Investor”). If you meet one of the following tests you should qualify as an Accredited Investor:

(i) You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii) You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Preferred Shares (please see “— How to Calculate Net Worth” below);

(iii) You are an executive officer or general partner of the issuer or a director, executive officer or general partner of the general partner of the issuer;

(iv) You are a holder in good standing of the General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), and the Licensed Investment Adviser Representative (Series 65), each as issued by FINRA;

(v) You are a corporation, limited liability company, partnership or are an organization described in Section 501(c)(3) of the Code, a corporation or similar business trust or a partnership, not formed for the specific purpose of acquiring the Preferred Shares, with total assets in excess of $5,000,000;

(vi) You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940, or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the U.S. Investment Advisers Act of 1940, as amended;

(vii) You are an entity (including an Individual Retirement Account trust) in which each equity owner is an Accredited Investor;

(viii) You are a trust with total assets in excess of $5,000,000, your purchase of Preferred Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Preferred Shares;

(ix) You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000;

(x) You are a SEC or state-registered investment adviser or a federally exempt reporting adviser;

(xi) You are a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

(xii) You are an entity not listed above that owns “investments,” in excess of $5,000,000 and that was not formed for the specific purpose of investing in the securities offered; or

(xiii) You are an Investor certifies that (A) it is a “family office” as defined in Rule 202(a)(11)(G)-1 under the U.S. Investment Advisers Act of 1940, as amended, (i) with at least $5 million in assets under management, (ii) not formed for the specific purpose of acquiring the securities offered and (iii) whose investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment or (B) that it is a “family client” as defined in Rule 202(a)(11)(G)-1, of a family office meeting the criteria specified above.

This offering will start on or after the date that the offering statement is qualified by the SEC and will terminate on the Termination Date.

Procedures for Subscribing

Escrow Account

Investors will be required to deposit their funds to an escrow account held at Wilmington Trust (such escrow account, the “Wilmington Trust Escrow Account”). Any such funds that Wilmington Trust receives shall be held in escrow until the closing of the offering takes place or such other time as mutually agreed between us and Digital Offering, and then used to complete securities purchases, or returned if this offering fails to close. For the avoidance of doubt, if we do not meet the Minimum Quantitative Standards by the Termination Date, or if we otherwise terminate this offering, all funds tendered by investors with their subscriptions will be promptly returned to such investors in accordance with Rules 10b-9 and 15c2-4 under the Exchange Act. We or our agents will instruct all investors to transfer funds by wire or ACH transfer directly to the escrow account established for this offering.

Other Procedures for Subscribing

Our transfer agent will be Equity Stock Transfer, LLC (“Equity Stock Transfer”). Our transfer agent will record and maintain records of the Preferred Shares issued of record by us, including shares issued of record to the Depositary Trust Corporation, which we refer to as the DTC, or its nominee, Cede & Co., for the benefit of broker-dealers. In the event that we do not qualify or list on the NYSE American, the offering will not close and subscription funds will be returned to investors from the Wilmington Trust Escrow Account, without interest or deduction. Investors that participate through the Wilmington Trust Escrow Account shall have their shares held at Equity Stock Transfer in digital book entry. Such shares may be transferred to the investor’s outside brokerage account by requesting their outside broker dealer to effect such transfer. Request for transfer may only be made by the outside broker dealer of the investor.

Prospective investors investing through MyIPO or members of the selling group will acquire our Preferred Shares through book-entry order by opening an account with MyIPO or a member of the selling group, or by utilizing an existing MyIPO account or account with a member of the selling group. In each such case, the account will be an account owned by the investor and held at the clearing firm of such member of the selling group, as the clearing firm for the exclusive benefit of such investor.

You may not subscribe to this offering prior to the date that the offering statement is qualified by the SEC, which we refer to as the qualification date. Before the qualification date, you may only make non-binding indications of your interest to purchase securities in the offering. For any subscription agreements received after the qualification date, we have the right to review and accept or reject the subscription in whole or in part, for any reason or for no reason. If a closing doesn’t occur or a subscription is rejected, the subscription will be cancelled and we will return all funds to the rejected investor within ten business days. If accepted, the funds will remain in the Wilmington Trust Escrow Account until we determine to have the closing of the offering and the funds in escrow will then be transferred into our general account.

Non-U.S. investors may participate in this offering by depositing their funds in the Wilmington Trust Escrow Account; any such funds that Wilmington Trust receives shall be held in escrow until the closing of this offering or such other time as mutually agreed between us and the Selling Agents, and then used to complete securities purchases, or returned if this offering fails to close.

How to Purchase Securities

Investors may subscribe through www.phoenixenergy.com/ipo by tendering funds by wire, credit, or debit card or ACH transfer to the escrow account to be set up at Wilmington Trust, the escrow agent. Tendered funds will remain in escrow until the closing occurs. At closing, funds tendered by investors will be made available to us for our use. We will not cover credit card fees on behalf of investors.

Procedures for subscribing directly through our website

The subscription procedure is summarized as follows:

1.	Go to the www.phoenixenergy.com/ipo website and click on the “Invest Now” button;

2.	Complete the online investment form;

3.	Deliver funds directly by wire, debit card, credit card or electronic funds transfer via ACH to the specified escrow account;

4.	Once funds or documentation are received an automated Anti Money Laundering (“AML”) check will be performed to verify the identity and status of the investor;

5.

Once an AML check is completed, the investor will electronically receive, review, execute and deliver to us a subscription agreement. Investors will be required to complete a subscription agreement in order to invest. The subscription agreement will include a representation by the investor to the effect that, if the investor is not an Accredited Investor, the investor is investing an amount that does not exceed the greater of 10% of the investor’s annual income or 10% of the investor’s net worth (excluding the investor’s principal residence).

Right to Revoke Subscriptions

During the period of time from when you tender your complete, executed subscription agreement (forms of which are attached as Exhibits 4.1 and 4.2) through 48 hours after your receipt of an e-mail from us stating the closing date of the offering and listing date on NYSE American (such time, the “Revocation Deadline”), you may revoke your subscription for Preferred Shares by requesting such revocation in writing pursuant to the terms of the subscription agreement. Following such written request, all monies tendered will be returned to you, without interest or deduction. For the avoidance of doubt, you may not revoke or change your subscription or request your subscription funds after the Revocation Deadline.

Right to Reject Subscriptions

We will notify you as to whether we have accepted or rejected your subscription within 5 business days following our receipt of your complete, executed subscription agreement (forms of which are attached as Exhibits 4.1 and 4.2 hereto) and the receipt of funds required under the subscription agreement in the Wilmington Trust Escrow Account or such other selected dealer designated escrow account. During such period, we have the right to review and accept or reject your subscription in whole or in part, for any reason or no reason. Our lead selling agent will conduct customary know-your-customer and AML checks on investors, including background checks for financial crimes and fraud. We anticipate rejecting subscriptions if (i) such subscriptions are received after we have already received and accepted subscription agreements for the maximum offering amount or (ii) the know-your-customer and AML checks raise concerns regarding investor suitability for participation in the offering. While we will endeavor to close this offering as soon as feasible following the qualification of this offering statement, there may be a significant amount of time between your execution of the subscription agreement and tendering of funds and closing of this offering. During such time, you will be entitled to revoke your subscription as disclosed above under “—Right to Revoke Subscriptions.” We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions

Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the Preferred Shares subscribed for at closing. After the Revocation Deadline, you may not revoke or change your subscription or request your subscription funds.

Under Rule 251 of Regulation A, unless a company’s offered securities are listed on a national securities exchange, non-accredited, non-natural person investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). As a result, for so long as our Preferred Shares are not listed on the NYSE American, non-accredited, natural person may only invest funds in our Preferred Shares which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

How to Calculate Net Worth

For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Preferred Shares.

In order to purchase the Preferred Shares and prior to the acceptance of any funds from an investor, for so long as our Preferred Shares are not listed on the NYSE American, an investor in our Preferred Shares will be required to represent, to our satisfaction, that he or she is either an Accredited Investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

No Selling Security Holders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to us.

Transfer Agent and Registrar

We have engaged Equity Stock Transfer, a registered transfer agent with the SEC, who will serve as transfer agent to maintain stockholder information on a book-entry basis with respect to the Preferred Shares.

Provisions of Note in our Subscription Agreement

Forum Selection Provision

The subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against us based on the subscription agreement to be brought in the federal or state courts located in the State of New York, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Although we believe the provision benefits us by providing increased consistency in the application of New York law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. We have adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows our officers to not lose a significant amount of time traveling to any particular forum so we may continue to focus on our operations. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The subscription agreement that investors will execute in connection with this offering provides that investors waive the right to a jury trial of any claim they may have against us arising out of or relating to the agreement, other than claims arising under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the lead selling agent that would permit a public offering of the securities offered by this Offering Circular in any jurisdiction where action for that purpose is required. The securities offered by this Offering Circular may not be offered or sold, directly or indirectly, nor may this Offering Circular or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Offering Circular comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this Offering Circular. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this Offering Circular in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

The validity of the Preferred Shares offered hereby will be passed upon for us by Latham & Watkins LLP, Washington, District of Columbia.

EXPERTS

The consolidated financial statements of Phoenix Energy One, LLC as of December 31, 2024, 2023, and 2022 and for the years then ended included in this Offering Circular have been so included in reliance on the report of Ramirez Jimenez International CPAs, an independent registered public accounting firm, given upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC an offering statement on Form 1-A under the Securities Act with respect to the Preferred Shares that we are offering. This Offering Circular, which is part of the offering statement, does not contain all the information set forth in the offering statement or the exhibits related thereto filed with the SEC. Whenever a reference is made in this Offering Circular to any of our contracts, agreements or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the offering statement. We file annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. Our public filings are also available to the public on our website.

PHOENIX ENERGY ONE, LLC

18012 Sky Park Circle, Suite 100 Irvine, California 92614 tel 949-852-1600 fax 949-852-1606 www.rjicpas.com

Report of Independent Registered Public Accounting Firm

To the Members of Phoenix Energy One, LLC

Irvine, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Phoenix Energy One, LLC and Subsidiaries (the Company) as of December 31, 2024, 2023 and 2022, and the related consolidated statements of operations, changes in equity (deficit) and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”). In our opinion, the 2024, 2023 and 2022 consolidated financial statements present fairly, in all material respects, the financial position of Phoenix Energy One, LLC and Subsidiaries as of December 31, 2024, 2023 and 2022, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Restatement of 2023 and 2022 Financial Statements

As discussed in Note 3 to the consolidated financial statements, the 2023 and 2022 financial statements have been restated to correct misstatements. The 2022 financial statements of Phoenix Energy One, LLC before the adjustments described in Note 3 were audited by another auditor whose report, dated May 1, 2023, expressed an unqualified opinion on those financial statements. We have audited the 2022 and 2023 financial statements, as restated, as of and for the years ended December 31, 2023 and 2022, including the adjustments described in Note 3 that were applied to restate the 2023 and 2022 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Phoenix Energy One, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Phoenix Energy One, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the Audit Committee (those charged with governance) of the Board of Directors/Members and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts and disclosures to which they relate.

Estimation and Valuation of Proven Reserves

The estimation and valuation of proven reserves is identified as a critical audit matter. The valuation of these reserves is highly subjective due to the complexities involved in estimating the reserves, and the significant judgment required in determining the valuation assumptions, such as future commodity prices, production rates, and capital expenditures. The estimation of volumes and future revenues of the Company’s proved reserves could have a significant impact on the measurement of depletion expense or impairment expense.

The following are the primary procedures we performed to address this critical audit matter. We performed the following audit procedures in relation to the evaluation of proved reserves:

1.	We sampled additions and disposals of reserve assets during the year to test the accuracy and completeness of the recording processes.

2.	We gained an understanding of the Company’s process for estimating reserve quantities and valuing the reserves.

3.	We validated the mathematical accuracy, formulas, and inputs used in the depletion reserve calculations to ensure the reserve expense calculation was appropriate for the type of reserves reported.

4.	We performed reasonability tests to confirm whether the proved reserve balances for oil and gas properties were within expected ranges, based on historical data.

5.	We tested the completeness and accuracy of data for selected wells to verify that the Company’s system was pulling accurate and relevant well data.

6.	We reviewed the third-party reserve engineer’s report to assess the reasonableness and appropriateness of the Company’s approach and methodology in calculating their reserve estimates.

7.	We assessed the knowledge, skills and expertise of the third-party reserve engineer involved in testing the reasonableness and approach to the reserve estimates.

8.	We obtained and evaluated the third-party legal opinion from a title attorney concerning the Company’s ownership percentages of sampled wells, to validate the accuracy of these percentages.

9.	We compared the estimated pricing and pricing differentials used in the reserve report to realized prices related to revenue transactions recorded in the current year for the pricing differentials.

10.	Assessed the reasonableness of forecasted capital expenditures by comparing drilling forecasts applied in the reserve report to recent drilling costs.

11.	Obtained evidence supporting the amount of development of proved undeveloped properties reflected in the reserve report and compared with forecasted drilling plans and budgets.

We have served as the Company’s auditors since 2023.

Irvine, California

March 26, 2025, except for Note 17, as to which the date is April 23, 2025

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands)

	December 31,
	2024	2023 (As Restated)	2022 (As Restated)
ASSETS
Current assets
Cash and cash equivalents	$120,814	$5,428	$4,607
Accounts receivable	28,218	32,822	4,013
Earnest payments	154	25,387	794
Other current assets	7,528	647	376

Total current assets	156,714	64,284	9,790

Oil and gas properties	1,006,221	478,339	165,390
Accumulated depletion and impairment	(140,376)	(54,671)	(20,635)

Net oil and gas properties	865,845	423,668	144,755
Right-of-use assets, net	6,010	4,542	1,798
Other noncurrent assets	501	673	677

Total Assets	$1,029,070	$493,167	$157,020

LIABILITIES AND MEMBER’S EQUITY (DEFICIT)
Current liabilities
Accounts payable	$41,824	$47,272	$19,438
Short-term debt	—	25,819	6,818
Current portion of long-term debt	103,240	87,038	46,039
Current portion of deferred closings	7,189	10,196	5,696
Escrow account	16,356	6,491	701
Current operating lease liabilities	656	567	305
Accrued and other liabilities	57,346	6,388	2,236

Total current liabilities	226,611	183,771	81,233

Long-term debt, net of current portion	795,215	295,167	59,481
Accrued interest	26,079	6,369	291
Deferred closings	3,324	7,884	5,533
Operating lease liabilities	5,860	4,225	1,597
Asset retirement obligations	1,181	585	212
Other noncurrent liabilities	4,858	—	—

Total liabilities	1,063,128	498,001	148,347

Member’s equity (deficit)
Member’s equity	434	4,865	2,183
Retained earnings (accumulated deficit)	(34,492)	(9,699)	6,490

Total member’s equity (deficit)	(34,058)	(4,834)	8,673

Total Liabilities and Member’s Equity (Deficit)	$1,029,070	$493,167	$157,020

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands)

	Year Ended December 31,
	2024	2023 (As Restated)	2022 (As Restated)
REVENUES
Mineral and royalty revenues	$152,999	$118,088	$54,554
Product sales	125,649	—	—
Water services	2,478	—	—
Other revenues	101	17	—

Total revenues	281,227	118,105	54,554

OPERATING EXPENSES
Cost of sales	63,947	19,733	9,573
Depreciation, depletion, amortization and accretion	85,977	34,228	12,144
Selling, general and administrative	29,167	14,314	5,563
Payroll and payroll-related expenses	27,934	12,733	6,023
Advertising and marketing	679	4,136	1,353
Loss on sale of assets	564	—	—
Impairment expense	564	974	—

Total operating expenses	208,832	86,118	34,656

Income from operations	72,395	31,987	19,898

OTHER INCOME (EXPENSE)
Interest income	705	66	—
Interest expense	(90,210)	(47,882)	(11,893)
Loss on derivatives	(5,986)	(32)	(2,239)
Loss on debt extinguishment	(1,697)	(328)	(92)

Total other expenses	(97,188)	(48,176)	(14,224)

NET INCOME (LOSS)	$(24,793)	$(16,189)	$5,674

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Deficit)

(in thousands)

	Member’s Equity	Retained Earnings (Accumulated Deficit)	Total Member’s Equity (Deficit)
Balance, December 31, 2021 (As Restated)	$2,088	$816	$2,904
Contributions	200	—	200
Distributions	(105)	—	(105)
Net income (As Restated)	—	5,674	5,674

Balance, December 31, 2022 (As Restated)	2,183	6,490	8,673

Contributions	10,150	—	10,150
Distributions	(7,468)	—	(7,468)
Net loss (As Restated)	—	(16,189)	(16,189)

Balance, December 31, 2023 (As Restated)	4,865	(9,699)	(4,834)

Contributions	325	—	325
Distributions	(4,756)	—	(4,756)
Net loss	—	(24,793)	(24,793)

Balance, December 31, 2024	$434	$(34,492)	$(34,058)

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2024	2023 (As Restated)	2022 (As Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(24,793)	$(16,189)	$5,674
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation, depletion, amortization, and accretion	85,977	34,228	12,144
Impairment expense	564	974	—
Amortization of right-of-use assets	643	422	104
Amortization of debt discount and debt issuance costs	16,621	13,753	940
Unrealized loss (gain) on derivatives	7,518	32	(46)
Loss on sale of assets	564	—	—
Loss on debt extinguishment	1,697	328	92
Changes in operating assets and liabilities:
Accounts receivable	4,605	(28,809)	(2,731)
Earnest payments	(22,639)	(24,593)	(788)
Accounts payable	(10,967)	2,832	344
Accrued and other liabilities	13,020	4,058	1,870
Escrow account	9,865	5,790	701
Accrued interest	19,829	6,078	291
Other	(7,265)	(730)	47

Net cash (used in) provided by operating activities	95,239	(1,826)	18,642

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to oil and gas properties and leases	(443,820)	(278,661)	(91,263)
Proceeds from sale of assets	6,200	—	—
Additions to equipment and other property	(83)	—	(625)

Net cash used in investing activities	(437,703)	(278,661)	(91,888)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuances of debt, net of discount	864,003	464,541	80,499
Payments of debt issuance costs	(63,723)	(43,441)	(5,351)
Repayments of debt	(328,167)	(139,494)	2,687
Members’ contributions	325	10,150	200
Members’ distributions	(4,756)	(7,468)	(105)
Payments of deferred closings	(9,832)	(2,980)	(437)

Net cash provided by financing activities	457,850	281,308	77,493

Net change in cash and cash equivalents	115,386	821	4,247
Cash and cash equivalents at beginning of year	5,428	4,607	360

Cash and cash equivalents at end of year	$120,814	$5,428	$4,607

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 1 – Business

Phoenix Energy One, LLC (“Phoenix Energy”), formerly known as Phoenix Capital Group Holdings, LLC (“Phoenix Capital”), is a Delaware limited liability company focused on oil and gas operations primarily in the Williston Basin, North Dakota/Montana, the Uinta Basin, Utah, the Permian Basin, Texas, the Denver-Julesburg Basin, Colorado/Wyoming and the Powder River Basin, Wyoming. The Company was formed in April 2019 and changed its name to Phoenix Energy in January 2025. As used in these consolidated financial statements, unless the context otherwise requires, references to the “Company,” “we,” “us,” and “our” refer to Phoenix Energy and its consolidated subsidiaries.

The Company’s strategy involves the acquisition of royalty assets, acquisition of non-operated working interests and direct drilling operations of operated working interests conducted through its wholly-owned subsidiaries, Phoenix Operating, LLC (“PhoenixOp”) and Firebird Services LLC (“Firebird”). PhoenixOp is a Delaware limited liability company formed in January 2022 to drill, complete and operate wells in the United States. Firebird is a Delaware limited liability company formed in October 2023 to perform saltwater disposal services on wells operated by PhoenixOp.

Phoenix Energy has also formed several financing entities, including Phoenix Capital Group Holdings I, LLC (“PCGH I”) in November 2022 and Adamantium Capital LLC (“Adamantium”) in June 2023, to undertake financing efforts and raise debt capital through unregistered and registered debt offerings to retail investors.

The Company operates as a limited liability company for which Lion of Judah Capital, LLC (“Lion of Judah”) was the majority profit-share owner and exclusive equity contributor until October 2024. In October 2024, as part of a reorganization of the Company, all the then-existing interests of the Company’s profit-share partners, including Lion of Judah who had previously held a 60.18% interest in Phoenix Energy, were exchanged for interests in Phoenix Equity Holdings, LLC (“Phoenix Equity”), a Delaware limited liability company and the sole member of Phoenix Energy following the transaction. Lion of Judah remains the majority equity owner and controlling member of Phoenix Equity.

Note 2 – Significant Accounting Policies

Basis of preparation and principles of consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of Phoenix Energy and its wholly-owned subsidiaries. All intercompany accounts and transactions with and between Phoenix Energy and its wholly-owned subsidiaries have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to current period presentation.

Liquidity risk and management’s plans

Liquidity risk is the risk that the Company’s cash flows from operations will not be sufficient for the Company to continue operating and discharge its liabilities in the normal course of operations. The Company is exposed to liquidity risk as its continued operation is dependent upon its ability to continue to obtain financing, either in the form of debt or equity, or by achieving profitable operations in order to satisfy its liabilities as they come due.

As of December 31, 2024, the Company had negative working capital of approximately $69.9 million and a member’s deficit of approximately $34.1 million. The Company expects to repay its financial liabilities in the

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

normal course of operations and to fund future operational and capital requirements through operating cash flows and through issuances of additional debt. As of March 26, 2025, after the balance sheet date, the Company had raised an additional $141.5 million of notes through its investor program (see Note 8 – Debt and Note 18 – Subsequent Events). Management believes its capital raises through its bond offerings will continue at or above this current pace.

The Company may need to conduct asset sales, which is not a planned course of action, and/or issuances of debt and/or equity if liquidity risk increases in any given period. The Company believes it has sufficient funds to meet foreseeable obligations by actively monitoring its credit facilities through use of the loans, asset sales, cost reductions and coordinating payment and revenue cycles.

The Company is required to evaluate whether or not its current financial condition, including its sources of liquidity at the date that the consolidated financial statements are issued, will enable the Company to meet its obligations as they come due within one year of the date of the issuance of these consolidated financial statements and to make a determination as to whether or not it is probable, under the application of this accounting guidance, that the Company will be able to continue as a going concern. In applying applicable accounting guidance, we considered the Company’s current financial condition and liquidity sources, including current funds available, forecasted future cash flows, the Company’s obligations due over the next twelve months as well as the Company’s recurring business operating expenses, and believe to have sufficient financial resources to operate beyond the next twelve months following the date these consolidated financial statements are issued.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the applicable reporting period of such statements. Accordingly, actual results could differ materially from these estimates.

The accompanying consolidated financial statements are based on a number of significant estimates including quantities of oil, natural gas and natural gas liquids (“NGL”) reserves that are the basis for the calculations of depreciation, depletion, amortization, and determinations of impairment of oil and natural gas properties. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas and there are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment along with estimated selling prices. As a result, reserve estimates may materially differ from the quantities of oil and natural gas that are ultimately recovered.

Segment information

The Company’s Chief Executive Officer, who is our Chief Operating Decision Maker (the “CODM”), previously reviewed the Company’s operating results on a consolidated basis and managed our operations as a single operating segment: Phoenix Capital. The objective of Phoenix Capital was to acquire mineral interests and non-operated working interests in oil and gas properties and once acquired, to share in the proceeds of the natural resources extracted and sold by the operator. The Company’s financing activities and capital raise programs were also conducted under the Phoenix Capital segment.

In 2023, the Company began operating as two segments: Phoenix Capital and a new segment, PhoenixOp, which was formed to drill, extract and operate producing wells. The Company’s performance was evaluated based on the operating profit of the respective segments.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

During the first quarter of 2024, the Company’s activities associated with its debt securities offerings met the criteria specified in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 280 Segments to be classified as an operating segment, resulting in a change to the composition of the Company’s reportable segments. The segment previously described as “Phoenix Capital” was split into two components: Mineral and Non-operating and Securities, and the segment previously described as “PhoenixOp” was renamed to the Operating segment. The Company began reporting these three segments during the first quarter of 2024 to align with the manner in which the CODM manages the business and allocates resources within the Company. The Company acquires mineral interests and non-operated working interests in oil and gas properties under the Mineral and Non-operating segment; drills, extracts and operates wells under the Operating segment; and conducts activities associated with its debt securities offerings under the Securities segment. All of the Company’s operations are conducted in the United States.

Segment financial information as of and for the years ended December 31, 2023 and 2022 have been recast to reflect this change (See Note 17 – Segments).

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The balances may exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance coverage and, as a result, there may be a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage.

Asset retirement obligations

The fair value of a liability for an asset’s retirement obligations is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and the corresponding cost is capitalized as part of the carrying amount of the related long-lived asset. Over time, the liability is accreted for the change in its present value and the capitalized cost is depreciated over the useful life of the related asset. Asset retirement obligations (“ARO”) are periodically adjusted to reflect changes in the estimated present value of the obligation resulting from revisions to the estimated timing or amount of the expected future cash flows. Upon settlement of the obligation, the Company eliminates the liability and, based on the actual cost to retire, may incur a gain or loss.

Escrow account

Proceeds from investors who intend to purchase the Company’s bonds but have not yet closed the transaction are classified as escrow account on the consolidated balance sheets. Amounts are reclassified to debt upon the execution of the subscription agreement and, where applicable, the satisfactory verification of the bondholder’s accreditation.

Accounts receivable

Accounts receivable consists of uncollateralized mineral and royalty income due from third party operators for oil and gas sales to purchasers and receipts from the Company’s mineral and non-operated working interest ownership. It also consists of receivables from crude oil, natural gas and NGL purchasers and joint interest owners on properties operated by PhoenixOp.

In circumstances where the receivables relate to the Company’s mineral and non-operated working interests, purchasers remit payment for production to the operator and the operator, in turn, remits payment to Phoenix Energy for the agreed-to royalties. Receivables are estimated in circumstances where the Company has not

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

received actual information, either due to timing delays or due to the unavailability of data at the time when revenues are recognized. Volume estimates for wells with available historical actual data are based on (i) the historical actual data for months where the data is available or (ii) engineering estimates for months where the historical actual data is not available. Pricing estimates are based upon actual prices realized in an area by adjusting the market price for the average basis differential from market on a basin-by-basin basis.

For receivables from joint interest owners on properties operated by PhoenixOp, the Company typically has the ability to withhold future revenue disbursements to recover non-payment of joint interest billings. Generally, receivables due to PhoenixOp are collected within two months.

The Company routinely reviews outstanding balances, assesses the financial strength of its customers, and if applicable, would record a reserve for credit losses for amounts not expected to be fully recovered. There was no credit loss reserve as of December 31, 2024, 2023, and 2022.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, accounts receivable, revenues and derivative instruments. Revenues are concentrated among operators and purchasers engaged in the energy industry within the United States. By using derivative instruments to economically limit exposure to changes in commodity prices, the Company exposes itself to credit risk and market risk. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk. The Company’s counterparties have been determined to have an acceptable credit risk for the size of derivative position placed; therefore, the Company does not require collateral from its counterparties. Management periodically assesses the financial condition of these entities and institutions and considers any possible credit risk to be minimal.

Joint interest

The majority of the Company’s oil and gas exploration, development, and production activities are conducted jointly with other entities and, accordingly, the consolidated financial statements reflect only the Company’s proportionate interest in such activities.

Earnest payments

Earnest payments are deposits paid to oil and gas property owners upon the execution of a purchase and sale agreement or a lease agreement for the acquisition of their interests. These deposits are generally refundable and reclassified to oil and gas properties on the consolidated balance sheets upon successful completion of title review and closing of the transaction, or expensed in the event the transaction is not consummated. Earnest payments expensed for the year ended December 31, 2024 was less than $0.1 million and no earnest payments were expensed for the years ended December 31, 2023 and 2022.

Oil and gas properties

The Company invests in crude oil and natural gas properties, including mineral interests and working interests as a non-operator and operator. Exploration and production activities are accounted for in accordance with the successful-efforts method of accounting. Under this method, costs of acquiring proved mineral interests in crude oil and natural gas properties, development wells, related plant and equipment, and related ARO assets are capitalized. Costs of proved but undeveloped wells are initially capitalized to wells-in-progress until the well becomes productive. Once the well is productive, accumulated capitalized costs are reclassified as proved and

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

producing properties and accounted for following the successful efforts method of accounting. Costs are also capitalized for unevaluated wells that have found crude oil and natural gas reserves even if the reserves cannot be classified as proved when the drilling is completed, provided the unevaluated well has found a sufficient quality of reserves to justify its completion as an economically and operationally viable producing well. If proved reserves are not found, unevaluated well costs are expensed as dry holes. All other unevaluated wells and costs, and all general and administrative costs unrelated to acquisitions are expensed as incurred.

Depletion of capitalized costs is recorded using the units-of-production method based on proved reserves. The depletion rate is determined by dividing the cumulative recovered barrels of oil equivalent by the estimated ultimate recovery by well and averaged amongst all wells within the pooled unit. This rate is multiplied by the original cost basis and reduced by depletion taken in prior periods. The cost basis remaining represents the percentage of the asset remaining to be recovered by the wells within the pooled unit.

Capitalized interest

The Company capitalizes interest on expenditures made in connection with exploration and development projects that are not yet subject to depletion. The amount capitalized is determined by multiplying the weighted-average cost of borrowings by the average amount of eligible accumulated capital expenditures and is limited to actual interest costs incurred during the period. Interest is capitalized only for the period that activities are in process to bring the projects to their intended use. The Company capitalized interest costs of $11.8 million and $2.1 million for the years ended December 31, 2024 and December 31, 2023, respectively. No interest cost was capitalized for the year ended December 31, 2022. Once an asset subject to interest capitalization is completed and placed in service, the associated capitalized interest is expensed through depletion.

Equipment and other property

Equipment and other property are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives (ranging from 3 to 7 years) of the respective assets. The costs of normal maintenance and repairs are charged to expense as incurred. Material expenditures that increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of equipment and other property sold or otherwise disposed of, and the related accumulated depreciation, are removed from the consolidated balance sheet and any gain or loss is reflected in current earnings. These amounts are included in other noncurrent assets on the consolidated balance sheets.

Impairment of long-lived assets

The Company follows the provisions of FASB ASC 360, Property, Plant, and Equipment (“ASC 360”). ASC 360 requires that long-lived assets be assessed for potential impairment of their carrying values whenever events or changes in circumstances indicate such impairment may have occurred. Proved oil and natural gas properties are evaluated by geologic basin for potential impairment. In accordance with the successful efforts method of accounting, impairment on proved properties is recognized when the estimated undiscounted projected future net cash flows, or evaluation value using expected future prices of a geologic basin are less than its carrying value. If impairment occurs, the carrying value of the impaired geologic basin is reduced to its estimated fair value.

Unproved oil and natural gas properties do not have producing properties and are valued on acquisition by management, with the assistance of an independent expert when necessary. As reserves are proved through the successful completion of exploratory wells, the cost is transferred to proved properties. The cost of the remaining unproved basis is periodically evaluated by management to assess whether the value of a property has

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

diminished. To do this assessment, management considers, (i) estimated potential reserves and future net revenues from an independent expert, (ii) its history in exploring the area, (iii) its future drilling plans per its capital drilling program prepared by its reservoir engineers and operations management, and (iv) other factors associated with the area. Impairment is taken on the unproved property value if it is determined that the costs are not likely to be recoverable. The valuation of unproved oil and gas properties is subjective and requires management to make estimates and assumptions which, with the passage of time, may prove to be materially different from actual results.

Revenue from contracts with customers

The Company recognizes its revenues following ASC Topic 606, Revenue from Contracts with Customers, (“ASC 606”). The Company’s revenues are primarily derived from its interests in the sale of oil and natural gas production. Oil, natural gas, and NGL sales revenues are generally recognized when control of the product is transferred to the customer, the performance obligations under the terms of the contracts with customers are satisfied and collectability is reasonably assured. In circumstances where the Company is the non-operator or mineral right owner, the Company does not consider itself to have control of the product, and revenues are recognized net of post-production expenses. The performance obligations for the Company’s contracts with customers are satisfied as of a point in time through the delivery of oil and natural gas to its customers. Given the inherent time lag between when oil, natural gas, NGL production and sales occur, and when operators or purchasers often make disbursements to royalty interest owners and due to the large potential fluctuations of both production and sale price, a significant portion of the Company’s revenue may represent accrued revenue based on estimated net sales volumes and estimated selling prices of the commodities.

For crude oil and natural gas produced by PhoenixOp, each delivery order is treated as a separate performance obligation. Revenue is recognized when the performance obligation is satisfied, which typically occurs at the point in time control of the product transfers to the customer. Revenue is measured as the amount the Company expects to receive in exchange for transferring commodities to the customer. The Company’s commodity sales are typically based on prevailing market-based prices. When deliveries contain multiple products, an observable standalone selling price is generally used to measure revenue for each product. Revenues from product sales are presented separately from post-production expenses, including transportation costs, as the Company controls the operated production prior to its transfer to customers.

The Company, through Firebird, provides water disposal services to PhoenixOp and third parties with respect to oil and gas production from wells in which it is the operator. Pricing for such services represents a fixed rate fee based on the quantity of water volume processed. Intercompany charges associated with PhoenixOp’s net interests are eliminated upon consolidation. The proportionate share of fees allocable to third party working interest owners are recognized as revenues over the course of time, as services are performed. Revenues from water services are recognized only when it is probable the Company will collect the consideration it is entitled to in exchange for the services transferred to the customer.

Allocation of transaction price to remaining performance obligations

As the Company has determined that each unit of product generally represents a separate performance obligation, future volumes are wholly unsatisfied and disclosure of the transaction price allocated to remaining performance obligations is not required. The Company has utilized the practical expedient in ASC 606, which permits the Company to allocate variable consideration to one or more but not all performance obligations in the contract if the terms of the variable payment related specifically to the Company’s efforts to satisfy that performance obligation and allocating the variable amount to the performance obligation is consistent with the allocation objective under ASC 606. Additionally, the Company will not disclose variable consideration subject to this practical expedient.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Equity-based compensation

The Company accounts for equity-based compensation using the fair value method. The grant-date fair value attributable to the equity awards is calculated based on a combination of an income approach based on the present value of estimated future cash flows, and a market approach based on market data of comparable businesses. Equity awards are granted by Phoenix Equity, the Company’s parent, and are measured at fair value on the date of grant. The Company records equity-based compensation expense and a capital contribution from Phoenix Equity if the requisite service period is deemed to have been rendered and the performance-based condition, if applicable, is probable to be satisfied. Forfeitures are recognized as they occur. For further discussion, see Note 11 – Equity-Based Compensation.

Fair value measurements

The Company follows ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements but applies to assets and liabilities that are required to be recorded at fair value under other accounting standards. ASC 820 characterizes inputs used in determining fair value according to a hierarchy that prioritizes those inputs based upon the degree to which they are observable.

The three levels of the fair value measurement hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Measured based on prices or valuation models that required inputs that are both significant to the fair value measurement and less observable for objective sources (i.e., supported by little or no market activity).

The carrying values of the Company’s current financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable and accrued and other liabilities, approximated their fair values at December 31, 2024, 2023 and 2022 because of the short-term nature of these instruments. The estimated fair values of the Company’s debt and operating lease liabilities approximated their carrying values using Level 2 fair value inputs as of December 31, 2024, 2023 and 2022. For a discussion of fair value measurements on the Company’s derivatives and asset retirement obligations, refer to Note 6 – Derivatives and Note 7 – Asset Retirement Obligations.

Deferred debt issuance costs

Deferred debt issuance costs represent fees and other direct incremental costs incurred in connection with the Company’s borrowings and offerings of the Company’s debt securities. Upon issuance of the debt, the associated debt issuance costs are reclassified as a discount on the outstanding debt and amortized into interest expense, net of capitalized interest, over the term of the debt using the effective interest method.

Income taxes

The Company is a limited liability company and has elected to be treated as a partnership for income tax purposes. The pro rata share of taxable income or loss is ultimately included in the individual income tax returns of the members of Phoenix Equity, the Company’s parent. Consequently, no provision for incomes taxes is made in the accompanying consolidated financial statements.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Company remains subject to examination of its U.S. federal partnership tax returns for the tax years ended 2021 through 2024 and its state partnership tax returns for the tax years ended 2020 through 2024. Penalties and interest are classified as selling, general and administrative expense on the consolidated statements of operations.

Recently adopted accounting standards

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 requires companies to disclose significant segment expenses, and becomes effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 for the year ended December 31, 2024, and included additional disclosures as required in Note 17 – Segments. There was no impact on our financial position and/or results of operations.

In March 2024, the FASB issued ASU 2024-01, Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards (“ASU 2024-01”). ASU 2024-01 provides guidance on how to apply the scope guidance to determine whether profits interests and similar awards should be accounted for as share-based payments arrangements, and becomes effective for fiscal years beginning after December 15, 2024, and interim periods within those annual periods. The Company early adopted ASU 2024-01 effective December  31, 2024 and the adoption did not have a material impact on the Company’s consolidated financial statements. See Note 11 – Equity-Based Compensation for additional information.

Recent accounting standards not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 requires companies to provide more detailed disclosures about the disaggregation of income statement expenses. The ASU aims to enhance the transparency and usefulness of financial statements by providing better insight into the components of expense line items, and becomes effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of the standard on our financial statements and disclosures.

Accounting pronouncements not listed above were assessed and determined to not have a material impact to the Company’s consolidated financial statements.

Note 3 – Restatement of Prior Year Financial Statements

In December 2023, the Company engaged its current independent registered public accounting firm, Ramirez Jimenez International CPAs, to audit the consolidated financial statements as of and for the year ended December 31, 2022 (the “2022 consolidated financial statements”) in accordance with the standards of the Public Company Accounting Oversight Board (the “PCAOB”). Previously, the 2022 consolidated financial statements were audited by the Company’s former auditor, Cherry Bekaert LLP, in accordance with generally accepted auditing standards in the United States (“GAAS”) (the “2022 GAAS Financials”), as permitted for financial statements to be included in an offering circular for a Tier 2 offering pursuant to Regulation A under the U.S. Securities Act of 1933, as amended. Although Form 1-K permits an issuer to include in such form financial statements audited in accordance with GAAS, the Company was permitted, and elected, under Regulation A to file the 2022 consolidated financial statements audited in accordance with the PCAOB standards (the “2022 PCAOB Financials”). In connection with this audit, the Company and the current auditor determined that there were errors in the 2022 GAAS Financials, primarily due to the calculation of depletion expense resulting from

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

information becoming available subsequent to the issuance of the 2022 GAAS Financials, that are being corrected in the comparative periods of these consolidated financial statements as of and for the year ended December 31, 2024.

Subsequently, the Company restated its 2022 and 2023 consolidated financial statements to correct the accounting treatment for debt issuance costs incurred in connection with the Company’s unregistered bond offerings and capitalized interest. Debt issuance costs were previously expensed immediately and interest costs were not capitalized. The Company corrected these errors in the comparative periods of these consolidated financial statements as of and for the year ended December 31, 2024, such that debt issuance costs associated with the Company’s unregistered bond offerings are deferred and amortized over the weighted average debt term using the effective interest method. Further, interest incurred on expenditures made in connection with the Company’s exploration and development projects not currently subject to depletion are capitalized and subsequently depleted in the same manner as the underlying assets.

The effects of the changes on the Company’s consolidated financial statements as of and for the years ended December 31, 2023 and 2022 are summarized below.

Description of Misstatements

The Company identified the following misstatements in the 2022 GAAS Financials:

Oil and gas properties and asset retirement obligations. The Company identified an error in the calculation of the Company’s estimated retirement costs, which understated the Company’s oil and gas properties (asset additions) and asset retirement obligation liability of $0.1 million and $0.2 million, respectively, as of December 31, 2022.

Accumulated depletion and impairment. The Company identified an error in the timing of the recognition of depletion expense, which overstated accumulated depletion and impairment by $2.2 million as of December 31, 2022. See discussion of depreciation, depletion, amortization, and accretion below.

Right-of-use assets and operating lease liabilities. The Company adjusted its right-of-use assets to reflect the adoption of ASC 842 Leases (“ASC 842”) for public companies. The right-of-use assets amount was previously based on the Company’s adoption of ASC 842 for non-public companies. The adjustment reduced the right-of-use asset by $0.4 million with a corresponding reduction to current operating lease liabilities and operating lease liabilities of $0.1 million and $0.3 million, respectively.

Accounts payable. The Company identified errors related to the recognition of certain invoices in the proper accounting period, which understated accounts payable by $0.9 million as of December 31, 2022.

Escrow account. The Company identified an error related to the misclassification of the escrow account liability, which was previously classified as a component of long-term debt as of December 31, 2022. See discussion of long-term debt, net of current portion below.

Accrued and other liabilities. The Company identified an error in the calculation of accrued interest, which overstated accrued and other liabilities by $0.9 million as of December 31, 2022, partially offset by a $0.2 million understatement relating to year-end performance bonuses which were not previously accrued.

Long-term debt, net of current portion. See discussion of escrow account above. The remaining difference relates to the classification of bond discount accretion, which was previously classified as a component of accrued interest and accretion in the 2022 GAAS Financials. The Company corrected the classification of unamortized debt discount to be in the same line item as the debt liability.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Members’ equity. The correction of the Company’s misstatements on the consolidated statement of operations for the year ended December 31, 2022 resulted in an increase to members’ equity. See discussion below.

Revenues. The Company identified an error relating to the classification of royalty owner deductions of $3.0 million as an operating expense for the year ended December 31, 2022. The reclassification from operating expense to contra-revenue is a result of the Company’s conclusion that it is acting as the agent under its contracts with customers, and therefore must recognize revenue on a net basis in accordance with ASC 606, Revenue from Contracts with Customers.

Depreciation, depletion, amortization, and accretion: The Company identified an error in the calculation of the depletion expense, which previously excluded NGL reserves. The addition of NGL reserves decreased the depletion rate from 12.4% to 10.4%, which decreased the Company’s depletion expense by $2.2 million.

Payroll and payroll-related expense. The Company had previously not accrued year-end performance bonuses, which resulted in understated payroll and payroll-related expense of $0.2 million for the year ended December 31, 2022. In addition, the Company reclassified $3.8 million of guaranteed payments previously classified as selling, general, and administrative expense to payroll and payroll-related expense on the consolidated statement of operations.

In addition to the items noted herein, the Company identified immaterial errors in periods prior to the year ended December 31, 2022, the impact of which is reflected as an adjustment to beginning member’s equity of less than $0.1 million. The remainder of the notes to the Company’s consolidated financial statements have been updated and restated, as applicable, to reflect the impacts of the restatement described above.

Subsequently, the Company identified the following misstatements in the 2022 and 2023 consolidated financial statements during the first quarter of 2025:

Debt issuance costs. The Company had previously immediately expensed debt issuance costs related to its unregistered bond offerings rather than amortizing them over the weighted-average term of the bonds, which resulted in overstated advertising and marketing expense, selling, general and administrative expense, and payroll and payroll-related expense, and understated interest expense and loss on debt extinguishment on the consolidated statements of operations for the years ended December 31, 2023 and 2022. Long-term debt, net of current portion was overstated by $34.4 million and $4.3 million on the consolidated balance sheets as of December 31, 2023 and 2022, respectively.

Capitalized interest. The Company had previously expensed all interest costs, rather than capitalizing interest incurred on expenditures made in connection with the Company’s exploration and development projects as permitted under ASC 835-20, Capitalized Interest. This resulted in overstated interest expense on the consolidated statement of operations for the year ended December 31, 2023, and a corresponding understatement of oil and gas properties on the consolidated balance sheet as of December 31, 2023. There was no impact to the 2022 consolidated financial statements for capitalized interest.

The following tables present a reconciliation from the figures as previously reported to the restated amounts for the Company’s consolidated balance sheets, statements of operations, statements of cash flows, and statements of changes in equity as of and for the years ended December 31, 2023 and 2022.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Corrected Consolidated Balance Sheets

	December 31, 2023
(in thousands)	As Previously Reported	Debt Issuance Costs, Capitalized Interest and Other Corrections	As Restated
Oil and gas properties	$476,264	$2,075	$478,339
Net oil and gas properties	421,593	2,075	423,668
Total assets	491,092	2,075	493,167
Long-term debt, net of current portion	329,519	(34,352)	295,167
Total liabilities	532,353	(34,352)	498,001
Member’s equity (deficit)	(41,261)	36,427	(4,834)
Total liabilities and member’s equity (deficit)	491,092	2,075	493,167

	December 31, 2022
(in thousands)	As Previously Reported	Misstatement Corrections to 2022 GAAS Financials	Debt Issuance Costs, Capitalized Interest and Other Corrections	As Restated
Oil and gas properties	$165,252	$138	$—	$165,390
Accumulated depletion and impairment	(22,839)	2,204	—	(20,635)
Net oil and gas properties	142,413	2,342	—	144,755
Right-of-use assets	2,152	(354)	—	1,798
Total assets	155,013	2,007	—	157,020
Accounts payable	18,583	855	—	19,438
Escrow account	—	701	—	701
Current operating lease liabilities	413	(108)	—	305
Accrued and other liabilities	2,908	(672)	—	2,236
Total current liabilities	80,457	776	—	81,233
Long-term debt, net of current portion	64,501	(684)	(4,336)	59,481
Accrued interest	306	(15)	—	291
Operating lease liabilities	1,853	(256)	—	1,597
Asset retirement obligations	62	150	—	212
Total liabilities	152,712	(29)	(4,336)	148,347
Member’s equity	2,301	2,036	4,336	8,673
Total liabilities and member’s equity (deficit)	155,013	2,007	—	157,020

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Corrected Consolidated Statements of Operations

	Year ended December 31, 2023
(in thousands)	As Previously Reported	Debt Issuance Costs, Capitalized Interest and Other Corrections	As Restated
Advertising and marketing	$36,696	$(32,560)	$4,136
Selling, general and administrative	19,112	(4,798)	14,314
Payroll and payroll-related	18,817	(6,084)	12,733
Total operating expenses	129,560	(43,442)	86,118
Income (loss) from operations	(11,455)	43,442	31,987
Interest expense	(36,859)	(11,023)	(47,882)
Loss on debt extinguishment	—	(328)	(328)
Total other expenses	(36,825)	(11,351)	(48,176)
Net income (loss)	(48,280)	32,091	(16,189)

	Year ended December 31, 2022
(in thousands)	As Previously Reported	Misstatement Corrections to 2022 GAAS Financials	Debt Issuance Costs, Capitalized Interest and Other Corrections	As Restated
Mineral and royalty revenues	$57,563	$(3,009)	$—	$54,554
Total revenues	57,563	(3,009)	—	54,554
Cost of sales	12,582	(3,009)	—	9,573
Depreciation, depletion, amortization, and accretion	14,337	(2,193)	—	12,144
Advertising and marketing	5,350	—	(3,997)	1,353
Selling, general, and administrative	9,356	(3,793)	—	5,563
Payroll and payroll-related expenses	3,412	3,965	(1,354)	6,023
Total operating expenses	45,037	(5,030)	(5,351)	34,656
Income from operations	12,526	2,021	5,351	19,898
Interest expense	(10,990)	20	(923)	(11,893)
Loss on debt extinguishment	—	—	(92)	(92)
Total other expenses	(13,229)	20	(1,015)	(14,224)
Net income (loss)	(703)	2,041	4,336	5,674

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Corrected Consolidated Statements of Changes in Equity

(in thousands)	As Previously Reported	Misstatement Corrections to 2022 GAAS Financials	Debt Issuance Costs, Capitalized Interest and Other Corrections	As Restated
Balance at December 31, 2021 (As Restated)	$2,908	$(4)	$—	$2,904
Contributions	200	—	—	200
Distributions	(105)	—	—	(105)
Net loss (As Restated)	(703)	2,041	4,336	5,674

Balance at December 31, 2022 (As Restated)	$2,300	$2,037	$4,336	$8,673

Balance at December 31, 2022 (As Restated)	4,337	—	4,336	8,673
Contributions	10,150	—	—	10,150
Distributions	(7,468)	—	—	(7,468)
Net income (As Restated)	(48,280)	—	32,091	(16,189)

Balance at December 31, 2023 (As Restated)	$(41,261)	$—	$36,427	$(4,834)

Corrected Consolidated Statements of Cash Flows

	Year ended December 31, 2023
(in thousands)	As Previously Reported	Debt Issuance Costs, Capitalized Interest and Other Corrections	As Restated
Net loss	$(48,280)	$32,091	$(16,189)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of debt discount and debt issuance costs	656	13,097	13,753
Loss on debt extinguishment	—	328	328
Net cash (used in) provided by operating activities	(47,342)	45,516	(1,826)
Additions to oil and gas properties and leases	(286,417)	7,756	(278,661)
Payments of debt issuance costs	—	(43,441)	(43,441)
Payments of deferred closings	6,851	(9,831)	(2,980)
Net cash provided by financing activities	334,580	(53,272)	281,308

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Year ended December 31, 2022
(in thousands)	As Previously Reported	Misstatement Corrections to 2022 GAAS Financials	Debt Issuance Costs, Capitalized Interest and Other Corrections	As Restated
Net income (loss)	$(703)	$2,041	$4,336	$5,674
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation, depletion, amortization, and accretion	14,337	(2,193)	—	12,144
Amortization of right-of-use assets	114	(10)	—	104
Amortization of debt discount and debt issuance costs	1,004	(987)	923	940
Unrealized loss (gain) on derivatives	—	(46)	—	(46)
Loss on debt extinguishment	—	—	92	92
Changes in operating assets and liabilities:
Earnest payments	—	(788)	—	(788)
Accounts payable	321	23	—	344
Accrued and other liabilities	1,006	864	—	1,870
Escrow account	—	701	—	701
Accrued interest	868	(577)	—	291
Other	(658)	705	—	47
Net cash provided by operating activities	13,559	(268)	5,351	18,642
Additions to oil and gas properties and leases	(100,224)	17	8,944	(91,263)
Net cash used in investing activities	(100,849)	17	8,944	(91,888)
Proceeds from issuances of debt, net of discount	85,136	(4,388)	(249)	80,499
Payments of debt issuance costs	—	—	(5,351)	(5,351)
Repayments of debt	(1,000)	3,687	—	2,687
Payments of deferred closings	7,653	605	(8,695)	(437)
Net cash flows provided by financing activities	91,884	(96)	(14,295)	77,493

Note 4 – Oil and Gas Properties

Oil and gas properties, net consist of the following:

	December 31,
(in thousands)	2024	2023	2022
Proved oil and natural gas properties(a)	$687,366	$371,625	$123,527
Unproved oil and natural gas properties	318,855	106,714	41,863

Total oil and gas properties	1,006,221	478,339	165,390
Less: Accumulated depletion and impairment	(140,376)	(54,671)	(20,635)

Oil and gas properties, net	$865,845	$423,668	$144,755

(a)	Represents proved and undeveloped (i.e., wells in progress) and proved and producing properties.

The Company considers a property proved when geological and engineering data can demonstrate with reasonable certainty that estimated quantities of oil, natural gas, and NGLs can be recoverable from known reservoirs in future periods under the economic and operating conditions (i.e., prices and costs) that exist at the time the estimates are made.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

A property is unproved when there are currently no producing wells pooling the property. For the majority of the value of the unproven properties in 2024, the Company has analyzed the wells within a 10-mile radius of the property to conclude the property is economically viable for oil extraction and has the potential to be drilled and become proved reserves.

Depletion on oil and gas properties was $84.8 million, $34.0 million, and $12.0 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Depreciation expense on the Company’s equipment and other property was $0.1 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Impairment

When the Company performs its annual impairment test or circumstances indicate that the proved oil and gas properties may be impaired, the Company compares expected undiscounted future cash flows to the assets’ carrying value grouped by geologic basin. If the undiscounted future cash flows, based on the Company’s estimate of significant Level 3 inputs, including futures prices, anticipated production from proved reserves and other relevant data, are lower than the assets’ carrying value, the carrying value is reduced to fair value. Impairment expense also includes write-offs associated with title defects and lease expirations of the Company’s oil and gas properties, which totaled $0.6 million for the year ended December 31, 2024. In 2023, the Company’s proved natural gas properties with a carrying value of approximately $2.0 million were written down to their fair value of approximately $1.0 million due to a decline in the Henry Hubs future price. Impairment expense of approximately $1.0 million was recognized for the year ended December 31, 2023.

Note 5 – Revenue

Revenue from contracts with customers is presented as mineral and royalty revenues and product sales on the consolidated statements of operations. The Company is paid mineral and royalty revenue monthly by the various operators and working interest owners within the pooled units that the Company owns, and PhoenixOp is paid revenue monthly for the commodities it extracts and delivers to purchasers. Mineral and royalty revenues within the mineral and non-operating segment are presented net of post-production costs charged by the operator, whereas product sales revenue within the operating segment are presented separately from post-production costs, including transportation costs, on the consolidated statements of operations. Other costs, including severance taxes and lease operating expenses are presented as cost of sales on the consolidated statements of operations for both the mineral and non-operating and operating segments.

In 2024, the Company began generating revenues from performing saltwater disposal services on wells in which it is the operator. Revenues are driven primarily by the volumes of produced water and flowback water the Company injects into its saltwater disposal facilities and the fees the Company charges for these services. Fees are charged on a per-barrel basis and are recognized as revenues in accordance with ASC 606.

Other revenue is comprised of redemption fees that are charged to investors, generally upon the early redemption of their investments. For the securities segment, other revenue also includes intersegment interest revenue earned from the mineral and non-operating and operating segments that is eliminated in the consolidated statements of operations.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The following table presents the Company’s revenue from contracts with customers and other revenue for the years ended December 31, 2024, 2023, and 2022 by segment:

	Year Ended December 31, 2024
(in thousands)	Mineral and Non-Operating	Operating	Securities	Eliminations	Total
Revenue from customers	$152,999	$128,127	$—	$—	$281,126
Other revenue	—	—	101	—	101
Intersegment revenue	136	—	102,030	(102,166)	—

Total	$153,135	$128,127	$102,131	$(102,166)	$281,227

	Year Ended December 31, 2023
(in thousands)	Mineral and Non-Operating	Operating	Securities	Eliminations	Total
Revenue from customers	$116,863	$1,225	$—	$—	$118,088
Other revenue	—	—	17	—	17
Intersegment revenue	39	—	40,492	(40,531)	—

Total	$116,902	$1,225	$40,509	$(40,531)	$118,105

	Year Ended December 31, 2022
(in thousands)	Mineral and Non-Operating	Operating	Securities	Eliminations	Total
Revenue from customers	$54,554	$—	$—	$—	$54,554
Intersegment revenue	—	—	4,991	(4,991)	—

Total	$54,554	$—	$4,991	$(4,991)	$54,554

The following tables present the Company’s revenue from contracts with customers disaggregated by product type for the periods presented:

	Year Ended December 31, 2024
(in thousands)	Mineral and Non-Operating	Operating	Securities	Eliminations	Total
Crude oil	$138,640	$123,340	$—	$—	$261,980
Natural gas sales	5,424	315	—	—	5,739
NGL	8,935	1,994	—	—	10,929
Water services	—	2,478	—	—	2,478

Total	$152,999	$128,127	$—	$—	$281,126

	Year Ended December 31, 2023
(in thousands)	Mineral and Non-Operating	Operating	Securities	Eliminations	Total
Crude oil	$104,631	$1,140	$—	$—	$105,771
Natural gas sales	6,776	14	—	—	6,790
NGL	5,456	71	—	—	5,527

Total	$116,863	$1,225	$—	$—	$118,088

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Year Ended December 31, 2022
(in thousands)	Mineral and Non-operating	Operating	Securities	Eliminations	Total
Crude oil	$47,493	$—	$—	$—	$47,493
Natural gas sales	7,061	—	—	—	7,061

Total	$54,554	$—	$—	$—	$54,554

The following table summarizes major customers that make up 10% or more of accounts receivable as of December 31, 2024, 2023, and 2022:

	December 31,
	2024	2023	2022
Customer A	17%	—%	34%
Customer B	15%	—%	—%
Customer C	13%	—%	—%
Customer D	—%	26%	—%
Customer E	—%	14%	—%
Customer F	—%	—%	10%

The following table summarizes major customers that make up 10% or more of revenue for the years ended December 31, 2024, 2023, and 2022:

	Year Ended December 31,
	2024	2023	2022
Customer A	21%	—%	—%
Customer B	—%	11%	14%
Customer C	—%	—%	16%
Customer D	—%	—%	16%
Customer E	—%	—%	15%

Note 6 – Derivatives

The Company periodically enters into commodity derivative contracts to manage its exposure to crude oil price risk. Additionally, the Company is required to hedge a portion of anticipated crude oil production for future periods pursuant to its debt covenants under the Fortress Credit Agreement, as further described in Note 8 – Debt. The Company does not enter into derivative contracts for speculative trading purposes.

When the Company utilizes crude oil commodity derivative contracts, it expects to enter into put/call collars, fixed swaps or put options to hedge a portion of its anticipated future production. A collar contract establishes a floor and ceiling price on contracted volumes and provides payment to the Company if the index price falls below the floor or requires payment by the Company if the index price rises above the ceiling. A fixed swap contract sets a fixed price and provides payment to the Company if the index price is below the fixed price or requires payment by the Company if the index price is above the fixed price. A put arrangement gives the Company the right to sell the underlying crude oil commodity at a strike price and provides payment to the Company if the index price falls below the strike price. No payment or receipt occurs if the index price is higher than the strike price. As of December 31, 2024, the Company’s derivatives were comprised of crude oil commodity derivative contacts indexed to the U.S. New York Mercantile Exchange West Texas Intermediate (“WTI”). The Company has not designated its derivative contracts for hedge accounting and, as a result, records the net change in the

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

mark-to-market valuation of the derivative contracts and all payments and receipts on settled derivative contracts in its consolidated statements of operations. All derivative contracts are recorded at fair market value and included in the consolidated balance sheets as assets or liabilities. Derivative assets and liabilities are presented net on the consolidated balance sheets when a legally enforceable master netting arrangement exists with the counterparty.

As of December 31, 2024, the Company’s open crude oil derivative contracts consisted of the following:

	Settlement Period
(volumes in Bbl and prices in $/Bbl)	2025	2026	2027
Two-Way Collars
Notional Volumes	624,900	367,700	259,000
Weighted Average Ceiling Price	$76.02	$71.69	$69.86
Weighted Average Floor Price	$59.35	$56.01	$57.42
Swaps
Notional Volumes	2,174,200	1,260,000	894,000
Weighted Average Contract Price	$68.86	$64.62	$63.07

The following table summarizes the gains and losses on derivative instruments included on the consolidated statements of operations and the net cash payments thereto for the periods presented. Cash flows associated with these non-hedge designated derivatives are reported within operating activities on the consolidated statements of cash flows.

	Year Ended December 31,
(in thousands)	2024	2023	2022
Loss on derivative instruments	$(5,986)	$(32)	$(2,239)
Net cash receipts (payments) on derivatives	1,532	100	(1,328)

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

Certain assets and liabilities are reported at fair value on a recurring basis, including the Company’s derivative instruments. The fair values of the Company’s derivative contracts are measured internally using established commodity futures price strips for the underlying commodity provided by a reputable third party, the contracted notional volumes, and time to maturity. These valuations are Level 2 inputs.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The following table provides (i) fair value measurement information for financial assets and liabilities measured at fair value on a recurring basis, (ii) the gross amounts of recognized derivative assets and liabilities, (iii) the amounts offset under master netting arrangements with counterparties, and (iv) the resulting net amounts presented in the Company’s consolidated balance sheets as of December 31, 2024, 2023 and 2022. The net amounts are classified as current or noncurrent based on their anticipated settlement dates. Current derivative assets are presented as other current assets and current derivative liabilities are presented as a component of accrued and other liabilities on the consolidated balance sheets.

	December 31, 2024
(in thousands)	Balance Sheet Location	Level 1	Level 2	Level 3	Total Gross Fair Value	Gross Amounts Offset in Balance Sheet	Net Fair Value Presented in Balance Sheet
Assets
Commodity derivatives	Other current assets	$—	$2,138	$—	$2,138	$(2,037)	$101
Commodity derivatives	Other noncurrent assets	—	3,000	—	3,000	(3,000)	—

		$—	$5,138	$—	$5,138	$(5,037)	$101

Liabilities
Commodity derivatives	Accrued and other liabilities	$—	$(4,574)	$—	$(4,574)	$2,037	$(2,537)
Commodity derivatives	Other noncurrent liabilities	—	(7,858)	—	(7,858)	3,000	(4,858)

		$—	$(12,432)	$—	$(12,432)	$5,037	$(7,395)

	December 31, 2023
(in thousands)	Balance Sheet Location	Level 1	Level 2	Level 3	Total Gross Fair Value	Gross Amounts Offset in Balance Sheet	Net Fair Value Presented in Balance Sheet
Assets
Commodity derivatives	Other current assets	$—	$71	$—	$71	$—	$71

		$—	$71	$—	$71	$—	$71

Liabilities
Commodity derivatives	Accrued and other liabilities	$—	$—	$—	$—	$—	$—

		$—	$—	$—	$—	$—	$—

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	December 31, 2022
(in thousands)	Balance Sheet Location	Level 1	Level 2	Level 3	Total Gross Fair Value	Gross Amounts Offset in Balance Sheet	Net Fair Value Presented in Balance Sheet
Assets
Commodity derivatives	Other current assets	$—	$18	$—	$18	$(18)	$—

		$—	$18	$—	$18	$(18)	$—

Liabilities
Commodity derivatives	Accrued and other liabilities	$—	$(20)	$—	$(20)	$18	$(2)

		$—	$(20)	$—	$(20)	$18	$(2)

Note 7 – Asset Retirement Obligations

The Company’s asset retirement obligations relate to the future plugging and abandonment of wells and related facilities. As of December 31, 2024, 2023 and 2022, the net present value of the total ARO was estimated to be $1.3 million, $0.6 million and $0.2 million, respectively, with the undiscounted value being $12.9 million, $7.7 million and $2.7 million, respectively. Total ARO shown in the table below consists of amounts for future plugging and abandonment liabilities on wellbores in which the Company has a working interest or are operated by the Company, adjusted for inflation at a rate of 2.56%, 2.50% and 2.55% per annum as of December 31, 2024, 2023 and 2022, respectively. These values are discounted to present value using a rate of 10.0% per annum for the years ended December 31, 2024, 2023 and 2022.

The following table summarizes the changes in the ARO for the periods presented:

	Year Ended December 31,
(in thousands)	2024	2023	2022
Asset retirement obligations at beginning of period	$697	$212	$40
Additions	1,430	430	155
Derecognition	(975)	—	—
Accretion	180	55	17
Revisions in estimated cash flows	15	—	—

Asset retirement obligations at end of period(a)	$1,347	$697	$212

(a)

Current ARO is classified as a component of accrued and other liabilities and noncurrent ARO is classified as asset retirement obligations on the consolidated balance sheets. As of December 31, 2024 and 2023, current ARO was approximately $0.2 million and $0.1 million, respectively, and noncurrent ARO was approximately $1.2 million and $0.6 million, respectively.

ARO is measured using primarily Level 3 inputs. The significant unobservable inputs to this fair value measurement include estimates of plugging costs, remediation costs, inflation rate, and well life. The inputs are calculated based on historical data as well as current estimated costs.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 8 – Debt

Short-Term Debt

Amarillo National Bank Credit Agreement

In July 2023, the Company entered into a one-year credit agreement with Amarillo National Bank (“ANB”) for a $30.0 million revolving line of credit (the “ANB Credit Agreement”). The Company fully repaid the ANB Credit Agreement in August 2024 with proceeds received from the Fortress Term Loan, as further described below. The ANB Credit Agreement bore interest at the Wall Street Journal’s prime rate plus 3.0% per annum, with a floor of 9.0% per annum. Interest expense of $2.1 million and $1.5 million was attributable to the ANB Credit Agreement for the years ended December 31, 2024 and 2023, respectively. There was no outstanding balance under the ANB Credit Agreement as of December 31, 2024. As of December 31, 2023, the outstanding balance of the ANB Credit Agreement was $19.1 million.

Merchant Cash Advances

In December 2024, Phoenix Energy fully repaid its outstanding balances under the merchant cash advance agreements it had entered into with several financial institutions. The Company sold its future receivables for cash advances under these agreements, which were short-term and required the Company to repay the advances on a weekly or bi-weekly basis. Repayment amounts incorporated factor rates, which indicate the percentage of the loan amount that is to be repaid, ranging from 1.17 to 1.23 for merchant cash advances outstanding of $6.7 million as of December 31, 2023, and 1.15 to 1.33 for merchant cash advances outstanding of $6.8 million as of December 31, 2022. Interest expense attributable to the merchant cash advances was $3.0 million, $2.5 million, and $2.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Long-Term Debt

The following table summarizes the Company’s long-term debt for the periods presented:

	Maturity Date			December 31,
(in thousands)	Earliest Date	Latest Date	Interest Rate(a)	2024	2023	2022
Unsecured debt - Regulation D	1/10/2025	12/10/2035	5.0% to 15.0%	$497,823	$313,681	$46,979
Unsecured debt - Regulation A	1/10/2025	8/10/2027	9.0%	104,884	85,250	35,868
Adamantium Securities	1/10/2029	12/10/2035	13.0% to 16.5%	135,180	22,824	—
Fortress Term Loan	—	12/18/2027	Term SOFR + 7.10%	250,000	—	—
Cortland Line of Credit	—	—	— %	—	—	23,000
Cortland Term Loan	—	—	— %	—	—	3,833
Other				—	289	369

Total outstanding debt				987,887	422,044	110,049

Less: Unamortized debt discount and issuance costs(b)				(89,432)	(39,839)	(4,529)
Less: Current portion of long-term debt				(103,240)	(87,038)	(46,039)

Total long-term debt, net of current portion				$795,215	$295,167	$59,481

(a)	Represents the contractual interest rate as of December 31, 2024.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)

Amortized into interest expense using the effective interest method. Write-offs of debt issuance costs associated with the redemption of bonds issued under the Company’s unregistered debt offerings are classified as loss on debt extinguishment in the consolidated statements of operations.

The following table summarizes the aggregate contractual annual maturities for the Company’s long-term debt outstanding as of December 31, 2024, excluding unamortized debt discount and issuance costs:

(in thousands)
Year Ending December 31,	Amount
2025	$103,319
2026	203,279
2027	212,976
2028	14,724
2029	43,700
Thereafter	409,889

Total	$987,887

Unsecured Debt

Phoenix Energy has several bond offerings issued under Regulation A and Rule 506(c) of Regulation D of federal securities law. Under the federal securities laws, any offer or sale of a security must be registered with the Securities Exchange Commission (“SEC”) or qualify for an exemption. Regulation A and Regulation D provide certain exemptions from the registration requirements, which allow companies to offer and sell their securities without having to register the offering with the SEC. The Company first commenced its bond offerings pursuant to Regulation D in July 2020, and subsequently Regulation A in December 2021, and have since issued a cumulative combined total of $948.5 million of debt to investors from inception through December 31, 2024. The bonds have terms ranging from one to eleven years. In instances where interest is compounded, interest is accrued monthly. Interest expense attributable to these bonds totaled $60.7 million, $29.5 million, and $4.1 million for the years ended December 31, 2024, 2023, and 2022 respectively.

In March 2024, the Company filed an amendment to the Form 1-A that was originally qualified by the SEC in December 2021 (as amended) to update the maximum offering available for sale of the Company’s 9.0% unsecured bonds. This amendment offered up to $31.7 million of the Company’s bonds, which, under Regulation A, represented the maximum that could be offered out of the $75.0 million limit on securities the Company was authorized to issue over a rolling twelve-month period. The Company issued $31.6 million of Regulation A bonds during the year ended December 31, 2024, of which $1.8 million was subsequently early redeemed.

Adamantium Securities

In September 2023, the Company, through its wholly-owned subsidiary, Adamantium, commenced an offering of bonds exempt from registration pursuant to Rule 506(c) of Regulation D (the “Adamantium Bonds”). The Adamantium Bonds offer high net worth individuals a debt instrument that is unsecured but structurally senior to other bonds sold by the Company under Regulation A and Regulation D. The Adamantium Bonds have maturity terms that range from five to eleven years and bear interest ranging from 13.0% to 16.5% per annum. In November 2024, Adamantium issued a $7.0 million seven-year promissory note to an investor bearing interest at 16.5% per annum (the “Adamantium Secured Note,” and together with the Adamantium Bonds, “the Adamantium Securities”). The Adamantium Securities contain customary events of default and may be redeemed at the option of Adamantium at any time without premium or penalty. The holders of Adamantium Bonds also have a right to request redemption of their bonds in certain circumstances at a discount to par, subject to a limit of

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

10% of the then-outstanding principal amount of Adamantium Bonds in any given calendar year. The holder of the Adamantium Secured Note has the right to request redemption of its note at par, subject to a limit of $5.0 million in aggregate principal amount of the Adamantium Secured Note in any 12-month period.

Cortland Credit Line of Credit and Term Loan

In October 2021, the Company obtained a $23.0 million revolving line of credit with Cortland Credit Lending Corporation (“Cortland”) due in October 2023 (the “Cortland Line of Credit”). The Cortland Line of Credit accrued interest at a variable rate per annum equal to the greater of (a) 10.50% or (b) the TD Bank US Prime Rate plus 7.25% and was payable monthly. Subsequently, in October 2022, the Company issued a $5.0 million five-year term loan with Cortland bearing the same interest rate as the Cortland Line of Credit, plus an additional fixed fee of $83,333 per month.

In April 2023, the Company agreed to a “term out” of its existing obligations with Cortland and converted the line of credit and term loan into a $26.8 million term loan maturing in January 2024 (the “Cortland Term Loan”). The Company was required to repay the Cortland Term Loan in ten equal payments of $2.7 million per month, plus interest. There were no changes to the interest rate terms resulting from the term out conversion. In July 2023, the Company fully repaid the Cortland Term Loan with the proceeds of the ANB Credit Agreement (as defined above). Interest expense attributable to Cortland of $2.1 million and $3.3 million was recognized for the years ended December 31, 2023 and 2022, respectively. Prior to the repayment, our obligations under the credit agreements with Cortland were collateralized by the Company’s oil and gas properties.

Fortress Credit Agreement

In August 2024, the Company entered into a secured credit agreement (the “Fortress Credit Agreement”) with Fortress Credit Corp. (“Fortress”) for a $100.0 million term loan facility (the “Fortress Term Loan”), borrowed in full upon closing, and a $35.0 million delayed draw term loan facility (the “DDTL Facility”) that was subsequently drawn in October 2024. In December 2024, the Company entered into an amendment with Fortress which provided for a new tranche of term loans in an aggregate principal amount of $115.0 million (the “Fortress Tranche C Loan” and, together with the Fortress Term Loan and the DDTL Facility, the “Fortress Loans”) that was borrowed in full immediately upon closing. The proceeds from the Fortress Loans were used, in part, to pay all amounts owed under the ANB Credit Agreement. The remaining proceeds are being used for the development of the Company’s oil and gas properties in accordance with the approved plan of development provided in the Fortress Credit Agreement. Debt issuance costs of $4.3 million, together with the $7.5 million debt discount associated with the Fortress Loans, are amortized to interest expense over the term of the loan.

The Fortress Loans bear interest at a rate per annum equal to Term Secured Overnight Financing Rate (“SOFR”) plus a margin of 7.1%, which is due and payable at the last day of each fiscal quarter. As of December 31, 2024, the all-in interest rate was 11.7%. The amendment the Company entered into December 2024 extended the maturity date from August 2027 to December 2027 and revised the repayment schedule such that at least $125.0 million of the outstanding principal is to be repaid by December 2026, with the remainder due upon maturity. Additionally, in connection with any payment in full of the Fortress Loans, the Company is required to pay a repayment premium in an amount that achieves a multiple on invested capital of 1.18, as defined in the Fortress Credit Agreement.

The Fortress Credit Agreement also includes an $8.5 million tranche of loans (the “Tranche B Loan”), which represents a contingent principal obligation that is only due and payable (together with accrued interest thereon) upon certain conditions occurring, including payment defaults under the Fortress Credit Agreement or a bankruptcy filing by the Company. No value was attributed to this embedded feature as this feature was determined to be triggered by events with only a remote probability of occurrence.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Loans under the Fortress Credit Agreement are secured by substantially all of the assets of Phoenix Energy, PhoenixOp and certain of the Company’s other wholly-owned subsidiaries. The Fortress Credit Agreement also contains various customary affirmative and negative covenants, including financial covenants that require the Company to maintain (a) a maximum total secured leverage ratio as of the last day of any fiscal quarter ending on or before December 31, 2025 of less than or equal to 2.00 to 1.00 (commencing with the fiscal quarter ending December 31, 2024) and (i) as of the last day of any fiscal quarter ending on or after March 31, 2026 of less than or equal to 1.50 to 1.00, (b) a minimum current ratio as of the last day of each calendar month of (i) 0.90 to 1.00 from September 30, 2024 through October 31, 2024, (ii) 0.80 to 1.00 from November 30, 2024 through November 30, 2025, (iii) 0.90 to 1.00 from December 31, 2025 through December 31, 2026 and (iv) 1.00 to 1.00 for each calendar month ending thereafter and (c) a minimum asset coverage ratio as of the last day of any fiscal quarter of at least 2.00 to 1.00. Additionally, the Fortress Credit Agreement requires the Company to enter into and maintain through September 30, 2025, hedges covering at least 75% of the initially anticipated monthly production of crude oil from the Company’s proved developed reserves for a 36-month period. See Note 6 – Derivatives. As of December 31, 2024, we were in compliance with all covenants contained in the Fortress Credit Agreement.

Interest Expense on Debt

The following table presents the total interest expense incurred on the Company’s debt:

	Year Ended December 31,
(in thousands)	2024	2023	2022
Stated interest	$85,409	$36,204	$10,953
Amortization of debt discount and debt issuance costs	16,621	13,753	940

Total interest cost	102,030	49,957	11,893
Capitalized interest	(11,820)	(2,075)	—

Total interest expense, net	$90,210	$47,882	$11,893

Note 9 – Accrued and Other Liabilities

The following table summarizes the Company’s accrued and other liabilities for the periods presented:

	December 31,
(in thousands)	2024	2023	2022
Accrued capital expenditures and lease operating expenses	$37,150	$1,373	$959
Revenue payables	4,441	383	—
Accrued personnel costs	4,316	803	161
Advances from joint interest partners	4,105	1,785	—
Current derivative liabilities	2,537	—	2
Accrued interest	1,746	1,873	108
Unredeemed matured bonds	1,338	—	—
Asset retirement obligations	165	112	—
Other	1,549	59	1,006

Total	$57,346	$6,388	$2,236

Accrued capital expenditures and lease operating expenses are primarily associated with drilling, completion and operating activities on wells operated by PhoenixOp. As of December 31, 2024, PhoenixOp had placed 32 wells into production and had an additional 39 wells in various stages of development.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In circumstances where the Company serves as the operator, the Company receives production proceeds from the purchaser and distributes the amounts to other royalty owners based on their respective ownership interests. Production proceeds that the Company has not yet distributed to these owners are reflected as revenue payables and classified as a component of accrued and other liabilities in the consolidated balance sheets. The Company recognizes revenue for only its net revenue interest in oil and natural gas properties.

Note 10 – Deferred Closings

Deferred closings represent agreements entered into by the Company with mineral interest owners that provide for the acquisition price to be paid in installments. Deferred closing arrangements have terms ranging from 11 to 48 months and interest rates ranging from 8.0% to 15.0% per annum. Interest is accrued on a quarterly basis.

The following table summarizes the aggregate annual contractual settlements for the Company’s deferred closing arrangements as of December 31, 2024:

(in thousands)
Year Ending December 31,	Amount
2025	$7,189
2026	3,260
2027	64
2028	—
2029	—
Thereafter	—

Total	$10,513

Note 11 – Equity-Based Compensation

In December 2024, the Company adopted the 2024 Long-Term Incentive Plan (the “2024 Incentive Plan”). Under the 2024 Incentive Plan, Phoenix Equity, the Company’s parent, may grant awards to service providers of the Company, which may be paid in units, cash, or other property, as determined by each individual award agreement. Unit awards may be granted with performance conditions and service conditions, depending on the individual award, and may be subject to vesting or other terms. Performance conditions are contingent on the specified condition being met, whereby service conditions depend solely on the employee rendering service to the Company for the requisite service period as defined within each individual award agreement. The 2024 Incentive Plan provides for the issuance of Class A Units, Class B Units and Phantom Units of Phoenix Equity’s interests to service providers of the Company, including employees and independent contractors. Each of the Class A, B and Phantom Units are entitled to distributions to the extent such distributions are declared by Phoenix Equity. No distributions have been declared or paid to date. As of December 31, 2024, 0.9 million of Class A Units and 2.8 million of Class B Units were authorized and issued to employees, and 1.0 million Phantom Units were authorized but not yet issued.

The 2024 Incentive Plan superseded and replaced all prior incentive plans, and resulted in the cancellation and termination of any previously outstanding awards, wherein 2.4 million previously granted unit awards to 10 grantees were canceled and regranted. Regranted unit awards included updated terms and conditions, including updated performance and service vesting conditions. However, with respect to 289,290 Class A units and 249,460 Class B units, no new vesting conditions were added, and upon the cancellation and regrant, the Company recognized no additional equity-based compensation expense for these vested unit awards for the year ended December 31, 2024.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

A summary of the activity under the 2024 Incentive Plan as of December 31, 2024, and changes during the year then ended, is presented below.

	Number of Units	Weighted Average Per Share Grant Date Fair Value
Nonvested at December 31, 2023	—	$—
Granted - Class A Units	610,710	55.74
Granted - Class B Units	2,564,440	55.74
Vested	—	—
Forfeited	—	—

Nonvested at December 31, 2024	3,175,150

During the year ended December 31, 2024, Phoenix Equity granted 0.6 million Class A unit awards and 2.6 million Class B unit awards contingent on the achievement of a performance condition (the “performance unit awards”), all of which will only vest upon the Company undergoing a liquidity event (e.g., change in control). No compensation cost will be recognized for the performance unit awards until a liquidity event occurs. The Company has elected to account for forfeitures as they occur.

As of December 31, 2024, there was $177.0 million of total unrecognized compensation cost related to nonvested performance unit awards granted under the 2024 Incentive Plan, measured based on the fair value of the awards; that cost is expected to be recognized at the time a liquidity event occurs.

The fair value of each unit granted under the 2024 Incentive Plan was valued on the date of grant under an independent third-party valuation, which included a combination of an income approach, based on the present value of estimated future cash flows, and a market approach based on market data of comparable businesses. The weighted-average assumptions used in the valuation of performance unit awards granted for the year ended December 31, 2024, are presented in the table below:

2024
Dividend yield(a)	—%
Risk-free interest rate(b)	4.38%
Expected volatility(c)	57.50%
Expected term (in years)(d)	5.00
Discount for lack of marketability(e)	30.00%

(a)	The Company has no history or expectation of paying cash dividends on its awards.
(b)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.
(c)

Volatility was estimated based on the different interests being appraised, leveraging historical volatility for comparable publicly traded organizations within its industry. The Company lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies within the industry with characteristics similar to the Company.

(d)	The expected term represents the estimated period, in years, until a liquidity event occurs.
(e)	Discount for lack of marketability was determined using the Restricted Stock Studies, Chaffee Put Option, Finnerty’s Put Option, and Qualitative Mandelbaum Factor approaches.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 12 – Related Parties

Debt Offerings

Certain of the Company’s executives and their family members participate in the Company’s unregistered debt offerings. During the years ended December 31, 2024, 2023, and 2022, these officers and their family members purchased, in aggregate, 4,458, 2,847 and 924 of the combined Regulation A+ and Regulation D bonds, respectively, for a total purchase price of $4.4 million, $2.8 million and $0.9 million. Interest expense attributable to these securities was $0.5 million, $0.2 million, and less than $1.0 million for the years ended December 31, 2024, 2023, and 2022, respectively. As of December 31, 2024, 2023, and 2022, there were 2,860, 2,055, and 759 of bonds outstanding with carrying values of $2.9 million, $2.0 million, and $0.8 million, respectively.

Lion of Judah

The Company paid interest expense of less than $0.2 million to a financial institution on behalf of Lion of Judah related to a certain financing agreement between Lion of Judah and the financial institution for the year ended December 31, 2024. No such payments were made in the prior periods. Interest payments made by the Company on behalf of Lion of Judah are discretionary in nature.

Note 13 – Leases

The Company leases its office facilities under noncancelable multi-year operating lease agreements. The Company determines whether a contract contains a lease at inception by determining if the contract conveys the right to control the use of identified office space for a period of time in exchange for consideration. The Company’s lease agreements contain lease and non-lease components, which are generally accounted for separately with amounts allocated to the lease and non-lease components based on relative stand-alone prices.

Right of use (“ROU”) assets and lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. Renewal and termination clauses that are factored into the determination of the lease term if it is reasonably certain that these options would be exercised by the Company. Lease assets are amortized over the lease term unless there is a transfer of title or purchase option reasonably certain of exercise, in which case the asset life is used. The Company’s lease agreements include variable payments. Variable lease payments not dependent on an index or rate primarily consist of common area maintenance charges and are not included in the calculation of the ROU asset and lease liability and are expensed as incurred. In order to determine the present value of lease payments, the Company uses the implicit rate when it is readily determinable or the Company’s incremental borrowing rate based on the Company’s existing line of credit facilities.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2024, the Company does not have leases where it is involved with the construction or design of an underlying asset, has no material obligation for leases signed but not yet commenced and does not have any material sublease activities.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The following table summarizes the Company’s future minimum lease payments as of December 31, 2024:

(in thousands)
Year Ending December 31,	Amount
2025	$1,293
2026	1,328
2027	1,329
2028	1,262
2029	1,218
Thereafter	3,047

Total lease payments	9,477
Less: interest	(2,961)

Present value of lease liabilities	$6,516

The following table shows the line item classification of our right-of-use assets and lease liabilities on the Company’s consolidated balance sheets:

		December 31,
(in thousands)	Line item	2024	2023	2022
Right-of-use assets – operating	Right of use assets, net	$6,010	$4,542	$1,798

Total right-of-use assets		$6,010	$4,542	$1,798

Current operating lease liabilities	Current operating lease liabilities	$656	$567	$305
Noncurrent operating lease liabilities	Operating lease liabilities	5,860	4,225	1,597

Total lease liabilities		$6,516	$4,792	$1,902

Weighted average remaining lease term (in years)		7.16	6.29	5.43
Weighted average discount rate		10.29%	9.16%	9.16%

	Year Ended December 31,
(in thousands)	2024	2023	2022
Operating leases(a)	$1,393	$1,168	$211
Short-term leases(a)	—	138	232
Variable lease payments(a)	83	20	2

Net operating lease cost	$1,476	$1,326	$445

(a)	Expenses are classified within selling, general and administrative expense on the consolidated statements of operations.

Note 14 – Defined Contribution Plan

The Company has a 401(k) defined contribution plan which permits participating employees to defer up to a maximum of 100% of their compensation, subject to limitations established by the Internal Revenue Service. In January 2024, the Company began providing matching contributions of up to 3.0% of the employees’ compensation which vest ratably over a three-year period. The Company recognized compensation cost of $0.2 million related to its contributions to the plan for the year ended December 31, 2024.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 15 – Commitments and Contingencies

For a summary of the Company’s lease obligations, see Note 13 – Leases.

Litigation

From time to time, the Company may become involved in other legal proceedings or be subject to claims arising in the ordinary course of business. Although the results of ordinary course litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these ordinary course matters will not have a material adverse effect on its business, financial condition, results of operations or cash flows. Regardless of the outcome, litigation can have an adverse impact because of defense and settlement costs, diversion of management resources and other factors.

Drilling Rig Contracts

The Company has entered into drilling rig contracts to procure drilling services for wells operated by PhoenixOp. The contracts are short-term and provide a daily operating rate as consideration for services performed by the third-party provider. As of December 31, 2024, the Company was subject to $8.4 million of commitments under these contracts.

Crude Oil Delivery Commitments

The Company, through PhoenixOp, is subject to an arrangement pursuant to which it has committed to provide a total of 3.65 million barrels of crude oil, with a yearly minimum of 730,000 barrels of crude oil, from January 2024 to December 2028. The Company is subject to a shortfall fee in the event it fails to meet this commitment. No shortfalls have occurred to date. As a part of this arrangement, PhoenixOp has dedicated to the counterparty certain rights to all oil extracted from its wells in certain properties in North Dakota. The Company delivered 2.3 million barrels of crude oil during the year ended December 31, 2024, and the remaining aggregate commitment under the contract as of December 31, 2024 is approximately 1.4 million barrels of crude oil.

Note 16 – Supplemental Information to Consolidated Statements of Cash Flows

The following table summarizes supplemental information to the consolidated statements of cash flows for the periods presented:

	Year Ended December 31,
(in thousands)	2024	2023	2022
Supplemental disclosure of cash flow information:
Cash interest paid, net of capitalized interest	$42,700	$23,802	$9,723
Cash paid for operating leases	927	569	188
Supplemental disclosure of non-cash transactions:
Capital expenditures in accounts payable and accrued and other liabilities	$29,895	$25,002	$15,746
Modification of right-of-use asset and lease liability	1,608	—	—
Right-of-use asset obtained in exchange for lease liability	503	3,166	1,902

Note 17 – Segments

Segment operating profit is used as a performance metric by the CODM in determining how to allocate resources and assess performance as this measure provides insight into the segments’ operations and overall

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

success of a segment for a given period. Segment operating profit is calculated as total segment revenue less operating costs attributable to the segment, which includes allocated corporate costs that are overhead in nature and not directly associated with the segments, such as certain general and administrative expenses, executive or shared-function payroll costs and certain limited marketing activities. Corporate costs are allocated to the segments based on usage and headcount, as appropriate. Segment operating profit excludes other income and expense, such as interest expense, interest income, gain (loss) on derivatives, loss on debt extinguishment, even though these amounts are allocated to the segments and provided to the CODM. Transactions between segments are accounted for on an accrual basis and are eliminated upon consolidation. Interest expense is allocated to the segments based on the carrying value of the oil and gas properties owned by the respective segment at the balance sheet date, and interest income and gain (loss) on derivatives are allocated using the same basis as corporate costs.

The following table summarizes segment operating profit (loss) and reconciliation to net income (loss) for the periods presented:

	Year Ended December 31,
(in thousands)	2024	2023	2022
Segment operating profit
Mineral and Non-operating	$43,499	$49,018	$23,248
Operating	44,145	(5,500)	—
Securities	86,781	28,961	1,641
Eliminations	(102,030)	(40,492)	(4,991)

Total segment operating profit	72,395	31,987	19,898

Interest income	705	66	—
Interest expense	(90,210)	(47,882)	(11,893)
Loss on derivatives	(5,986)	(32)	(2,239)
Loss on debt extinguishment	(1,697)	(328)	(92)

Net income (loss)	$(24,793)	$(16,189)	$5,674

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The following tables present financial information by segment as of and for the years ended December 31, 2024, 2023, and 2022.

	Year Ended December 31,
(in thousands)	2024	2023	2022
Significant expenses
Mineral and Non-Operating
Cost of sales	$30,236	$19,265	$9,573
Depreciation, depletion, amortization and accretion	50,607	34,193	12,144
Selling, general and administrative	14,362	6,813	3,712
Payroll and payroll-related	13,303	6,399	5,296
Other segment items(a)	1,128	1,214	581
Operating
Cost of sales	$33,847	$507	$—
Depreciation, depletion, amortization and accretion	35,370	35	—
Selling, general and administrative	6,215	2,786	—
Payroll and payroll-related	8,550	3,157	—
Other segment item(b)	—	240	—
Securities
Advertising and marketing	$679	$3,656	$772
Selling, general and administrative	8,590	4,715	1,851
Payroll and payroll-related	6,081	3,177	727
Interest expense
Mineral and non-operating	$63,782	$40,688	$11,893
Operating	26,428	7,194	—
Securities	102,030	40,492	4,991
Eliminations	(102,030)	(40,492)	(4,991)

Total interest expense	$90,210	$47,882	$11,893

Capital expenditures
Mineral and non-operating	$352,358	$231,285	$91,888
Operating	252,074	47,376	—
Eliminations	(166,729)	—	—

Total capital expenditures	$437,703	$278,661	$91,888

(a)	Other segment items include advertising and marketing expense, loss on sale of assets, and impairment expense.
(b)	Other segment item includes advertising and marketing expense.

	December 31,
(in thousands)	2024	2023	2022
Assets
Mineral and Non-operating	$898,300	$469,185	$157,020
Operating	332,721	68,821	—
Securities	6,918	29,448	—
Eliminations	(208,869)	(74,287)	—

Total assets	$1,029,070	$493,167	$157,020

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The following table summarizes the Company’s oil and natural properties by proved and unproved properties, location and by segment (before accumulated depletion):

	December 31, 2024
(in thousands)	Mineral and Non-Operating	Operating	Securities	Eliminations	Consolidated Total
Oil and natural gas properties, proved
Williston Basin	$184,740	$351,864	$—	$—	$536,604
Powder River Basin	47,780	—	—	—	47,780
Denver-Julesburg	45,193	—	—	—	45,193
Permian Basin	20,050	—	—	—	20,050
Marcellus	1,306	—	—	—	1,306
Uinta Basin	34,731	—	—	—	34,731
Other	1,702	—	—	—	1,702

Total proved properties	$335,502	$351,864	$—	$—	$687,366

Oil and natural gas properties, unproved
Williston Basin	$209,437	$7,300	$—	$—	$216,737
Powder River Basin	29,853	—	—	—	29,853
Denver-Julesburg	35,619	—	—	—	35,619
Permian Basin	6,752	—	—	—	6,752
Uinta Basin	28,045	—	—	—	28,045
Other	1,849	—	—	—	1,849

Total unproved properties	$311,555	$7,300	$—	$—	$318,855

	December 31, 2023
(in thousands)	Mineral and Non-Operating	Operating	Securities	Eliminations	Consolidated Total
Oil and natural gas properties, proved
Williston Basin	$189,651	$60,372	$—	$—	$250,023
Powder River Basin	38,536	—	—	—	38,536
Denver-Julesburg	46,781	—	—	—	46,781
Permian Basin	25,375	—	—	—	25,375
Uinta Basin	7,959	—	—	—	7,959
Other	2,951	—	—	—	2,951

Total proved properties	$311,253	$60,372	$—	$—	$371,625

Oil and natural gas properties, unproved
Williston Basin	$40,599	$5,120	$—	$—	$45,719
Powder River Basin	28,922	—	—	—	28,922
Denver-Julesburg	22,231	—	—	—	22,231
Permian Basin	1,001	—	—	—	1,001
Uinta Basin	8,379	—	—	—	8,379
Other	462	—	—	—	462

Total unproved properties	$101,594	$5,120	$—	$—	$106,714

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	December 31, 2022
(in thousands)	Mineral and Non-Operating	Operating	Securities	Eliminations	Consolidated Total
Oil and natural gas properties, proved
Williston Basin	$70,794	$—	$—	$—	$70,794
Powder River Basin	27,569	—	—	—	27,569
Denver-Julesburg	15,536	—	—	—	15,536
Permian Basin	9,618	—	—	—	9,618
Other	10	—	—	—	10

Total proved properties	$123,527	$—	$—	$—	$123,527

Oil and natural gas properties, unproved
Williston Basin	$14,269	$—	$—	$—	$14,269
Powder River Basin	1,336	—	—	—	1,336
Denver-Julesburg	14,755	—	—	—	14,755
Permian Basin	8,911	—	—	—	8,911
Other	2,592	—	—	—	2,592

Total unproved properties	$41,863	$—	$—	$—	$41,863

Note 18 – Subsequent Events

Management has evaluated subsequent events through March 26, 2025, in connection with the preparation of these consolidated financial statements, which is the date the consolidated financial statements were available to be issued. The Company has determined that there were no material such events that warrant disclosure or recognition in the consolidated financial statements, except for the following:

In January 2025, Phoenix Capital Group Holdings, LLC changed its name to Phoenix Energy One, LLC.

The Company is continuing to raise debt capital under its exempt debt offerings. Since the balance sheet date and through March 26, 2025, the Company issued approximately $107.6 million and $33.9 million of its Regulation D and Adamantium bonds, respectively, under the same terms and conditions as the existing securities.

Note 19 – Supplemental Information on Oil and Natural Gas Operations (unaudited)

Geographic Area of Operations

All of the Company’s proved reserves are located within the continental United States, with the majority concentrated in North Dakota, Montana, Utah, Texas, Colorado and Wyoming.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Costs Incurred in Oil and Natural Gas Property Acquisitions and Development Activities

Costs incurred in oil and natural gas property acquisition and development, whether capitalized or expensed, are presented below:

	Year Ended December 31,
(in thousands)	2024	2023	2022
Acquisition Costs of Properties
Proved	$202,725	$100,282	$35,998
Unproved	311,555	83,432	43,359
Development Costs	418,493	70,933	37,691

Total	$932,773	$254,647	$117,048

Property acquisition costs include costs incurred to purchase, lease or otherwise acquire a property. Development costs include costs incurred to gain access to and prepare development well locations for drilling, to drill and equip development wells, and to provide facilities to extract, treat and gather natural gas.

Oil and Natural Gas Capitalized Costs

Aggregate capitalized costs related to oil and natural gas production activities with applicable accumulated depreciation, depletion and amortization including impairments, are presented below:

	December 31,
(in thousands)	2024	2023	2022
Proved oil and natural gas properties	$687,366	$371,625	$123,527
Unproved oil and natural gas properties	318,855	106,714	41,863

Total oil and gas properties	1,006,221	478,339	165,390
Less: Accumulated depletion and impairment	(140,376)	(54,671)	(20,635)

Oil and gas properties, net	$865,845	$423,668	$144,755

Oil and Natural Gas Reserve Information

The following table sets forth estimated net quantities of the Company’s proved developed oil and natural gas reserves. Estimated reserves for the periods presented are based on the unweighted average of first-day-of-the-month commodity prices over the period January through December for the year in accordance with definitions and guidelines set forth by the SEC and the FASB. For estimates of oil reserves, the average WTI spot oil prices used were $76.32, $78.21, and $94.14 per barrel as of December 31, 2024, 2023 and 2022, respectively. These average prices are adjusted for quality, transportation fees, and market differentials. For estimates of natural gas reserves, the average Henry Hub prices used were $2.130, $2.637, and $6.357 per MMBtu as of December 31, 2024, 2023 and 2022, respectively. These average prices are adjusted for energy content, transportation fees, and market differentials.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent the Company’s net revenue interest in its properties. Although the Company believes these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, production costs and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

Proved Developed and Undeveloped Reserves:	Oil (Bbls)	Natural Gas (Mcf)	Natural Gas Liquids (Bbls)	Total (BOE)(a)
As of December 31, 2021	2,105,157	3,972,925	—	2,767,311
Production	(523,416)	(1,058,506)	—	(699,834)
Divestitures	—	—	—	—
Purchases of reserves in place	1,165,585	2,331,222	—	1,554,122
Extensions and discoveries	58,367	101,435	—	75,273
Revisions of previous estimates	886,029	2,277,136	—	1,265,552

As of December 31, 2022	3,691,722	7,624,212	—	4,962,424
Production	(1,446,928)	(2,152,939)	(201,454)	(2,007,205)
Divestitures	—	—	—	—
Purchases of reserves in place	1,078,682	1,077,933	168,207	1,426,545
Extensions and discoveries	28,697,688	25,945,687	7,407,103	40,429,072
Revisions of previous estimates	28,871	(678,800)	789,652	705,390

As of December 31, 2023	32,050,035	31,816,093	8,163,508	45,516,225
Production	(3,830,461)	(2,979,341)	(415,363)	(4,742,381)
Divestitures	(66,654)	(9,186)	(3,702)	(71,887)
Purchases of reserves in place	580,118	1,922,022	147,354	1,047,809
Extensions and discoveries	20,123,921	13,465,004	2,108,197	24,476,286
Revisions of previous estimates	965,595	(5,903,628)	(2,398,383)	(2,416,726)

As of December 31, 2024	49,822,554	38,310,963	7,601,611	63,809,326

Proved Developed Reserves
December 31, 2021	2,105,157	3,972,925	—	2,767,311
December 31, 2022	3,691,722	7,624,212	—	4,962,424
December 31, 2023	7,124,194	12,250,285	1,514,761	10,680,669
December 31, 2024	18,624,758	20,819,874	2,848,355	24,943,092
Proved Undeveloped Reserves(b)
December 31, 2021	—	—	—	—
December 31, 2022	—	—	—	—
December 31, 2023	24,925,841	19,565,808	6,648,747	34,835,556
December 31, 2024	31,197,795	17,491,089	4,753,257	38,866,233

(a)

Estimated proved reserves are presented on an oil-equivalent basis using a conversion of six Mcf per barrel of “oil equivalent.” This conversion is based on energy equivalence and not price or value equivalence. If a price equivalent conversion based on the twelve-month average prices for the year ended December 31, 2024 was used, the conversion factor would be approximately 35.8 Mcf per Bbl of oil.

(b)

In early 2023, PhoenixOp was established with the intention that certain leaseholds held by Phoenix Energy would be developed by PhoenixOp. PhoenixOp executed a contract for a drilling rig with Patterson-UTI Drilling Company in June 2023, which allowed for previously unbooked reserves to be estimated and booked as proved undeveloped in accordance with SEC guidelines for reserves categorization and estimation and in adherence to the five-year rule as set forth by the SEC.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At December 31, 2024, total estimated proved reserves were approximately 63,809,326 Boe, a 18,293,101 Boe net increase from the previous year end’s estimate of 45,516,225 Boe. Proved developed reserves of 24,943,092 Boe increased approximately 14,262,423 Boe from December 31, 2023 as a result of proved developed reserves acquisitions of 1,047,809 Boe, extensions of 3,268,997 Boe, and total positive revisions of previous estimates of 14,759,886 Boe, offset by divestitures of 71,887 Boe and production from proved developed reserves of 4,742,381 Boe. The total positive revisions of previous estimates comprised: (i) positive price revisions of 1,263 Boe; (ii) positive transfer of 14,871,911 Boe from proved undeveloped to proved developed reserves; (iii) negative well performance revisions of (481,161) Boe; (iv) positive revisions of 715,795 Boe due to interest changes; and (v) negative revisions of (347,922) Boe due to changes in lifting cost. Proved undeveloped reserves of 38,866,233 Boe increased approximately 4,030,677 Boe from December 31, 2023 as a result of proved undeveloped reserves extensions of 21,207,289 and total negative revisions of previous estimates of 17,176,612 Boe. The total negative revisions of previous estimates comprised: (i) positive price revisions of 48,935 Boe; (ii) negative transfer of (14,871,911) Boe from proved undeveloped to proved developed reserves; and (iii) negative well performance revisions of (2,353,636) Boe due to asset development reconfiguration and type curve adjustments. During the year ended December 31, 2024, approximately $450.0 million in capital expenditures went toward the acquisition and development of proved developed reserves, which includes drilling, completion, and other facility costs associated with acquiring and developing wells. For the year ended December 31, 2024, approximately $87.4 million in capital expenditures were related to the conversion of proved undeveloped reserves to proved developed reserves. All proved undeveloped reserves disclosed as of December 31, 2024 are scheduled to be converted to proved developed status within five years of initial disclosure.

At December 31, 2023, total estimated proved reserves were approximately 45,516,225 Boe, a 40,553,802 Boe net increase from the previous year end’s estimate of 4,962,424 Boe. Proved developed reserves of 10,680,669 Boe increased approximately 5,718,245 Boe from December 31, 2022 as a result of proved developed reserves acquisitions of 1,426,545 Boe, extensions of 5,682,894 Boe, and total positive revisions of previous estimates of 616,010 Boe, offset by production from proved developed reserves of 2,007,205 Boe. The total positive revisions of previous estimates comprised: (i) negative price revisions of (13,622) Boe, (ii) transfer of (89,378) Boe from proved developed to proved undeveloped due to previous misclassifications of reserve, (iii) positive well performance revisions of 515,938 Boe, and (iv) positive revisions of 203,072 Boe due to changes in lifting cost. Proved undeveloped reserves of 34,835,556 Boe increased approximately 34,835,556 Boe from December 31, 2022 as a result of revisions due to previous misclassification of 89,378 Boe of reserves as proved developed reserves and due to the addition of 34,746,179 Boe of operated proved undeveloped reserves stemming from the signing of a drilling rig contract in June 2023. During the year ended December 31, 2023, approximately $171.2 million in capital expenditures went toward the acquisition and development of proved developed reserves, which includes drilling, completion, and other facility costs associated with acquiring and developing wells. At December 31, 2022, there were no proved undeveloped reserves. Therefore, no capital expenditures for the year ended December 31, 2023 were related to the conversion of proved undeveloped reserves to proved developed reserves.

At December 31, 2022, total estimated proved reserves were approximately 4,962,424 Boe, a 2,195,112 Boe net increase from the previous year end’s estimate of 2,767,312 Boe at December 31, 2021. Proved developed reserves of 4,962,424 Boe represented an increase of approximately 2,195,112 Boe from December 31, 2021 as a result of proved developed reserves acquisitions of 1,554,122 Boe, extensions of 75,272 Boe, and total positive revisions of previous estimates of 1,265,552 Boe, offset by production of 699,834 Boe. The total positive revisions of previous estimates comprised (i) positive price revisions of 524,667 Boe and (ii) positive well performance revisions of 740,885 Boe. During the year ended December 31, 2022, approximately $117.1 million in capital expenditures went toward the acquisition and development of proved reserves, which includes drilling, completion, and other facility costs associated with acquiring and developing wells. At December 31, 2021, there

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

were no proved undeveloped reserves. Therefore, no capital expenditures for the year ended December 31, 2022 were related to the conversion of proved undeveloped reserves to proved developed reserves.

Standardized Measure of Discounted Future Net Cash Flows

Future cash inflows represent expected revenues from production of period-end quantities of proved reserves based on the 12-month unweighted average of first-day-of-the-month commodity prices for the periods presented. All prices are adjusted by field for quality, transportation fees, energy content and regional price differentials. Future cash inflows are computed by applying applicable prices relating to the Company’s proved reserves to the year-end quantities of those reserves. Future production, development, site restoration and abandonment costs are derived based on current costs assuming continuation of existing economic conditions.

	Year Ended December 31,
(in thousands)	2024	2023	2022
Future cash inflows	$3,626,615	$2,427,554	$381,493
Future development costs	(779,533)	(619,680)	—
Future production costs	(998,851)	(681,730)	(74,897)

Future net cash flows	1,848,231	1,126,144	306,596
Less 10% annual discount to reflect timing of cash flows	(779,539)	(578,863)	(116,711)

Standard measure of discounted future net cash flows	$1,068,692	$547,281	$189,885

Changes in the Standardized Measure for Discounted Cash Flows

(in thousands)	2024	2023	2022
Beginning of the year	$547,281	$189,885	$96,636
Net change in sales and transfer prices and in production (lifting) costs related to future production	13,353	(49,785)	—
Changes in the estimated future development costs	—	—	—
Sales and transfers of oil and gas produced during the period	(289,138)	(118,105)	(57,563)
Net change due to extensions, discoveries, and improved recovery	261,832	416,822	3,134
Net change due to purchases and sales of minerals in place	26,301	36,562	57,622
Net change due to revisions in quantity estimates	189,962	2,519	83,101
Previously estimated development costs incurred during the period	106,214	—	—
Accretion of discount	212,886	69,383	6,955

End of the year	$1,068,692	$547,281	$189,885

The data presented in this note should not be viewed as representing the expected cash flow from, or current value of, existing proved reserves since the computations are based on a significant amount of estimations and assumptions. The required projection of production and related expenditures overtime requires further estimates with respect to pipeline availability, rates of demand and governmental control. Actual future prices and costs are likely to be substantially different from historical prices and costs utilized in the computation of reported amounts. Any analysis or evaluation of the reported amounts should give specific recognition to the computational methods utilized and the limitations inherent therein.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands)

	June 30, 2025	December 31, 2024
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$60,491	$120,814
Accounts receivable	81,187	28,218
Earnest payments	647	154
Other current assets	14,041	7,528

Total current assets	156,366	156,714

Oil and gas properties	1,406,610	1,006,221
Accumulated depletion	(208,191)	(140,376)

Net oil and gas properties	1,198,419	865,845
Right-of-use assets, net	10,119	6,010
Other noncurrent assets	4,710	501

Total Assets	$1,369,614	$1,029,070

LIABILITIES AND MEMBER’S EQUITY (DEFICIT)
Current liabilities
Accounts payable	$85,592	$41,824
Current portion of long-term debt	142,810	103,240
Current portion of deferred closings	9,107	7,189
Escrow account	9,459	16,356
Current operating lease liabilities	743	656
Accrued and other liabilities	114,247	57,346

Total current liabilities	361,958	226,611

Long-term debt, net of current portion	960,320	795,215
Accrued interest	41,631	26,079
Deferred closings	2,269	3,324
Operating lease liabilities	10,269	5,860
Asset retirement obligations	2,221	1,181
Other noncurrent liabilities	707	4,858

Total liabilities	1,379,375	1,063,128

Commitments and contingencies (Note 12)
Member’s equity (deficit)
Member’s equity	434	434
Accumulated deficit	(10,195)	(34,492)

Total member’s deficit	(9,761)	(34,058)

Total Liabilities and Member’s Equity (Deficit)	$1,369,614	$1,029,070

The accompanying notes are an integral part of these condensed consolidated financial statements.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(unaudited)

(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
REVENUES
Product sales	$97,260	$27,312	$181,529	$33,990
Mineral and royalty revenues	31,985	51,604	61,871	85,588
Purchased crude oil sales	30,800	—	30,800	—
Water services	3,697	904	5,200	904
Other revenues	92	10	181	28

Total revenues	163,834	79,830	279,581	120,510

OPERATING EXPENSES
Cost of sales	35,169	14,945	62,252	22,927
Depreciation, depletion, amortization, and accretion	36,617	24,370	67,842	37,775
Purchased crude oil expenses	30,352	—	30,352	—
Selling, general and administrative	6,381	7,861	15,895	13,111
Payroll and payroll-related	8,093	5,907	16,022	10,732
Advertising and marketing	517	144	837	161
Loss on sale of assets	—	—	—	564
Impairment expense	6	—	522	—

Total operating expenses	117,135	53,227	193,722	85,270

INCOME FROM OPERATIONS	46,699	26,603	85,859	35,240

OTHER INCOME (EXPENSE)
Interest income	363	33	1,052	55
Interest expense, net	(37,025)	(17,994)	(72,874)	(34,915)
Gain (loss) on derivatives	8,922	(19)	10,842	(86)
Loss on debt extinguishment	(261)	(225)	(582)	(301)

Total other expenses	(28,001)	(18,205)	(61,562)	(35,247)

NET INCOME (LOSS)	$18,698	$8,398	$24,297	$(7)

The accompanying notes are an integral part of these condensed consolidated financial statements.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity (Deficit)

(unaudited)

(in thousands)

	Member’s Equity	Accumulated Deficit	Total Member’s Deficit
Balance, January 1, 2025	$434	$(34,492)	$(34,058)
Net income	—	5,599	5,599

Balance, March 31, 2025	$434	$(28,893)	$(28,459)
Net income	—	18,698	18,698

Balance, June 30, 2025	$434	$(10,195)	$(9,761)

Balance, January 1, 2024	$4,865	$(9,699)	$(4,834)
Contributions	325	—	325
Net loss	—	(8,405)	(8,405)

Balance, March 31, 2024	$5,190	$(18,104)	$(12,914)
Net income	—	8,398	8,398

Balance, June 30, 2024	$5,190	$(9,706)	$(4,516)

The accompanying notes are an integral part of these condensed consolidated financial statements.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(unaudited)

(in thousands)

	Six Months Ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$24,297	$(7)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion, amortization, and accretion	67,842	37,775
Amortization of right-of-use assets	543	294
Amortization of debt discount and debt issuance costs	11,404	7,652
Impairment expense	522	—
Unrealized (gain) loss on derivatives	(10,468)	86
Loss on debt extinguishment	582	301
Changes in operating assets and liabilities:
Accounts receivable	(52,969)	(18,401)
Earnest payments	(12,359)	(12,811)
Accounts payable	8,032	(14,214)
Accrued and other liabilities	52,198	19,330
Escrow account	(6,897)	(822)
Accrued interest	21,200	10,972
Other	(4,297)	(717)

Net cash provided by operating activities	99,630	29,438

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to oil and gas properties and leases	(348,829)	(185,900)
Proceeds from sale of assets	—	6,200
Additions to equipment and other property	(239)	(55)

Net cash used in investing activities	(349,068)	(179,755)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuances of debt, net of discount	254,219	199,429
Payments of debt issuance costs	(39,222)	(24,490)
Repayments of debt	(23,831)	(20,602)
Members’ contributions	—	325
Payments of deferred closings	(2,051)	(5,694)

Net cash provided by financing activities	189,115	148,968

Net change in cash and cash equivalents	(60,323)	(1,349)
Cash and cash equivalents at beginning of year	120,814	5,428

Cash and cash equivalents at end of year	$60,491	$4,079

The accompanying notes are an integral part of these condensed consolidated financial statements.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

Note 1 – Business

Phoenix Energy One, LLC (“Phoenix Energy”), formerly known as Phoenix Capital Group Holdings, LLC (“Phoenix Capital”), is a Delaware limited liability company focused on oil and gas operations primarily in the Williston Basin, North Dakota/Montana, the Uinta Basin, Utah, the Permian Basin, Texas, the Denver-Julesburg Basin, Colorado/Wyoming and the Powder River Basin, Wyoming. The Company was formed in April 2019 and changed its name to Phoenix Energy in January 2025. As used in these condensed consolidated financial statements, unless the context otherwise requires, references to the “Company,” “we,” “us,” and “our” refer to Phoenix Energy and its consolidated subsidiaries.

The Company’s strategy involves the acquisition of royalty assets, non-operating working interests, and operated leases for the purpose of exploration, development, and production of crude oil, natural gas, and natural gas liquids conducted through its wholly-owned subsidiaries, Phoenix Operating LLC (“PhoenixOp”), Firebird Services, LLC (“Firebird Services”) and Firebird Marketing, LLC (“Firebird Marketing”). PhoenixOp is a Delaware limited liability company formed in January 2022 to drill, complete and operate wells in the United States. Firebird Services is a Delaware limited liability company formed in October 2023 to perform saltwater disposal services on wells operated by PhoenixOp. Firebird Marketing is a Delaware limited liability company formed in March 2025 to market and sell the Company’s operated production.

Interim financial presentation

The accompanying condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments considered necessary for fair presentation, have been included. Interim results are not necessarily indicative of results for a full year. The accompanying condensed consolidated financial statements are unaudited and should be read in conjunction with the audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2024 (the “2024 annual financial statements”).

Note 2 – Significant Accounting Policies

Basis of preparation and principles of consolidation

The condensed consolidated financial statements include the accounts of Phoenix Energy and its wholly-owned subsidiaries. All intercompany accounts and transactions with and between Phoenix Energy and its wholly-owned subsidiaries have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to current period presentation.

Liquidity risk and management’s plans

Liquidity risk is the risk that the Company’s cash flows from operations will not be sufficient for the Company to continue operating and discharge its liabilities in the normal course of operations. The Company is exposed to liquidity risk as its continued operation is dependent upon its ability to continue to obtain financing, either in the form of debt or equity, or by achieving profitable operations in order to satisfy its liabilities as they come due.

As of June 30, 2025, the Company had negative working capital of approximately $205.6 million and a member’s deficit of approximately $9.8 million. The Company expects to repay its financial liabilities in the

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

normal course of operations and to fund future operational and capital requirements through operating cash flows and through issuances of additional debt. Since the balance sheet date and through the date of the filing of these condensed consolidated financial statements, the Company had raised an additional $101.7 million of notes through its investor program (see Note 7 – Debt and Note 15 – Subsequent Events). Management believes its capital raises through its bond offerings will continue at or above this current pace.

Use of estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the applicable reporting period of such statements. Accordingly, actual results could differ materially from these estimates.

The accompanying condensed consolidated financial statements are based on a number of significant estimates including quantities of oil, natural gas and natural gas liquids (“NGL”) reserves that are the basis for the calculations of depreciation, depletion, amortization, and determinations of impairment of oil and natural gas properties. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas and there are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment along with estimated selling prices. As a result, reserve estimates may materially differ from the quantities of oil and natural gas that are ultimately recovered.

Revenue from contracts with customers

The Company recognizes its revenues following Accounting Standards Codification Topic 606, Revenue from Contracts with Customers. The Company’s revenues are predominantly derived from contracts for the sale of crude oil, natural gas and NGLs. For crude oil, natural gas and NGLs produced by PhoenixOp, each delivery order is treated as a separate performance obligation that is satisfied at the point in time control of the product transfers to the customer. Revenue is measured as the amount the Company expects to receive in exchange for transferring commodities to the customer. The Company’s commodity sales are typically based on prevailing market-based prices. When deliveries contain multiple products, an observable standalone selling price is generally used to measure revenue for each product. Revenues from product sales are presented separately from post-production expenses, including transportation costs, as the Company controls the operated production prior to its transfer to customers.

In circumstances where the Company is the non-operator or mineral rights owner, the Company derives revenue from its interests in the sale of oil and natural gas production and does not consider itself to have control of the product, resulting in the recognition of revenues net of post-production expenses. Oil, natural gas, and NGL sales revenues are generally recognized when control of the product is transferred to the customer, the performance obligations under the terms of the contracts with customers are satisfied and collectability is reasonably assured. Given the inherent time lag between when oil, natural gas, NGL production and sales occur, and when operators or purchasers often make disbursements to royalty interest owners and due to the large potential fluctuations of both production and sale price, a significant portion of the Company’s revenue may represent accrued revenue based on estimated net sales volumes and estimated selling prices of the commodities.

Effective April 2025, the Company began conducting marketing activities through its newly established subsidiary, Firebird Marketing. These activities include the purchase of crude oil from working interest owners

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

and royalty interest holders in properties operated by PhoenixOp, and the subsequent sale of the crude oil to customers. The revenues and expenses from these sales and purchases are recognized on a gross basis as the Company acts as a principal in these transactions by assuming control of the purchased crude oil before it is transferred to the customer.

The Company, through Firebird Services, provides water disposal services to PhoenixOp and third parties with respect to oil and gas production from wells in which it is the operator. Pricing for such services represents a fixed rate fee based on the quantity of water volume processed. Intercompany charges associated with PhoenixOp’s net interests are eliminated upon consolidation. The proportionate share of fees allocable to third-party working interest owners are recognized as revenues over the course of time, as services are performed. Revenues from water services are recognized only when it is probable the Company will collect the consideration it is entitled to in exchange for the services transferred to the customer.

Recent accounting standards not yet adopted

In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2024-03, Income Statement—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 requires companies to provide more detailed disclosures about the disaggregation of income statement expenses. The ASU aims to enhance the transparency and usefulness of financial statements by providing better insight into the components of expense line items, and becomes effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of the standard on its financial statements and disclosures.

Accounting pronouncements not listed above were assessed and determined to not have a material impact to the Company’s condensed consolidated financial statements.

Note 3 – Oil and Gas Properties

Oil and gas properties, net consist of the following:

(in thousands)	June 30, 2025	December 31, 2024
Proved oil and natural gas properties(a)	$963,946	$687,366
Unproved oil and natural gas properties	442,664	318,855

Total oil and gas properties	1,406,610	1,006,221
Less: Accumulated depletion	(208,191)	(140,376)

Oil and gas properties, net	$1,198,419	$865,845

(a)	Represents proved and undeveloped (i.e., wells in progress) and proved and producing properties.

The Company uses the successful efforts method of accounting for its oil and gas properties. Property acquisition costs are depleted on a units-of-production basis over total proved reserves, while costs of wells and related equipment and facilities are depleted on a units-of-production basis over proved developed reserves. Depletion on oil and gas properties was $36.6 million and $24.3 million for the three months ended June 30, 2025 and 2024, respectively, and $67.8 million and $37.5 million for the six months ended June 30, 2025 and 2024, respectively.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

Depreciation expense on the Company’s equipment and other property was less than $0.1 million for both the three months ended June 30, 2025 and 2024 and less than $0.1 million for both the six months ended June 30, 2025 and 2024.

Note 4 – Revenue

The following tables present the Company’s revenues disaggregated by product type and by segment for the periods presented:

	Three Months Ended June 30, 2025
(in thousands)	Mineral and Non-operating	Operating	Securities	Eliminations	Total
Product sales
Crude oil	$—	$96,438	$—	$—	$96,438
Natural gas	—	209	—	—	209
NGL	—	613	—	—	613

Total product sales	—	97,260	—	—	97,260

Mineral and royalty revenues
Crude oil	28,993	—	—	30	29,023
Natural gas	1,492	—	—	—	1,492
NGL	1,470	—	—	—	1,470

Total mineral and royalty revenues	31,955	—	—	30	31,985

Purchased crude oil sales	—	30,830	—	(30)	30,800
Water services	—	3,697	—	—	3,697
Other revenue	—	—	92	—	92
Intersegment revenue	62	—	33,386	(33,448)	—

Total revenues	$32,017	$131,787	$33,478	$(33,448)	$163,834

	Three Months Ended June 30, 2024
(in thousands)	Mineral and Non-operating	Operating	Securities	Eliminations	Total
Product sales
Crude oil	$—	$26,602	$—	$—	$26,602
Natural gas	—	98	—	—	98
NGL	—	612	—	—	612

Total product sales	—	27,312	—	—	27,312

Mineral and royalty revenues
Crude oil	47,271	—	—	—	47,271
Natural gas	1,406	—	—	—	1,406
NGL	2,927	—	—	—	2,927

Total mineral and royalty revenues	51,604	—	—	—	51,604

Water services	—	904	—	—	904
Other revenue	—	—	10	—	10
Intersegment revenue	52	—	16,251	(16,303)	—

Total revenues	$51,656	$28,216	$16,261	$(16,303)	$79,830

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

	Six Months Ended June 30, 2025
(in thousands)	Mineral and Non-operating	Operating	Securities	Eliminations	Total
Product sales
Crude oil	$—	$179,640	$—	$—	$179,640
Natural gas	—	637	—	—	637
NGL	—	1,252	—	—	1,252

Total product sales	—	181,529	—	—	181,529

Mineral and royalty revenues
Crude oil	55,256	—	—	30	55,286
Natural gas	3,295	—	—	—	3,295
NGL	3,290	—	—	—	3,290

Total mineral and royalty revenues	61,841	—	—	30	61,871

Purchased crude oil sales	—	30,830	—	(30)	30,800
Water services	—	5,200	—	—	5,200
Other revenue	—	—	181	—	181
Intersegment revenue	100	—	63,138	(63,238)	—

Total revenues	$61,941	$217,559	$63,319	$(63,238)	$279,581

	Six Months Ended June 30, 2024
(in thousands)	Mineral and Non-operating	Operating	Securities	Eliminations	Total
Product sales
Crude oil	$—	$33,156	$—	$—	$33,156
Natural gas	—	113	—	—	113
NGL	—	721	—	—	721

Total product sales	—	33,990	—	—	33,990

Mineral and royalty revenues
Crude oil	78,031	—	—	—	78,031
Natural gas	2,772	—	—	—	2,772
NGL	4,785	—	—	—	4,785

Total mineral and royalty revenues	85,588	—	—	—	85,588

Water services	—	904	—	—	904
Other revenue	—	—	28	—	28
Intersegment revenue	63	—	31,794	(31,857)	—

Total revenues	$85,651	$34,894	$31,822	$(31,857)	$120,510

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

Note 5 – Other Current Assets

The following table summarizes the Company’s other current assets for the periods presented:

(in thousands)	June 30, 2025	December 31, 2024
Derivative assets	$5,967	$101
Prepaid expenses	4,899	3,068
Insurance recovery receivable	1,612	2,096
Deferred financing costs	1,136	1,964
Deposits	427	150
Other	—	149

Total	$14,041	$7,528

Note 6 – Derivatives

The Company periodically enters into commodity derivative contracts to manage its exposure to crude oil price risk. Additionally, the Company is required to hedge a portion of anticipated crude oil production for future periods pursuant to its debt covenants under the Fortress Credit Agreement, as further described in Note 7 – Debt. The Company does not enter into derivative contracts for speculative trading purposes.

When the Company utilizes crude oil commodity derivative contracts, it expects to enter into put/call collars, fixed swaps or put options to hedge a portion of its anticipated future production. A collar contract establishes a floor and ceiling price on contracted volumes and provides payment to the Company if the index price falls below the floor or requires payment by the Company if the index price rises above the ceiling. A fixed swap contract sets a fixed price and provides payment to the Company if the index price is below the fixed price or requires payment by the Company if the index price is above the fixed price. A put arrangement gives the Company the right to sell the underlying crude oil commodity at a strike price and provides payment to the Company if the index price falls below the strike price. No payment or receipt occurs if the index price is higher than the strike price. As of June 30, 2025, the Company’s derivatives were comprised of crude oil commodity derivative contacts indexed to the U.S. New York Mercantile Exchange West Texas Intermediate (“WTI”). The Company has not designated its derivative contracts for hedge accounting and, as a result, records the net change in the mark-to-market valuation of the derivative contracts and all payments and receipts on settled derivative contracts in its condensed consolidated statements of operations. All derivative contracts are recorded at fair market value and included in the condensed consolidated balance sheets as assets or liabilities. Derivative assets and liabilities are presented net on the condensed consolidated balance sheets when a legally enforceable master netting arrangement exists with the counterparty.

As of June 30, 2025, the Company’s open crude oil derivative contracts consisted of the following:

	Settlement Period
(volumes in Bbl and prices in $/Bbl)	2025	2026	2027
Two-Way Collars
Notional Volumes	254,000	367,000	259,000
Weighted Average Ceiling Price	$75.02	$71.69	$69.86
Weighted Average Floor Price	$58.45	$56.01	$54.76
Swaps
Notional Volumes	1,825,000	2,191,000	1,431,000
Weighted Average Contract Price	$63.00	$62.38	$62.00

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

The following table summarizes the gains and losses on derivative instruments included on the condensed consolidated statements of operations and the net cash payments related thereto for the periods presented. Cash flows associated with these non-hedge designated derivatives are reported within operating activities on the condensed consolidated statements of cash flows.

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2025	2024	2025	2024
Gain (loss) on derivative instruments	$8,922	$(19)	$10,842	$(86)
Net cash receipts (payments) on derivatives	1,277	(56)	374	(56)

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

Certain assets and liabilities are reported at fair value on a recurring basis, including the Company’s derivative instruments. The fair values of the Company’s derivative contracts are measured internally using established commodity futures price strips for the underlying commodity provided by a reputable third party, the contracted notional volumes, and time to maturity. These valuations are Level 2 inputs.

The following tables provide (i) fair value measurement information for financial assets and liabilities measured at fair value on a recurring basis, (ii) the gross amounts of recognized derivative assets and liabilities, (iii) the amounts offset under master netting arrangements with counterparties, and (iv) the resulting net amounts presented in the Company’s condensed consolidated balance sheets as of June 30, 2025 and December 31, 2024. The net amounts are classified as current or noncurrent based on their anticipated settlement dates.

	June 30, 2025
(in thousands)	Balance Sheet Location	Level 1	Level 2	Level 3	Total Gross Fair Value	Gross Amounts Offset in Balance Sheet	Net Fair Value Presented in Balance Sheet
Assets
Commodity derivatives	Other current assets	$—	$6,610	$—	$6,610	$(643)	$5,967
Commodity derivatives	Other noncurrent assets	—	4,366	—	4,366	(1,700)	2,666

Total assets		$—	$10,976	$—	$10,976	$(2,343)	$8,633

Liabilities
Commodity derivatives	Accrued and other liabilities	$—	$(5,497)	$—	$(5,497)	$643	$(4,854)
Commodity derivatives	Other noncurrent liabilities	—	(2,407)	—	(2,407)	1,700	(707)

Total liabilities		$—	$(7,904)	$—	$(7,904)	$2,343	$(5,561)

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

	December 31, 2024
(in thousands)	Balance Sheet Location	Level 1	Level 2	Level 3	Total Gross Fair Value	Gross Amounts Offset in Balance Sheet	Net Fair Value Presented in Balance Sheet
Assets
Commodity derivatives	Other current assets	$—	$2,138	$—	$2,138	$(2,037)	$101
Commodity derivatives	Other noncurrent assets	—	3,000	—	3,000	(3,000)	—

Total assets		$—	$5,138	$—	$5,138	$(5,037)	$101

Liabilities
Commodity derivatives	Accrued and other liabilities	$—	$(4,574)	$—	$(4,574)	$2,037	$(2,537)
Commodity derivatives	Other noncurrent liabilities	—	(7,858)	—	(7,858)	3,000	(4,858)

Total liabilities		$—	$(12,432)	$—	$(12,432)	$5,037	$(7,395)

Note 7 – Debt

The following table summarizes the Company’s debt for the periods presented:

	Maturity Date
(in thousands)	Earliest Date	Latest Date	Interest Rate(a)	June 30, 2025	December 31, 2024
Fortress Term Loans	—	12/18/2027	Term SOFR + 7.1%	$300,000	$250,000
Unregistered Debt Offerings
Reg D Bonds	7/10/2025	6/10/2036	5.0% to 15.0%	630,253	497,823
Adamantium Securities	1/10/2029	6/10/2036	13.0% to 16.5%	190,841	135,180
Reg A Bonds	7/10/2025	12/10/2027	9.0%	82,048	104,884
Exchange Notes	5/10/2028	6/10/2036	9.0% to 12.0%	10,652	—
Registered Notes	5/10/2028	6/10/2036	9.0% to 12.0%	6,762	—

Total outstanding debt				1,220,556	987,887

Less: Unamortized debt discount and issuance costs(b)				(117,426)	(89,432)
Less: Current portion of long-term debt				(142,810)	(103,240)

Total long-term debt, net of current portion				$960,320	$795,215

(a)	Represents the contractual interest rates as of June 30, 2025.
(b)

Amortized into interest expense using the effective interest method. Write-offs of debt issuance costs associated with the redemption of bonds issued under the Company’s unregistered debt offerings are classified as loss on debt extinguishment in the condensed consolidated statements of operations.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

Fortress Credit Agreement

In April 2025, the Company amended the secured credit agreement with Fortress Credit Corp. (the “Fortress Credit Agreement”) and established a new tranche of term loans in an aggregate principal amount of $50.0 million (the “Fortress Amendment”). The Fortress Amendment was accounted for as a debt modification, with $25.0 million borrowed upon closing in April 2025 and $25.0 million borrowed in May 2025. The Fortress Amendment also revised the mandatory repayment schedule such that $150.0 million of the outstanding principal amount of the Fortress Term Loans is due by December 2026, with the remainder due upon maturity in December 2027. The new tranche of the Fortress Term Loans will bear interest at a rate per annum equal to Term Secured Overnight Financing Rate (“SOFR”) plus a margin of 7.10%. Proceeds will be used to finance the development of the Company’s oil and gas properties in accordance with the approved plan of development provided in the Fortress Credit Agreement.

The Company had an aggregate principal amount outstanding of $300.0 million and $250.0 million under the Fortress Term Loans as of June 30, 2025 and December 31, 2024, respectively. The all-in interest rate for the Fortress Term Loans was 11.4% at June 30, 2025. The Fortress Credit Agreement contains various customary covenants, including financial covenants that require the Company to maintain ratios around its maximum total secured leverage, minimum asset coverage, and working capital as of the last day of each calendar month or fiscal quarter, as the case may be. The Company has also entered into hedges covering at least 75.0% of the initially anticipated monthly production of crude oil from the Company’s proved developed reserves for a 36-month period, pursuant to the terms of the Fortress Credit Agreement. See Note 6 – Derivatives. The Company was in compliance with all debt covenants as of June 30, 2025.

Registered Notes

In October 2024, the Company filed a registration statement on Form S-1 (the “Registration Statement”) with the SEC, which was declared effective in May 2025, with respect to the continuous offering of up to $750.0 million aggregate principal amount of the Company’s senior subordinated notes (the “Registered Notes”) with maturity dates ranging from three to 11 years from the issue date and interest rates ranging from 9.0% to 12.0% per annum.

The Registered Notes are contractually senior to bonds sold pursuant to offerings under Rule 506(c) of Regulation D under the Securities Act (the “Reg D Bonds”) that commenced in December 2022 (the “December 2022 506(c) Bonds”) and August 2023 (the “August 2023 506(c) Bonds”), and subordinated to the Fortress Term Loans, the Adamantium Securities and Reg D Bonds whose offerings commenced in October 2020 and July 2022. The Registered Notes contain customary events of default and may be redeemed at the option of the Company at any time without premium or penalty. The holders of Registered Notes also have a right to request redemption of their notes in certain circumstances at a discount to par, subject to a limit of 10% of the then-outstanding principal amount of the applicable series in any given calendar year. As of June 30, 2025, the Company had $6.8 million of aggregate principal amount outstanding of the Registered Notes.

Unregistered Debt Offerings

Reg D Bonds

In May 2025, the Company approved an increase to the maximum offering amount of the August 2023 506(c) Bonds from $750.0 million to $1,500.0 million. The August 2023 506(c) Bonds are unsecured bonds offered and sold pursuant to an offering under Rule 506(c) of Regulation D that commenced in August 2023 with maturity dates ranging from one to eleven years from the issue date and interest rates ranging from 9.0% to 14.0% per annum. As of June 30, 2025, the Company had $630.3 million of aggregate principal amount outstanding of the Reg D Bonds.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

Reg A Bonds and Exchange Notes

In May 2025, the Company entered into an indenture to issue to holders of its unsecured three-year 9.0% bonds offered and sold pursuant to an offering under Regulation A promulgated under the Securities Act that commenced in December 2021 and terminated in December 2024 (the “Reg A Bonds”), unsecured senior subordinated obligations in an offering exempt from registration under Section 3(a)(9) and/or 4(a)(2) of the Securities Act (the “Exchange Notes”). The Exchange Notes have maturities of three, five, seven, and/or 11 years and interest rates ranging from 9.0% to 12.0% per annum. As of June 30, 2025, $10.7 million aggregate principal amount of the Reg A Bonds were exchanged to Exchange Notes and $82.0 million of the Reg A Bonds remained outstanding.

Adamantium Securities

In September 2023, the Company, through its wholly-owned subsidiary, Adamantium, commenced an offering of bonds exempt from registration pursuant to Rule 506(c) of Regulation D (the “Adamantium Bonds”). The Adamantium Bonds offer high net worth individuals a debt instrument that is unsecured but structurally senior to other bonds sold by the Company under Regulation A and Regulation D. The Adamantium Bonds have maturity terms that range from five to 11 years and bear interest ranging from 13.0% to 16.0% per annum. In November 2024, Adamantium issued a $7.0 million seven-year promissory note to an investor bearing interest at 16.5% per annum (the “Adamantium Secured Note” and, together with the Adamantium Bonds, “the Adamantium Securities”). The Adamantium Securities contain customary events of default and may be redeemed at the option of Adamantium at any time without premium or penalty. The holders of Adamantium Bonds also have a right to request redemption of their bonds in certain circumstances at a discount to par, subject to a limit of 10% of the then-outstanding principal amount of Adamantium Bonds in any given calendar year. The holder of the Adamantium Secured Note has the right to request redemption of its note at par, subject to a limit of $5.0 million in aggregate principal amount of the Adamantium Secured Note in any 12-month period. As of June 30, 2025, the Company had $190.8 million of aggregate principal amount outstanding of the Adamantium Securities.

Interest Expense on Debt

The following table summarizes the total interest costs incurred on the Company’s debt:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2025	2024	2025	2024
Stated interest	$36,832	$16,316	$69,840	$31,399
Amortization of debt discount and debt issuance costs	6,238	3,713	11,404	7,652

Total interest cost	43,070	20,029	81,244	39,051
Capitalized interest	(6,045)	(2,035)	(8,370)	(4,136)

Total interest expense, net	$37,025	$17,994	$72,874	$34,915

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

Note 8 – Accrued and Other Liabilities

The following table summarizes the Company’s accrued and other liabilities for the periods presented:

(in thousands)	June 30, 2025	December 31, 2024
Accrued capital expenditures and lease operating expenses	$42,075	$37,150
Revenue payables	35,509	4,441
Advances from joint interest partners	12,182	4,105
Accrued interest	11,863	1,746
Unredeemed matured bonds	5,019	1,338
Derivative liabilities	4,854	2,537
Accrued personnel costs	845	4,316
Asset retirement obligations	306	165
Other	1,594	1,548

Total	$114,247	$57,346

Accrued capital expenditures and lease operating expenses are primarily associated with drilling, completion and operating activities on wells operated by PhoenixOp. As of June 30, 2025, PhoenixOp had 32 wells in various stages of development. Additionally, PhoenixOp placed 30 wells into production during the six months ended June 30, 2025, increasing the total number of wells placed into production to 62 as of June 30, 2025.

In circumstances where the Company serves as the operator, the Company receives production proceeds from the purchaser and distributes the amounts to other royalty owners and joint interest partners based on their respective ownership interests. Production proceeds that the Company has not yet distributed are reflected as revenue payables and classified as a component of accrued and other liabilities in the condensed consolidated balance sheets. Additionally, joint interest partners who participate in our wells may elect to prepay a portion of the estimated drilling and completion costs. For such advances, a liability is recorded and subsequently reduced as the associated work is performed and billed to the joint interest partners.

Note 9 – Equity-Based Compensation

The Company’s parent, Phoenix Equity Holdings, LLC (“Phoenix Equity”), has granted equity awards to employees of the Company under the 2024 Long-Term Incentive Plan (the “2024 Incentive Plan”). The 2024 Incentive Plan provides for the issuance of 900,000 Class A Units, 2,813,900 Class B Units and 1,000,000 Phantom Units. As of June 30, 2025, Phoenix Equity had issued all authorized Class A Units and Class B Units and 30,500 Phantom Units under the 2024 Incentive Plan.

A summary of the activity under the 2024 Incentive Plan for the six months ended June 30, 2025 is presented below.

	Number of Units	Weighted Average Per Share Grant Date Fair Value
Nonvested at December 31, 2024	3,175,150	$55.74
Granted - Phantom Units	30,500	55.81
Vested	—	—
Forfeited	—	—

Nonvested at June 30, 2025	3,205,650	$55.74

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

During the six months ended June 30, 2025, Phoenix Equity granted 30,500 Phantom Unit awards contingent on the achievement of a performance condition, all of which will vest only upon the Company undergoing a liquidity event (e.g., change in control). No compensation cost will be recognized for the Phantom Unit awards until a liquidity event occurs. The Company has elected to account for forfeitures as they occur.

As of June 30, 2025, there was $178.7 million of total unrecognized compensation cost related to nonvested equity awards granted under the 2024 Incentive Plan, measured based on the fair value of the awards; that cost is expected to be recognized at the time a liquidity event occurs.

The fair value of each unit granted under the 2024 Incentive Plan was valued on the date of grant under an independent third-party valuation, which included a combination of an income approach, based on the present value of estimated future cash flows, and a market approach based on market data of comparable businesses. The weighted-average assumptions used in the valuation of performance unit awards granted for the six months ended June 30, 2025, are presented in the table below:

2025
Dividend yield(a)	—%
Risk-free interest rate(b)	4.4%
Expected volatility(c)	57.5%
Expected term (in years)(d)	5.0
Discount for lack of marketability(e)	30.0%

(a)	The Company has no history or expectation of paying cash dividends on its awards.
(b)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.
(c)

Volatility was estimated based on the different interests being appraised, leveraging historical volatility for comparable publicly traded organizations within its industry. The Company lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies within the industry with characteristics similar to the Company.

(d)	The expected term represents the estimated period, in years, until a liquidity event occurs.
(e)	Discount for lack of marketability was determined using the Restricted Stock Studies, Chaffee Put Option, Finnerty’s Put Option, and Qualitative Mandelbaum Factor approaches.

Note 10 – Related Parties

Debt Offerings

Certain of the Company’s officers and their family members participate in the Company’s unregistered debt offerings. During the six months ended June 30, 2025 and 2024, these officers and their family members purchased, in aggregate, 1,104 and 2,228 of the combined Reg A Bonds and Reg D Bonds for a total purchase price of $1.1 million and $2.2 million, respectively. As of June 30, 2025 and December 31, 2024, there were 3,960 and 2,860 of bonds outstanding with carrying values of $4.0 million and $2.9 million, respectively. Interest expense attributable to these securities was $0.2 million for both the three months ended June 30, 2025 and 2024 and $0.3 million for both the six months ended June 30, 2025 and 2024.

Lion of Judah

The Company paid interest expense to a financial institution on behalf of Lion of Judah related to a certain financing agreement between Lion of Judah and the financial institution of less than $0.1 million for both the

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

three months ended June 30, 2025 and 2024, and less than $0.1 million and $0.2 million for the six months ended June 30, 2025 and 2024, respectively. Interest payments made by the Company on behalf of Lion of Judah are discretionary in nature.

Note 11 – Leases

The Company leases its office facilities primarily under noncancelable multi-year operating lease agreements.

The following table shows the line item classification of the Company’s right-of-use assets and lease liabilities on the Company’s condensed consolidated balance sheets:

(in thousands)	Line item	June 30, 2025	December 31, 2024
Right-of-use assets – operating	Right of use assets, net	$10,119	$6,010

Total right-of-use assets		$10,119	$6,010

Current operating lease liabilities	Current operating lease liabilities	$743	$656
Noncurrent operating lease liabilities	Operating lease liabilities	10,269	5,860

Total lease liabilities		$11,012	$6,516

Operating lease cost of $0.6 million and $0.3 million for the three months ended June 30, 2025 and 2024, respectively, and $1.2 million and $0.6 million for the six months ended June 30, 2025 and 2024, respectively, was classified as a component of selling, general and administrative expense on the condensed consolidated statements of operations.

Note 12 – Commitments and Contingencies

For a summary of the Company’s lease obligations, see Note 11 – Leases.

Litigation

From time to time, the Company may become involved in other legal proceedings or be subject to claims arising in the ordinary course of business. Although the results of ordinary course litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these ordinary course matters will not have a material adverse effect on its business, financial condition, results of operations or cash flows. Regardless of the outcome, litigation can have an adverse impact because of defense and settlement costs, diversion of management resources and other factors.

Drilling Rig Contracts

The Company has entered into drilling rig contracts to procure drilling services for wells operated by PhoenixOp. The contracts are short-term and provide a daily operating rate as consideration for services performed by the third-party provider. As of June 30, 2025, the Company was subject to $4.9 million of commitments under these contracts.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

Natural Gas Processing Contracts

The Company has entered into contracts for mobile cryogenic gas processing units to process raw gas, produce and store NGLs, and compress residue natural gas at wells operated by PhoenixOp. The contracts range from six months to 36 months and provide monthly facility and service fees as consideration for services performed by the third-party provider. As of June 30, 2025, the Company was subject to $8.0 million of commitments under these contracts.

Note 13 – Supplemental Cash Flow Information

The following table summarizes supplemental information to the condensed consolidated statements of cash flows for the periods presented:

	Six Months Ended June 30,
(in thousands)	2025	2024
Supplemental disclosure of cash flow information:
Cash interest paid, net of capitalized interest	$43,923	$14,706
Cash paid for operating leases	698	421
Supplemental disclosure of non-cash transactions:
Capital expenditures in accounts payable and accrued and other liabilities	$100,648	$26,267
Modification of right-of-use asset and lease liability	1,985	451
Right-of-use asset obtained in exchange for lease liability	2,667	—
Unpaid property acquisition costs in deferred closings	2,470	789

Note 14 – Segments

Segment operating profit is used as a performance metric by the Chief Operating Decision Maker (“CODM”) in determining how to allocate resources and assess performance as this measure provides insight into the segments’ operations and overall success of a segment for a given period. Segment operating profit is calculated as total segment revenue less operating costs attributable to the segment, which includes allocated corporate costs that are overhead in nature and not directly associated with the segments, such as certain general and administrative expenses, executive or shared-function payroll costs and certain limited marketing activities. Corporate costs are allocated to the segments based on usage and headcount, as appropriate. Segment operating profit excludes other income and expense, such as interest expense, interest income, gain (loss) on derivatives, loss on debt extinguishment, even though these amounts are allocated to the segments and provided to the CODM. Transactions between segments are accounted for on an accrual basis and are eliminated upon consolidation. Interest expense is allocated to the segments based on the carrying value of the oil and gas properties owned by the respective segment at the balance sheet date, and interest income and gain (loss) on derivatives are allocated using the same basis as corporate costs.

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

The following table summarizes segment operating profit and reconciliation to net income (loss) for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2025	2024	2025	2024
Segment operating profit
Mineral and Non-operating	$9,507	$19,304	$17,165	$29,795
Operating	39,909	9,643	76,166	10,545
Securities	30,669	13,907	55,666	26,694
Eliminations	(33,386)	(16,251)	(63,138)	(31,794)

Total segment operating profit	46,699	26,603	85,859	35,240

Interest income	363	33	1,052	55
Interest expense, net	(37,025)	(17,994)	(72,874)	(34,915)
Gain (loss) on derivatives	8,922	(19)	10,842	(86)
Loss on debt extinguishment	(261)	(225)	(582)	(301)

Net income (loss)	$18,698	$8,398	$24,297	$(7)

The following tables present financial information by segment for the three and six months ended June 30, 2025 and 2024 and as of June 30, 2025 and December 31, 2024.

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2025	2024	2025	2024
Significant expenses
Mineral and Non-operating
Cost of sales	$6,728	$8,865	$11,310	$15,256
Depreciation, depletion, amortization, and accretion	7,089	16,371	15,354	27,966
Selling, general and administrative	4,790	3,708	9,734	6,043
Payroll and payroll-related	3,897	3,356	7,856	5,969
Other segment items(a)	6	52	522	622
Operating
Cost of sales	$28,503	$6,132	$51,042	$7,734
Depreciation, depletion, amortization, and accretion	29,528	7,701	52,488	9,511
Purchased crude oil expenses	30,352	—	30,352	—
Selling, general and administrative	1,097	2,977	3,094	4,278
Payroll and payroll-related	2,398	1,711	4,417	2,768
Other segment item(b)	—	52	—	58
Securities
Advertising and marketing	$517	$40	$837	$45
Selling, general and administrative	494	1,176	3,067	2,790
Payroll and payroll-related	1,798	840	3,749	1,995
Interest expense
Mineral and Non-operating	$22,684	$13,184	$45,974	$26,171
Operating	14,341	4,810	26,900	8,744
Securities	(33,386)	(16,251)	(63,138)	(31,794)
Eliminations	33,386	16,251	63,138	31,794

Total interest expense, net	$37,025	$17,994	$72,874	$34,915

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2025	2024	2025	2024
Capital expenditures
Mineral and Non-operating	$47,482	$50,340	$136,801	$98,444
Operating	126,571	43,830	222,721	92,561
Eliminations	(7,260)	(2,978)	(10,454)	(5,050)

Total capital expenditures	$166,793	$91,192	$349,068	$185,955

(a)	Other segment items include advertising and marketing expense, loss on sale of assets, and impairment expense.
(b)	Other segment item includes advertising and marketing expense.

(in thousands)	June 30, 2025	December 31, 2024
Assets
Mineral and Non-operating	$1,074,467	$898,300
Operating	584,167	332,721
Securities	2,496	6,918
Eliminations	(291,516)	(208,869)

Total assets	$1,369,614	$1,029,070

The following tables summarize the Company’s oil and natural properties by proved and unproved properties, location and by segment (before accumulated depletion):

	June 30, 2025
(in thousands)	Mineral and Non-operating	Operating	Securities	Eliminations	Consolidated Total
Oil and natural gas properties, proved
Williston Basin	$201,761	$601,248	$—	$—	$803,009
Powder River Basin	51,559	—	—	—	51,559
Denver-Julesburg	46,505	—	—	—	46,505
Permian Basin	20,051	—	—	—	20,051
Marcellus	1,306	—	—	—	1,306
Uinta Basin	39,814	—	—	—	39,814
Other	1,702	—	—	—	1,702

Total proved properties	$362,698	$601,248	$—	$—	$963,946

Oil and natural gas properties, unproved
Williston Basin	$318,312	$7,427	$—	$—	$325,739
Powder River Basin	30,486	—	—	—	30,486
Denver-Julesburg	35,768	—	—	—	35,768
Permian Basin	6,752	—	—	—	6,752
Uinta Basin	42,070	—	—	—	42,070
Other	1,849	—	—	—	1,849

Total unproved properties	$435,237	$7,427	$—	$—	$442,664

PHOENIX ENERGY ONE, LLC AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(unaudited)

	December 31, 2024
(in thousands)	Mineral and Non-operating	Operating	Securities	Eliminations	Consolidated Total
Oil and natural gas properties, proved
Williston Basin	$184,740	$351,864	$—	$—	$536,604
Powder River Basin	47,780	—	—	—	47,780
Denver-Julesburg	45,193	—	—	—	45,193
Permian Basin	20,050	—	—	—	20,050
Marcellus	1,306	—	—	—	1,306
Uinta Basin	34,731	—	—	—	34,731
Other	1,702	—	—	—	1,702

Total proved properties	$335,502	$351,864	$—	$—	$687,366

Oil and natural gas properties, unproved
Williston Basin	$209,437	$7,300	$—	$—	$216,737
Powder River Basin	29,853	—	—	—	29,853
Denver-Julesburg	35,619	—	—	—	35,619
Permian Basin	6,752	—	—	—	6,752
Uinta Basin	28,045	—	—	—	28,045
Other	1,849	—	—	—	1,849

Total unproved properties	$311,555	$7,300	$—	$—	$318,855

Note 15 – Subsequent Events

In July 2025, the Company entered into additional fixed swap contracts for a total volume of 2.7 million Bbls at a weighted average contract price of $62.87 with settlement dates through December 2027, pursuant to its debt covenants under the amended Fortress Credit Agreement.

In August 2025, the Company amended the Fortress Credit Agreement (the “Amendment”) and established a new tranche of term loans in an aggregate principal amount of $100.0 million that was borrowed in full upon closing and established a new $6.5 million tranche of loans, which represents a contingent principal obligation that is only due and payable (together with accrued interest) upon certain conditions occurring, including payment defaults under the Fortress Credit Agreement or a bankruptcy filing. The Amendment also revised the mandatory repayment schedule such that $200.0 million of the outstanding principal amount of the Fortress Term Loans is due in August 2027, with the remainder due upon maturity in December 2027. The new tranche of the Fortress Term Loans will bear interest at a rate per annum equal to Term SOFR plus a margin of 7.10%. Proceeds will be used to finance the development of the Company’s oil and gas properties in accordance with the approved plan of development provided in the Fortress Credit Agreement.

The Company is continuing to raise debt capital under its exempt and registered debt offerings. Since the balance sheet date and through the date of filing of these condensed consolidated financial statements, the Company issued approximately $101.7 million of debt securities under these offerings.

PHOENIX ENERGY ONE, LLC

Up to 3,750,000 Shares of

10.00% Series A Cumulative Redeemable Preferred Shares

OFFERING CIRCULAR

Part III

EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Description	Form	Date of First Filing	Exhibit Number

1.1++	Selling Agency Agreement, by and between Phoenix Energy One, LLC and Digital Offering LLC, dated as of August 27, 2025.

2.1	Certificate of Formation of Phoenix Capital Group Holdings, LLC, dated as of April 16, 2019.	S-1	10/29/2024	3.1

2.2	Certificate of Amendment to the Certificate of Formation of Phoenix Energy One, LLC, dated as of January 23, 2025.	S-1/A	03/28/2025	3.2

2.3	Second Amended and Restated Limited Liability Company Agreement of Phoenix Energy One, LLC, dated as of January 23, 2025.	S-1/A	03/28/2025	3.3

2.4	Form of Third Amended and Restated Limited Liability Company Agreement of Phoenix Energy One, LLC.	1-A	06/26/2025	2.4

3.1	Form of Phoenix Energy One, LLC Share Designation with respect to the Series A Cumulative Redeemable Preferred Shares.	1-A	06/26/2025	3.1

3.2	Indenture, by and between Phoenix Energy One, LLC and UMB Bank, N.A., as trustee, dated May 14, 2025, governing the Registered Notes.	10-Q	05/16/2025	4.1

3.3	Form of Cash Interest Note (included in Exhibit 3.2)	10-Q	05/16/2025	4.2

3.4	Form of Compound Interest Note (included in Exhibit 3.2)	10-Q	05/16/2025	4.3

3.5	Indenture, by and between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of January 12, 2022, governing the Reg A Bonds.	S-1	10/29/2024	4.4

3.6	First Supplemental Indenture, by and between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of February 1, 2022.	S-1	10/29/2024	4.5

3.7	Second Supplemental Indenture, by and between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of July 18, 2022.	S-1	10/29/2024	4.6

3.8	Third Supplemental Indenture, by and between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of May 25, 2023.	S-1	10/29/2024	4.7

3.9	Form of Reg A Bond.	S-1	10/29/2024	4.8

3.10	Form of Adamantium Bond.	S-1	10/29/2024	4.9

3.11	Form of 2020 506(b) Bond and 2020 506(c) Bond.	S-1	10/29/2024	4.10

3.12	Form of July 2022 506(c) Bond.	S-1	10/29/2024	4.11

3.13	Form of December 2022 506(c) Bond (Series AAA through Series D-1).	S-1	10/29/2024	4.12

III-1

		Incorporated by Reference
Exhibit Number	Description	Form	Date of First Filing	Exhibit Number

3.14	Indenture, by and between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of August 25, 2023, governing the August 2023 506(c) Bonds.	S-1	10/29/2024	4.13

3.15	Form of August 2023 506(c) Bond (Series U through Series Z-1).	S-1	10/29/2024	4.14

3.16	First Supplemental Indenture, by and between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of August 20, 2024.	S-1	10/29/2024	4.15

3.17	Form of August 2023 506(c) Bond (Series AA through Series JJ-1) (included in Exhibit 4.15).	S-1	10/29/2024	4.16

3.18	Second Supplemental Indenture, by and between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of October 17, 2024.	S-1	10/29/2024	4.17

3.19	Third Supplemental Indenture, by and between Phoenix Energy One, LLC and UMB Bank, N.A., as trustee, dated as of May 14, 2025, governing the August 2023 506(c) Bonds.	10-Q	05/16/2025	4.18

3.20	Indenture, by and between Phoenix Energy One, LLC and UMB Bank, N.A., as trustee, dated as of May 15, 2025, governing the Exchange Notes.	10-Q	05/16/2025	4.19

3.21	Form of Cash Interest Note (included in Exhibit 3.20)	10-Q	05/16/2025	4.20

3.22	Form of Compound Interest Note (included in Exhibit 3.20)	10-Q	05/16/2025	4.21

4.1	Form of Subscription Agreement for purchase of Preferred Shares.	1-A/A	08/14/2025	4.1

4.2	Form of Subscription Agreement for purchase of Preferred Shares through AOS Inc.’s, My IPO platform.	1-A/A	08/14/2025	4.2

6.1	Commercial Credit Agreement, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, and Amarillo National Bank, dated as of July 24, 2023.	S-1	10/29/2024	10.1

6.2	Security Agreement, by and between Phoenix Capital Group Holdings, LLC and Amarillo National Bank, LLC, dated as of July 24, 2023.	S-1	10/29/2024	10.2

6.3†++	Second Amended and Restated Limited Liability Company Agreement of Phoenix Equity Holdings, LLC, dated as of December 4, 2024.	S-1/A	12/30/2024	10.4

6.4†++	First Amendment to the Second Amended and Restated Limited Liability Company Agreement of Phoenix Equity Holdings, LLC, dated as of April 25, 2025.	S-1/A	04/25/2025	10.30

6.6†++	Unit Award Agreement, by and between Phoenix Equity Holdings, LLC and Curtis Allen, dated as of December 4, 2024.	S-1/A	12/30/2024	10.5

6.7†++	Employee Offer Letter, by and between Phoenix Capital Group Holdings, LLC and Sean Goodnight, dated as of June 12, 2020.	S-1/A	03/28/2025	10.7

6.8†	Employee Agreement, by and between Phoenix Equity Holdings, LLC and Adam Ferrari, effective as of January 1, 2025.	S-1/A	03/28/2025	10.8

III-2

		Incorporated by Reference
Exhibit Number	Description	Form	Date of First Filing	Exhibit Number

6.9†	Employee Agreement, by and between Phoenix Equity Holdings, LLC and Curtis Allen, effective as of January 1, 2025.	S-1/A	05/09/2025	10.9

6.10†	Employee Agreement, by and between Phoenix Equity Holdings, LLC and Lindsey Wilson, effective as of January 1, 2025.	S-1/A	05/09/2025	10.10

6.11†	Employee Offer Letter, by and between Phoenix Operating LLC and Brandon Allen, dated as of March 2, 2023.	S-1/A	03/28/2025	10.11

6.12†	Performance Bonus Amendment, by and among Phoenix Operating LLC, Phoenix Capital Group Holdings, LLC, and Brandon Allen, dated as of January 22, 2025.	S-1/A	03/28/2025	10.12

6.13†	Commission Agreement, by and between by and between Phoenix Capital Group Holdings, LLC and Sean Goodnight, dated as of January 16, 2024.	S-1/A	03/28/2025	10.13

6.14	Loan Agreement, by and between Adamantium Capital LLC and Phoenix Capital Group Holdings, LLC, dated as of September 14, 2023.	S-1	10/29/2024	10.10

6.15	Loan Agreement Amendment and Note Modification Agreement, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, and Adamantium Capital LLC, dated as of October 30, 2023.	S-1	10/29/2024	10.11

6.16	Promissory Note, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, and Amarillo National Bank, LLC, dated as of July 24, 2023.	S-1	10/29/2024	10.3

6.17	Modification of Promissory Note, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating, LLC, and Amarillo National Bank, dated as of July 24, 2024.	S-1	10/29/2024	10.13

6.18++	Amended and Restated Senior Credit Agreement, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, each of the lenders from time to time party thereto, and Fortress Credit Corp., dated as of August 12, 2024.	S-1	10/29/2024	10.14

6.19	Assignment of Loans and Liens, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, Amarillo National Bank, and Fortress Credit Corp., as administrative agent, collateral agent, and lender, dated as of August 12, 2024.	S-1	10/29/2024	10.15

6.20	Limited Waiver and Amendment No. 1 to Amended and Restated Senior Credit Agreement, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, each of the lenders from time to time party thereto, and Fortress Credit Corp., dated as of October 25, 2024.	S-1/A	12/30/2024	10.16

6.21	Amendment No. 2 to Amended and Restated Senior Credit Agreement, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, each of the lenders from time to time party thereto, and Fortress Credit Corp., dated as of November 1, 2024.	S-1/A	12/30/2024	10.17

III-3

		Incorporated by Reference
Exhibit Number	Description	Form	Date of First Filing	Exhibit Number

6.22++	Amendment No. 3 to Amended and Restated Senior Credit Agreement, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, each of the lenders from time to time party thereto, and Fortress Credit Corp., dated as of December 18, 2024.	S-1/A	12/30/2024	10.18

6.23	Second Amendment to Loan Agreement, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, and Adamantium Capital LLC, dated as of December 12, 2024.	S-1/A	12/30/2024	10.19

6.24†	2024 Long-Term Incentive Plan of Phoenix Equity Holdings, LLC.	S-1/A	12/30/2024	10.20

6.25†	Form of Unit Award Agreement of Phoenix Equity Holdings, LLC.	S-1/A	12/30/2024	10.21

6.26†	Form of Phantom Unit Award Agreement of Phoenix Equity Holdings, LLC.	S-1/A	12/30/2024	10.22

6.27	Third Amendment to Loan Agreement, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, and Adamantium Capital LLC, dated as of January 3, 2025.	S-1/A	03/29/2025	10.27

6.28	Fourth Amendment to Loan Agreement, by and among Phoenix Energy One, LLC, Phoenix Operating LLC, and Adamantium Capital LLC, dated as of January 24, 2025.	S-1/A	03/29/2025	10.28

6.29++	Limited Waiver and Amendment No. 4 to Amended and Restated Senior Credit Agreement, by and among Phoenix Energy One, LLC, Phoenix Operating LLC, each of the lenders from time to time party thereto, and Fortress Credit Corp., dated as of April 16, 2025.	S-1/A	04/25/2025	10.29

6.30†	First Amendment to the Second Amended and Restated Limited Liability Company Agreement of Phoenix Equity Holdings, LLC, dated as of April 25, 2025.	S-1/A	04/25/2025	10.30

6.31†++	Unit Award Agreement, by and between Phoenix Equity Holdings, LLC and Sean Goodnight, dated as of December 4, 2024.	S-1/A	12/30/2024	10.6

6.32	Form of Indemnification Agreement.	1-A	06/26/2025	6.32

6.33†	Form of Non-Executive Director Offer Letter.	1-A	06/26/2025	6.33

6.34++	Amendment No. 5 to Amended and Restated Senior Credit Agreement, by and among Phoenix Energy One, LLC, Phoenix Operating LLC, each of the lenders from time to time party thereto, and Fortress Credit Corp., dated as of June 26, 2025.	1-A	06/26/2025	6.34

6.35++	Amendment No. 6 to Amended and Restated Senior Credit Agreement, by and among Phoenix Energy One, LLC, Phoenix Operating LLC, each of the lenders from time to time party thereto, and Fortress Credit Corp., dated as of August 1, 2025.	1-A/A	08/01/2025	6.35

III-4

		Incorporated by Reference
Exhibit Number	Description	Form	Date of First Filing	Exhibit Number

8.1	Amended and Restated Escrow Agreement, by and among Phoenix Energy One, LLC, Digital Offering, LLC and Wilmington Trust, National Association, dated as of August 14, 2025.	1-A/A	08/14/2025	8.1

10.1	Power of Attorney (included on the signature pages to the initial filing of this offering statement).	1-A	06/26/2025	10.1

11.1	Consent of Ramirez Jimenez International CPAs.

11.2	Consent of Latham & Watkins LLP (included in Exhibit 12.1).	1-A	06/26/2025	11.2

12.1	Opinion of Latham & Watkins LLP regarding legality of the Preferred Shares.	1-A	06/26/2025	12.1

99.1	Consent of Daniel Ferrari to be Named as a Director Nominee	1-A	06/26/2025	99.1

99.2	Consent of Jason Allan Pangracs to be Named as a Director Nominee	1-A	06/26/2025	99.2

99.3	Consent of Jason Montgomery Wagner to be Named as a Director Nominee	1-A	06/26/2025	99.3

99.4	Consent of Adam Ferrari to be Named as a Director Nominee	1-A	06/26/2025	99.4

99.5	Consent of Curtis Allen to be Named as a Director Nominee	1-A	06/26/2025	99.5

++

Certain annexes, schedules, and exhibits to this Exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby agrees to furnish supplementally a copy of any omitted annex, schedule, or exhibit to the U.S. Securities and Exchange Commission upon request.

†	Management contract or compensatory plan or arrangement.

III-5

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on September 12, 2025.

PHOENIX ENERGY ONE, LLC

By:	/s/ Curtis Allen
Name:	Curtis Allen
Title:	Chief Financial Officer

Pursuant to the requirements of Regulation A, this offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature

/s/ Adam Ferrari Name: Adam Ferrari
Title: Chief Executive Officer and Principal Executive Officer

Date: September 12, 2025

/s/ Curtis Allen Name: Curtis Allen
Title: Principal Financial Officer and Principal Accounting Officer

Date: September 12, 2025

III-6